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KeyCorp
Annual Report



Our purpose

To help our clients, colleagues, and communities thrive.

KeyBank
Opens Doors.

To our fellow shareholders

In 2025, we celebrated KeyBank's 200-year anniversary. I am pleased to report that in an important, milestone year, we delivered financial results reflective of our proud heritage.

We met or exceeded each financial target we communicated at the beginning of the year while continuing to make meaningful investments in our franchise. We achieved record revenue, and pre-provision net revenue increased 44% compared to 2024[1]. We grew commercial clients, relationship households, deposits, pipelines, and assets under management.

Throughout the year, we maintained peer-leading capital ratios. As a result, we continued to support clients with our balance sheet and completed $200 million of share repurchases in the fourth quarter. We are committed to a more meaningful return of capital to our shareholders in 2026.

[1]Non-GAAP measure adjusted for selected items: See GAAP to Non-GAAP Reconciliations in the attached 10-K for reconciliation and the financial supplement of the 4Q25 earnings release for breakout of Selected Items Impact on Earnings.

Delivering on our commitments

At the beginning of 2025, we shared five financial objectives. I am pleased to share we met or exceeded each commitment.

First, we would increase net interest income by 20%, with a fourth quarter exit rate that was at least 10% higher than that of the fourth quarter of 2024. Net interest income grew 23% for the full year, with a fourth quarter exit rate that was 15% higher compared to the prior year. This will facilitate outsized growth again in 2026.

Second, fee income would increase by at least 5%. Fees increased by 7.5%[1], with each of our high priority fee-based businesses growing at a high single-digit or low double-digit rate.

Third, we would manage expenses to a 3–5% growth rate. Expenses increased by approximately 4.5%, even as we made meaningful investments in our franchise throughout the year and compensated people for our strong financial performance.

Fourth, loans would be flat on a point-to-point year-end basis, with commercial loans up 2–4%. Total loans grew 2%, with commercial loans up 6%. Commercial and industrial loans grew 9%, an area of particular strength for our company.

Lastly, net charge-offs would remain low at 40 to 45 basis points. Net charge-offs were 41 basis points. All leading indicators — nonperforming assets, criticized loans, and delinquencies — improved over the course of the year.

These results demonstrate significant progress on our path to achieving a sustainable 15%+ return on tangible common equity by year-end 2027, and 16%–19% over the longer-term. At the same time, we ended 2025 with a strong capital position including a Common Equity Tier 1 (CET1) ratio of 11.8% and a 'marked' CET1 ratio, which adjusts for unrealized securities losses, of 10.4%. Our capital position gives us flexibility to lean in even more aggressively in 2026 to support our clients, our own organic growth, and to repurchase shares.

Investing across the franchise to drive future growth

We increased our front-line banker headcount by approximately 10% across Wealth Management, Commercial Payments, Middle Market, and Investment Banking. Based on our historical experience, we generally expect new hires to become fully productive on our platforms over a 12- to 18-month period as they onboard and leverage our differentiated capabilities.

We plan to continue to add to our banker ranks again in 2026. A consistent approach to hiring year-after-year will enable us to better take advantage of our unique, but underleveraged platforms, and will have a compounding effect on our future growth.

We also spent an incremental $100 million on technology in 2025, focused on investments that improved our client-facing capabilities and make it easier for clients to bank with Key. We intend to invest an additional $100 million — or $1 billion total — in 2026. These investments will continue to focus on delivering leading-edge capabilities to our clients.

The current environment plays well to our strengths

Our unique underwrite-to-distribute model positions us well in the current operating environment. In 2025, we raised nearly $140 billion of capital on behalf of clients while retaining 20% on our balance sheet.

If market conditions remain constructive, we will continue to support our clients by raising capital, which generates fee income while eliminating tail risks. If markets dislocate and credit spreads widen, we have plenty of capacity to grow loans faster and earn net interest income.

At 10% of total revenues, we enjoy outsized and differentiated Investment Banking capabilities to serve our clients.

Strong underlying momentum positions Key for even greater success

We are playing offense with a culture that is becoming increasingly focused on client acquisition, in addition to maintaining the exceptional service quality for which we are well known.

We achieved our second-best year ever of Investment Banking and Debt Placement fees in 2025. Encouragingly, strategic activity picked up meaningfully late in the year. We are off to a strong start in 2026 and our pipelines remain at historically elevated levels. Assuming a continued favorable macro backdrop, we expect another strong year of capital markets growth in 2026.

Our commercial payments franchise is a scaled national business that grew 11% in 2025, or approximately twice the industry growth rate. It is a significant source of new customer acquisition for Key. The consistent investment we have made in this business for over a decade in bankers and technology, including a more recent step-up in embedded banking and digital and analytics capabilities, will drive continued strong growth in this area.

Wealth assets under management ended the year at a record $70 billion, and we achieved a third consecutive year of record sales production in our mass affluent segment. Since inception in 2023, we have doubled the number of mass affluent customers who bank with Key, adding approximately 54,000 new households, and $7 billion of total client assets.

We added 12% to our wealth manager headcount in 2025. Despite our recent progress, we have only won wealth business from approximately 10% of our existing mass affluent customers. When accompanied by the ongoing benefit from our nation's recent wealth effect, we believe this offers a significant opportunity for growth.



We announced changes to the composition of our Board, reaffirming our Board's commitment to strong corporate governance and long-term shareholder value creation

The Board has nominated two new independent directors, Tony DeSpirito and Chris Henson, for election as directors at KeyCorp's 2026 Annual Meeting of Shareholders. Both candidates have impressive backgrounds in the financial services industry and bring capabilities that are directly aligned with Key's priorities.

Additionally, we also announced that Todd Vasos assumed the role of Lead Independent Director. Todd has been an excellent contributor to our Board since he joined in 2020.

We believe the addition of Messrs. DeSpirito and Henson will enhance an already highly engaged and very capable Board as we drive the next phase of value creation for Key. Following their election to the Board, eight of Key's fourteen Directors will have been added since I became CEO in 2020.

I want to share my thoughts on some common questions from our shareholders with regard to our strategy and the future of the financial services industry.



Q&A

What are Key's top strategic priorities in 2026 and beyond?

We are primarily focused on four areas.

First, we will continue to grow our businesses organically and again deliver on our financial objectives. This includes continued acceleration in new client acquisition.

Second, we will drive greater return on capital and make significant progress toward our target 15%+ return on tangible common equity by the fourth quarter of 2027.

Third, we expect to meaningfully increase our return of capital to existing shareholders, in excess of $1.2 billion for the full year or approximately 5% of our market cap[2].

Lastly, we have and will continue to position our businesses for the next leg of growth by continuing to accelerate new client acquisition, hiring quality relationship bankers, and investing productively in technology, especially Artificial Intelligence (AI).

What prompted you to set a 15%+ return on tangible common equity target by year-end 2027, and what is your degree of confidence that you can achieve this goal?

We are highly confident we can achieve a 15% or better return on tangible common equity by year-end 2027 and see a number of paths to getting there. Our confidence stems from having relatively low execution risk to achieve our target, as roughly half is driven by mechanical benefits of fixed-rate asset repricing over time. The other half comes from continued execution against our compelling organic growth opportunities.

We have the luxury of a peer-leading capital position, which gives us the opportunity to accelerate capital return to shareholders. As of

year-end 2025, both our reported CET1 ratio and 'marked' CET1 ratio were nearly 100 basis points higher than our peer group. As we repurchase our shares and bring our capital ratios closer to where our peers operate today, this will add further to our return profile.

The 15%+ return on tangible common equity target is not an end goal, but rather an important milestone on our journey. We see a path to achieving sustainable returns on tangible common equity of 16–19% over time.

How is Key thinking about and using AI to grow the business?

We are excited about AI's potential. We believe AI will create a better client experience; improve our team's productivity; save time, especially on mundane tasks; and meaningfully reduce our unit costs over time.

While it is still too early to identify quantifiable P&L benefits in 2026, we do believe AI will be a gamechanger for Key, as an early adopter.

This year, we are focused on a few thematic use cases that will:

- Enhance the client experience by embedding AI across our branches, contact centers, and salesforce.

- Accelerate credit decisioning by streamlining our credit underwriting processes.

- Increase technology productivity with automated application support and augmented software development, allowing our engineers to focus more on innovation.

- Strengthen risk and security monitoring with AI-driven surveillance enhancing real-time fraud detection, AML monitoring, and cybersecurity.

Across these initiatives, we remain guided by a clear principle: innovation must be responsible, secure, and aligned with our values. When applied thoughtfully, generative and agentic AI represent a meaningful opportunity to improve efficiency, manage risk, and deliver better outcomes for those we serve.

[2]Assuming stock price holds at February 26, 2026 levels.

What are your capital priorities in 2026? Does Key need to take part in M&A in the near-term to maintain its competitive positioning?

Our capital priorities remain unchanged:

First, support clients with our balance sheet.

Second, continue to make investments in our people and technology. As recent hires ramp up, they will further utilize our platforms which we believe are underleveraged, while making it easier for clients to bank with Key.

Third, pay our dividend.

Fourth, pursue complementary fee-based and capability-enhancing deals that we have proven historically we can successfully integrate and consider them to be part of our DNA.

Lastly, share repurchases. With our excess capital position and strong capital generation capabilities, we expect at least $1.2 billion of share repurchases in 2026.

As it pertains to bank M&A, we do not believe we need to participate.

Consolidation in this industry will persist in the coming years and decades. We will continue to invest in talent to further utilize our platforms which we believe are underleveraged. We remain laser-focused on executing against the compelling organic growth trajectory that is ahead of us, driven by disciplined growth, net interest margin expansion, enhanced profitability, and capital return.



An enduring legacy of service.

Founded in 1825, KeyBank's roots trace back to a time before electricity lit the night, before the automobile ruled the roadways, and before the telephone carried our voices across the continent. In 2025, we proudly celebrated two centuries of delivering on our purpose: to help our clients, colleagues, and communities thrive.

Our history on display

Inside the KeyBank Heritage Center

To celebrate our 200-year legacy, we unveiled the KeyBank Heritage Center. Located in our historic Public Square KeyBank branch in Cleveland, Ohio, the Heritage Center showcases KeyBank's rich history through compelling stories, one-of-a-kind artifacts, and interactive exhibits. Visitors can explore how the company overcame challenges and embraced opportunities across two centuries to become one of the nation's leading financial services companies.

Since opening, the KeyBank Heritage Center has welcomed more than 2,000 visitors, including high school students, community leaders, investors, and clients.

The KeyBank Heritage Center is also available digitally at key.com/heritage.





Together, we drive meaningful impact

Our 200-year celebration was driven by our teammates — 17,000 strong from Maine to Alaska. As we marked this milestone, we honored not only today's team, but also the generations of KeyBank teammates who paved the way. For two centuries, our talented and engaged team has set KeyBank apart. Their engagement with the company remains strong, with 24% of our teammates advancing their careers into new roles or promotions in 2025.

During our bicentennial year, teammates had the opportunity to select a nonprofit to receive a $200 gift from the KeyBank Foundation. Through this program, our team directed $1.3 million to more than 4,000 nonprofits nationwide — an incredible testament to their commitment to living the KeyBank purpose and values.

Empowering neighborhoods, transforming lives

For generations, KeyBank has invested in the communities we proudly serve — more than $65 billion since 2017. In 2025, we continued this legacy with a special $200,000 bicentennial grant program, awarding $5.4 million to Community Development Financial Institutions (CDFIs) across our 27 markets. These CDFIs are driving bold, community-rooted solutions in affordable housing, economic inclusion, workforce development, and neighborhood revitalization. Their work is transforming possibilities for the communities we serve, and KeyBank is honored to propel their missions forward.



2025 community investment highlights

Delivered nearly $5.6 billion to support community development and affordable housing projects, expanding access to safe, sustainable housing nationwide.

Contributed nearly 70,000 hours of service through KeyBank teammate volunteerism and nonprofit board leadership.

Provided more than 2,600 hours of financial education to the public, including programs such as Money, Me & Key®; home lending workshops; and student financial literacy sessions.

Deployed nearly $40.7 million in philanthropic investments across our communities, including KeyBank Foundation grants, community sponsorships, and employee matching gift programs.

Transformative Philanthropy: Empowering Portland Housing Center

Portland Housing Center (PHC), a recipient of a $200,000 bicentennial grant, will use the funds to advance its mission of creating pathways to homeownership through education, counseling, and financial services. Since its founding in 1991, PHC has helped more than 10,000 families become successful, financially secure homeowners. This grant will accelerate PHC's three-year strategic plan by expanding services, strengthening operational support, and modernizing technology to better serve families on their journey to homeownership.

"Multi-year investments are not just a financial strategy – they're a vote of confidence in our mission, our team, and the communities we serve."

– Dana Shepherd
Executive Director, Portland Housing Center

In conclusion

In 2025, our broad-based business momentum continued to benefit our shareholders, our teammates, and our communities.

Key's total shareholder return for 2025 was 26%, and our tangible book value per share grew by 18%. Our teammates remained committed and engaged. They are proud to work for a company with strong business momentum and organic growth opportunities. Through investment, lending, grants, and volunteerism, we participated in the growth and revitalization of the communities we proudly serve.

Before wrapping up, I would like to thank Sandy Cutler for his exemplary service, dedication and significant contributions to Key as our Lead Independent Director. I look forward to his continued service as an Independent Director while Todd Vasos transitions into the Lead Independent Director role, which he assumed in January 2026. Additionally, I want to express gratitude to Carlton Highsmith, Ruth Ann Gillis, and David Wilson for their meaningful contributions and dedicated service to Key during their time on the Board.

I am incredibly proud of our results, our continued momentum, and — most importantly — the talented teammates behind our success in 2025. With strong momentum, we are well-positioned to achieve another year of outsized growth and anticipate increasing both our return on and return of capital to our shareholders in 2026.

Sincerely,

Christopher Gorman
Chairman & CEO, KeyCorp

Executive Leadership Team

Christopher Gorman
Chairman and Chief
Executive Officer

Andrew Paine III
Head of Institutional Bank

Clark Khayat
Chief Financial Officer

Ally Kidik
Chief Auditor

Trina Evans
Chief of Staff and Director
of Corporate Center

Ken Gavrity
Head of Commercial Bank

Victor Alexander
Head of Consumer Bank

Mohit Ramani
Chief Risk Officer

James Waters
General Counsel and
Corporate Secretary

Angela Mago
Chief Human
Resources Officer

Board of Directors



Christopher M. Gorman
Chairman and
Chief Executive Officer
KeyCorp



Todd J. Vasos
Lead Director
CEO
Dollar General Corporation



Jacqueline L. Allard
Group Head, Global
Wealth Management
Scotiabank



Alexander M. Cutler
Lead Director until 1/15/2026
Chairman and CEO (Retired)
Eaton Corporation



H. James Dallas
SVP, Quality and
Operations (Retired)
Medtronic, Inc.



Elizabeth R. Gile
Managing Director (Retired)
Deutsche Bank AG



Ruth Ann M. Gillis*
EVP and Chief
Administrative Officer (Retired)
Exelon Corporation



Robin N. Hayes
Chairman and CEO
Airbus of North America



Carlton L. Highsmith*
Chairman, President,
and CEO (Retired)
Specialized Packaging Group, Inc.



Richard J. Hipple
Executive Chairman (Retired)
Materion Corporation



Somesh Khanna
Co-Executive Chairman
Apexon, Inc.



Devina A. Rankin
EVP and CFO (Retired)
Waste Management, Inc.



Barbara R. Snyder
President
Association of American
Universities



Richard J. Tobin
President and CEO
Dover Corporation

*Ms. Gillis and Mr. Highsmith will retire from the Board of Directors effective at KeyCorp's 2026 Annual Meeting to be held on May 14, 2026.

Financial Highlights

Year End December 31 (dollars in millions, except per share amounts)	2025	2024	2023	2022	2021
Total revenue (TE)[3]	$7,513	4,619	6,413	7,272	7,292
Net interest income (TE)	4,671	3,810	3,943	4,554	4,098
Noninterest income	2,842	809	2,470	2,718	3,194
Noninterest expense[3]	4,703	4,545	4,734	4,410	4,429
Provision for credit losses[3]	471	335	489	502	(418)
Net income[3]	1,828	(163)	946	1,911	2,612
Net income attributable to common shareholders[3]	1,685	(306)	821	1,793	2,506
Earnings per common share — assuming dilution[3]	1.52	(0.32)	0.88	1.92	2.62
Adjusted total revenue (TE)[3,4]	$7,513	6,455	6,413	-	-
Adjusted noninterest income[4]	2,842	2,645	2,470	-	-
Adjusted noninterest expense[4]	4,729	4,520	4,395	-	-
Adjusted net income attributable to common shareholders[3,4]	1,665	1,109	1,079	-	-
Adjusted earnings per common share — assuming dilution[3,4]	1.50	1.16	1.15	-	-
Return on average tangible common equity[3,4]	11.85%	(3.03)	9.60	18.34	19.37
Cash dividends paid (per common share)	$0.82	0.82	0.82	0.79	0.75
Book value at year end	16.27	14.21	13.02	11.79	16.76
Tangible book value at year end	13.77	11.70	10.02	8.75	13.72
Market price at year end	20.64	17.14	14.40	17.42	23.13
At December 31					
Loans	$106,541	104,260	112,606	119,394	101,854
Total assets	184,381	187,168	188,281	189,813	186,346
Deposits	148,713	149,760	145,587	142,595	152,572
Key shareholders' equity	20,381	18,176	14,637	13,454	17,423
Common shares outstanding (000)	1,102,401	1,106,786	936,564	933,325	928,850
Branches	940	944	959	972	999
Automated teller machines (ATMs)	1,120	1,182	1,217	1,265	1,317
Average full-time equivalent employees	17,226	16,753	17,692	17,660	16,974

TE = taxable equivalent

[3] From continuing operations.

[4] See the "GAAP to Non-GAAP Reconciliations" beginning on page 90 of the attached Form 10-K for the appropriate reconciliation and the financial supplement of the 4Q25 earnings release for breakout of Selected Items Impact on Earnings.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2025

Commission file number: 1-11302

KeyCorp



Exact name of registrant as specified in its charter:

Ohio	**34-6542451**
State or other jurisdiction of incorporation or organization:	I.R.S. Employer Identification Number:
127 Public Square, Cleveland, Ohio	**44114-1306**
Address of principal executive offices:	Zip Code:

(216) 689-3000
Registrant's telephone number, including area code:

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $1 par value	KEY	New York Stock Exchange
Depositary Shares (each representing a 1/40th interest in a share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E)	KEY PrI	New York Stock Exchange
Depositary Shares (each representing a 1/40th interest in a share of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series F)	KEY PrJ	New York Stock Exchange
Depositary Shares (each representing a 1/40th interest in a share of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series G)	KEY PrK	New York Stock Exchange
Depositary Shares (each representing a 1/40th interest in a share of Fixed Rate Reset Perpetual Non-Cumulative Preferred Stock, Series H)	KEY PrL	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Smaller reporting company	☐	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previous issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common stock held by nonaffiliates of the Registrant was $19,378,924,449 (based on the June 30, 2025, closing price of KeyCorp Common Shares of $17.42 as reported on the New York Stock Exchange). As of February 19, 2026, there were 1,089,647,432 Common Shares outstanding.

Certain specifically designated portions of KeyCorp's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Forward-looking Statements

From time to time, we have made or will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not relate strictly to historical or current facts. Forward-looking statements usually can be identified by the use of words such as "goal," "objective," "plan," "expect," "assume," "anticipate," "intend," "project," "believe," "estimate," "will," "would," "should," "could," or other words of similar meaning. Forward-looking statements provide our current expectations or forecasts of future events, circumstances, results or aspirations. Our disclosures in this report contain forward-looking statements. We may also make forward-looking statements in other documents filed with or furnished to the SEC. In addition, we may make forward-looking statements orally to analysts, investors, representatives of the media and others.

Forward-looking statements, by their nature, are subject to assumptions, risks, and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. In addition, no assurance can be given that any plan, initiative, projection, goal, commitment, expectation, or prospect set forth in this report can or will be achieved. Factors that could cause our actual results to differ from those described in forward-looking statements include, but are not limited to:

- the extensive regulation of the U.S. financial services industry;
- complex and evolving laws and regulations regarding privacy and cybersecurity;
- operational or risk management failures by us or critical third parties;
- breaches of security or failures of our technology systems due to technological or other factors and cybersecurity threats;
- an ineffective risk management framework;
- negative outcomes from claims, litigation, arbitration, investigations, or governmental proceedings;
- failure or circumvention of our controls and procedures;
- our exposure to a wide range of climate-related physical risks across different geographical areas;
- evolving capital and liquidity standards under applicable regulatory rules;
- disruption of the U.S. and global financial system and markets, including the impact of inflation, tariffs or other trade policies, political instability, a prolonged shutdown of the U.S. government, and a potential global economic downturn or recession;
- unanticipated changes in our liquidity position, including but not limited to, changes in our access to or the cost of funding and our ability to secure alternative funding sources;
- our ability to receive dividends from our subsidiaries, including KeyBank;
- downgrades in our credit ratings or those of KeyBank;
- a worsening of the U.S. economy due to financial, political or other shocks;
- our ability to anticipate interest rate changes and manage interest rate risk;
- deterioration of economic conditions in the geographic regions where we operate;
- the soundness of other financial institutions, including instability in the financial industry;
- our concentrated credit exposure in commercial and industrial loans;
- deterioration of commercial real estate market fundamentals;
- defaults by our loan clients or counterparties;
- adverse changes in credit quality trends;
- declining asset prices;
- deterioration of asset quality and an increase in credit losses;
- geopolitical destabilization;
- labor shortages and supply chain constraints;
- our ability to develop and effectively use the quantitative models we rely upon in our business planning;
- our ability to timely and effectively implement our strategic initiatives;
- damage to our reputation;
- increased competitive pressure;
- our ability to adapt our products and services to industry standards and consumer preferences;
- our ability to attract and retain talented executives and employees;
- unanticipated adverse effects of strategic partnerships or acquisitions and dispositions of assets or businesses;
- the potential impact of Scotiabank's significant equity interest in our business;
- inaccurate assumptions or estimates underlying our consolidated financial statements;
- changes in accounting policies, standards, and interpretations; and
- impairment of goodwill.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made, and we do not undertake any obligation to update any forward-looking statement to reflect the impact of subsequent events or circumstances, except as required by applicable securities laws. Before making an investment decision, you should carefully consider all risks and uncertainties disclosed in our SEC filings, including this report on Form 10-K, our subsequent reports on Forms 10-Q and 8-K, and our registration statements filed with the SEC under the Securities Act of 1933, as amended, all of which are or will upon filing be accessible on the SEC's website at www.sec.gov and on our website at www.key.com/ir.

Terminology

Throughout this discussion, references to "Key," "we," "our," "us," and similar terms refer to the consolidated entity consisting of KeyCorp and its subsidiaries. "KeyCorp" refers solely to the parent holding company, and "KeyBank" refers solely to KeyCorp's subsidiary bank, KeyBank National Association. "KeyBank (consolidated)" refers to the consolidated entity consisting of KeyBank and its subsidiaries.

We want to explain some industry-specific terms at the outset so you can better understand the discussion that follows.

- We use the phrase **continuing operations** in this document to mean all of our businesses other than our government-guaranteed and private education lending business, which are accounted for as **discontinued operations**.
- We engage in **capital markets activities** primarily through business conducted by our Commercial Bank segment. These activities encompass a variety of products and services. Among other things, we trade securities as a dealer, enter into derivative contracts (both to accommodate clients' financing needs and to mitigate certain risks), and conduct transactions in foreign currencies (to accommodate clients' needs).
- For regulatory purposes, capital is divided into two classes. Federal regulations currently prescribe that at least one-half of a bank or BHC's **total risk-based capital** must qualify as **Tier 1 capital**. Both total and Tier 1 capital serve as bases for several measures of capital adequacy, which is an important indicator of financial stability and condition. Banking regulators evaluate a component of Tier 1 capital, known as **Common Equity Tier 1**, under the **Regulatory Capital Rules**. The "Capital" section of this report under the heading "Capital adequacy" provides more information on total capital, Tier 1 capital, and the Regulatory Capital Rules, including Common Equity Tier 1, and describes how these measures are calculated.

The acronyms and abbreviations identified below are used throughout this report, including in the Notes to Consolidated Financial Statements and in the Management's Discussion and Analysis of Financial Condition and Results of Operations. You may find it helpful to refer back to this page as you read this report.

ABO: Accumulated benefit obligation.	GNMA: Government National Mortgage Association.
ALCO: Asset/Liability Management Committee.	IDI: Insured depository institution.
ALLL: Allowance for loan and lease losses.	IRS: Internal Revenue Service.
A/LM: Asset/liability management.	ISDA: International Swaps and Derivatives Association.
AML: Anti-money laundering.	KBCM: KeyBanc Capital Markets, Inc.
AOCI: Accumulated other comprehensive income (loss).	KCC: Key Capital Corporation.
ASC: Accounting Standards Codification.	KCDC: Key Community Development Corporation.
ASU: Accounting Standards Update.	KCIC: Key Community Investment Capital LLC.
ATMs: Automated teller machines.	LCR: Liquidity coverage ratio.
BSA: Bank Secrecy Act.	LGD: Loss given default.
BHCA: Bank Holding Company Act of 1956, as amended.	LIHTC: Low-income housing tax credit.
BHCs: Bank holding companies.	LTV: Loan-to-value.
Board: KeyCorp Board of Directors.	Moody's: Moody's Investor Services, Inc.
CAPM: Capital Asset Pricing Model.	MTRM: Market & Treasury Risk Management.
CCAR: Comprehensive Capital Analysis and Review.	N/A: Not applicable.
CECL: Current Expected Credit Losses.	NAV: Net asset value.
CFPB: Consumer Financial Protection Bureau, also known as the Bureau of Consumer Financial Protection.	NFA: National Futures Association.
	N/M: Not meaningful.
CFTC: Commodities Futures Trading Commission.	NMTC: New market tax credit.
CMBS: Commercial mortgage-backed securities.	NSFR: Net stable funding ratio.
CMO: Collateralized mortgage obligation.	NYSE: New York Stock Exchange.
Common Shares: KeyCorp common shares, $1 par value.	OBBBA: One Big Beautiful Bill Act.
DCF: Discounted cash flow.	OCC: Office of the Comptroller of the Currency.
DIF: Deposit Insurance Fund of the FDIC.	OCI: Other comprehensive income (loss).
Dodd-Frank Act: Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.	OREO: Other real estate owned.
	PBO: Projected benefit obligation.
EAD: Exposure at default.	PCCR: Purchased credit card relationship.
EBITDA: Earnings before interest, taxes, depreciation, and amortization.	PCD: Purchased credit deteriorated.
	PD: Probability of default.
EPS: Earnings per share.	RMBS: Residential mortgage-backed securities.
ERISA: Employee Retirement Income Security Act of 1974.	S&P: Standard and Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc.
ERM: Enterprise risk management.	
EVE: Economic value of equity.	SEC: U.S. Securities & Exchange Commission.
FASB: Financial Accounting Standards Board.	Scotiabank: The Bank of Nova Scotia
FDIA: Federal Deposit Insurance Act, as amended.	SIFIs: Systemically important financial institutions, including large, interconnected BHCs and nonbank financial companies designated by FSOC for supervision by the Federal Reserve.
FDIC: Federal Deposit Insurance Corporation.	
Federal Reserve: Board of Governors of the Federal Reserve System.	
	SOFR: Secured Overnight Financing Rate.
FHLB: Federal Home Loan Bank of Cincinnati.	TE: Taxable-equivalent.
FHLMC: Federal Home Loan Mortgage Corporation.	TROC: Treasury Risk Oversight Committee.
FICO: Fair Isaac Corporation.	U.S. Treasury: United States Department of the Treasury.
FINRA: Financial Industry Regulatory Authority.	VaR: Value at risk.
FNMA: Federal National Mortgage Association.	VEBA: Voluntary Employee Beneficiary Association.
FSOC: Financial Stability Oversight Council.	VIE: Variable interest entity.
FVA: Fair value of employee benefit plan assets.	
GAAP: U.S. generally accepted accounting principles.	

KEYCORP

2025 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

KeyCorp, organized in 1958 under the laws of the State of Ohio, is headquartered in Cleveland, Ohio. We are a BHC under the BHCA and one of the nation's largest bank-based financial services companies, with consolidated total assets of approximately $184.4 billion at December 31, 2025. KeyCorp is the parent holding company for KeyBank National Association, its principal subsidiary, through which most of our banking services are provided. Through KeyBank and certain other subsidiaries, we provide a wide range of retail and commercial banking, commercial leasing, investment management, consumer finance, student loan refinancing, commercial mortgage servicing and special servicing, and investment banking products and services to individual, corporate, and institutional clients through two major business segments: Consumer Bank and Commercial Bank.

As of December 31, 2025, these services were provided across the country through KeyBank's 940 full-service retail banking branches and a network of 1,120 ATMs in 15 states, as well as additional offices, online and mobile banking capabilities, and a telephone banking call center. Additional information pertaining to our two business segments is included in the "Business Segment Results" section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report, and in Note 23 ("Business Segment Reporting") of the Notes to Consolidated Financial Statements presented in Item 8. Financial Statements and Supplementary Data, which are incorporated herein by reference.

In addition to the customary banking services of accepting deposits and making loans, our bank and its trust company subsidiary offer personal and institutional trust custody services, personal financial and planning services, access to mutual funds, treasury services, and international banking services. Through our bank, trust company, and registered investment adviser subsidiaries, we provide investment management services to clients that include large corporate and public retirement plans, foundations and endowments, high-net-worth individuals, and multi-employer trust funds established for providing pension or other benefits to employees.

We provide other financial services — both within and outside of our primary banking markets — through various nonbank subsidiaries. These services include community development financing, securities underwriting, investment banking and capital markets products, and brokerage. We also provide merchant services to businesses.

KeyCorp is a legal entity separate and distinct from its banks and other subsidiaries. Accordingly, the right of KeyCorp, its security holders, and its creditors to participate in any distribution of the assets or earnings of its banks and other subsidiaries is subject to the prior claims of the creditors of such banks and other subsidiaries, except to the extent that KeyCorp's claims in its capacity as a creditor may be recognized.

We derive the majority of our revenues within the United States from customers domiciled in the United States. Revenue from foreign countries and external customers domiciled in foreign countries was immaterial to our consolidated financial statements.

Demographics

Our management structure and basis of presentation is divided into two business segments, Consumer Bank and Commercial Bank. Note 23 ("Business Segment Reporting") describes the products and services offered by each of these business segments and provides more detailed financial information pertaining to the segments, including changes in basis of presentation.

The Consumer Bank serves individuals and small businesses throughout our 15-state branch footprint and through our digital brand by offering a variety of deposit and investment products, personal finance and financial wellness services, lending, student loan refinancing, mortgage and home equity, credit card, treasury services, and business advisory services. In addition, wealth management and investment services are offered to assist non-profit and high-net-worth clients with their banking, trust, portfolio management, charitable giving, and related needs.

The Commercial Bank consists of the Commercial and Institutional operating segments. The Commercial operating segment is a full-service, commercial banking platform that focuses primarily on serving the borrowing, cash management, and capital markets needs of middle market clients within Key's 15-state branch footprint. The

Institutional operating segment operates nationally in providing lending, equipment financing, and banking products and services to large corporate and institutional clients. The industry coverage and product teams have established expertise in the following sectors: Consumer, Energy, Healthcare, Industrial, Public Sector, Real Estate, and Technology. It is also a significant, national, commercial real estate lender and third-party master and special servicer of commercial mortgage loans. The operating segment includes the KBCM platform which provides a broad suite of capital markets products and services including syndicated finance, debt and equity underwriting, fixed income and equity sales and trading, derivatives, foreign exchange, mergers & acquisition and other advisory, and public finance.

Additional Information

Our executive offices are located at 127 Public Square, Cleveland, Ohio 44114-1306, and our telephone number is (216) 689-3000. Our website is www.key.com, and the investor relations section of our website may be reached through www.key.com/ir. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website, and available in print upon request from any shareholder to our Investor Relations Department, are the charters for the committees of our Board of Directors, which includes the Audit Committee, Compensation and Organization Committee, Executive Committee, Nominating and Corporate Governance Committee, Risk Committee, and Technology Committee; our Corporate Governance Guidelines; the Code of Business Conduct and Ethics for our directors, officers, and employees; our Standards for Determining Independence of Directors; our policy for Review of Transactions Between KeyCorp and Its Directors, Executive Officers and Other Related Persons; our Statement of Political Activity; and our Corporate Responsibility Report. Within the time period required by the SEC and the NYSE, we will post on our website any amendment to the Code of Ethics and any waiver applicable to any senior executive officer or director. We also make available a summary of filings made with the SEC of statements of beneficial ownership of our equity securities filed by our directors and officers and persons who own more than 10% of a registered class of our equity securities under Section 16 of the Exchange Act. The "Regulatory Disclosures & Filings" section under the "Financials" tab of the investor relations section of our website includes public disclosures concerning our historic annual and mid-year stress-testing activities under the Dodd-Frank Act and our quarterly regulatory capital disclosures under the third pillar of Basel III.

Information contained on or accessible through, including any reports available on, our website or any other website referenced in this report is not part of this report. References to websites in this report are intended to be inactive textual references only.

Shareholders may obtain a copy of any of the above-referenced corporate governance documents by writing to our Investor Relations Department at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306; by calling (216) 689-4221; or by sending an e-mail to investor_relations@keybank.com.

Competition

The market for banking and related financial services is highly competitive and continuously evolving. Legislative, regulatory, economic, and technology changes, as well as consolidation within the financial services industry, could result in increased competition from new and existing market participants. Key competes with other providers of financial services, such as BHCs, commercial banks, savings associations, credit unions, mortgage banking companies, finance companies, mutual funds, insurance companies, investment management firms, private credit funds, investment banking firms, broker-dealers, financial technology companies, and other local, regional, national, and global institutions that offer financial services. Some of our competitors are larger and may have more financial resources, while some of our competitors enjoy fewer regulatory constraints and may have lower cost structures. The financial services industry has become more competitive as technology advances have lowered barriers to entry, enabling more companies, including nonbank companies, to provide financial services. Mergers and acquisitions have also led to increased concentration in the banking industry, placing added competitive pressure on Key's core banking products and services as we see competitors enter some of our markets or offer similar products. We compete by offering quality products and innovative services at competitive prices, and by maintaining our product and service offerings to keep pace with customer preferences and industry standards. Successfully competing in our markets also depends on our ability to invest in technology and infrastructure, execute transactions reliably and effectively, maintain and enhance our reputation, and attract, retain, and motivate talented employees, all while prudently managing risks and expenses. For more information on competition and related risks, see Item 1A. Risk Factors - "We operate in a highly competitive industry."

Human Capital

Engaging a high performing and collaborative workforce is a top strategic priority for Key. Our human capital management strategy is focused on attracting, retaining, developing, motivating and rewarding the talent our businesses need to drive sound, profitable growth, and ultimately, enhance shareholder value, which we do by offering a competitive total rewards package, providing opportunities for career development and growth, and fostering a culture that is fair and inclusive for all.

Competitive Rewards

We make investments to hire and retain the people we need to serve our customers and communities and regularly review our pay practices to reflect changing market and economic conditions. As of December 31, 2025, 95% of employees earned $20 or more per hour. In recent years, we have made other compensation adjustments in response to market trends, competitive pressures, and a dynamic market for talent.

These investments include a comprehensive and competitive total rewards program, representing our investment in our teammates' collective success and reflecting our commitment to helping them thrive. Key's benefits offerings include employee health and welfare plans, a 401(k) plan with competitive matching contributions (dollar for dollar, up to the first 7% of eligible pay contributed on a per pay period basis for eligible employees), up to ten weeks of paid parental leave, a Discounted Stock Purchase Plan, wellness incentives, and a lifestyle reimbursement account program for covered expenses related to health, mental wellness, family needs, and finances.

Teammates can also participate in a variety of company-sponsored volunteer and giving opportunities, including Neighbors Make the Difference Day, our national employee volunteer day, and the Employee Matching Gift Program, which offers eligible employees the opportunity to support qualified nonprofit organizations and multiply their contributions through the KeyBank Foundation.

We have a pay-for-performance culture that is guided by the following three principles:

- Pay decisions are based on Key's performance, business unit performance, and individual performance.
- We deliver pay in a way that balances short-term and long-term financial performance objectives and aligns to shareholder value creation.
- We support sustainable performance with policies that focus on prudent risk-taking and the balance between risk and reward.

We design our compensation programs to balance risk and reward and align with the guidance of our regulators, and we regularly monitor these programs to remain within our risk tolerances. We subject all discretionary incentives paid to our employees to a robust risk adjustment process that begins before grant and extends beyond payment.

Career Development and Growth

We invest in our teammates' growth and professional development through a variety of internal networking groups that are open to all teammates, including our Key Business Impact and Networking Groups ("KBINGs"), formal and informal mentoring programs, including Key's enterprise-wide formal mentoring program, MentorMe at Key, and a suite of leadership development programs. We also offer employees the opportunities to develop and enhance their skills through formal learning curricula and to obtain tuition reimbursement for eligible collegiate or post-collegiate education and relevant certifications.

Key's Workforce

Key had an average of 17,226 full time equivalent employees in 2025. As of December 31, 2025, a total of 17,883 full-time and part-time employees worked in the following regions, which are generally aligned to the regions Key uses for its retail branch banking network:



Region	Employee Count
East	12,534
West	2,927
All Other	2,422

We invest significant time and resources in creating an attractive work environment and competitive total rewards package that attracts and retains top talent. Key's annualized rate for voluntary turnover as of December 31, 2025, was 12.7%, lower than our annualized voluntary turnover rate for 2024, which was 13.2%, and lower than our previous five-year historical average of 15.3%.

Information About Our Executive Officers

KeyCorp's executive officers are principally responsible for managing the operations of KeyCorp, making policy for KeyCorp, executing on strategic decisions, and managing material risks, subject to the supervision and direction of the Board. All executive officers are subject to annual election at the annual organizational meeting of the Board held each May.

Set forth below are the names and ages of the executive officers of KeyCorp as of December 31, 2025, the positions held by each at KeyCorp during the past five years, and the year each first became an executive officer of KeyCorp. Because Mohit Ramani and James Waters have been employed at KeyCorp for less than five years, information is being provided concerning their prior business experience. There are no family relationships among the directors or the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected.

Victor B. Alexander (46) - Mr. Alexander has been KeyCorp's Head of Consumer Bank and an executive officer of KeyCorp since January 2020. Prior to that time, he served as the Head of Home Lending from October 2018 to January 2020 and Treasurer from July 2017 to October 2018.

Amy G. Brady (59) - Ms. Brady is KeyCorp's Chief Information Officer, serving in that role since May 2012. Ms. Brady has been an executive officer of KeyCorp since she joined in 2012. She has been a director of DuPont de Nemours, Inc., a multi-industry specialty solutions company, since 2019.

Trina M. Evans (61) - Ms. Evans has been the Director of Corporate Center for KeyCorp since August 2012. Prior to this role, Ms. Evans was the Chief Administrative Officer for Key Community Bank and the Director of Client Experience for KeyBank. She became an executive officer of KeyCorp in March 2013.

Kenneth C. Gavrity (49) - Mr. Gavrity has been Head of Commercial Bank since November 2023 and became an executive officer of KeyCorp in May 2021. Prior to this, Mr. Gavrity served as Head of Enterprise Payments from January 2019 to November 2023 and Head of Commercial Payments from 2016 to 2019.

Stacy L. Gilbert (54) - Ms. Gilbert has been the Chief Accounting Officer and an executive officer of KeyCorp since March 2024. Prior to her appointment as Chief Accounting Officer, Ms. Gilbert served as Corporate Controller for KeyCorp since August 2023. She previously served as Assistant Corporate Controller and Senior Director of External Reporting and Accounting Policy from April 2021 to August 2023.

Christopher M. Gorman (65) - Mr. Gorman has been Chairman, Chief Executive Officer, and President of KeyCorp since May 1, 2020. Mr. Gorman previously served as President and Chief Operating Officer from September 2019 to May 2020 and President of Banking and Vice Chairman from 2017 to September 2019. From 2016 to 2017, he served as Merger Integration Executive responsible for leading the integration efforts related to KeyCorp's merger with First Niagara. Prior to that, Mr. Gorman was the President of Key Corporate Bank from 2010 to 2016. He became an executive officer of KeyCorp in 2010.

Clark H.I. Khayat (54) - Mr. Khayat has been Chief Financial Officer since March 2023 and an executive officer since September 2018. Mr. Khayat rejoined KeyCorp as Chief Strategy Officer in January 2018 and served in that role until March 2023. Mr. Khayat had previously served as Head of Key's Enterprise Commercial Payments group from April 2014 to June 2016.

Allyson M. Kidik (46) - Ms. Kidik has been the Chief Auditor and an executive officer of KeyCorp since July 2022. Ms. Kidik previously served as Senior Deputy General Auditor from 2018 to 2022 and Deputy General Auditor from 2015 to 2018.

Angela G. Mago (60) - Ms. Mago has served as the Chief Human Resources Officer since November 2023. She previously served as Head of Commercial Bank from May 2019 to November 2023 and Co-Head of Key Corporate Bank from 2016 to May 2019. She became an executive officer of KeyCorp in 2016.

Andrew J. Paine III (56) - Mr. Paine has been the Head of Institutional Bank since 2019. He previously served as Co-Head of Key Corporate Bank from 2016 to May 2019. He also serves as President of KeyBanc Capital Markets Inc., a role he has held since 2013. He became an executive officer of KeyCorp in 2016.

Mohit Ramani (52) - Mr. Ramani has served as Chief Risk Officer and an executive officer of KeyCorp since January 2025. Prior to that time, he served in a variety of roles with Truist Financial Corporation, including Deputy Chief Risk Officer and Chief Credit Officer from January 2023 to January 2025 and Chief Business Unit Risk Officer from 2000 to 2023.

James L. Waters (59) - Mr. Waters became the General Counsel and Secretary and an executive officer of KeyCorp in July 2021. From 2018 to 2021, he served as General Counsel and Corporate Secretary of Cullen/Frost Bankers, Inc., a financial holding company.

Supervision and Regulation

The regulatory framework applicable to BHCs and banks is intended primarily to protect consumers, the DIF, taxpayers and the banking system as a whole, rather than to protect the security holders and creditors of financial services companies. Comprehensive reform of the legislative and regulatory environment for financial services companies remains ongoing. We cannot predict changes in applicable laws, regulations or regulatory agency policies, but any such changes may materially affect our business, financial condition, results of operations, or access to liquidity or credit.

Overview

Federal law establishes a system of regulation under which the Federal Reserve is the umbrella regulator for BHCs, while their subsidiaries are principally regulated by prudential or functional regulators: (i) the OCC for national banks and federal savings associations; (ii) the FDIC for state non-member banks and savings associations; (iii) the Federal Reserve for state member banks; (iv) the CFPB for consumer financial products or services; (v) the SEC and FINRA for securities broker/dealer activities; (vi) the SEC, CFTC, and NFA for swaps and other derivatives; and (vii) state insurance regulators for insurance activities. Certain specific activities, including traditional bank trust and fiduciary activities, may be conducted in a bank without the bank being deemed a "broker" or a "dealer" in securities for purposes of securities functional regulation.

BHC acquisition rules and permissible activities

Under the BHCA, BHCs generally may not directly or indirectly own or control more than 5% of the voting shares, or substantially all of the assets, of any bank, without prior approval from the Federal Reserve. In addition, BHCs are generally prohibited from engaging in commercial or industrial activities. However, a BHC that satisfies certain requirements regarding management, capital adequacy, and Community Reinvestment Act performance may elect to be treated as a Financial Holding Company ("FHC") for purposes of federal law, and as a result may engage in a substantially broader scope of activities that are considered to be financial in nature or complementary to those activities. KeyCorp has elected to be treated as a FHC and, as such, is authorized to engage in securities underwriting and dealing, insurance agency and underwriting, and merchant banking activities. In addition, the Federal Reserve has permitted FHCs, like KeyCorp, to engage in the following activities, under the view that such activities are complementary to a financial activity: physical commodities trading activities, energy management services, and energy tolling, among others.

Source of strength doctrine

Under federal law, a BHC also must serve as a source of financial strength to its subsidiary depository institution(s) by providing financial assistance in the event of financial distress. This support may be required when the BHC does not have the resources to, or would prefer not to, provide it. Certain loans by a BHC to a subsidiary bank are subordinate in right of payment to deposits in, and certain other indebtedness of, the subsidiary bank. In addition, federal law provides that in the bankruptcy of a BHC, any commitment by the BHC to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Supervisory framework

The Dodd-Frank Act created the FSOC to overlay the U.S. supervisory framework for BHCs, IDIs, and other financial service providers, by serving as a systemic risk oversight body. Specifically, the FSOC is authorized to: (i) identify risks to U.S. financial stability that could arise from the material financial distress or failure, or ongoing activities, of large, interconnected SIFIs, or that could arise outside the financial services marketplace; (ii) promote market discipline by eliminating expectations that the U.S. government will shield shareholders, creditors, and counterparties from losses in the event of failure; and (iii) respond to emerging threats to the stability of the U.S. financial system. The FSOC is responsible for facilitating regulatory coordination; information collection and sharing; designating nonbank financial companies for consolidated supervision by the Federal Reserve; designating systemic financial market utilities and systemic payment, clearing, and settlement activities requiring prescribed risk management standards and heightened federal regulatory oversight; recommending stricter standards for SIFIs; and, together with the Federal Reserve, determining whether action should be taken to break up firms that pose a grave threat to U.S. financial stability.

As an FHC, KeyCorp is subject to regulation, supervision, and examination by the Federal Reserve under the BHCA. Our national bank subsidiaries and their subsidiaries are subject to regulation, supervision, and examination by the OCC. At December 31, 2025, we operated one full-service, FDIC-insured national bank subsidiary, KeyBank, and one national bank subsidiary that is limited to fiduciary activities. The FDIC also has certain, more limited regulatory, supervisory, and examination authority over KeyBank and KeyCorp under the FDIA and the Dodd-Frank Act.

We have other financial services subsidiaries that are subject to regulation, supervision, and examination by the Federal Reserve, as well as other state and federal regulatory agencies and self-regulatory organizations. Because KeyBank engages in derivative transactions, in 2013 it provisionally registered as a swap dealer with the CFTC and became a member of the NFA, the self-regulatory organization for participants in the U.S. derivatives industry. Our securities brokerage and asset management subsidiaries are subject to supervision and regulation by the SEC, FINRA, and state securities regulators, and our insurance agency subsidiary is subject to regulation by the insurance regulatory authorities of the states in which it operates. Our other nonbank subsidiaries are subject to laws and regulations of both the federal government and the various states in which they are authorized to do business.

Enhanced prudential standards and tailoring rules

The Dodd-Frank Act required the Federal Reserve to impose enhanced prudential standards upon BHCs with at least $50 billion in total consolidated assets (like KeyCorp). Prudential standards were required to include enhanced risk-based capital requirements and leverage limits, liquidity requirements, risk-management and risk committee requirements, resolution plan requirements, credit exposure report requirements, single counterparty credit limits, supervisory and company-run stress test requirements, and for certain financial companies, a debt-to-equity limit.

The Economic Growth, Regulatory Relief, and Consumer Protection Act ("EGRRCPA") raised the asset threshold above which the Federal Reserve is required to apply enhanced prudential standards to BHCs with at least $250 billion in total consolidated assets and gave the Federal Reserve the authority to apply enhanced prudential standards to BHCs with at least $100 billion in assets but less than $250 billion in assets (like KeyCorp) if it determines that the application of the enhanced prudential standards is appropriate to prevent or mitigate risks to financial stability or to promote the safety and soundness of the BHC or BHCs, taking into consideration the BHC's or BHCs' capital structure, riskiness, complexity, financial activities, size, and other relevant factors.

Final rules related to the implementation of EGRRCPA ("Tailoring Rules") established four risk-based categories of BHCs and their bank subsidiaries with $100 billion or more in total consolidated assets and applied tailored regulatory requirements to each respective category. KeyCorp and KeyBank fall within the least restrictive of those categories ("Category IV"). The requirements applicable to Category IV firms pursuant to the Tailoring Rules are discussed below.

Regulatory Capital and Liquidity Requirements

Background

KeyCorp and KeyBank are subject to regulatory capital requirements that are based largely on the work of an international group of supervisors known as the Basel Committee on Banking Supervision ("Basel Committee"). The Basel Committee is responsible for establishing international bank supervisory standards for implementation in member jurisdictions, to enhance and align bank regulation on a global scale, and to promote financial stability. The regulatory capital framework developed by the Basel Committee and implemented in the United States is a predominately risk-based capital framework that establishes minimum capital requirements based on the amount of regulatory capital a banking organization maintains relative to the amount of its total assets, adjusted to reflect credit risk ("risk-weighted assets"). Each banking organization subject to this regulatory capital framework is required to satisfy certain minimum risk-based capital measures (e.g., a tier 1 risk-based capital ratio requirement of tier 1 capital to total risk-weighted assets), and in the United States, a minimum leverage ratio requirement of tier 1 capital to average total on-balance sheet assets, which serves as a backstop to the risk-based measures.

A capital instrument is assigned to one of two tiers based on the relative strength and ability of that instrument to absorb credit losses on a going concern basis. Capital instruments with relatively robust loss-absorption capacity are assigned to tier 1, while other capital instruments with relatively less loss-absorption capacity are assigned to tier 2. A banking organization's total capital equals the sum of its tier 1 and tier 2 capital.

The Basel Committee also developed a market risk capital framework (that also has been implemented in the United States) to address the substantial exposure to market risk faced by banking organizations with significant trading activity and augment the credit risk-based capital requirements described above. For example, the minimum total risk-based capital ratio requirement for a banking organization subject to the market risk capital rule equals the ratio of the banking organization's total capital to the sum of its credit risk-weighted assets and market risk-weighted assets. Only KeyCorp is subject to the market risk capital rule, as KeyBank does not engage in substantial trading activity.

Basel III

To address deficiencies in the international regulatory capital standards identified during the 2007-2009 global financial crisis, the Basel Committee in 2010 released comprehensive revisions to the international regulatory capital framework, commonly referred to as "Basel III." The Basel III revisions are designed to strengthen the quality and quantity of regulatory capital, in part through the introduction of a Common Equity Tier 1 capital requirement; provide more comprehensive and robust risk coverage, particularly for securitization exposures, equities, and off-balance sheet positions; and address pro-cyclicality concerns through the implementation of capital buffers. The Basel Committee also released a series of revisions to the market risk capital framework to address deficiencies identified during its initial implementation (e.g., arbitrage opportunities between the credit risk-based and market risk capital rules) and in connection with the global financial crisis.

KeyCorp and KeyBank are subject to regulatory capital requirements implemented by the U.S. banking agencies that are based largely on Basel III ("Regulatory Capital Rules"). Consistent with the international framework, the Regulatory Capital Rules further restrict the type of instruments that may be recognized in tier 1 and tier 2 capital; establish a minimum Common Equity Tier 1 capital ratio requirement of 4.5% and capital buffers to absorb losses during periods of financial stress while allowing an institution to provide credit intermediation as it would during a normal economic environment; and refine several of the methodologies used for determining risk-weighted assets. The Regulatory Capital Rules provide additional requirements for large banking organizations with over $250 billion in total consolidated assets or $10 billion in foreign exposure, but those additional requirements do not apply to KeyCorp or KeyBank. However, some of those additional requirements will apply to KeyCorp and KeyBank if proposed revisions to the Regulatory Capital Rules are adopted. The proposed revisions to the Regulatory Capital Rules are discussed below under the heading "Regulatory capital-related developments." For purposes of the Regulatory Capital Rules, KeyCorp and KeyBank are treated as "standardized approach" banking organizations.

Under the Regulatory Capital Rules, standardized approach banking organizations, such as KeyCorp and KeyBank, are required to meet the minimum capital and leverage ratios set forth in the following table. At December 31, 2025, KeyCorp's ratios under the fully phased-in Regulatory Capital Rules were as set forth in the following table.

Minimum Capital Ratios and KeyCorp Ratios Under Regulatory Capital Rules

Ratios (including stress capital buffer)	Regulatory Minimum Requirement	Stress Capital Buffer [b]	Regulatory Minimum Stress Capital Buffer	KeyCorp December 31, 2025
Common Equity Tier 1	4.50 %	3.20 %	7.70 %	11.78 %
Tier 1 Capital	6.00	3.20	9.20	13.46
Total Capital	8.00	3.20	11.20	15.70
Leverage [a]	4.00	N/A	4.00	10.50

(a) As a standardized approach banking organization, KeyCorp is not subject to the 3% supplementary leverage ratio requirement. However, KeyCorp will be subject to the supplementary leverage ratio if proposed revisions to the Regulatory Capital Rules are adopted.

(b) Stress capital buffer must consist of Common Equity Tier 1 capital. As a standardized approach banking organization, KeyCorp is not subject to the countercyclical capital buffer of up to 2.5% imposed upon an advanced approaches banking organization under the Regulatory Capital Rules. However, KeyCorp will be subject to the countercyclical capital buffer if proposed revisions to the Regulatory Capital Rules are adopted. KeyCorp's stress capital buffer is 3.20% as of October 1, 2025.

Revised prompt corrective action framework

The federal Prompt Corrective Action ("PCA") framework under the FDIA groups FDIC-insured depository institutions into one of five prompt corrective action capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." In addition to implementing the Basel III capital framework in the United States, the Regulatory Capital Rules also revised the PCA capital category threshold ratios applicable to FDIC-insured depository institutions such as KeyBank. The revised PCA framework table below identifies the capital category threshold ratios for a "well capitalized" and an "adequately capitalized" institution under the PCA framework.

"Well Capitalized" and "Adequately Capitalized" Capital Category Ratios under
Revised Prompt Corrective Action Framework

Prompt Corrective Action	Capital Category	
Ratio	Well Capitalized [(a)]	Adequately Capitalized
Common Equity Tier 1 Risk-Based	6.5 %	4.5 %
Tier 1 Risk-Based	8.0	6.0
Total Risk-Based	10.0	8.0
Tier 1 Leverage [(b)]	5.0	4.0

(a) A "well capitalized" institution also must not be subject to any written agreement, order or directive to meet and maintain a specific capital level for any capital measure.
(b) As a standardized approach banking organization, KeyBank is not subject to the 3% supplementary leverage ratio requirement, which became effective January 1, 2018. However, KeyBank will be subject to the supplementary leverage ratio if proposed revisions to the Regulatory Capital Rules are adopted.

As of December 31, 2025, KeyBank (consolidated) satisfied the risk-based and leverage capital requirements necessary to be considered "well capitalized" for purposes of the revised PCA framework. However, investors should not regard this determination as a representation of the overall financial condition or prospects of KeyBank because the PCA framework is intended to serve a limited supervisory function. Moreover, it is important to note that the PCA framework does not apply to BHCs, like KeyCorp.

Regulatory capital-related developments

On July 27, 2023, the federal banking agencies issued a proposal (the "Capital Proposal") that would make significant changes to the Regulatory Capital Rules applicable to banking organizations with total assets of $100 billion or more and their depository institution subsidiaries ("Large Banking Organizations") (including KeyCorp and KeyBank) and banking organizations with significant trading activity. This proposal would implement the final elements of the Basel III capital framework and make other changes to the Regulatory Capital Rules in response to the bank failures that occurred in 2023. The Capital Proposal would establish a new framework for calculating risk-weighted assets (the "expanded risk-based approach") that would apply to Large Banking Organizations. The expanded risk-based approach would include a new more risk-sensitive standardized approach for measuring credit risk and operational risk. It would also include new standardized approaches for measuring market risk and credit valuation adjustment risk but would allow the use of internal models for market risk in certain circumstances with regulatory approval.

In addition, the Capital Proposal would also align the calculation of regulatory capital for Category III and IV banking organizations (like KeyCorp and KeyBank) with the calculation of regulatory capital for Category I and II banking organizations. Under the proposal, Category III and IV banking organizations would be required to include most components of AOCI, including net unrealized gains and losses on available-for-sale securities, in regulatory capital. Furthermore, all Large Banking Organizations would be subject to the supplementary leverage ratio and countercyclical capital buffer requirement.

The federal banking agencies have indicated that they will be revising the Capital Proposal that was issued in July 2023, but it is uncertain what changes will be made to the proposal. Key is monitoring developments regarding this matter.

Capital planning, stress testing, and stress capital buffer

The Federal Reserve's capital plan rule requires each U.S.-domiciled, top-tier BHC with total consolidated assets of at least $100 billion (like KeyCorp) to develop and maintain on an annual basis a written capital plan supported by a robust internal capital adequacy process. The capital plan must include, among other things, an assessment of the expected uses and sources of capital over a nine-quarter planning horizon, a description of all planned capital actions over the planning horizon, a detailed description of the BHC's process for assessing capital adequacy, a discussion of any expected changes to the BHC's business plan that are likely to have a material impact on its capital adequacy or liquidity, and the BHC's capital policy. The capital plan must be submitted to the Federal Reserve for supervisory review in connection with the BHC's CCAR (described below). The supervisory review includes an assessment of many factors, including KeyCorp's ability to maintain capital above each minimum regulatory capital ratio on a pro forma basis under expected and stressful conditions throughout the planning horizon.

The Federal Reserve's CCAR is an intensive assessment of the capital adequacy of large U.S. BHCs and of the practices these BHCs use to assess their capital needs. The Federal Reserve expects BHCs subject to CCAR to have and maintain regulatory capital in an amount that is sufficient to withstand a severely adverse operating environment and, at the same time, be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and provide credit intermediation.

The Federal Reserve conducts a supervisory stress test on BHCs with at least $100 billion in total consolidated assets (including KeyCorp), pursuant to which the Federal Reserve projects revenues, expenses, losses, and resulting post-stress capital levels and regulatory capital ratios under conditions that affect the U.S. economy under supervisory baseline and severely adverse scenarios that are determined by the Federal Reserve. The Federal Reserve conducts a supervisory stress test of the largest BHCs on an annual basis. Under one of the Tailoring Rules, Category IV BHCs (such as KeyCorp) are subject to a supervisory stress test conducted by the Federal Reserve every other year rather than every year.

On March 4, 2020, the Federal Reserve adopted a final rule integrating certain aspects of the Federal Reserve's Regulatory Capital Rules with CCAR and the stress test rules in order to simplify the overall capital framework that is currently applicable to BHCs that have $100 billion or more in total consolidated assets (including KeyCorp). The final rule amended the capital conservation buffer requirement under the Regulatory Capital Rules by replacing the static risk-weighted assets component of the buffer with a new measure, the stress capital buffer, which will be based on the results of an individual BHC's supervisory stress test and cannot be less than 2.5 percent of risk-weighted assets. A firm will be subject to limitations on capital distributions and discretionary bonus payments if it does not satisfy all minimum capital requirements and its stress capital buffer requirement. Under the Tailoring Rules, the portion of the stress capital buffer for a Category IV firm based on the Federal Reserve's stress test will be calculated biennially. During a year in which in which a Category IV firm does not undergo a supervisory stress test, the firm will receive an updated stress capital buffer that reflects the firm's updated planned common stock dividends.

A firm's stress capital buffer requirement will become effective on October 1 of each year and will remain in effect until September 30 of the following year unless the firm receives an updated stress capital buffer requirement from the Federal Reserve. If a rule change proposed by the Federal Reserve on April 17, 2025 is adopted, a firm's stress capital buffer requirement will become effective on January 1 rather than October 1 in order to give firms more time to adjust to updated capital requirements. The adjusted stress capital buffer requirement would then remain in effect until the following December 31 unless the firm receives an updated stress capital buffer requirement from the Federal Reserve.

On June 27, 2025, the Federal Reserve announced the results of the supervisory stress test that it conducted of 22 large BHCs (not including KeyCorp). As a Category IV banking organization subject to a supervisory stress test every other year, KeyCorp was not required to participate in the Federal Reserve's supervisory stress test in 2025. On August 29, 2025, the Federal Reserve published the updated stress capital buffer requirements for large BHCs, including BHCs like KeyCorp that did not participate in the supervisory stress test in 2025. KeyCorp's updated stress capital buffer is 3.2% (based on the results of KeyCorp's 2024 supervisory stress test and adjusted for KeyCorp's planned common stock dividends as set forth in KeyCorp's 2025 capital plan). This stress capital buffer became effective on October 1, 2025, and will remain in effect until September 30, 2026, unless KeyCorp later receives an updated stress capital buffer requirement from the Federal Reserve.

On October 24, 2025, the Federal Reserve issued a proposal that would codify a process under which the Federal Reserve would be required to annually disclose and seek public comment on the models and scenarios used in the supervisory stress test. The Federal Reserve indicated that the proposal is intended to enhance the transparency and public accountability of the Federal Reserve's supervisory stress test framework. The Federal Reserve also proposed revisions to reporting forms submitted by firms subject to the supervisory stress test to reduce burden and improve risk capture in the stress tests. Comments on the proposal were due by January 22, 2026.

Liquidity requirements

Under final rules adopted by the federal banking agencies, the largest U.S. banking organizations are subject to a liquidity coverage ratio ("LCR"), calculated as the ratio of a banking organization's high-quality liquid assets to its total net cash outflows over 30 consecutive calendar days, and a net stable funding ratio ("NSFR"), calculated as the ratio of the amount of stable funding available to a banking organization to its required amount of stable funding over a one-year time horizon. KeyCorp and KeyBank are not subject to an LCR requirement or an NSFR requirement under these rules because KeyCorp and KeyBank are Category IV banking organizations that have average weighted short-term wholesale funding of less than $50 billion.

However, Category IV BHCs, like KeyCorp, are subject to liquidity requirements contained in regulations adopted by the Federal Reserve pursuant to the Dodd-Frank Act and EGRRCPA. Under these regulations, KeyCorp is subject to requirements involving cash flow projections over short-term and long-term time horizons, a contingency funding plan, liquidity risk limits, the monitoring of liquidity risks (with respect to collateral, legal entities, currencies, business lines, and intraday exposures), quarterly liquidity stress testing, liquidity risk management requirements, monthly liquidity reporting requirements, and a liquidity buffer that is sufficient to meet projected net stressed cash-flow needs over a 30-day planning horizon.

Dividend restrictions

Federal law and regulation impose limitations on the payment of dividends by our national bank subsidiaries, like KeyBank. Historically, dividends paid by KeyBank have been an important source of cash flow for KeyCorp to pay dividends on its equity securities and interest on its debt. Dividends by our national bank subsidiaries are limited to the lesser of the amounts calculated under an earnings retention test and an undivided profits test. Under the earnings retention test, without the prior approval of the OCC, a dividend may not be paid if the total of all dividends declared by a bank in any calendar year is in excess of the current year's net income combined with the retained net income of the two preceding years. Under the undivided profits test, a dividend may not be paid in excess of a bank's undivided profits. Moreover, under the FDIA, an IDI may not pay a dividend if the payment would cause it to be less than "adequately capitalized" under the PCA framework or if the institution is in default in the payment of an assessment due to the FDIC. Similarly, under the Regulatory Capital Rules, a banking organization that fails to satisfy the minimum capital conservation buffer requirement will be subject to certain limitations, which include restrictions on capital distributions. For more information about the payment of dividends by KeyBank to KeyCorp, please see Note 22 ("Regulatory Matters") in this report.

FDIA, Resolution Authority and Financial Stability

Deposit insurance and assessments

The DIF provides insurance coverage for domestic deposits funded through assessments on IDIs like KeyBank. The amount of deposit insurance coverage for each depositor's deposits is $250,000 per depository.

The FDIC must assess the deposit insurance premium based on an IDI's assessment base, calculated as its average consolidated total assets minus its average tangible equity. KeyBank's current annualized premium assessments can range from $.025 to $.45 for each $100 of its assessment base. The rate charged depends on KeyBank's performance on the FDIC's "large and highly complex institution" risk-assessment scorecard, which includes factors such as KeyBank's regulatory rating, its ability to withstand asset and funding-related stress, and the relative magnitude of potential losses to the FDIC in the event of KeyBank's failure.

On October 18, 2022, the FDIC adopted a final rule, applicable to all IDIs (including KeyBank), to increase the initial base deposit insurance assessment rate schedules uniformly by two basis points consistent with the Amended Restoration Plan approved by the FDIC on June 21, 2022. The FDIC indicated that it was taking this action in order to restore the DIF reserve ratio to the required statutory minimum of 1.35% by the statutory deadline of September 30, 2028. Under the final rule, the increase in rates began with the first quarterly assessment period of 2023 and will remain in effect unless and until the reserve ratio meets or exceeds 2% in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2% reserve ratio.

On March 10, 2023, and March 12, 2023, Silicon Valley Bank ("SVB") and Signature Bank ("Signature") were closed by the state banking authorities in California and New York, respectively, and the FDIC was appointed as receiver of SVB and Signature. All deposits of SVB and Signature were transferred to bridge banks established by the FDIC under the systemic risk exception to the least cost test in the FDIA so that the uninsured deposits as well as the insured deposits of both banks were protected by the FDIC. Under the FDIA, the loss to the DIF arising from the use of the systemic risk exception must be recovered through one or more special assessments.

On November 16, 2023, the FDIC issued a final rule to impose a special assessment on IDIs (including KeyBank) to recover the loss to the DIF resulting from the use of the systemic risk exception to protect the uninsured depositors of SVB and Signature. Under the final rule, the FDIC would collect a special assessment from IDIs at an annual rate of approximately 13.4 basis points (or 3.36 basis points per quarter) over eight quarterly assessment periods, starting with the first quarterly assessment period of 2024 (i.e., January 1, 2024 through March 31, 2024) with an invoice payment date of June 28, 2024. The assessment base for the proposed special assessment is equal to an IDI's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits held by the IDI.

On December 16, 2025, the FDIC issued an interim final rule to reduce the quarterly rate at which the special assessment will be collected from 3.36 basis points to 2.97 basis points in the eighth collection quarter (with an invoice payment date of March 30, 2026) in order to ensure that the amount collected will be approximately equal to the FDIC's current estimate of the loss to the DIF from the use of the systemic risk exception. The interim final rule also provides that the FDIC will provide an offset to IDIs' regular quarterly deposit insurance assessments if the aggregate amount collected exceeds losses following resolution of litigation between the FDIC and SVB's parent company. The interim final rule further provides that upon the final termination of the receiverships, the FDIC will either (1) provide an offset to IDIs' regular quarterly deposit insurance assessments if the amount collected exceeds losses or (2) collect from IDIs a one-time final shortfall assessment if losses exceed the amount collected. Comments on the interim final rule were due by January 20, 2026.

Conservatorship and receivership of insured depository institutions

Upon the insolvency of an IDI, the FDIC will be appointed as receiver or, in rare circumstances, conservator for the insolvent institution under the FDIA. In an insolvency, the FDIC may repudiate or disaffirm any contract to which the institution is a party if the FDIC determines that performance of the contract would be burdensome and that disaffirming or repudiating the contract would promote orderly administration of the institution's affairs. If the contractual counterparty makes a claim against the receivership (or conservatorship) for breach of contract, the amount paid to the counterparty would depend upon, among other factors, the receivership (or conservatorship) assets available to pay the claim and the priority of the claim relative to others. In addition, the FDIC may enforce most contracts entered into by the insolvent institution, notwithstanding any provision that would terminate, cause a default, accelerate or give other rights under the contract solely because of the insolvency, the appointment of the receiver (or conservator), or the exercise of rights or powers by the receiver (or conservator). The FDIC may also transfer any asset or liability of the insolvent institution without obtaining approval or consent from the institution's shareholders or creditors. These provisions would apply to obligations and liabilities of KeyCorp's IDI subsidiary, KeyBank, including obligations under senior or subordinated debt issued to public investors.

Receivership of certain SIFIs

The Dodd-Frank Act created a new resolution regime, as an alternative to bankruptcy, known as the "orderly liquidation authority" ("OLA") for certain SIFIs, including BHCs and their affiliates. Under the OLA, the FDIC would generally be appointed as receiver to liquidate and wind down a failing SIFI. The determination that a SIFI should be placed into OLA receivership is made by the U.S. Treasury Secretary, who must conclude that the SIFI is in default or in danger of default and that the SIFI's failure poses a risk to the stability of the U.S. financial system. This determination must come after supermajority recommendations by the Federal Reserve and the FDIC, and consultation between the U.S. Treasury Secretary and the President.

If the FDIC is appointed as receiver under the OLA, its powers and the rights and obligations of creditors and other relevant parties would be determined exclusively under the OLA. The powers of a receiver under the OLA are generally based on the FDIC's powers as receiver for IDIs under the FDIA. Certain provisions of the OLA were modified to reduce disparate treatment of creditors' claims between the U.S. Bankruptcy Code and the OLA. However, substantial differences between the two regimes remain, including the FDIC's right to disregard claim priority in some circumstances, the use of an administrative claims procedure under OLA to determine creditors' claims (rather than a judicial procedure in bankruptcy), the FDIC's right to transfer claims to a bridge entity, and limitations on the ability of creditors to enforce contractual cross-defaults against potentially viable affiliates of the entity in receivership. OLA liquidity would be provided through credit support from the U.S. Treasury and assessments made, first, on claimants against the receivership that received more in the OLA resolution than they would have received in ordinary liquidation (to the full extent of the excess), and second, if necessary, on SIFIs like KeyCorp utilizing a risk-based methodology.

Depositor preference

The FDIA provides that, in the event of the liquidation or other resolution of an IDI, the claims of its depositors (including claims of its depositors that have subrogated to the FDIC) and certain claims for administrative expenses of the FDIC as receiver have priority over other general unsecured claims. If an IDI fails, insured and uninsured depositors, along with the FDIC, will be placed ahead of unsecured, nondeposit creditors, including the institution's parent BHC and subordinated creditors, in order of priority of payment.

Resolution and recovery plans

BHCs with at least $50 billion in total consolidated assets, like KeyCorp, have been required to periodically submit to the Federal Reserve and FDIC a plan discussing how the company could be rapidly and orderly resolved if the company failed or experienced material financial distress. IDIs with at least $50 billion in total consolidated assets, like KeyBank, have also been required to submit a resolution plan to the FDIC. The Federal Reserve and FDIC make available on their websites the public sections of resolution plans for the companies, including KeyCorp and KeyBank, that submitted plans. The public sections of the resolution plans of KeyCorp and KeyBank are available at http://www.federalreserve.gov/supervisionreg/resolution-plans.htm and https://www.fdic.gov/resolutions/fdic-and-financial-regulatory-reform-title-i-and-idi-resolution-planning/. KeyCorp's last resolution plan was submitted in 2017, and KeyBank's last resolution plan was submitted in 2025. KeyCorp is no longer required to submit a resolution plan because of the rule change discussed below while KeyBank remains subject to resolution plan requirements as discussed below.

Category IV BHCs with less than $250 billion in total consolidated assets are no longer required to submit a resolution plan unless they have $75 billion or more in certain risk-based indicators. Under this rule, KeyCorp is no longer subject to resolution planning requirements.

On June 20, 2024, the FDIC adopted a final rule to amend and restate its current resolution plan rule in order to clarify and strengthen resolution plan submission requirements and reflect lessons learned since the adoption of the FDIC's current resolution plan rule in 2012. Among other things, the final rule (i) enhances and clarifies the requirements for the content of resolution plan submissions (ii) requires IDIs with more than $100 billion in total assets that are not affiliated with a U.S. G-SIB (including KeyBank) to submit full resolution plans every three years and more limited supplements in the off years, and (iii) expands expectations regarding engagement with the FDIC and capabilities testing. The final rule was effective on October 1, 2024. KeyBank was required to file its next resolution plan by July 1, 2025, which was its initial filing under the 2024 rule.

In April 2025, the FDIC issued guidance to further clarify its expectations regarding resolution plan submissions. On December 31, 2025, the FDIC announced that it will propose changes in 2026 to the resolution plan rule to incorporate guidance it issued in April 2025 and to make additional changes to take into account lessons learned from its review of the 2025 resolution plan submissions. The FDIC indicated that it wants to focus on resolution plan content requirements that will facilitate the quick resolution of a failed institution.

The OCC has issued recovery planning guidelines that require large OCC-regulated banks to develop and maintain a recovery plan that identifies triggers and options for responding to a wide range of severe internal and external stress scenarios so that the bank can be restored to financial strength and viability in a timely manner if it were to experience such stress situations. On October 21, 2024, the OCC adopted revisions to its recovery planning guidelines and lowered the threshold for the applicability of these guidelines from banks with at least $250 billion in average total consolidated assets to those with at least $100 billion in average total consolidated assets, including KeyBank. KeyBank was required to be in compliance with these guidelines by January 1, 2026 except that KeyBank's compliance with the testing requirement was delayed until January 1, 2027.

On October 27, 2025, the OCC requested public comment on a proposal to rescind its recovery planning guidelines. In proposing the rescission of these guidelines, the OCC said that the guidelines were overly prescriptive and imposed an unnecessary regulatory burden on the covered institutions. The OCC said that if the recovery planning guidelines are rescinded, it would still expect all institutions that it regulates to have appropriate risk management processes in place to address all material risks in their operating environment and to maintain a formal contingency funding plan that considers a range of possible stress scenarios, assesses the stability of funding during periods of stress, and provides for a broad range of funding sources under adverse conditions. Comments on the proposal were due by December 18, 2025.

Other Regulatory Requirements and Developments

The Bank Secrecy Act

The BSA requires all financial institutions (including banks and securities broker-dealers) to, among other things, maintain a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. It includes a variety of recordkeeping and reporting requirements (such as cash and suspicious activity reporting) as well as due diligence and know-your-customer documentation requirements. Key has established and maintains an AML program to comply with the BSA's requirements.

OFAC

The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, foreign nationals, and others pursuant to various laws and executive orders. These sanctions are administered by the Office of Foreign Assets Control ("OFAC"), an office within the U.S. Department of the Treasury. Sanctions are imposed to carry out U.S. foreign policy and national security goals and involve prohibiting trade and various types of commercial and financial transactions with sanctioned countries, individuals, organizations, and groups. OFAC regulations require the rejection of transactions or the blocking of assets when a sanctioned country, individual, organization, or group is involved. Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Key is required to comply with sanctions administered by OFAC. Failure to comply with the sanctions could have serious legal consequences, including the imposition of civil and criminal penalties.

Compensation-related rules and regulations

Guidelines adopted by the federal banking agencies prohibit as an unsafe and unsound practice the payment by a banking organization of excessive compensation and describe compensation as "excessive" when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. The federal banking agencies have also issued guidance to ensure that incentive compensation policies at banking organizations are consistent with safe and sound practices. This guidance provides that such policies should (1) provide employees incentives that appropriately balance risk and reward, (2) are compatible with effective controls and risk management, and (3) are supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

Section 956 of the Dodd-Frank Act requires six federal agencies to jointly prescribe regulations or guidelines that prohibit any types of incentive-based payment arrangement that the agencies determine encourages inappropriate risks by financial institutions with more than $1 billion in assets (including KeyCorp and KeyBank). These six agencies issued proposed regulations in 2011 and 2016 to implement this provision, but these regulations have not been finalized.

Also, as mandated by Section 954 of the Dodd-Frank Act, the SEC has adopted rules directing U.S. stock exchanges to establish listing standards that require listed companies to adopt policies providing for the recovery or clawback of incentive-based compensation received by current or former executive officers where such compensation is based on erroneous financial information which required an accounting restatement. The NYSE has adopted such clawback listing standards, which are applicable to NYSE-listed companies, including KeyCorp.

Lending standards

The federal banking agencies have adopted interagency guidelines establishing standards for safety and soundness that include standards that apply to banks (including KeyBank) when making loans to borrowers. These guidelines provide, among other things, that banks should establish and maintain loan documentation practices that enable the bank to make an informed lending decision, assess risk on an ongoing basis, and ensure that any claim against a borrower is legally enforceable. The guidelines also provide that banks should establish and maintain prudent credit underwriting practices that are commensurate with the type of loans that the bank makes and take adequate account of concentration of credit risk. The guidelines further provide that banks should establish a system of independent, ongoing credit review, provide for appropriate communication to management and the board of directors, and take appropriate corrective actions to resolve problem assets.

The federal banking agencies have also adopted regulations that apply specifically to extensions of credit made by banks (including KeyBank) that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, a bank is required to adopt and maintain policies that establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval, and reporting requirements.

Cybersecurity and data privacy

Federal and state laws and regulations contain extensive data privacy and cybersecurity provisions. This is an area of considerable legislative and regulatory focus, and the requirements in this area are evolving. Key monitors these developments on a continual basis and when appropriate, updates its policies, procedures, and practices to reflect any new or revised requirements.

The Gramm-Leach-Bliley Act ("GLBA") and implementing regulations require a financial institution to provide notice to customers of its privacy policies and practices, describe the conditions under which the financial institution may disclose nonpublic personal information to non-affiliated third parties, and provide consumers with a means to "opt-out" of having that information disclosed in certain circumstances. Other federal laws and regulations require financial institutions to provide customers with the choice to "opt-out" of having certain information shared among the financial institution's affiliates while other provisions regulate the use by financial institutions of information from credit bureaus and the provision of information to such bureaus. Various state statutes and regulations impose additional data privacy protections.

The GLBA and other laws and regulations require financial institutions to adopt and implement a comprehensive written information security program that includes administrative, technical, and physical safeguards that are designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information (including cyber threats), protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer, and ensure the proper disposal of customer information. In addition, a financial institution is expected to have a response program that specifies actions to be taken if it detects that unauthorized individuals have gained access to customer information, including notifying affected customers of the breach. A financial institution is further expected to develop appropriate processes to recover data and resume business operations if business operations of the institution or a critical service provider are impacted by a cyber-attack.

Also, rules adopted by the federal banking agencies require a financial institution to notify its primary federal regulator within 36 hours of certain computer-security incidents, including an incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, an institution's operations or activities or its ability to deliver products or services to a material portion of its customer base. In addition, the SEC has adopted final rules requiring public companies (including KeyCorp) to disclose on Form 8-K material cybersecurity incidents and to disclose annually on Form 10-K information regarding their cybersecurity risk management, strategy, and governance.

Governance standards

In 2014, the OCC adopted guidelines imposing heightened governance and risk management standards (the "Heightened Standards") on national banks with average total consolidated assets of $50 billion or more (including KeyBank). The Heightened Standards (1) establish minimum standards for the design and implementation of a bank's risk governance framework and (2) set forth minimum standards for the board of directors to follow in overseeing the bank's risk governance framework's design and implementation.

On December 23, 2025, the OCC issued a proposal to raise the threshold for applying the Heightened Standards to $700 billion in average total consolidated assets. In proposing to raise this threshold, the OCC noted that the Heightened Standards establish highly prescriptive standards and that the application of the standards may be justified only for the largest and most complex institutions. The OCC indicated that the institutions that would be excluded from the Heightened Standards under this proposal would still be expected to maintain robust governance frameworks, risk management systems, and processes that are tailored to their individual size, complexity, and risk profile. If this proposal is adopted, KeyBank will no longer be subject to the Heightened Standards. Comments on this proposal are due by March 2, 2026.

Regulations adopted by the Federal Reserve to implement enhanced prudential standards under the Dodd-Frank Act and EGRRCPA require a BHC with $100 billion or more in total consolidated assets to have a risk committee of its board of directors that oversees the BHC's risk management framework. These regulations set forth detailed requirements applicable to the risk committee and the chief risk officer of such a BHC.

In 2021, the Federal Reserve issued guidance setting forth supervisory expectations for boards of directors of large financial institutions, including BHCs with total consolidated assets of $100 billion or more (like KeyCorp). This guidance describes attributes of an effective board of directors. In addition, the Federal Reserve proposed, but has not finalized, guidance that describes core principles for effective senior management, business line management, and independent risk management of large financial institutions.

Consumer Financial Protection Bureau

The CFPB, which was created by the Dodd-Frank Act in 2010, was given the authority by that statute to regulate the offer and sale of consumer financial products and services, enforce federal consumer protection laws, and supervise certain providers of consumer financial products and services, including banks with over $10 billion in assets (such as KeyBank). The current U.S. presidential administration has announced its intention to close or substantially downsize the CFPB and has taken various actions to accomplish that objective, including issuing a stop work order to CFPB employees, terminating many CFPB employees, placing other CFPB employees on administrative leave, significantly reducing the CFPB's annual funding through legislation, and refusing to request funding from the Federal Reserve. A union representing the CFPB's employees and other interested parties brought a lawsuit in the United States District Court for District of Columbia, seeking a court order to stop the current U.S. presidential administration from dismantling the CFPB. On March 25, 2025, the court in that case issued a preliminary injunction, which enjoined the U.S. presidential administration from taking actions to dismantle the CFPB. The U.S. presidential administration has appealed this court order. On August 15, 2025, a three-judge panel of the United States Court of Appeals for the District of Columbia Circuit vacated the preliminary injunction issued by the District Court. On December 17, 2025, the District of Columbia Court of Appeals granted the plaintiffs' request for an en banc rehearing of this decision. In addition, the refusal of the CFPB to request funds from the Federal Reserve has been challenged in three cases, and the District Court in one of those cases ruled on December 30, 2025 that the CFPB must request and accept new funds from the Federal Reserve to stay operational. Following the court's ruling, the CFPB requested additional funding from the Federal Reserve. Key is monitoring developments in these cases.

While the current U.S. presidential administration has sought to close or downsize the CFPB, many states have sought to increase their enforcement of existing consumer protection laws and regulations. In addition, new consumer protection laws and regulations have been adopted or proposed in many states. Key is monitoring these developments.

Data collection and reporting for small business loans

On March 30, 2023, the CFPB issued a final rule to require certain lenders (including depository institutions such as KeyBank) to report detailed data on applications for credit submitted by small businesses, including those owned by women and minorities. This rule was issued to implement Section 1071 of the Dodd-Frank Act. Various lawsuits were brought to challenge this rule. In one of these lawsuits, the CFPB, on April 3, 2025, asked the court to hold the lawsuit in abeyance because the CFPB planned to issue a new proposed rulemaking on this subject. In that case and two other cases challenging the 1071 rule, courts stayed compliance with the rule for the parties in those cases. On October 2, 2025, the CFPB issued a final rule delaying compliance with the 1071 rule for all institutions covered by the rule. On November 13, 2025, the CFPB issued a proposal to streamline the 1071 rule and to scale back the scope of data collection required under the rule. Compliance with the revised rule would be delayed until January 1, 2028. Comments on this proposal were due by December 15, 2025. Key is monitoring developments regarding this matter.

Volcker Rule

The Volcker Rule implements Section 619 of the Dodd-Frank Act, which prohibits "banking entities," such as KeyCorp, KeyBank and their affiliates and subsidiaries, from owning, sponsoring, or having certain relationships with hedge funds and private equity funds (referred to as "covered funds") and engaging in short-term proprietary trading of financial instruments, including securities, derivatives, commodity futures and options on these instruments.

The Volcker Rule excepts certain transactions from the general prohibition against proprietary trading, including transactions in government securities (e.g., U.S. Treasuries or any instruments issued by the GNMA, FNMA, FHLMC, a Federal Home Loan Bank, or any state or a political division of any state, among others); transactions in connection with underwriting or market-making activities; and transactions as a fiduciary on behalf of customers. A banking entity may also engage in risk-mitigating hedging activity if it can demonstrate that the hedge reduces or mitigates a specific, identifiable risk or aggregate risk position of the entity. The banking entity is required to conduct an analysis supporting its hedging strategy and the effectiveness of the hedges must be monitored and, if necessary, adjusted on an ongoing basis.

Key does not anticipate that the proprietary trading or covered fund restrictions in the Volcker Rule will have a material impact on its business, but it was required to divest certain fund investments. Key has established monitoring programs to support compliance with the Volcker Rule's restrictions.

Bank transactions with affiliates

Federal banking law and regulation imposes qualitative standards and quantitative limitations upon certain transactions by a bank with its affiliates, including the bank's parent BHC and certain companies the parent BHC may be deemed to control for these purposes. Transactions covered by these provisions must be on arm's-length terms, and cannot exceed certain amounts that are determined with reference to the bank's regulatory capital. Moreover, if the transaction is a loan or other extension of credit, it must be secured by collateral in an amount and quality expressly prescribed by statute, and if the affiliate is unable to pledge sufficient collateral, the BHC may be required to provide it. These provisions significantly restrict the ability of KeyBank to fund its affiliates, including KeyCorp, KBCM, and KeyCorp's nonbanking subsidiaries engaged in making merchant banking investments (and certain companies in which these subsidiaries have invested). The Dodd-Frank Act expanded the coverage and scope of these regulations, including by applying them to the credit exposure arising under derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions.

Supervision, examination, and enforcement

KeyCorp is subject to the Federal Reserve's supervisory rating system for large financial institutions, which includes BHCs with total consolidated assets of $100 billion or more (including KeyCorp) ("LFI Rating System"). The LFI Rating System provides a supervisory evaluation of whether an institution possesses sufficient operational strength and resilience to maintain safe and sound operations through a range of conditions and assesses an institution's capital planning and positions, liquidity risk management and positions, and governance and controls. Ratings issued under the LFI Rating System are confidential.

On November 5, 2025, the Federal Reserve finalized revisions to the LFI Rating System. These revisions changed the component ratings that a firm must receive to be considered "well managed" for supervisory purposes. A firm that is not "well managed" faces limitations on certain activities and acquisitions. The Federal Reserve said that the revisions were intended to provide a more accurate assessment of a BHC's financial and operational strength and resilience and better align the LFI Rating System with the rating systems used for other banking organizations.

Federal law grants substantial supervisory and enforcement powers to the federal banking agencies. The federal banking agencies may bring enforcement actions against banking organizations in various situations such as when an agency determines that a banking organization has committed a violation of law or regulation, is engaged in an unsafe or unsound practice, or has engaged in an act or practice that is unfair, deceptive, or abusive. In such enforcement actions, the federal banking agencies may, among other things, impose restrictions on an institution's business, assess civil money penalties, or issue cease and desist orders against the banking organization or affiliated parties.

On October 7, 2025, the OCC and the FDIC issued a joint proposal for public comment that would define the term "unsafe or unsound practice" for purposes of the agencies' supervisory and enforcement authority under Section 8 of the FDIA and would establish uniform standards for when the agencies may issue matters requiring attention ("MRAs") and other supervisory communications in connection with the examination process. Under the proposal, the definition of an "unsafe or unsound practice" and the standard for issuing MRAs would focus on whether a practice involves a risk of material harm to the financial condition of a financial institution or a material risk of loss to the DIF. The OCC and the FDIC said that the proposed rule would promote greater clarity and certainty regarding supervisory and enforcement standards and would ensure that bank supervisors and examiners prioritize concerns related to material financial risks over concerns related to policies, processes, and documentation. Comments on this proposal were due by December 29, 2025.

On November 18, 2025, the Federal Reserve issued a statement of supervisory operating principles which indicated that MRAs issued by examiners should prioritize deficiencies that could have a material impact on a firm's financial condition. The Federal Reserve said that work was underway to provide more specific guidance on this subject as well as guidance on the Federal Reserve's interpretation of the standard for issuing enforcement actions based on unsafe or unsound practices.

Community Reinvestment Act

The Community Reinvestment Act ("CRA") was enacted in 1977 to encourage depository institutions to help meet the credit needs of the communities that they serve, including low- and moderate-income ("LMI") neighborhoods, consistent with the institutions' safe and sound operations. The CRA requires the federal banking agencies to assess the record of each institution that they supervise in meeting the credit needs of its entire community, including LMI neighborhoods.

On October 24, 2023, the federal banking agencies adopted a final rule to substantially revise their regulations implementing the CRA. Various trade associations filed a lawsuit in the United States District Court for the Northern District of Texas seeking to invalidate the CRA final rule. On March 29, 2024, the court in that case issued a preliminary injunction barring the federal banking agencies from enforcing the CRA final rule pending the resolution of that lawsuit. The court's decision is on appeal to the United States Court of Appeals for the Fifth Circuit. On April 1, 2025, the Fifth Circuit granted a request by the federal banking agencies to stay further proceedings in this case. On July 16, 2025, the federal banking agencies issued for public comment a proposal to rescind the CRA final rule that was issued in October 2023 and to reinstate the CRA framework that was in place prior to the issuance of that rule with certain technical amendments. The agencies said that they were doing so to restore certainty in the CRA framework for stakeholders and to limit regulatory burden on banks, while ensuring that banks continue to focus on the purpose of the CRA. Comments on the proposal were due by August 18, 2025. KeyBank will be subject to any changes that are made to the CRA regulations.

Long-term debt requirement

On August 29, 2023, the federal banking agencies issued for public comment a proposal that would require certain large BHCs and certain large IDIs to issue and maintain minimum amounts of long-term debt ("LTD"). This proposal would apply to Category II, III, and IV BHCs (including KeyCorp) and IDIs that (i) are not consolidated subsidiaries of U.S. global systemically important banks and (ii) have at least $100 billion in total assets (including KeyBank) or are affiliated with an IDI that has at least $100 billion in total assets. Under the proposal, the required minimum amount of LTD would be the greater of 6 percent of an entity's total risk-weighted assets, 3.5 percent of an entity's average total consolidated assets, and 2.5 percent of an entity's total leverage exposure if it is subject to the supplementary leverage ratio. IDIs that are consolidated subsidiaries of BHCs would be required to issue the LTD to their parent company or another entity that consolidates the IDI.

Debt instruments issued to satisfy the minimum LTD requirement would have to meet certain criteria including, among other things, being unsecured, have a remaining maturity of more than one year, and not provide the holder with acceleration rights except in limited circumstances. BHCs subject to the proposal would also have to comply with certain "clean holding-company" requirements such as a cap on liabilities other than eligible LTD and a prohibition on entering into most qualified financial contracts with third parties. The proposal would provide a three-year transition period with the incremental phase-in of the requirements during this period. The federal banking agencies indicated that the proposal would improve the resolvability of the covered entities in case of their failure, reduce costs to the DIF, and mitigate contagion and financial stability risks by reducing the risk of loss to uninsured depositors. Comments on the proposal were due by January 16, 2024.

Debit card interchange fee cap

On October 25, 2023, the Federal Reserve issued for public comment a proposal to lower the maximum interchange fee that a debit card issuer with $10 billion or more in total consolidated assets (including KeyBank) can receive for a debit card transaction. The interchange fee cap is currently set at the sum of 21 cents for each transaction plus an amount equal to 0.05% of the value of the transaction and a one cent fraud prevention adjustment for issuers that satisfy certain criteria. In the new proposal, the Federal Reserve proposed to lower the cap to the sum of 14.4 cents for each transaction plus an amount equal to 0.04% of the value of the transaction and a 1.3 cent fraud prevention adjustment. The Federal Reserve indicated that it was proposing this revision to the fee cap to reflect changes in issuer costs. The Federal Reserve also proposed to update the amount of the fee cap every other year going forward by using data it collects in a biennial survey of large debit card issuers. Comments on the proposal were due by May 12, 2024.

Personal financial data rights

On October 22, 2024, the CFPB issued a final rule to implement Section 1033 of the Dodd-Frank Act. The 1033 rule requires financial institutions (including KeyBank) to make available to consumers and authorized third parties data concerning covered consumer financial products or services in an electronic form usable by the consumer and authorized third parties. In adopting the rule, the CFPB said that the 1033 rule was a step towards bringing about an "open banking" system in the United States. Following the issuance of this rule, two trade associations and a national bank filed a lawsuit challenging the rule in the United States District Court for the Eastern District of Kentucky. In this lawsuit, the plaintiffs alleged that the CFPB exceeded its statutory authority in adopting the 1033 rule. On May 23, 2025, the CFPB filed a status report with the court saying that it agreed with the plaintiffs. On May 30, 2025, the parties challenging the rule and the CFPB filed a motion for summary judgment asking the court to invalidate the rule. In a summary judgment motion filed on June 29, 2025, the Financial Technology Association, which had been allowed to intervene in this case, asked the court to uphold the rule. Before the court issued a decision on the summary judgment motions, the CFPB asked the court to stay the litigation. On July 29, 2025, the court granted the CFPB's request to stay the litigation. On August 21, 2025, the CFPB issued an advance notice of proposed rulemaking, asking the public to respond to a series of questions related to the 1033 rule. Comments were due by October 21, 2025. In a court filing in the case challenging the 1033 rule, the CFPB indicated that it plans to issue a revamped 1033 rule as an interim final rule. Key is monitoring developments regarding this matter.

ITEM 1A. RISK FACTORS

Summary of Risk Factors

The following is a summary of some of the material risks and uncertainties that could have an adverse effect on our business.

- **Credit Risk**
  - We have concentrated credit exposure in commercial and industrial loans, commercial real estate loans, and commercial leases.
  - Should the fundamentals of the commercial real estate market deteriorate, our financial condition and results of operations could be adversely affected.
  - We are subject to the risk of defaults by our loan clients and counterparties.
  - Declining asset prices could adversely affect us.
  - Various factors may cause our allowance for loan and lease losses to increase or to be inadequate.
  - Geopolitical destabilization could adversely impact our loan portfolios.

- **Market Risk**
  - A worsening of the U.S. economy and volatile or recessionary conditions in the U.S. or abroad could negatively affect our business or our access to capital markets.
  - We are subject to interest rate risk, which could adversely affect net interest income.
  - Our profitability depends upon economic conditions in the geographic regions where we have significant operations and in certain market segments in which we conduct significant business.
  - The soundness of other financial institutions could adversely affect us.

- **Liquidity Risk**
  - We are subject to liquidity risk, which could negatively affect our funding levels.
  - Capital and liquidity requirements imposed by banking regulators and the credit rating agencies may require banks and BHCs to maintain more and higher quality capital and more and higher quality liquid assets.
  - Federal agencies' actions to ensure stability of the U.S. economy and financial system may have costly or disruptive effects on us.
  - We rely on dividends by our subsidiaries for most of our funds.
  - Our credit ratings affect our liquidity position.
  - A loss of customer deposits or an adverse change in deposit mix could increase our funding costs and/or impair our liquidity.

- **Operational Risk**
  - We are subject to a variety of operational risks.
  - We and third parties on which we rely (including their downstream service providers) may experience a cyberattack, technology failure, information system or security breach or interruption.
  - We rely on third parties to perform significant operational services for us, and their failure to perform to our standards or other issues of concern with them could harm us.
  - Our framework for managing risks and mitigating losses may not be effective.
  - We are, and may in the future be, subject to claims, litigation, arbitration, investigations, and governmental proceedings, which could result in significant financial liability and/or reputational harm.
  - Our controls and procedures may fail or be circumvented, and our methods of reducing risk exposure may not be effective.
  - Our operations and financial performance could be adversely affected by severe weather and natural disasters, both directly and as a result of impacts on our customers.
  - Our development and use of AI, including through third parties, exposes us to inherent risks that may adversely impact KeyCorp.

- **Compliance Risk**
  - We are subject to extensive government regulation, supervision, and tax legislation.
  - We are subject to complex and evolving laws and regulations regarding privacy and cybersecurity, which could limit our ability to pursue business initiatives, increase the cost of doing business and subject us to compliance risks and potential liability.

- **Strategic Risk**
  - ◦ We may not realize the expected benefits of our strategic initiatives.
  - ◦ We operate in a highly competitive industry.
  - ◦ Maintaining or increasing our market share depends upon our ability to adapt our products and services to evolving industry standards and consumer preferences, while maintaining competitive products and services.
  - ◦ We may not be able to attract and retain skilled people.
  - ◦ Acquisitions or strategic partnerships may disrupt our business and dilute shareholder value.
  - ◦ Scotiabank holds a significant equity interest in our business and may exercise influence over us, including through its ability to designate up to two directors to our Board of Directors.
  - ◦ Damage to our reputation could significantly impact our business and major stakeholders.
  - ◦ Differing views on corporate responsibility and sustainability could adversely affect our reputation and our business and results of operations.

- **Model Risk**
  - ◦ We rely on quantitative models to manage certain accounting, risk management, capital planning, and treasury functions.

- **Estimates and Assumptions Risk**
  - ◦ The preparation of our consolidated financial statements requires us to make subjective determinations and use estimates that may vary from actual results and materially impact our financial condition and results of operations.
  - ◦ Changes in accounting policies, standards, and interpretations could materially affect how we report our financial condition and results of operations.
  - ◦ Impairment of goodwill could require charges to earnings, which could result in a negative impact on our results of operations.

As a financial services organization, we are subject to a number of risks inherent in our transactions and present in the business decisions we make. Described below are the material risks and uncertainties that if realized could have a material and adverse effect on our business, financial condition, results of operations or cash flows, and our access to liquidity. Although the risks are organized by headings and each risk is discussed separately, many are interrelated. The risks and uncertainties described below are not the only risks we face. Disclosures of risks should not be interpreted to imply that the risks have not already materialized.

I. Credit Risk

We have concentrated credit exposure in commercial and industrial loans, commercial real estate loans, and commercial leases.

As of December 31, 2025, approximately 72% of our loan portfolio consisted of commercial and industrial loans, commercial real estate loans, including commercial mortgage and construction loans, and commercial leases. These types of loans are typically larger than single family residential real estate loans and other types of consumer loans and have a different risk profile. The deterioration of a larger loan or a group of loans in this category could cause an increase in criticized, classified, and nonperforming loans, which could result in lower earnings from these loans, additional provision for loan and lease losses, and ultimately an increase in loan losses.

Should the fundamentals of the commercial real estate market deteriorate, our financial condition and results of operations could be adversely affected.

After disruptions in 2022 through early 2024 as a result of the increases in the Fed Funds rate and dislocations in the office sector as a result of COVID-19, the commercial and residential real estate markets have remained relatively steady over the past 18 months as they have adjusted to a more "normalized" rate environment. Capitalization rates and commercial property prices have been supported by a continued inflow of capital into the real estate markets. However, potential headwinds (labor market, geo-political, rate environment) could impact the real estate markets and Key's portfolio moving forward.

A large portion of our clients are active in real estate, with most focused on the multifamily space, which has been the best performing real estate sector over the cycle. However, while development and construction have continued at muted levels over the past two years, oversupply of multifamily housing is a concern in certain urban markets. This oversupply has resulted in higher vacancy rates and put pressure on some borrowers to achieve underwritten rents. These two factors impact the ability of borrowers to generate sufficient cash flow in order to make debt service payments on loans or to refinance the loans at maturity. Key's risk to any specific market is limited, with all metropolitan statistical area concentrations less than 4%. Further, Key has limited its exposure to rent-controlled properties across the country, with no exposure to rent-controlled properties in New York City.

A relatively small portion of our commercial real estate loans are construction loans, with most of these loans utilized to support the construction of affordable housing under the Low-Income Housing Tax Credit (LIHTC) program. Loans made under the LIHTC program typically carry less risk due to the aligned interest of Tax Credit Investors and committed permanent loans at construction origination, which mitigates interest rate risk. New construction and value-add or rehabilitation construction projects may not be fully leased at loan origination. These properties typically require additional leasing through the life of the loan to provide adequate cash flow to support debt service payments. If property market fundamentals deteriorate sharply, performance under existing leases could deteriorate and the execution of new leases could slow, compromising the borrower's ability to cover debt service payments.

An inability to grow cash flow or pressure on expenses created by supply chain, insurance, or interest rate increases would result in an increase in the level of payment defaults within the sector, as well as limiting refinance options. Further, these pressures would likely result in an outflow of capital from the real estate markets, which would in turn drive up capitalization rates and decrease property values.

We are subject to the risk of defaults by our loan clients and counterparties.

Many of our routine transactions expose us to credit risk, including the risk of default of our counterparties, which include other financial institutions, or clients. Our credit risk may be exacerbated when the collateral held cannot be realized or is liquidated at prices insufficient to recover the full amount of the loan or derivative exposure due to us. In deciding whether to extend credit or enter into other transactions, we rely on information furnished by or on behalf of counterparties and clients, including financial statements, credit reports and other information. We also rely on representations of those counterparties, clients, or other third parties as to the accuracy and completeness of that information. The inaccuracy of that information or those representations affects our ability to accurately evaluate the default risk of a counterparty or client. In addition, given the Dodd-Frank legislative mandate to centrally clear eligible derivative contracts, we rely on central clearing counterparties to remain open and operationally viable at all times. A financial institution or other counterparty failure or a cybersecurity breach that causes the failure of or disruption to a counterparty or client, may materially and adversely affect our business, financial condition, or results of operations. Further, market volatility or difficulty accessing liquidity in the capital markets can result in a weaker counterparty profile and eventual failure of the counterparty to meet its contractual obligations.

Declining asset prices could adversely affect us.

During periods of macroeconomic or financial market stress, the volatility and disruption that the capital and credit markets experience may reach, and have in the past reached, extreme levels. Market disruption may severely stress or even lead to the failure of financial institutions, which can cause credit market constriction and liquidation of assets, driving down their prices. Asset price deterioration has a negative effect on the valuation of collateral and certain assets represented on our balance sheet and reduces our ability to sell assets at prices we deem acceptable.

Although the most recent U.S. economic recession resulting from the impact of the COVID-19 pandemic did not have significant lasting impact on collateral value, the nature of that recession was atypical. Most economic recessions are associated with financial market downturns and lower asset prices.

Present risks to stable asset prices include, but are not limited to:

- A correction in equity or housing markets;
- The imposition of further tariffs and other changes to U.S. or global trade policies;
- Supply chain issues such as closed factories and disrupted port activity, as well as the impact of the Russia-Ukraine war and the Israel-Hamas war on global transportation and the availability of materials;
- Recessionary pressures on other major international economies, such as China, that may impact the broader global and our domestic economy;

- Labor-supply constraints, including as a result of further changes to U.S. immigration policies and laws and immigration enforcement, leading to slowing job growth and rising wages along with inflation (wage-price spiral); and
- Negative real GDP growth, as a result of, in part, the Federal Reserve's monetary policy to arrest inflationary pressures within the broader economy.

Various factors may cause our allowance for loan and lease losses to increase or to be inadequate.

We maintain an ALLL (a reserve established through a provision for loan and lease losses charged to expense) that represents our estimate of losses based on our evaluation of risks within our existing portfolio of loans. The level of the allowance at December 31, 2025 represents management's estimate of expected credit losses over the contractual life of our existing loan portfolio. The determination of the appropriate level of the ALLL inherently involves a degree of subjectivity and requires that we make significant estimates of current credit risks, current trends, and reasonable and supportable forecasts of future economic conditions, all of which may undergo frequent and material changes. Changes in economic conditions affecting borrowers, the softening of certain macroeconomic variables that we are more susceptible to, such as GDP, unemployment, SOFR and other interest rates, the producer price index, and real estate values, along with updated information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the ALLL. Further, the multitude and totality of factors impacting our estimates and the subjectivity of components of its calculation may cause the ALLL to be an inadequate representation of the actual losses incurred over the life of our loan portfolio. Both an increase in the ALLL and actual losses exceeding our current estimates will reduce our net income and could impact our capital positions and may materially and adversely affect our business, financial condition or results of operations.

Geopolitical destabilization could adversely impact our loan portfolios.

While we have minimal direct foreign company exposure in our loan portfolios, there are correlated and contingent risks posed by geopolitical destabilization within our loan portfolio. For example, conflicts across the world, including the Russia-Ukraine war and the Israel-Hamas war, and recent military action in Venezuela, have proven to or may have a material impact on certain domestic commodity prices, impacting our borrowers' input costs and disrupting supply chains both domestically and abroad. These factors increase potential defaults in our loan portfolio and could ultimately increase loan losses.

II. Market Risk

A worsening of the U.S. economy and volatile or recessionary conditions in the U.S. or abroad could negatively affect our business or our access to capital markets.

A worsening of economic and financial market conditions or downside shocks could result in adverse effects on Key and others in the financial services industry. Banking conditions may deteriorate during periods of persistent or large and sudden interest rate increases and/or a slowing economy, negatively affecting business and financial performance.

In particular, we face the following risks, and other unforeseeable risks, in connection with a downturn in the macroeconomic and financial market environment or other such downside shocks, whether in the United States or internationally:

- A loss of confidence in the financial services industry and the debt and equity markets by investors, placing pressure on the price of our common shares or decreasing the credit or liquidity available to Key, while also increasing the cost of such credit or liquidity;
- A decrease in consumer and business confidence levels generally, decreasing credit usage and investment or increasing delinquencies and defaults and committed line draws;
- A decrease in household or corporate incomes, reducing demand for our products and services;
- A decrease in the value of collateral securing loans to our borrowers or a decrease in the quality of our loan portfolio, increasing loan charge-offs and reducing our net income;
- A decrease in the value of collateral, or an increase in the haircuts on that collateral, that we pledge to secure funding and liquidity, reducing the quantum of that funding and/or liquidity;

- An impairment in our ability to liquidate financial positions at acceptable market prices;
- An increase in competition or consolidation in the financial services industry;
- Increased concern over and scrutiny of the capital and liquidity levels of financial institutions generally, and those of our transaction counterparties specifically with a corresponding increase in our cost of capital, liquidity and/or funding;
- A decrease in confidence in the creditworthiness of the United States or other issuers whose securities we hold; and
- An increase in limitations on or the regulation of financial services companies like Key.

In the event of severely adverse business and economic conditions generally or specifically in the principal markets in which we conduct business, there can be no assurance that the federal government and the Federal Reserve would intervene or make adjustments to fiscal or monetary policy that would cause business and economic conditions to improve. A worsening of business and economic conditions or market volatility related thereto could have a material adverse effect on our business, financial condition, and results of operations.

In addition, volatility and uncertainty related to inflation and the effects of inflation, which has, in recent years, led to increased costs for businesses and consumers, and could cause the Federal Reserve to reinitiate a series of interest rate increases, which may amplify or contribute to some of the risks of our business by adversely affecting the creditworthiness of our borrowers, increasing our costs, or resulting in lower values for our investment securities and other fixed-rate assets. To the extent that the Federal Reserve's policies around managing inflation fail to mitigate the volatility and uncertainty related to inflation and the effects of inflation, or to the extent conditions otherwise worsen or are exacerbated by policies enacted by the U.S. government, including the imposition of tariffs or other commercial policies, we could experience adverse effects on our business, financial condition, and results of operations.

In addition, when U.S. economic conditions are weak or recessionary, unemployment may rise and corporate profits may fall significantly, creating adverse credit conditions in our lending businesses. Rising credit costs may materially reduce our profitability as we generate the majority of our income from lending activity; See the section entitled "Credit Risk" in this Item 1A. "Risk Factors."

We are subject to interest rate risk, which could adversely affect net interest income.

Our earnings depend heavily upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Hence, interest rate risk is inherent to our banking business and takes four primary forms: repricing risk, yield curve risk, basis risk, and option risk. Repricing risk occurs when assets and liabilities respond to interest rate changes at different paces and to a different degree. Yield curve risk arises when short- and long-term interest rates change to a different extent. We incur basis risk to the extent that the relationship between different interest rate indices changes over time. Option risk is present in assets, liabilities or other financial instruments that allow a counterparty to change the timing of interest or principal payments.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, the competitive environment within our markets, consumer preferences for specific loan and deposit products and their payment behavior, and policies of various governmental and regulatory agencies, in particular, the Federal Reserve. Our ability to anticipate changes in these factors or to hedge the related on-and off-balance sheet exposures, and the cost of any such hedging activity, can significantly influence the success of our asset-and-liability management activities and our net interest income and net interest margin. Changes in monetary policy, including changes in interest rate controls being applied by the Federal Reserve, could influence the amount and timing of interest we receive on loans and securities, the amount and timing of interest we pay on deposits and borrowings, our ability to originate loans and obtain deposits, and the fair value of our financial assets and liabilities. When the Federal Reserve raises or reduces interest rates, the behavior of national money market rate indices, the correlation of consumer deposit rates to financial market interest rates, and the evolution of benchmark rates may not follow historical relationships, which could influence net interest income and net interest margin through basis and other risks. In addition, our ability to change deposit rates in response to changes in interest rates and other market and related factors is limited by client relationships and competitive considerations.

Moreover, if the interest we pay on deposits and other borrowings increases at a faster rate than the interest we receive on loans and other investments, net interest income, and therefore our earnings, would decline. Conversely, earnings could also be adversely affected if the interest we receive on loans and other investments falls more quickly than the interest we pay on deposits and other borrowings. These scenarios illustrate repricing risk.

The impact of interest rates on our investment portfolio and consolidated financial results, including AOCI, can also affect our ability to maintain our capital ratios within our target ranges as well as the amount and timing of our future share repurchases and dividends. For additional information about the effects on interest rates on our business, refer to the information included under the caption "Risk Management — Market risk management" in Item 7 of this report.

Our profitability depends upon economic conditions in the geographic regions where we have significant operations and in certain market segments in which we conduct significant business.

We have concentrations of loans and other business activities in geographic regions where our bank branches are located — Washington; Oregon/Alaska; Rocky Mountains; Indiana/Northwest Ohio/Michigan; Central/Southwest Ohio; East Ohio/Western Pennsylvania; Atlantic; Western New York; Eastern New York; and New England — and additional exposure to geographic regions outside of our branch footprint. Economic growth in the various regions where we operate has been uneven, and the health of the overall U.S. economy may differ from the economy of any particular geographic region. Adverse conditions in a geographic region such as inflation, unemployment, recession, natural disasters, political instability, impact of public health crises, or other factors beyond our control could impact the ability of borrowers in these regions to repay their loans, decrease the value of collateral securing loans made in these regions, or affect the ability of our customers in these regions to continue conducting business with us.

Additionally, a significant portion of our business activities are concentrated within the commercial real estate, healthcare, finance, and utilities market segments. The profitability of some of these market segments depends upon the health of the overall economy, seasonality, the impact of regulation, and other factors that are beyond our control and may be beyond the control of our customers in these market segments.

An economic downturn or recession in one or more geographic regions where we conduct our business, or any significant or prolonged impact on the profitability of one or more of the market segments with which we conduct significant business activity, could adversely affect the demand for our products and services, the ability of our customers to repay loans, the value of the collateral securing loans, and the stability of our deposit funding sources.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. We have exposure to many different industries and counterparties in the financial services industries, and we routinely execute transactions with such counterparties, including brokers and dealers, banks, mortgage originators, hedge funds, insurance companies, and other institutional clients. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to, and may further lead to, market-wide liquidity problems and could lead to losses or defaults by us or other financial institutions. Banking is a confidence sensitive business, so disruption within the financial markets, including negative news, rumors, or misinformation regarding the banking industry or perceived risks of a bank's safety and soundness, can adversely impact the market price and volatility of our common stock, cause deposit runoff or prompt the loss of important customers or counterparties. Online and mobile banking have made it easier for customers to withdraw their deposits. Higher than customary withdrawals can raise funding cost, which may reduce Key's net interest margin and net interest income. In addition, many of our transactions with other financial institutions expose us to credit risk in the event of default of a counterparty or client. Our credit risk may be affected when the collateral held by us cannot be liquidated at prices sufficient to recover the full amount of our loan or derivatives exposure. There can be no assurance that any such losses would not adversely and materially affect our results of operations.

III. Liquidity Risk

We are subject to liquidity risk, which could negatively affect our funding levels.

Liquidity risk is the danger that a bank may not be able to meet near-term cash demands, such as funding liability maturities and deposit withdrawals, meeting contractual obligations, or funding asset growth and new business initiatives at a reasonable cost, in a timely manner and without adverse consequences. Our banking business is subject to four primary liquidity risks: contingency risk, mismatch risk, funding risk, and refinancing risk. Contingency risk arises from unexpected funding or liquidity needs occurring during adverse systemic or idiosyncratic economic or financial conditions. Mismatch risk may occur when illiquid assets are funded with less stable funding sources. Funding risk arises if funding sources become too concentrated, raising the risk of higher borrowing costs. Refinancing risk arises when a concentrated liability maturity profile creates near-term funding stress. Despite actions that we take to manage these risks, unanticipated changes in assets, liabilities, and off-balance sheet commitments under various economic conditions (reduced wholesale funding capacity), or a substantial, unexpected, or prolonged change in the level or cost of liquidity could have a material adverse effect on us. If the cost effectiveness or the availability of supply in these credit markets is reduced for a prolonged period of time, our funding needs may require us to access funding and manage liquidity by other means. These alternatives may include generating client deposits, securitizing or selling loans, extending the maturity of wholesale borrowings, borrowing under certain secured borrowing arrangements, using relationships developed with a variety of fixed income investors to access new funds or renegotiate the terms of outstanding debt, and reducing loan growth and investment opportunities. These alternative means of funding would increase our overall cost of funds and they may not be available under stressed conditions, which may cause us to liquidate a portion of our liquid asset portfolio to meet any funding needs.

Capital and liquidity requirements imposed by banking regulators and the credit rating agencies may require banks and BHCs to maintain more and higher quality capital and more and higher quality liquid assets.

Evolving capital standards resulting from the Dodd-Frank Act and the Regulatory Capital Rules adopted by our regulators have had and will continue to have a significant impact on banks and BHCs, including Key. For a detailed explanation of the capital and liquidity rules that apply to us, see the section titled "Regulatory capital requirements" under the heading "Supervision and Regulation" in Item 1 of this report.

Regulatory capital standards require Key to maintain significant amounts of high-quality capital (e.g., common equity) and could limit our business activities (including lending) and our ability to expand organically or through acquisitions. They could also result in our taking steps to increase our capital that may be dilutive to shareholders or limit our ability to pay dividends or otherwise return capital to shareholders.

In addition, regulatory liquidity standards require us to hold high-quality liquid assets, which has caused us to change, and may in the future cause us to change, our mix of investments in favor of lower-yielding securities, and may impact future business relationships with certain customers, both of which may reduce our profitability. Additionally, support of liquidity standards may be satisfied through the use of long-term wholesale borrowings, which tend to have a higher cost than that of traditional core deposits.

Further, the Federal Reserve has detailed the processes that BHCs should maintain to ensure they hold adequate capital under severely adverse conditions and have ready access to funding before engaging in any capital activities. The severity and other features of these processes, which take the form of stress tests and other measures, may evolve from year to year and are used by the Federal Reserve to, among other things, evaluate our management of capital and the adequacy of our regulatory capital and to determine the stress capital buffer that we must maintain above our minimum regulatory capital requirements. Notwithstanding recent actions by the Federal Reserve to increase transparency into capital stress tests and models, the results of these processes are difficult to predict due to, among other things, the Federal Reserve's use of proprietary stress models that differ from our internal models. Consequently, the Federal Reserve may impose capital requirements in excess of our expectations which could require us, as applicable, to revise our stress-testing or capital management approaches, resubmit our capital plan or postpone, cancel, or alter our planned capital actions. The results may also lead to limits on Key's ability to make capital distributions, including paying out dividends or buying back shares.

To facilitate our wholesale funding and other business activities, we maintain credit ratings with three major credit rating agencies, and their assessments of our capital and liquidity are prominent determinants of our credit ratings. Additionally, from time to time, the agencies revise their bank rating methodologies and may increase their expectations of the amount and/or type of capital and liquidity we hold in order to maintain our investment grade credit ratings. In certain cases, those rating agency requirements may exceed regulatory requirements, making the rating agency requirements our binding constraint and increasing our capital and/or liquidity costs above what they would otherwise be and potentially reducing our profitability.

From time to time, federal banking regulators tailor the extent to which various categories of large banks are subject to certain capital, liquidity and other regulations. For instance, Category IV banks with assets between $100 billion and $250 billion, including Key, are not currently subject to certain capital and liquidity standards required of larger banks. However, the bank regulatory environment evolves continually, and regulatory standards, expectations and requirements evolve along with that environment, raising the risk of increased compliance costs in the future. Moreover, often in response to industry or macroeconomic stress events, informal regulatory expectations of capital and liquidity management practices may exceed formal requirements. Consequently, Key may not be able to realize any potential benefits of periodic regulatory tailoring.

For more information on regulatory requirements and proposals regarding the management of liquidity risk, see the section titled "Regulatory capital requirements" under the heading "Supervision and Regulation" in Item 1 of this report.

Federal agencies' actions to ensure stability of the U.S. economy and financial system may have costly or disruptive effects on us.

The federal government's actions can impact financial markets. For example, beginning in 2024 and during 2025, the Federal Reserve, after an extended period of raising its monetary policy rate, began lowering interest rates to support what it viewed as a weakening labor market. These types of actions can impact financial markets and our business and cause increased financial market and interest rate volatility.

Bank failures, such as those that occurred in 2023, have led the U.S. Treasury Secretary, the FDIC, and the Federal Reserve to invoke the systemic risk exception to the least-cost resolution requirement under the FDIA to guarantee uninsured deposits of the failed banks. The systemic bank exception can only be invoked for financial market risks that pose a threat to financial stability. The FDIC may impose a special assessment on IDIs to recover the loss to the failed bank resulting from the use of the systemic risk exception to protect uninsured depositors. A special assessment could increase our noninterest expense for that quarter, as was the case during the fourth quarter of 2023 and first quarter of 2024.

Regulators can implement measures designed to strengthen capital and liquidity standards and restore confidence in the banking system applicable to Key including those discussed in "Regulatory capital requirements" under the heading "Supervision and Regulation" in Item 1 of this report. These regulatory rules could have a material effect on our business, financial condition, and results of operations. Capital and long-term debt requirements require us to divert resources from otherwise profitable lending and investment opportunities to ensure compliance, which may be dilutive to shareholders or limit Key's ability to buy back shares or pay dividends.

The Federal Home Loan Bank (FHLB) system continues to be a source of secured funding. Changes in FHLB lending policies or the haircuts they apply to our pledged collateral could adversely affect our liquidity and profitability.

We rely on dividends by our subsidiaries for most of our funds.

We are a legal entity separate and distinct from our subsidiaries. With the exception of cash that we may raise from debt and equity issuances, we receive substantially all of our funding from dividends by our subsidiaries. Dividends by our subsidiaries are the principal source of funds for the dividends we pay on our common and preferred stock and interest and principal payments on KeyCorp debt and capital securities. Federal banking law and regulations limit the amount of dividends that KeyBank (KeyCorp's largest subsidiary) can pay. For further information on the regulatory restrictions on the payment of dividends by KeyBank, see "Supervision and Regulation" in Item 1 of this report.

In the event KeyBank is unable to pay dividends to us, we may not be able to service debt, pay obligations, or pay dividends on our common or preferred stock. Such a situation could result in Key losing access to alternative wholesale funding sources. In addition, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Our credit ratings affect our liquidity position.

The rating agencies regularly evaluate the securities issued by KeyCorp and KeyBank. The ratings of our long-term debt and other securities are based on a number of factors, including our financial strength, ability to generate earnings, and other factors. Some of these factors are not entirely within our control, such as conditions affecting the financial services industry and the economy and changes in rating methodologies. Changes in any of these factors could impair our ability to maintain our current credit ratings. We may be unable to maintain our current ratings and our ratings may be downgraded in the future. Downgrades to KeyCorp's or KeyBank's credit ratings could impair our access to liquidity and could significantly increase our cost of funds, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing to lend to us, reducing our ability to generate income. If KeyCorp's or KeyBank's credit ratings fell below investment grade, it could also create obligations or liabilities under the terms of existing arrangements that could increase our costs and reduce our profitability.

A loss of customer deposits or an adverse change in deposit mix could increase our funding costs and/or impair our liquidity.

We rely on customer deposits as a low-cost and stable source of funding. KeyBank competes with banks and other financial institutions, and increasingly with non-banks that offer non-deposit and other alternative savings vehicles, such as stablecoins, for deposits. If demand for deposit alternatives were to grow materially, KeyBank could experience deposit outflows or be compelled to materially increase deposit interest rates to retain its deposits. Customers may also shift their deposits from non-interest bearing to interest bearing accounts or otherwise to higher cost products at KeyBank. Our ability to maintain and grow deposits may be constrained by gaps in our product offerings, emerging technologies and changes in consumer behaviors and preferences, our scale relative to other banks and financial institutions, underlying macroeconomic conditions and monetary policy, and loss of confidence in our brand and our business. To the extent that KeyBank is unable to retain deposits, funding costs may increase as such deposits are replaced with more expensive wholesale funding. Any adverse movement in deposits and associated higher funding costs could reduce our net interest margin and net interest income and otherwise materially and adversely affect our liquidity, financial condition, and results of operations.

IV. Operational Risk

We are subject to a variety of operational risks.

We are subject to operational risk, which represents the risk of loss resulting from human error, inadequate or failed internal processes, internal controls, systems, and external events. Operational risk includes the risk of fraud by employees or others outside of Key, clerical and recordkeeping errors, nonperformance by vendors, threats from cyber activity, and computer/telecommunications malfunctions. Fraudulent activity has escalated, become more sophisticated, and is ever evolving as there are more options to access financial services. Operational risk also encompasses compliance and legal risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards, as well as the risk of our noncompliance with contractual and other obligations. We are also exposed to operational risk through our outsourcing arrangements, and the effect that changes in circumstances or capabilities of our outsourcing vendors can have on our ability to continue to perform operational functions necessary to our business, such as certain loan processing functions. For example, breakdowns or failures of our vendors' systems or employees could be a source of operational risk to us. Resulting losses from operational risk could take the form of explicit charges, increased operational costs (including remediation costs), harm to our reputation, inability to secure insurance, litigation, regulatory intervention or sanctions, or foregone business opportunities.

We rely on our employees to design, manage, and operate our systems and controls to assure that we properly enter into, record and manage processes, transactions and other relationships with customers, vendors, suppliers, and other parties with whom we do business. We also depend on employees and the systems and controls for which they are responsible to assure that we identify and mitigate the risks that are inherent in our relationships and activities. These concerns are increased when we change processes or procedures, introduce new products or services, or implement new technologies, as we may fail to adequately identify or manage operational risks resulting from such changes. These concerns may be further exacerbated by employee turnover or labor shortages. As a result of our necessary reliance on employees to perform these tasks and manage resulting risks, we are thus subject to human vulnerabilities. These range from innocent human error to misconduct or malfeasance, potentially leading to operational breakdowns or other failures. Our controls may not be adequate to prevent problems resulting from human involvement in our business, including risks associated with the design, operation and monitoring of automated systems. We may also fail to adequately develop a culture of risk management among our employees.

We and third parties on which we rely (including their downstream service providers) may experience a cyberattack, technology failure, information system or security breach or interruption.

We rely heavily on communications, information systems (both internal and provided by third parties), and the internet to conduct our business. Our business is dependent on our ability to process and monitor large numbers of daily transactions in compliance with legal, regulatory, and internal standards and specifications. In addition, a significant portion of our operations relies heavily on the secure processing, storage, and transmission of personal and confidential information, such as the personal information of our employees, customers, and clients. These risks may increase in the future as we continue to increase mobile payments and other internet-based product offerings, expand our internal usage of web/cloud-based products and applications, and maintain and develop new relationships with third-party providers, including their downstream service providers. In addition, our ability to extend protections to customers' information to individual customer devices is limited, especially if the customers willingly provide third parties access to their devices or information.

In the event of a failure, interruption, or breach of our information systems, or that of a third party that provides services to us or our customers, we may be unable to avoid impact to our customers. For example, we may experience operational disruptions or interruptions as a result of a cyber incident, including disruption caused by protective containment measures taken by us, such as taking certain first- or third-party systems off-line for a prolonged period. Such a failure, interruption, or breach could result in legal liability, remediation costs, regulatory action, or reputational harm. U.S. financial service institutions and companies have reported breaches in the security of their websites or other systems and several financial institutions, including Key, have had third parties on which they rely experience such breaches. In addition, several financial institutions, including Key, have experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disrupt, disable, or degrade services, or sabotage systems or data. Other attacks have attempted to obtain unauthorized access to confidential, proprietary, or personal information or intellectual property, to extort money through the use of "ransomware" or other extortion tactics, or to alter or destroy data or systems, often through various attack vectors and methods, including the introduction of computer viruses or malicious or destructive code (commonly referred to as "malware"), phishing, cyberattacks, account takeovers, credential stuffing, and other means. To the extent that we use third parties to provide services to our clients, we cannot control all of the risks at these third parties or third parties' downstream service providers. Hardware, software, or applications developed by Key or received from third parties may contain exploitable vulnerabilities, bugs, or defects in design, maintenance or manufacture or other issues that could lead to compromise of information and cybersecurity. We depend on third party service providers and their downstream service providers to implement adequate controls and safeguards to protect against and report cyber incidents. While we have a third party risk management program, because we do not control our third party service providers or their downstream service providers and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them or prevent any disruption arising from a technology failure, cyberattack or other information or security breach. If such parties fail to deter, detect, or report cyber incidents in a timely manner, we may suffer from financial and other harm, including to our information, operations, performance, employees, and reputation. In addition, should an adverse event affecting another company's systems occur, we may not have indemnification or other protection from the other company sufficient to fully compensate us or otherwise protect us or our clients from the consequences. To date, our losses and costs related to these breaches have not been material, but other similar events in the future could have a material impact on our business strategy, results of operations, or financial condition.

In addition, our customers routinely use Key-issued credit and debit cards to pay for transactions conducted with businesses in person and over the internet. If the business's systems that process or store debit or credit card information experience a security breach, our card holders may experience fraud on their card accounts. We may suffer losses associated with such fraudulent transactions, as well as for other costs, such as replacing impacted cards. Key also provides card transaction processing services to some merchant customers under agreements we have with payment networks. Under these agreements, we may be responsible for certain losses and penalties if one of our merchant customers suffers a data breach.

We also face risks related to the interdependence and interconnectivity of financial entities and technology systems. A technology failure, cyberattack or other security breach that significantly compromises the systems of one or more financial parties or service providers in the financial system could have a material impact on counterparties or market participants, including us. Such incidents could also lead to widespread technology outages, interruptions or other failures of operational, communication, or other systems globally and across companies and industries. Any third-party technology failure, cyberattack, or security breach could adversely affect our ability to effect transactions, service clients, or otherwise operate our business and could result in legal liability, remediation costs, regulatory action, or reputational harm. Additionally, the increasing use of third-party financial data aggregators and emerging technologies, including the use of AI, introduces new information security risks and exposure for us and for our third party service providers, and, additionally, such technologies may be used to identify vulnerabilities; such technologies have resulted in a substantial increase in the volume and sophistication of cyberattacks against financial and other institutions, including the use of generative AI to conduct more sophisticated social engineering attacks.

Security attacks can originate from a wide variety of sources/malicious actors, including, but not limited to, persons who constitute an insider threat, who are involved with organized crime, or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers, or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients through social engineering, phishing, mobile phone malware and SIM card swapping, and other methods. Our security systems, and those of the third-party service providers on which we rely, may not be able to protect our information systems or data from similar attacks due to the rapid evolution and creation of sophisticated cyberattacks. We are also subject to the risk that a malicious actor or our employees may intercept and/or transmit or otherwise misuse unauthorized personal, confidential, or proprietary information or intellectual property. An interception, misuse, or mishandling of personal, confidential, or proprietary information or intellectual property being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action, and reputational harm.

We have incurred and will continue to incur significant expense in an effort to improve the reliability and resilience of our systems and their security against internal and external threats. Nonetheless, we cannot guarantee our measures will be effective or sufficient to prevent a cyber incident, and there remains the risk that one or more adverse events might occur. If one does occur, it could go undetected and persist for an extended period of time and/or we may be unable to remediate the event or its consequences timely or adequately. While we do maintain cyber information security and business interruption insurance, losses from a major interruption may exceed our coverage and there can be no assurance that liabilities or losses we may incur will be covered under such policies, that such insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

We rely on third parties to perform significant operational services for us, and their failure to perform to our standards or other issues of concern with them could harm us.

Third parties perform significant operational services on our business, and many of our third party vendors outsource aspects of their operations and contractual obligations to downstream service providers. These parties – both our vendors and their downstream service providers – are subject to similar risks as Key. While we have a third party risk management program and can exert varying degrees of influence over our service providers, we do not control them, their actions, or their businesses. For example, one or more of these parties may experience a cybersecurity event, financial distress (including, but not limited to, filing for bankruptcy), operational difficulties, or operational disruptions that could negatively impact performance and delivery of our services. In addition, some of our third party arrangements are located overseas and, therefore, are subject to risks unique to the regions in which they operate. Service providers have not always met our requirements and expectations, and no assurance can be provided that in the future they will perform to our standards, adequately represent our brand, comply with applicable law, appropriately manage their own risks, including cybersecurity, remain financially or operationally viable, abide by their contractual obligations, or continue to provide us with the services that we require or that they are contractually obligated to provide. Disruption in services provided by these third parties, including a discontinuation or delay in services, could increase the costs of doing business and adversely affect our ability to deliver products and services to clients, to support teammates, and otherwise to conduct business, which would negatively impact our customer relationships, our reputation, and our business.

Further, regulatory guidance adopted by federal banking regulators related to how banks select, contract with, evaluate, engage with, and manage their third parties, including such third parties' use of subcontractors and downstream service providers, impacts whether and how we work with such parties, as well as the cost of managing such relationships. In some instances, we may be responsible for failures of third parties to comply with government regulations. We may need to incur substantial expenses to address issues with a service provider, and if the issues cannot be acceptably resolved, we may not be able to timely or effectively replace the service provider due to contractual restrictions, the unavailability of acceptable alternative providers, or other reasons. Further, regardless of how much we can influence our service providers, issues of concern with them could result in supervisory actions and private litigation against us and could harm our reputation, business, and financial results. Certain third parties may have limited identification obligations to us or may not have the financial capacity to satisfy their indemnification obligations, and our insurance coverage may be inadequate to protect us from losses related to the actions of our third party vendors and their downstream service providers.

Our framework for managing risks and mitigating losses may not be effective.

Our risk management framework seeks to maintain safety and soundness and maximize profitability. We have established policies, processes, and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which we are subject, including compliance, operational, technology, liquidity, market, credit, model, and strategic risk, among others. We cannot provide assurance that our risk management framework will effectively mitigate risk and limit losses in our business and operations. For example, our risk management framework and measures that we take to mitigate risk may not be fully effective in identifying and mitigating our risk exposure in all market environments or against all types of risks, including risks that are unidentified or unanticipated, even if the frameworks for assessing risk are properly designed and implemented. In addition, some of our methods of managing risk are based upon our use of observed historical market behavior and management's judgment. These methods may not accurately predict future exposures, which could be significantly greater than historical measures indicate. If our risk management framework proves ineffective, we could suffer unexpected losses and our business, results of operations, and financial condition could be adversely affected.

We are, and may in the future be, subject to claims, litigation, arbitration, investigations, and governmental proceedings, which could result in significant financial liability and/or reputational harm.

We are subject to, and may in the future be subject to, claims or legal actions taken against us by customers, vendors, shareholders, or other parties. Further, KeyCorp is currently named, and KeyCorp and certain of its officers and directors have in the past been named, and may in the future be named, as defendants in various class actions, mass arbitrations, and other litigation relating to our business and activities. We maintain reserves for certain claims when deemed appropriate based upon our assessment that a loss is probable, estimable, and consistent with applicable accounting guidance. At any given time, we have a variety of legal actions asserted against us in various stages of litigation. Resolution of a legal action can often take years. Whether any particular claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in our favor, they may result in significant financial liability and adversely affect how the market perceives us and our products and services as well as impact customer demand for those products and services.

We are also involved, from time to time, in other information-gathering requests, reviews, investigations, and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business, including, among other things, accounting, compliance, and operational matters, which may result in adverse judgments, settlements, fines, penalties, injunctions, or other relief which, if significant, could adversely affect our business, results of operations and/or financial condition. Enforcement authorities may also seek admissions of wrongdoing and, in some cases, criminal pleas as part of the resolutions of matters and any such resolution of a matter involving Key could lead to increased exposure to private litigation, could adversely affect Key's reputation, and could result in limitations on our ability to do business in certain jurisdictions. Further, enforcement matters could impact our supervisory and CRA ratings, which may in turn restrict or limit certain of our business activities. In recent years, there has been an increase in the number of investigations and proceedings in the financial services industry. A violation of law or regulation by another financial institution has, in the past, resulted in, and may, in the future, give rise to an inquiry or investigation by regulators or other authorities of the same or similar practices by Key. The outcome of regulatory matters as well as the timing of ultimate resolution are inherently difficult to predict, and the uncertain regulatory enforcement environment makes it difficult to estimate probable losses, which can lead to substantial disparities between legal reserves and actual settlements or penalties.

Our controls and procedures may fail or be circumvented, and our methods of reducing risk exposure may not be effective.

We regularly review and update our internal controls, disclosure controls and procedures, compliance monitoring activities, and corporate governance policies and procedures. We also maintain an ERM program designed to identify, measure, monitor, report, and analyze our risks. Additionally, our internal audit function provides an independent assessment and testing of Key's internal controls, policies, and procedures. Any system of controls and any system to reduce risk exposure, however well designed, operated, and tested, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. The systems may not work as intended or be circumvented by employees, third parties, or others outside of Key. Additionally, instruments, systems, and strategies used to mitigate or otherwise manage exposure to various types of risk could be less effective than anticipated. As a result, we may not be able to effectively or fully mitigate our risk exposures in particular market environments or against particular types of risk.

Our operations and financial performance could be adversely affected by severe weather and natural disasters, both directly and as a result of impacts on our customers.

Natural disasters, including wildfires, tornadoes, severe storms, and hurricanes, have seemingly become more frequent and severe. The timing and effects of these climate-related physical risks are difficult to accurately predict, and the potential impact of such risks on our operations, employees, communities, and customers could have a material adverse effect on our business, financial position, and results of operations. Given our broad regional focus, we are exposed to a wide range of climate-related physical risks across different geographical areas. Severe weather events can directly affect our operations by interrupting systems, damaging facilities, disrupting our supply chain, and hindering our ability to conduct business as usual. Additionally, these events can indirectly impact us by damaging or destroying customer businesses, impairing their ability to repay loans, or causing damage to properties pledged as collateral for loans made by Key. Although preventative measures may help to mitigate damage, such measures could be costly, and any disaster could adversely affect our ability to conduct our business as usual. Furthermore, the insurance we maintain may not be adequate to cover our losses resulting from any business interruption resulting from a natural disaster or other severe weather events. Recurring extreme weather events could also reduce or eliminate the availability or increase the cost of insurance to Key and our customers. Our failure to comply with evolving regulatory requirements related to natural disaster risk management may also result in legal and financial consequences.

Our development and use of AI, including through third parties, exposes us to inherent risks that may adversely impact KeyCorp.

We use, and will increasingly use AI, including through third party vendors acting on our behalf and other counterparties, in connection with our business and operations. AI is complex and rapidly evolving and in order to compete with other banks and financial institutions effectively, we must incorporate new and emerging AI technology into our business and this may subject us to new or heightened legal, regulatory, operational, and other risk. The legal and regulatory environment relating to AI is uncertain and evolving, and any changes to applicable laws and regulations could require changes to our use of AI technology and could cause an increase in associated costs and expenses. We may also be unsuccessful in realizing the intended benefits of AI or otherwise enhancing our business or operations and our competitors may incorporate AI in their businesses or operations more quickly or more successfully than us, all of which could occur despite considerable expense and which could negatively affect our financial condition and results of operations.

The models underlying AI that we may leverage, including those developed by third party providers, may be incorrectly or inadequately designed or implemented and trained on, or otherwise use, data or algorithms that are incomplete, inadequate, misleading, biased, or otherwise flawed, or that are subject to intellectual property rights not known to us, and that ultimately produce outputs that are similarly flawed but that which we or third parties acting on our behalf rely, and any such flaw may not be easily and readily detectable. The limited transparency into the underlying complexity of AI and associated models that we rely on makes reproducing the connection between input and output, at times, difficult or impossible. If the AI that we leverage is flawed in such ways, we may make inaccurate or ineffective decisions and otherwise incur operational inefficiencies, compliance issues, competitive and reputational harm, adverse legal and regulatory actions, or other adverse impacts to our business and operations. We may not be able to sufficiently mitigate or detect any of the foregoing risks given the emerging nature of AI technology. Additionally, inappropriate or controversial data practices by third party AI developers and their end-users could adversely affect public opinion of AI and ultimately impair acceptance of AI, including those incorporated into our business and operations.

V. Compliance Risk

We are subject to extensive government regulation, supervision, and tax legislation.

As a financial services institution, we are subject to extensive federal and state regulation, supervision, and tax legislation. Banking regulations are primarily intended to protect depositors' funds, the DIF, consumers, taxpayers, and the banking system as a whole, not our debtholders or shareholders. These regulations increase our costs and affect our lending practices, capital structure, investment practices, dividend policy, ability to repurchase our common shares, and growth, among other things.

KeyBank and KeyCorp remain covered institutions under the Dodd-Frank Act's enhanced prudential standards and regulations, including its provisions designed to protect consumers from financial abuse. Like similarly situated institutions, Key undergoes routine scrutiny from bank supervisors in the examination process and is subject to enforcement of regulations at the federal and state levels, particularly with respect to customer practices involving fair and responsible banking, fair lending, unfair, deceptive or abusive practices, and the Community Reinvestment Act, as well as compliance with AML, BSA and Office of Foreign Assets Control efforts.

Changes to existing statutes and regulations, and taxes (including industry-specific taxes and surcharges), or their interpretation or implementation, could affect us in substantial and unpredictable ways, particularly with those laws and regulations that serve to protect customers. Such changes may subject us to additional costs, adversely impact our income, and increase our litigation risk should we fail to appropriately comply and may also impact consumer behavior, limit the types of financial services and products we may offer, affect the investments we make, and change the manner in which we operate. In addition, changes to laws and regulations may impact our customers by requiring them to adjust their operations or practices or impair their ability to pay fees or outstanding loans or afford new products, which could negatively impact demand for our products and services.

Certain federal regulations have been in existence for decades without modification to account for modern banking practices, such as digital delivery of products and services, which can create challenges in execution and in the examination process. Emerging technologies, such as cryptocurrencies, could limit KeyBank's ability to track the movement of funds. KeyBank's ability to comply with BSA/AML and other regulations is dependent on its ability to continuously improve detection and reporting capabilities and reduce variation in control processes and oversight accountability.

Additionally, federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, fines, or restitution, to issue cease and desist or removal orders, and to initiate injunctive actions against banking organizations and affiliated parties. These enforcement actions may be initiated for violations of laws and regulations, for practices determined to be unsafe or unsound, or for practices or acts that are determined to be unfair, deceptive, or abusive. Failure to comply with these and other regulations, and supervisory expectations related thereto, may result in fines, penalties, lawsuits, regulatory sanctions, reputational damage , or restrictions on our business. Moreover, different government administrations may have different regulatory priorities, which may impact the level of regulation of financial institutions and the enforcement environment. For more information, see "Supervision and Regulation" in Item 1 of this report.

We are subject to complex and evolving laws and regulations regarding privacy and cybersecurity, which could limit our ability to pursue business initiatives, increase the cost of doing business and subject us to compliance risks and potential liability.

We are subject to complex and evolving laws, regulations, and requirements governing the privacy and protection of personal information of our customers, employees, job applicants, and other individuals. Complying with laws, regulations, and requirements applicable to our collection, use, transfer, and storage of personal information, as well as notification requirements related to our obligations with respect to such personal information, can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by Key or our vendors or our failure to comply with notification requirements related to incidents relating to such personal information could expose us to litigation or regulatory fines, penalties, or other sanctions.

At the federal level, we are subject to the Gramm-Leach-Bliley Act of 1999, as amended, which requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing personal information and, in some cases, enables customers to opt out of the sharing of certain non-public personal information with unaffiliated third parties. We are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy and cybersecurity. A number of states have also recently enacted consumer privacy laws that impose compliance obligations with respect to personal information or issued guidance regarding the same, such as the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (known as the "CCPA"), and the New York Department of Financial Services Cybersecurity Regulations. In addition, there has been a significant increase in privacy-related litigation in recent years with respect to how organizations collect information and technical data from their public facing websites, and federal and state courts have been creating new legal frameworks around consumer and website privacy, which also creates new risks on businesses. As new privacy-related laws and regulations, and judicially-created frameworks, are implemented in jurisdictions in which KeyBank operates, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for noncompliance and reporting obligations in the case of data breaches, may significantly increase. Compliance with these laws and regulations has required and may continue to require us to change our policies, procedures, and technology for information security and segregation of data, which could, among other things, make us more vulnerable to operational failures, result in increased costs as a result of continually evaluating our policies and processes and adapting to new requirements that are or become applicable to us, and subject us to monetary penalties for breach of such laws and regulations. As a result, some uncertainty remains as to the aggregate impact upon Key of significant regulations.

VI. Strategic Risk

We may not realize the expected benefits of our strategic initiatives.

Our ability to compete depends on a number of factors, including, among others, our ability to develop and successfully execute our strategic plans and initiatives. Our strategic priorities include growing profitability; acquiring and expanding targeted client relationships; effectively managing risk and rewards; maintaining financial strength; fostering an inclusive work environment for all employees; and engaging, retaining, and inspiring our high-performing and talented workforce. The success of these initiatives can be subject to changes in the macroeconomic environment that are beyond our control. In addition, our inability to execute on or achieve the anticipated outcomes of our strategic priorities, or to do so in the expected timeframe, may affect how the market perceives us and could impede our growth and profitability.

We operate in a highly competitive industry.

We face substantial competition in all areas of our operations from a variety of competitors, some of which are larger and may have more financial resources than us. Our competitors primarily include national and super-regional banks as well as smaller community banks within the various geographic regions in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings associations, credit unions, mortgage banking companies, finance companies, mutual funds, insurance companies, investment management firms, private credit funds, investment banking firms, broker-dealers, financial technology companies, and other local, regional, national, and global financial services firms. In addition, technology has lowered barriers to entry and made it possible for nonbanks, including large technology companies, to offer products and services traditionally provided by banks. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other products and services, including deposits and other traditional banking products, could be significantly disrupted by the use of new technologies, such as cryptocurrencies and other applications using secure distributed ledgers that may not require intermediation. We expect the competitive landscape of the financial services industry to become even more intense as a result of legislative, regulatory, structural, customer preference, and technological changes.

Our ability to compete successfully depends on a number of factors, including: our ability to develop and execute strategic plans and initiatives; our ability to develop, maintain, and build long-term client relationships; our ability to develop and deliver competitive products and technologies expected by our customers, while maintaining safety and soundness, effective risk management practices, and high ethical standards; our ability to attract, retain, and develop a workforce with the required skills and expertise; and industry and economic trends. Increased competition in the financial services industry, or our failure to perform in any of these areas, could significantly weaken our competitive position, which could adversely affect our growth and profitability.

Strategic risk may also be realized due to events or issues that materialize in other risk factor areas. For example, significant deficiencies in end-to-end operational execution and/or product delivery or failure to comply with applicable laws and regulations may result in unmet client expectations or harm and impact our competitive standing in the industry.

Maintaining or increasing our market share depends upon our ability to adapt our products and services to evolving industry standards and consumer preferences, while maintaining competitive products and services.

The continuous, widespread adoption of new technologies requires us to continually evaluate our product and service offerings to ensure they remain competitive. Our success depends, in part, on our ability to adapt our products and services, as well as our distribution of them, to evolving industry standards and consumer preferences. New technologies have altered consumer behavior by allowing consumers to complete transactions such as paying bills or transferring funds directly without the assistance of banks. New products allow consumers to maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other products and services, including deposits and other traditional banking products, could be significantly disrupted by the use of new technologies, such as cryptocurrencies and other applications using secure distributed ledgers that may not require intermediation. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer loans and deposits and related income generated from those products.

The increasing pressure from our competitors, both bank and nonbank, to keep pace and adopt new technologies and products and services requires us to incur substantial expense. We may be unsuccessful in developing or introducing new products and services, modifying our existing products and services, adapting to changing consumer preferences and spending and saving habits, achieving market acceptance or regulatory approval, sufficiently developing or maintaining a loyal customer base, or offering products and services at prices equal to or lower than the prices offered by our competitors. These risks may affect our ability to achieve growth in our market share and could reduce both our revenue streams from certain products and services and our revenues from our net interest income.

We may not be able to attract and retain skilled people.

Our success depends on our ability to attract, retain, motivate, and develop a high performing and collaborative workforce. Competition for talent in our business is strong and requires us to make investments to provide compensation and benefits at market levels. Rising wages, as well as inflation, may cause us to increase these investments. Such investments cause compensation and benefits to represent our greatest expense.

Additionally, we increasingly compete for talent outside of the core financial services industry. Non-financial institutions may be subject to different pay and hiring expectations than us, which may make it more difficult and/or costlier for us to attract and retain qualified teammates. For example, we are required to deliver a substantial portion of the variable compensation of certain teammates in the form of awards tied to our financial performance and/or share price performance. Our failure to achieve our long-term financial goals and/or our share price performance may cause the value of these awards to decline or fall to zero, which would impact our ability to retain and incentivize qualified teammates. Similarly, our pay practices are subject to scrutiny by our regulators who may identify deficiencies in the structure of, or issue additional guidance on our compensation practices, causing us to make changes that may affect our ability to offer competitive pay to these individuals or that place us at a disadvantage to non-financial service industry competitors.

Acquisitions or strategic partnerships may disrupt our business and dilute shareholder value.

Acquisitions of businesses, such as financial technology companies or investment banking firms, bank branches, or other banks involves various risks commonly associated with acquisitions or partnerships, including exposure to unknown or contingent liabilities of the acquired company; diversion of our management's time and attention; significant integration risk with respect to employees, accounting systems, and technology platforms; increased regulatory scrutiny; and the possible loss of key employees and customers of the acquired company. We regularly evaluate merger and acquisition and strategic partnership opportunities and conduct due diligence activities related to possible transactions. As a result, mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions may involve the payment of a premium over book and market values. Therefore, some dilution of our tangible book value and net income per common share could occur in connection with any future transaction.

Scotiabank holds a significant equity interest in our business and may exercise influence over us, including through its ability to designate up to two directors to our Board of Directors.

Scotiabank holds approximately 14.9% of our issued and outstanding common shares. Pursuant to the Investment Agreement, dated August 12, 2024, between us and Scotiabank (the "Investment Agreement"), Scotiabank is entitled to designate up to two directors to our Board of Directors, subject to specified minimum ownership requirements. As of the date hereof, our Board of Directors includes two directors who were appointed pursuant to Scotiabank's director designation rights. As a result of the amount of common shares that are currently held by Scotiabank, together with its director designation rights, Scotiabank may be able to influence our policies and operations and impact matters requiring shareholder approval. In addition, the existence of a large shareholder may have the effect of deterring takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. The interests of Scotiabank with respect to matters potentially or actually involving or affecting us and our other shareholders, such as future acquisitions, financings, and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

Damage to our reputation could significantly impact our business and major stakeholders.

Our ability to attract and retain customers, clients, investors, and highly skilled management and employees is affected by our reputation. Damage to our reputation could also adversely impact our credit ratings and access to capital markets.

Significant harm to our reputation can arise from various sources, including inappropriate behavior or misconduct of employees, actual or perceived unethical behavior, litigation or regulatory outcomes, inadequate or ineffective risk management practices, failing to deliver minimum or required standards of service and quality, failure to safeguard client information, corporate governance and regulatory compliance issues, disclosure of confidential information, significant or numerous failures, interruptions or breaches of our information systems, complex fraud threats, failure to meet external commitments and goals, including financial corporate responsibility and sustainability related commitments, the activities of our clients, customers and counterparties, including vendors, and actions taken by shareholder activists and community organizations. The harm to our reputation is likely greater to the extent that the behavior, misconduct, failures, issues, interruptions or actions are pervasive, long-standing or affect a significant number of customers, and particularly retail consumers. The negative impacts to our business from such reputational damage may be disproportionate to the actual harm caused to customers. Furthermore, because we conduct most of our businesses under the "Key" brand, negative public opinion about one business could also affect our other businesses. Additionally, actions by the financial services industry generally or by certain members or individuals in the industry as well as legislative or regulatory actions that target or negatively impact the industry may also have a significant adverse effect on our reputation.

We are also subject to the risk that disruptions to how our customers access our banking services, such as disruptions to our technology platforms (e.g., online banking websites or mobile applications) or other impacts to our branches, could harm our reputation with customers. In particular, a cybersecurity event impacting Key or our customers' data or personal information could negatively impact our reputation and customer confidence in Key and our data security procedures. Increased model and generative AI use could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

We could also suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interests is complex as we expand our business activities through more numerous transactions, obligations, and interests with and among our clients. The actual or perceived failure to adequately address conflicts of interest could affect the willingness of clients to deal with us, which could adversely affect our businesses, and could give rise to litigation or enforcement actions.

Negative coverage about Key published in traditional media or on social media websites, whether or not factually

41

correct, may affect our reputation and our business prospects and impact our ability to attract and retain highly skilled employees and customers. Social media facilitates the rapid dissemination of information or misinformation, thereby increasing the potential for widespread dissemination of inaccurate, false, misleading, or other negative information that could damage our reputation. There can be no assurance that such negative coverage will not damage our reputation and adversely affect our business.

Differing views on corporate responsibility and sustainability could adversely affect our reputation and our business and results of operations.

Views about corporate responsibility and sustainability-related issues are differing, dynamic, and rapidly changing. Financial services companies, including Key, face increasing criticism with accompanying reputational risk from activists, politicians, investors, and stakeholders who believe companies should be focusing more or less on environmental, social, political, and governance matters. Companies in our industry are also targeted for engaging or not engaging in business with specific customers or with customers in particular industries. Additionally, however we respond to such criticism, we face the risk that current or potential customers may decline to do business with us (or encourage others to do so) or current or potential employees refuse to work for us and could subject us to litigation or regulatory action. This can be true regardless of whether we are perceived by some as not having done enough to address these concerns or by others as having inappropriately yielded to stakeholder pressures.

Companies are also facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their corporate responsibility and sustainability practices and disclosures. We may face criticism or a loss of confidence, with accompanying reputational risk, from our perceived action or inaction to deliver on our corporate responsibility and sustainability-related commitments. Investors and other stakeholders, including U.S. institutional investors, are increasingly considering how corporations are (or are not) incorporating corporate responsibility and sustainability matters, including climate-related financial risks, into their business strategy when analyzing the expected risk and return of potential investments. These considerations in investing priorities may result in adverse effects on the trading price of our common stock if investors determine that Key is not aligned with investors' priorities. In addition, collecting, measuring, and reporting corporate responsibility and sustainability information and metrics can be costly, difficult and time consuming, is subject to evolving and potentially conflicting reporting standards, and can present numerous operational, reputational, financial, legal, and other risks.

VII. Model Risk

We rely on quantitative models to manage certain accounting, risk management, capital planning, and treasury functions.

We use quantitative models to help manage certain aspects of our business and to assist with certain business decisions, including, but not limited to, estimating ALLL, measuring the fair value of financial instruments when reliable market prices are unavailable, estimating the effects of changing interest rates and other market measures on our financial condition and results of operations, managing risk, predicting cash flows, and for capital planning purposes (including during the capital stress testing process). Models are simplified representations of real-world relationships. Thus, our modeling methodologies rely on many assumptions, historical analyses, correlations, and available data. These assumptions provide only reasonable, not absolute, estimates, particularly in times of market distress when historical correlations on which we rely may no longer be relevant. Additionally, as businesses and markets evolve, our measurements may not accurately reflect this evolution. Models can also produce inadequate estimates due to errors in computer code, use of unsuitable data during model development or implementation, or the use of a model for a purpose outside the scope of the model's design.

Some models we use employ methodologies based on artificial intelligence or machine learning. Compared to traditional models, these models may involve some additional complexities, such as the need for large datasets for training, the potential for algorithmic bias, and difficulty in interpreting model outputs.

If our models fail to produce reliable results on an ongoing basis, we may not make appropriate risk management, capital planning, or other business or financial decisions. Furthermore, strategies that we employ to manage and govern the risks associated with our use of models may not be effective or fully reliable, and as a result, we may realize losses or other lapses.

We have an enterprise-wide model risk management program designed to accurately identify, measure, report, monitor, and manage model risk. The management of model risk includes independent validation and model governance, establishing and monitoring model control standards and model risk metrics, and completeness and accuracy of the inventory of models.

Banking regulators continue to focus on the models used by banks and bank holding companies in their businesses. The failure or inadequacy of a model may result in increased regulatory scrutiny on us or may result in an enforcement action or proceeding against us by one of our regulators.

IX. Estimates and Assumptions Risk

The preparation of our consolidated financial statements requires us to make subjective determinations and use estimates that may vary from actual results and materially impact our financial condition and results of operations.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make significant estimates that affect the financial statements. Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the value of the Key's assets or liabilities and financial results. Certain accounting policies are critical because they require management to make difficult, subjective or complex judgments about matters that are inherently uncertain and the likelihood that materially different estimates would result under different conditions or through the utilization of different assumptions. If assumptions or estimates underlying the Key's consolidated financial statements are incorrect or are adjusted periodically, our financial condition and results of operations could be materially impacted. See the "Critical Accounting Policies" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in this report for additional information.

Changes in accounting policies, standards, and interpretations could materially affect how we report our financial condition and results of operations.

The FASB periodically changes the financial accounting and reporting standards governing the preparation of Key's consolidated financial statements. Additionally, those bodies that establish and/or interpret the financial accounting and reporting standards (such as the FASB, SEC, and other regulatory agencies) may change prior interpretations or positions on how these standards should be applied. These changes can be difficult to predict and can materially affect how Key records and reports its consolidated financial condition and results of operations. In some cases, Key could be required to retroactively apply a new or revised standard, resulting in changes to previously reported financial results.

Impairment of goodwill could require charges to earnings, which could result in a negative impact on our results of operations.

Goodwill is periodically tested for impairment by comparing the fair value of each reporting unit to its carrying amount. If the fair value is greater than the carrying amount, then the reporting unit's goodwill is deemed not to be impaired. The fair value of a reporting unit is impacted by the reporting unit's expected financial performance and susceptibility to adverse economic, regulatory, and legislative changes. A significant decline in a reporting unit's expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the price of our common stock may cause the fair value of a reporting unit to be below its carrying amount, resulting in goodwill impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common stock, or on our regulatory capital levels, but such an impairment loss could significantly reduce our earnings and thereby restrict KeyBank's ability to make dividend payments to us without prior regulatory approval, which in turn could impact our ability to pay dividends. At December 31, 2025, the book value of our goodwill was $2.8 billion, substantially all of which was recorded at KeyBank. Any such write down of goodwill will reduce Key's earnings, as well. See the "Critical Accounting Policies" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in this report for additional information.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management

As a financial services institution, Key faces heightened risk of cybersecurity incidents. Risks and exposures related to cybersecurity incidents are expected to remain high for the foreseeable future due to the rapidly evolving nature and increasing sophistication of cybersecurity threats and geopolitical events, as well as the fact that threat actors frequently target technologies and systems commonly used by us and our clients. In addition, our use of emerging technology-based products and services, including cloud computing and artificial intelligence may introduce new and evolving cybersecurity risks and may create additional avenues for exploitation by threat actors. To date, Key has not experienced material disruption to our operations, or material harm to our client base, from cyberattacks. However, we have incurred, and may again incur, expenses related to the investigation of cybersecurity incidents involving third-party providers or related to the protection of our clients from identity theft as a result of such incidents. We have also incurred, and may continue to incur, expenses to enhance our systems or processes to protect against cyber or other security incidents. For more information, see "Risk Factors—We and third parties on which we rely (including their downstream service providers) may experience a cyberattack, technology failure, information system or security breach or interruption" in Item 1A. Risk Factors of this report.

Key maintains an Information Security Program (the "IS Program") to support the management of information security risk, including cybersecurity risk, across the organization. The IS Program is designed to protect Key's clients, employees, third parties, and assets from threats by managing the confidentiality, availability, and integrity of Key's information assets. Our Chief Information Security Officer ("CISO"), who is also the Enterprise Security Executive, oversees the IS Program and its related policy and has overall responsibility for managing the appropriate identification and ownership of cybersecurity risks. Key's Corporate Information Security Team, under the oversight of the CISO, is responsible for maintaining the IS Program, assessing program-level risks and threats to our information assets, and overseeing the proper level of investment in security resources.

The IS Program is designed to provide safeguards for Key's assets through a series of administrative, technical, and physical controls. Key employs a variety of security practices and controls to protect information and assets, including, but not limited to, access controls, vulnerability scans, network monitoring, internal and external penetration testing, monitoring of vendor vulnerability notices and patch releases, firewalls and intrusion detection and prevention systems, and dedicated security personnel.

As described in more detail in "Risk Management — Overview" in Item 7 of this report and in "Cybersecurity Governance" below, Key employs the "Three Lines of Defense" in its risk governance framework. Assessing, identifying, and managing cybersecurity risk across the organization in support of the IS Program is a cross-functional effort that requires collaboration and direction from all lines of defense – the lines of business and support functions (First Line of Defense), Risk Management (Second Line of Defense), and Key's Internal Audit (IA) function (Third Line of Defense):

- First Line of Defense – Lines of Business and Support Functions. Primary responsibility for day-to-day management of cybersecurity risk lies with the senior management of each of Key's lines of business (LOB) and support functions. The LOB and support functions own and manage the individual processes and procedures that are used throughout the IS Program, implement and manage business-specific security controls, and enforce behavioral controls throughout the management structure.
- Second Line of Defense – Risk Management. Risk Management oversees risk and monitors the First Line of Defense controls. Operational Risk Management performs review and challenge of controls, monitors the operational and technology risk profiles, and ensures Key operates within its operational and technology risk appetite. Compliance Risk Management provides an independent, enterprise-wide function that focuses on compliance with laws, rules, regulations, and guidance applicable to Key. Privacy Compliance, which sits within Compliance Risk Management, provides advisory support, governance, and oversight of privacy-related statutes, regulations, and risks related to Key's customers, employees, and other individuals from who Key collects personally identifiable information.
- Third Line of Defense – Internal Audit (IA). IA reviews and evaluates the scope and breadth of security activities throughout Key and the effectiveness of the IS Program. IA conducts independent internal audits on Key's

LOBs, operations, information systems, and technologies. These internal audits provide an independent perspective on Key's processes and risks. Technology risks are evaluated in areas including cybersecurity and information security, data control, acquisition and development, delivery and support, business continuity, and information technology governance. IA shares the results of its audits with the LOB management, Key's Operational and Compliance Risk Management Groups, the Board's Audit Committee, and banking regulators.

As part of its cybersecurity risk management strategy, Key regularly reviews its security and privacy controls in the context of industry standard practices, frameworks, evolving laws, and changing client expectations. Annually, we benchmark ourselves against industry-leading frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework and the Cyber Risk Institute Profile. We also engage external providers periodically to perform a maturity assessment of the IS Program against industry cybersecurity frameworks and to perform security posture assessments of our environment to proactively identify weakness within our security policy and/or configurations. Summary level results from these assessments are shared to internal stakeholders through Key's Risk Governance committee structure. Key is also subject to cybersecurity and privacy regulatory exams, as required by law for financial institutions operating in the U.S.

Key has implemented cybersecurity, privacy, and fraud education and awareness programs across the enterprise to educate teammates on how to identify and report cybersecurity and privacy concerns. Employees and contractors with access to assets or data owned or maintained by Key receive mandatory enterprise-wide cybersecurity, privacy, and fraud training on an annual basis. In addition, our management team from time to time participates in cybersecurity tabletop exercises that simulate cybersecurity incidents. These exercises are intended to test our response to potential incidents and assess the procedures outlined in our incident response playbooks.

With respect to third party service providers, Key maintains a third party management program that is designed to identify, review, monitor, escalate, and, if necessary, remediate third party information security risks. Key's third party onboarding process includes risk-based due diligence and security-relevant contract language. Risk-based due diligence can also include an assessment of the strength of certain control areas, including, but not limited to, information security management, physical security, network security, platform security, application security, cloud security, encryption management, business resiliency, and privacy. Once a business relationship is established with a service provider, Key performs risk-based periodic reviews of the third party service provider's security programs. In addition to an established governance approval process for new engagements, Key has established a Third Party Management Committee to oversee compliance with Key's Third Party Management Policy and Program.

Cybersecurity Governance

As described in more detail in "Risk Management — Overview" in Item 7 of this report, the Board serves in an oversight capacity to ensure that Key's risks, including risk from cybersecurity threats, are managed in a manner that is effective and balanced and adds value for our shareholders. The Board's Risk Committee exercises primary oversight over enterprise-wide risk at Key, including technology risk, which includes (but is not limited to) cybersecurity, business resiliency, and other technology-related risks, and provides oversight of management's activities related to the same. The Board's Technology Committee, in consultation with the Risk Committee, provides additional oversight of the technology-related risks listed above, and is expected to escalate to the Risk Committee on certain risk management issues. The Technology Committee also oversees major technology investments supporting Key's strategic objectives in areas such as cybersecurity, fraud and data, project management, technology strategy, technology innovation, and emerging technology trends. The Board's Audit Committee also shares in oversight of cybersecurity risk.

Key's CISO oversees the IS Program and its related policies and is responsible for determining whether relevant security risk information is properly integrated into strategic and business decisions, overseeing the appropriate identification and ownership of security risks, monitoring critical risks, and maintaining the appropriate oversight and governance of information security through associated programs and/or standards. Our CISO has served in various roles in information technology and information security at Key for over 30 years, including serving as Enterprise Security Executive. The CISO holds a B.S.B.A in Management Information Systems.

The CISO is responsible for reporting on information security matters, including cybersecurity risk, to the Board. The CISO provides regular updates on cybersecurity matters to the Audit Committee (six times in 2025). These updates typically address the cybersecurity threat landscape, information security trends, strategic initiatives related to information security, and cybersecurity program reviews. The CISO also provides regular updates to the Risk Committee on cybersecurity matters as well as Key's compliance with the Gramm-Leach-Bliley Act (at least annually) and presents the Information Security Policy for Risk Committee approval. In addition, the CISO, together with Key's Deputy CISO, reports annually to the Technology Committee to seek approval of Key's Cyber Strategy and Investment Plan. The CISO provides additional updates to the Board and its committees as circumstances warrant.

Key's Deputy CISO leads the Corporate Information Security function, including Cyber Defense, Identity & Access Management, Information Security Governance and Data Protection, and Security Architecture, Engineering and Platform Operations. The Deputy CISO has over 18 years of cybersecurity and technology risk management experience across financial services and retail, previously served as the Head of Information Security Governance within KeyCorp's Corporate Information Security group, as well as the Head of Cybersecurity and Technology Risk Oversight within KeyCorp's Risk Management group. The Deputy CISO holds a bachelor's degree in Finance and Management Information Systems and an MBA.

The CISO reports to Key's Chief Information Officer who oversees all of Key's shared services for technology, operations, data, servicing, cyber and physical security, and corporate real estate solutions. Our Chief Information Officer, who has served in the role since 2012, has extensive experience overseeing technology and operations delivery for critical enterprise functions and has held various leadership roles during her over 30-year career in the financial services industry.

At the management level, our ERM Committee, chaired by the Chief Risk Officer and comprising other senior level executives, including the Chief Information Officer, reports to the Board's Risk Committee and supports the management of all risks by providing governance, direction, oversight and high-level management of risk. The ERM Committee serves as a senior level forum for review and discussion of material risk issues, including cybersecurity risk. The Operational Risk Committee also reports to the Board's Risk Committee and provides governance, direction, and oversight of operational risks, including technology risks, and includes senior management representation from the LOB and support areas. The Chief Information Officer is a voting member of the Operational Risk Committee.

The Operational Risk Committee also includes subcommittees, including the Security & Technology Committee (the "SecTec Committee"). The SecTec Committee is responsible for ensuring a cohesive and coordinated approach to security and technology risk management and provides an enterprise-wide perspective of security and technology risk management.

Key also has a Privacy Team led by a Chief Privacy Officer (CPO) who has over ten years of experience in legal, compliance, and risk roles at financial institutions, focusing primarily on data protection and privacy. Our CPO holds an undergraduate degree in finance, a master's degree in business administration, and a juris doctorate. The CPO is licensed to practice law in the state of Ohio and has obtained the CIPP/US certification through the International Association of Privacy Professionals. The CPO and Privacy team have the authority to escalate privacy risks to the Board. The Privacy and Information Security teams work together to implement controls around how personally identifiable information is managed and protected and to comply with applicable laws and regulations.

Cybersecurity Incidents

When a cybersecurity incident is identified, we follow established processes in our enterprise privacy and cyber incident response plans, which are a supplement to our corporate incident response plan. These plans provide a framework to enable the appropriate personnel to recover operations in the event of a cyberattack and manage incidents impacting banking information, including our clients' and employees' information.

Our Core Incident Response Rapid Emergency Assessment and Coordination Team (Core IR REACT) is responsible for responding to incidents, including cyberattacks, performing a preliminary assessment, and engaging additional support team members as necessary. The Core IR REACT team is a multidisciplinary team that is empowered to escalate issues, as appropriate, to our Crisis Management Team (CMT), which includes the CEO and senior executives from Key's LOB and major support areas. The CMT provides overall strategic direction for incident responses and recovery. Incidents are also reported internally to key stakeholders through Key's risk governance committee structure.

As discussed above in "Cybersecurity Risk Management," Internal Audit shares the results of its independent internal audits of security activities at Key and the effectiveness of the IS Program with the line of business management, Key's Operational and Compliance Risk Management Groups, the Board's Audit Committee, and banking regulators. Any identified gaps are risk rated, issued a due date for remediation, and tracked through completion of remediation. Remediation is then verified by IA.

ITEM 2. PROPERTIES

The headquarters of KeyCorp and KeyBank are located at 127 Public Square, Cleveland, Ohio 44114-1306 in the Key Center. At December 31, 2025, Key leased approximately 375,414 square feet of the complex, encompassing the first floor branch, the 2nd, 3rd and 5th through 9th office floors, the 12th floor, and the 54th through 56th floors of the 57-story Key Center. In addition, Key owns two buildings in Brooklyn, Ohio, with office space that it operated from and totaling 584,930 square feet at December 31, 2025. Our office space is used by all of our segments. As of the same date, KeyBank owned 408 branches and leased 532 branches. The lease terms for applicable branches are not individually material, with terms ranging from month-to-month to 99 years from inception.

ITEM 3. LEGAL PROCEEDINGS

The information presented in the Legal Proceedings section of Note 19 ("Commitments, Contingent Liabilities, and Guarantees") of the Notes to Consolidated Financial Statements is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following disclosures included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations are incorporated herein by reference:

	Page(s)
Discussion of dividends in the section captioned "Capital — Dividends"	71
Discussion of our common shares, shareholder information, and repurchase activities in the section captioned "Capital — Common Shares outstanding"	71

The following graph compares the price performance of our Common Shares (based on an initial investment of $100 on December 31, 2020, and assuming reinvestment of dividends) with that of the S&P 500 Index and a group of other banks that constitute our peer group. The peer group consists of the banks that make up the S&P 500 Regional Bank Index and the banks that make up the Standard & Poor's 500 Diversified Bank Index. We are included in the S&P 500 Index and the peer group. Share price performance is not necessarily indicative of future price performance.


KeyCorp
Total Return Performance
AVERAGE ANNUAL TOTAL RETURNS
KeyCorp 12.85%
S&P 500 15.96%
KeyCorp 2025 Peer Group 11.69%
KeyCorp
S&P 500 Index
Peer Companies
S&P 500
KeyCorp 2025 Peer Group
KeyCorp
Index Value
250
200
150
100
50
0
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25

Assumes $100 investment at close of market on December 31, 2020, and reinvestment of dividends.
Total return = price change

	Base Period	2021	2022	2023	2024	2025	5-year compound growth rate
KeyCorp	$ 100	$ 145.92	$ 114.27	$ 101.10	$ 126.73	$ 159.96	12.85 %
S&P 500	100	128.71	105.40	133.10	166.40	196.16	15.96 %
Peer Companies	100	133.52	110.70	109.38	138.10	161.52	11.69 %

From time to time, KeyCorp or its principal subsidiary, KeyBank, may seek to retire, repurchase, or exchange outstanding debt of KeyCorp or KeyBank, and capital securities or preferred stock of KeyCorp, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, and other factors. The amounts involved may be material.

On March 13, 2025, our Board of Directors authorized a share repurchase program pursuant to which we may purchase up to $1.0 billion of KeyCorp common shares, in the open market or in privately negotiated transactions. During the fourth quarter of 2025, we began repurchasing shares under the share repurchase program. The timing and price of repurchases as well as the actual number of shares repurchased under the program will be at the discretion of KeyCorp and will depend on a variety of factors, including general market conditions, the stock price, regulatory requirements and limitations, corporate liquidity requirements, and other factors.

As contemplated by the Investment Agreement, dated as of August 12, 2024, between KeyCorp and Scotiabank, in February 2025, we entered into an agreement with Scotiabank to permit Scotiabank to participate, through a periodic "true-up" right, in any repurchase by KeyCorp of its common stock on a *pro rata* basis.

In the fourth quarter of 2025, Key completed $200 million, or approximately 11.1 million shares, in share repurchases including $17 million, or approximately 0.9 million shares, from Scotiabank pursuant to our repurchase agreement described above. We repurchased less than $1 million of shares related to equity compensation programs in the fourth quarter of 2025.

During 2025, Key repurchased $35 million of shares related to equity compensation programs.

The following table summarizes our repurchases of our common shares for the three months ended December 31, 2025. See Note 21 ("Shareholders' Equity") for more information regarding share repurchases.

Calendar month	Total number of shares repurchased[a]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Dollar value of shares that may yet be purchased as part of publicly announced plans or programs
October 1 - 31	3,862,365 $	17.51	3,862,365 $	932,387,436
November 1 - 30	4,936,115	17.53	4,935,995	845,836,562
December 1 - 31	2,311,170	20.19	2,310,402	799,200,798
Total	11,109,650 $	18.08	11,108,762	

(a) Includes Common Shares deemed surrendered by employees in connection with our stock compensation and benefit plans to satisfy tax obligations.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This section reviews the financial condition and results of operations of KeyCorp and its subsidiaries for 2025 and 2024. Some tables may include additional periods to comply with disclosure requirements or to illustrate trends in greater depth. When you read this discussion, you should also refer to the consolidated financial statements and related notes in this report. The page locations of specific sections and notes that we refer to are presented in the Table of Contents. To review our financial condition and results of operations for 2023 and a comparison between the 2023 and 2024 results, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our 2024 Form 10-K filed with the SEC on February 21, 2025, which discussion is incorporated herein by reference.

Corporate strategy

We remain committed to enhancing long-term shareholder value by continuing to execute our relationship-based business model, growing our franchise, and being disciplined with respect to capital management. We intend to pursue this commitment by growing profitably; acquiring and expanding targeted client relationships; effectively managing risk and rewards; maintaining financial strength; and engaging, retaining, and inspiring our high-performing and talented workforce and fostering a culture that is fair and inclusive for all. These strategic priorities for enhancing long-term shareholder value are described in more detail below.

- *Grow profitably —* We intend to continue to focus on generating positive operating leverage by growing revenue and creating a more efficient operating environment. We expect our relationship business model to keep generating organic growth as it helps us expand engagement with existing clients and attract new customers. We plan to leverage our continuous improvement culture to maintain an efficient cost structure that is aligned, sustainable, and consistent with the current operating environment and that supports our relationship business model.
- *Acquire and expand targeted client relationships —* We seek to be client-centric in our actions and have taken purposeful steps to enhance our ability to acquire and expand targeted relationships. We seek to provide solutions to serve our clients' needs. We focus on markets and clients where we can be the most relevant. In aligning our businesses and investments against these targeted client segments, we are able to make a meaningful positive impact for our clients.
- *Effectively manage risk and rewards —* Our risk management activities are focused on ensuring we properly identify, measure, and manage risks across the entire company to maintain safety and soundness and maximize profitability.
- *Maintain financial strength —* With the foundation of a strong balance sheet, we intend to remain focused on sustaining strong reserves, liquidity, and capital. We plan to work closely with our Board and regulators to manage capital to support our clients' needs and drive long-term shareholder value. Our capital position remains strong, and we are well-positioned relative to our capital priorities.
- *Engage a high-performing and talented workforce —* Every day our employees provide our clients with great ideas, extraordinary service, and smart solutions. We intend to continue to engage our high-performing and talented workforce to create an environment where everyone can make a difference, own their careers, be respected, and feel a sense of pride.

Executive overview

Our results for 2025 saw us meet or exceed all of our financial targets communicated at the beginning of the year. We delivered full year record revenue with both net interest income and fee revenue growing greater than projected. As a result, we generated significant positive operating leverage. At December 31, 2025, our Common Equity Tier 1 and Tier 1 risk-based capital ratios stood at 11.78% and 13.46%, respectively. We are well positioned as we enter 2026.

In addition to the items described above, the following actions and results during 2025 also supported our overall corporate strategy.

- We added nearly 10% to our frontline banker staff across wealth management, commercial payments, middle market, and investment banking.
- We invested an additional $100 million in technology focused on customer-facing capabilities that make it easier for our clients to bank at Key.
- We ended the year with $70.0 billion in assets under management, a record high, reflecting the continued strong sales production in our mass affluent segment.
- We continued to maintain our strong risk discipline. Full year net charge-offs were 41 basis points. Additionally, all leading indicators: non-performing assets, criticized loans, and delinquencies moved in a favorable direction.
- We remained committed to our strategy to engage a high-performing and talented workforce and fostering an inclusive environment for all. We continue to be recognized by multiple organizations for our dedication to creating an environment where all employees are treated with respect and empowered to bring their authentic selves to work.

Business Outlook

Consistent with the forward guidance we provided on January 20, 2026, we expect these results for full year 2026 versus full year 2025.

Category	2025 Baseline	FY2026 (vs FY 2025)[a]
Revenue (TE)[b]	$7,513 Million	up ~7%
Net interest income (TE) [b]	$4,671 Million	up 8 to 10%
Net interest margin	2.82%	4Q exit rate: 3.00 - 3.05%[c]
Noninterest income	$2,842 Million	up 3 - 4%
Noninterest income on an adjusted basis[b][d]	$2,495 Million	up 5 - 6%
Adjusted noninterest expense[b]	$4,729 Million	up 3 to 4%
Average loans	$105.7 Billion	up 1 - 2%
Average Commercial Loans	$74.5 Billion	up ~5%
Net charge-offs to average loans		40 to 45 basis points
Effective tax rate		~22%
Tax-equivalent Effective Rate[e]		~23%

(a)   Ranges are shown on an operating basis.
(b)   Key is unable to provide a reconciliation of forward-looking non-GAAP financial measures to their most directly related GAAP financial measures due to the difficulty in forecasting when future amounts may occur. Such unavailable information could be significant for future results.
(c)   On ~$170 billion of average earning assets
(d)   Excluding commercial mortgage servicing fees, operating lease income and other leasing gains, other income, and net securities gains (losses)
(e)   Reflects the estimated full year taxable-equivalent adjustment.

We have also established the following medium-term targets reflecting expected run rates by the end of 2027:

Return on tangible common equity[a]	15.0%+	Net Interest Margin	3.25%+

(a)   Key is unable to provide a reconciliation of forward-looking non-GAAP financial measures to their most directly related GAAP financial measures due to the difficulty in forecasting when future amounts may occur. Such unavailable information could be significant for future results.

Results of Operations

Earnings Overview

The following chart provides a reconciliation of net income (loss) from continuing operations attributable to Key common shareholders for the year ended December 31, 2024, to the year ended December 31, 2025 (dollars in millions):



Net interest income

One of our principal sources of revenue is net interest income. Net interest income is the difference between interest income received on earning assets (such as loans and securities) and loan-related fee income, and interest expense paid on deposits and borrowings. There are several factors that affect net interest income, including:

- the volume, pricing, mix, and maturity of earning assets and interest-bearing liabilities;
- the volume and value of net free funds, such as noninterest-bearing deposits and equity capital;
- the use of derivative instruments to manage interest rate risk;
- interest rate fluctuations and competitive conditions within the marketplace;
- asset quality; and
- fair value accounting of acquired earning assets and interest-bearing liabilities.

To make it easier to compare both the results across several periods and the yields on various types of earning assets (some taxable, some not), we present net interest income in this discussion on a "TE basis" (i.e., as if all income were taxable and at the same rate). For example, $100 of tax-exempt income would be presented as $126, an amount that, if taxed at the statutory federal income tax rate of 21%, would yield $100.



NET INTEREST INCOME (TE)

- NET INTEREST INCOME (TE) (IN MILLIONS)
- NET INTEREST MARGIN FROM CONTINUING OPERATIONS (TE)

Net interest income (TE) for 2025 was $4.7 billion, and the net interest margin was 2.69%. Compared to 2024, net interest income (TE) increased $861 million, and the net interest margin increased by 53 basis points. These increases primarily reflect lower interest-bearing deposit costs, the reinvestment of proceeds from maturing low-yielding investment securities, fixed-rate loans, and swaps into higher-yielding investments, and the repositioning of the available-for-sale portfolio during the second half of 2024, which involved the sale and reinvestment of approximately $10.0 billion of lower-yielding mortgaged-backed securities into higher-yielding investments. Additionally, the balance sheet composition shifted to reflect a more favorable mix of higher-yielding commercial and industrial loans, and an improved funding mix as lower-cost deposits increased while wholesale borrowings declined. These benefits were partially offset by the impact of lower interest rates on variable-rate earning assets.



AVERAGE LOANS

- AVERAGE LOANS (IN MILLIONS)
- YIELD ON AVERAGE TOTAL LOANS

AVERAGE DEPOSITS

- AVERAGE DEPOSITS (IN MILLIONS)
- COST OF AVERAGE TOTAL DEPOSITS

Average loans totaled $105.7 billion for 2025, compared to $107.7 billion in 2024. The $2.1 billion decrease was driven by the intentional run-off of low-yielding consumer loans, which decreased $2.4 billion. Average commercial loans increased $380 million, primarily driven by a mix shift to commercial and industrial loans.

Average deposits totaled $149.3 billion for 2025, an increase of $3.1 billion compared to 2024, reflecting growth in consumer deposits.

Figure 1 shows the various components of our balance sheet that affect interest income and expense and their respective yields or rates over the past three years. This figure also presents a reconciliation of TE net interest income to net interest income reported in accordance with GAAP for each of those years. The net interest margin, which is an indicator of the profitability of our earning assets less the cost of funding, is calculated by dividing taxable-equivalent net interest income by average earning assets.

Figure 1. Consolidated Average Balance Sheets, Net Interest Income, and Yields/Rates and Components of Net Interest Income Changes from Continuing Operations[g]

Year ended December 31, *Dollars in millions*	2025 Average Balance	2025 Interest [a]	2025 Yield/Rate [a]	2024 Average Balance	2024 Interest [a]	2024 Yield/Rate [a]	2023 Average Balance	2023 Interest [a]	2023 Yield/Rate [a]
ASSETS									
Loans [b], [c]									
Commercial and industrial [d]	$ 55,877	$ 3,347	5.99 %	$ 53,951	$ 3,378	6.26 %	$ 59,379	$ 3,444	5.80 %
Real estate — commercial mortgage	13,358	798	5.97	14,080	873	6.20	15,968	931	5.83
Real estate — construction	2,840	195	6.87	3,042	227	7.48	2,755	185	6.71
Commercial lease financing	2,465	88	3.61	3,087	105	3.41	3,703	116	3.13
Total commercial loans	74,540	4,428	5.94	74,160	4,583	6.18	81,805	4,676	5.72
Real estate — residential mortgage	19,291	644	3.34	20,382	674	3.31	21,428	699	3.26
Home equity loans	6,012	336	5.59	6,729	398	5.92	7,522	433	5.76
Other consumer loans	4,892	250	5.11	5,519	278	5.04	6,263	305	4.86
Credit cards	925	126	13.55	934	138	14.78	986	136	13.88
Total consumer loans	31,120	1,356	4.35	33,564	1,488	4.43	36,199	1,573	4.35
Total loans	105,660	5,784	5.47	107,724	6,071	5.64	118,004	6,249	5.30
Loans held for sale	1,029	61	5.97	979	60	6.11	1,012	61	6.06
Securities available for sale [b], [e]	40,034	1,599	3.73	37,127	1,142	2.71	37,718	793	1.80
Held-to-maturity securities [b]	7,386	264	3.58	7,980	284	3.56	9,008	312	3.46
Trading account assets	1,108	56	5.02	1,175	61	5.16	1,138	55	4.85
Short-term investments	14,355	624	4.35	14,846	792	5.33	7,349	414	5.63
Other investments [e]	963	33	3.38	1,177	62	5.25	1,392	73	5.28
Total earning assets	170,535	8,421	4.86	171,008	8,472	4.81	175,621	7,957	4.37
Allowance for loan and lease losses	(1,426)			(1,515)			(1,419)		
Accrued income and other assets	17,655			17,322			17,425		
Discontinued assets	233			296			384		
Total assets	$ 186,997			$ 187,111			$ 192,011		
LIABILITIES									
Money market deposits	$ 42,247	$ 1,062	2.52 %	$ 39,525	$ 1,146	2.90 %	$ 34,539	$ 666	1.93 %
Demand deposits	59,203	1,284	2.17	56,130	1,402	2.50	54,711	1,102	2.01
Savings deposits	4,518	4	.05	5,010	7	.14	6,343	3	.04
Time deposits	15,323	569	3.72	16,497	752	4.56	13,794	551	4.00
Total interest-bearing deposits	121,291	2,919	2.41	117,162	3,307	2.82	109,387	2,322	2.12
Federal funds purchased and securities sold under repurchase agreements	325	13	4.12	103	4	4.35	1,647	79	4.81
Bank notes and other short-term borrowings	1,996	84	4.20	2,984	164	5.49	5,890	308	5.24
Long-term debt [f]	11,298	734	6.50	17,279	1,187	6.87	20,983	1,305	6.22
Total interest-bearing liabilities	134,910	3,750	2.78	137,528	4,662	3.39	137,907	4,014	2.91
Noninterest-bearing deposits	27,985			28,993			34,672		
Accrued expense and other liabilities	4,376			4,886			5,167		
Discontinued liabilities [f]	233			296			384		
Total liabilities	167,504			171,703			178,130		
EQUITY									
Total equity	19,493			15,408			13,881		
Total liabilities and equity	$ 186,997			$ 187,111			$ 192,011		
Interest rate spread (TE)			2.08 %			1.42 %			1.46 %
Net interest income (TE) and net interest margin (TE)		$ 4,671	2.69 %		$ 3,810	2.16 %		$ 3,943	2.17 %
Less: TE adjustment [b]		35			45			30	
Net interest income, GAAP basis		$ 4,636			$ 3,765			$ 3,913	

(a) Results are from continuing operations. Interest excludes the interest associated with the liabilities referred to in (f) below, calculated using a matched funds transfer pricing methodology.

(b) Interest income on tax-exempt securities and loans has been adjusted to a taxable-equivalent basis using the statutory federal income tax rate of 21% in effect that calendar year.

(c) For purposes of these computations, nonaccrual loans are included in average loan balances.

(d) Commercial and industrial average loan balances include $214 million, $196 million, and $157 million of assets from commercial credit cards for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

(e) Yield presented is calculated on the basis of amortized cost excluding fair value hedge basis adjustments. The average amortized cost for securities available for sale was $42.9 billion and $42.2 billion for the twelve months ended December 31, 2025, and December 31, 2024, respectively. Yield based on the fair value of securities available for sale was 3.99% and 3.08% for the twelve months ended December 31, 2025, and December 31, 2024, respectively.

(f) A portion of long-term debt and the related interest expense is allocated to discontinued liabilities as a result of applying our matched funds transfer pricing methodology to discontinued operations.

(g) Average balances presented are based on daily average balances over the respective stated period.

Figure 2 shows how the changes in yields or rates and average balances from the prior year affected net interest income. The section entitled "Financial Condition" contains additional discussion about changes in earning assets and funding sources.

Figure 2. Components of Net Interest Income Changes from Continuing Operations

	2025 vs. 2024		
Dollars in millions	Average Volume	Yield/ Rate	Net Change[a]
INTEREST INCOME			
Loans	$ (73)	$ (214)	$ (287)
Loans held for sale	3	(2)	1
Securities available for sale	95	362	457
Held-to-maturity securities	(21)	1	(20)
Trading account assets	(3)	(2)	(5)
Short-term investments	(25)	(143)	(168)
Other investments	(10)	(19)	(29)
Total interest income (TE)	(34)	(17)	(51)
INTEREST EXPENSE			
Money market deposits	75	(159)	(84)
Demand deposits	74	(192)	(118)
Savings deposits	(1)	(2)	(3)
Time deposits	(51)	(132)	(183)
Total interest-bearing deposits	97	(485)	(388)
Federal funds purchased and securities sold under repurchase agreements	9	—	9
Bank notes and other short-term borrowings	(47)	(33)	(80)
Long-term debt	(392)	(61)	(453)
Total interest expense	(333)	(579)	(912)
Net interest income (TE)	$ 299	$ 562	$ 861

(a) The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.

Provision for credit losses



PROVISION FOR CREDIT LOSSES (IN MILLIONS)

Our provision for credit losses was a net charge of $471 million for 2025, compared to $335 million for 2024. The increase in our provision for credit losses was driven by reserve increases, partly offset by lower net charge-offs. The reserve build in 2025 was largely driven by elevated economic uncertainty and loan growth, both primarily impacting the commercial loan portfolio. This is in contrast to the reserve release in 2024 largely due to balance sheet optimization.

Noninterest income

Noninterest income for 2025 was $2.8 billion compared to $809 million inclusive of the $1.8 billion loss from the investment portfolio repositioning during 2024. Noninterest income represented 38% of total revenue for 2025 and 18% of total revenue for 2024.

The following discussion explains the composition of certain elements of our noninterest income and the factors that caused those elements to change.

Figure 3. Noninterest Income

Year ended December 31, *Dollars in millions*	2025	2024	2023	Change 2025 vs. 2024		Change 2024 vs. 2023	
				Amount	Percent	Amount	Percent
Trust and investment services income	$ 591	$ 557	$ 516	$ 34	6.1 %	$ 41	7.9 %
Investment banking and debt placement fees	780	688	542	92	13.5	146	26.9
Cards and payments income	337	331	340	6	1.8	(9)	(2.6)
Service charges on deposit accounts	295	261	270	34	13.0	(9)	(3.3)
Corporate services income	294	275	302	19	6.9	(27)	(8.9)
Commercial mortgage servicing fees	287	258	190	29	11.2	68	35.8
Corporate-owned life insurance income	140	138	132	2	1.4	6	4.5
Consumer mortgage income	58	58	51	—	—	7	13.7
Operating lease income and other leasing gains	43	76	92	(33)	(43.4)	(16)	(17.4)
Other income	23	23	46	—	—	(23)	(50.0)
Net securities gains (losses)	(6)	(1,856)	(11)	1,850	(99.7)	(1,845)	N/M
Total noninterest income	$ 2,842	$ 809	$ 2,470	$ 2,033	251.3 %	$ (1,661)	(67.2)%

Trust and investment services income

Trust and investment services income consists of brokerage commissions, trust and asset management fees, and insurance income. The assets under management or administration that primarily generate these revenues are shown in Figure 4. For 2025, trust and investment services income increased $34 million, or 6.1%. This was primarily due to an increase in investment management income and other fees associated with higher assets under management.

A significant portion of our trust and investment services income depends on the value and mix of assets under management. At December 31, 2025, our bank, trust, and registered investment advisory subsidiaries had assets under management or administration of $70.0 billion, compared to $61.4 billion at December 31, 2024. The increase from 2024 to 2025 was attributable to market activity and net new business.

Figure 4. Assets Under Management or Administration

Year ended December 31, *Dollars in millions*	2025	2024	Change 2025 vs. 2024	
			Amount	Percent
Discretionary assets under management by investment type:				
Equity	$ 37,433	$ 34,541	$ 2,892	8.4 %
Fixed income	15,500	13,942	1,558	11.2
Money market	8,144	6,785	1,359	20.0
Total discretionary assets under management	$ 61,077	$ 55,268	$ 5,809	10.5 %
Non-discretionary assets under administration	8,887	6,093	2,794	45.9
Total	$ 69,964	$ 61,361	$ 8,603	14.0 %

Investment banking and debt placement fees

Investment banking and debt placement fees consist of syndication fees, debt and equity securities underwriting fees, merger and acquisition and debt placement advisor fees, gains on sales of commercial mortgages, and agency origination fees. For 2025, investment banking and debt placement fees increased $92 million, or 13.5%, from the prior year reflective of growth in syndication and commercial mortgage activity offset slightly by decreased merger and acquisitions fee activity.

Cards and payments income

Cards and payments income, which consists of debit card, prepaid card, consumer and commercial credit card, and merchant services income increased $6 million, or 1.8%, in 2025 compared to 2024, driven by an increase in merchant services income and credit card fees, slightly offset by an increase in credit card rewards.

Service charges on deposit accounts

Service charges on deposit accounts increased $34 million, or 13.0%, in 2025 compared to the prior year. This increase was driven by higher account analysis fees and lower fee waivers, offset slightly by a decrease in deposit maintenance fees.

Other noninterest income

Other noninterest income includes operating lease income and other leasing gains, corporate services income, corporate-owned life insurance income, consumer mortgage income, commercial mortgage servicing fees, net securities gains (losses), and other income. Other noninterest income increased $1.9 billion in 2025 compared to 2024, primarily attributable to approximately $1.8 billion in losses on the sales of securities available for sale as part of portfolio repositioning activity during the third and fourth quarters of 2024. Excluding the impact of the repositioning activity, other noninterest income increased $34 million, reflecting increases in commercial mortgage servicing fees and corporate services income, offset by declines in operating lease income and other leasing gains.

Noninterest expense

Noninterest expense for 2025 was $4.7 billion, compared to $4.5 billion for 2024. Figure 5 gives a breakdown of our major categories of noninterest expense as a percentage of total noninterest expense for the twelve months ended December 31, 2025.

The following discussion explains the composition of certain elements of our noninterest expense and the factors that caused those elements to change.

Figure 5. Noninterest Expense

Year ended December 31, Dollars in millions	2025	2024	2023	Change 2025 vs. 2024 Amount	Percent	Change 2024 vs. 2023 Amount	Percent
Personnel	$ 2,917	$ 2,714	$ 2,660	$ 203	7.5 %	$ 54	2.0 %
Net occupancy	270	266	267	4	1.5	(1)	(0.4)
Computer processing	425	414	368	11	2.7	46	12.5
Business services and professional fees	193	174	168	19	10.9	6	3.6
Equipment	83	80	88	3	3.8	(8)	(9.1)
Operating lease expense	38	63	77	(25)	(39.7)	(14)	(18.2)
Marketing	95	94	109	1	1.1	(15)	(13.8)
Other expense	682	740	997	(58)	(7.8)	(257)	(25.8)
Total noninterest income	$ 4,703	$ 4,545	$ 4,734	$ 158	3.5 %	$ (189)	(4.0)%

Personnel

As shown in Figure 6, personnel expense, the largest category of our noninterest expense, increased by $203 million, or 7.5%, in 2025 compared to 2024. Overall activity for the year was driven by higher incentive compensation associated with noninterest income growth and continued investments in people.

Figure 6. Personnel Expense

Year ended December 31, Dollars in millions	2025	2024	2023	Change 2025 vs. 2024 Amount	Percent	Change 2024 vs. 2023 Amount	Percent
Salaries and contract labor	$ 1,715	$ 1,609	$ 1,649	$ 106	6.6 %	$ (40)	(2.4)%
Incentive and stock-based compensation [a]	721	661	525	60	9.1	136	25.9
Employee benefits	460	442	405	18	4.1	37	9.1
Severance	21	2	81	19	N/M	(79)	(97.5)
Total personnel expense	$ 2,917	$ 2,714	$ 2,660	$ 203	7.5 %	$ 54	2.0 %

(a)   Excludes directors' stock-based compensation of $5 million in 2025 and $4 million in 2024, reported as "other noninterest expense" in Figure 5.
N/M - Not meaningful

Non-personnel expense

In total, other non-personnel expense decreased $45 million, or 2.5%, in 2025 compared to 2024 primarily due to a $26 million decrease in the FDIC Special Assessment accrual within other expense and continued decreases in operating lease expense, slightly offset by increases in computer processing and business services and professional fees expense.

Income taxes

We recorded a tax expense from continuing operations of $476 million for 2025, compared to tax benefit of $143 million for 2024. The effective tax rate, which is the provision for income taxes as a percentage of income from continuing operations before income taxes, was 20.7% for 2025 and 46.6% for 2024. The tax benefit recorded and increased effective tax rate for the 2024 year resulted primarily from the $1.8 billion loss on the sales of securities incurred as part of a strategic repositioning of our securities portfolio.

In 2025, our federal tax expense and effective tax rate differ from the amount that would be calculated using the federal statutory tax rate primarily due to investments in tax-advantaged assets, such as corporate-owned life insurance, and tax credits associated with low-income housing investments, and periodic adjustments to our tax reserves as described in Note 13 ("Income Taxes").

Business Segment Results

This section summarizes the financial performance of our two major business segments (operating segments): Consumer Bank and Commercial Bank. Note 23 ("Business Segment Reporting") describes the products and services offered by each of these business segments and provides more detailed financial information pertaining to the segments. Dollars in the charts are presented in millions.

Consumer Bank

Segment imperatives

• Execute a relationship-oriented growth strategy, which will enable us to grow (i) stable, low-cost deposits and (ii) valuable fee income streams, including wealth management and cards and payments
• Simplify our business to improve execution and efficiency while managing risk
• Meet the needs of our clients and communities in markets where we operate

Market and business overview

As the banking industry moves forward, so do our clients. Anticipating our clients' needs not only today, but also for tomorrow and into the future, has become one of the biggest challenges for the banking industry. We view these challenges as an opportunity to help our current client base meet their own goals, as well as attract new and diverse clients. Key Consumer Bank's focus on durable, long-term client relationships centered in core checking has been evident through the execution of our strategic priorities through focus areas such as developing a core Consumer relationship product suite and driving long-term deposits and fee income through new and enhanced products and services. Key continues to adapt to an increasingly digital world with an increased focus on client experience across our online banking channels. The advice our bankers provide, in combination with our products, services and digital platforms, place Key in a strong position to develop long-lasting and meaningful relationships with our current and prospective clients. Our goal is to help our clients move forward on their financial journeys and to be by their sides along the way.

Figure 7. Consumer Bank Summary of Operations

Year ended December 31, *Dollars in millions*	2025	2024	2023	Change 2025 vs. 2024	Change 2025 vs. 2023
Summary of operations					
Net interest income (TE)	**$ 2,709**	$ 2,246	$ 2,221	20.6 %	22.0 %
Noninterest income	**957**	924	937	3.6	2.1
Total revenue (TE)	**3,666**	3,170	3,158	15.6	16.1
Provision for credit losses	**169**	126	111	34.1	52.3
Noninterest expense	**2,802**	2,714	2,779	3.2	.8
Income (loss) before income taxes (TE)	**695**	330	268	110.6	159.3
Allocated income taxes (benefit) and TE adjustments	**168**	79	64	112.7	162.5
Net income (loss) attributable to Key	**$ 527**	$ 251	$ 204	110.0 %	158.3 %
Average loans and leases					
Real estate — residential mortgage	**$ 19,285**	$ 20,369	$ 21,348	(5.3)%	(9.7)%
Home equity loans	**5,973**	6,696	7,502	(10.8)	(20.4)
Other consumer loans	**4,890**	5,501	6,223	(11.1)	(21.4)
Credit cards	**925**	934	986	(1.0)	(6.2)
Commercial loans	**4,671**	5,244	5,717	(10.9)	(18.3)
Total loans and leases	**$ 35,744**	$ 38,744	$ 41,777	(7.7)%	(14.4)%
Average deposits					
Money market deposits	**$ 34,688**	$ 30,723	$ 28,356	12.9 %	22.3 %
Demand deposits	**22,759**	22,315	23,142	2.0	(1.7)
Savings deposits	**4,316**	4,679	6,051	(7.8)	(28.7)
Time deposits	**11,840**	13,190	7,463	(10.2)	58.6
Noninterest-bearing deposits	**14,328**	14,945	17,780	(4.1)	(19.4)
Total deposits	**$ 87,932**	$ 85,851	$ 82,793	2.4 %	6.2 %
Credit-related statistics					
Nonperforming assets at period end	**$ 201**	$ 201	$ 190		
Net loan charge-offs	**190**	207	133		
Net loan charge-offs to average total loans	**0.53 %**	0.53 %	0.32 %		

- Net income attributable to Key of $527 million in 2025, compared to $251 million in 2024, an increase of 110.0%, largely driven by favorable rates on deposits
- Taxable-equivalent net interest income increased in 2025 by $463 million, or 20.6%, from the prior year, due to favorable rates on deposits
- Average loans and leases decreased in 2025 by $3.0 billion, or 7.7%, from the prior year, driven by broad-based declines across all loan categories
- Average deposits increased in 2025 by $2.1 billion, or 2.4%, from the prior year, driven by growth in money market deposits
- Provision for credit losses increased $43 million in 2025 compared to the prior year, driven by increased economic uncertainty slightly offset by loan balance run-off.
- Noninterest income increased in 2025 by $33 million, or 3.6%, driven by increases in trust and investment services income
- Noninterest expense increased in 2025 by $88 million, or 3.2%, primarily reflective of increased personnel expenses, slightly offset by lower FDIC special assessment charges

Commercial Bank

Segment imperatives

- Solve complex client needs through a differentiated product set of banking and capital markets capabilities
- Drive targeted scale through distinct product capabilities delivered to a broad set of clients
- Utilize industry expertise and broad capabilities to build relationships with narrowly targeted client sets

Market and business overview

Building relationships and delivering complex solutions for middle market and larger clients requires a distinctive operating model that understands their business and can provide a broad set of product capabilities. As competition for these clients intensifies, we have positioned the business to maintain and grow our competitive advantage by building targeted scale in businesses and client segments. Strong market share in businesses such as real estate loan servicing and equipment finance highlights our ability to successfully meet customer needs through targeted scale in distinct product capabilities. Clients expect us to understand every aspect of their business. Our deep market expertise in multiple industry verticals and relationship-led approach allow us to recognize opportunities and deliver strategic financial solutions that align with our clients' goals. Our business model is positioned to meet our client needs because our focus is not on being a universal bank, but rather being the right bank for our clients.

Figure 8. Commercial Bank Summary of Operations

Year ended December 31, Dollars in millions	2025	2024	2023	Change 2025 vs. 2024	2023
Summary of operations					
Net interest income (TE)	$ 2,294	$ 1,805	$ 1,866	27.1 %	22.9 %
Noninterest income	1,745	1,629	1,429	7.1	22.1
Total revenue (TE)	4,039	3,434	3,295	17.6	22.6
Provision for credit losses	299	227	379	31.7	(21.1)
Noninterest expense	1,905	1,834	1,806	3.9	5.5
Income (loss) before income taxes (TE)	1,835	1,373	1,110	33.6	65.3
Allocated income taxes (benefit) and TE adjustments	388	282	227	37.6	70.9
Net income (loss) attributable to Key	$ 1,447	$ 1,091	$ 883	32.6 %	63.9 %
Average loans and leases					
Commercial and industrial	$ 52,156	$ 49,926	$ 55,057	4.5 %	(5.3)%
Real estate — commercial mortgage	12,057	12,575	14,325	(4.1)	(15.8)
Real estate — construction	2,735	2,918	2,650	(6.3)	3.2
Commercial lease financing	2,450	3,065	3,678	(20.1)	(33.4)
Other loans	8	14	73	(42.9)	(89.0)
Total loans and leases	$ 69,407	$ 68,498	$ 75,782	1.3 %	(8.4)%
Average deposits					
Money market deposits	$ 7,508	$ 8,696	$ 6,141	(13.7)%	22.3 %
Demand deposits	36,868	35,031	31,864	5.2	15.7
Other deposits	529	739	641	(28.4)	(17.5)
Noninterest-bearing deposits	13,165	13,558	16,398	(2.9)	(19.7)
Total deposits	$ 58,070	$ 58,025	$ 55,045	.1 %	5.5 %
Credit-related statistics					
Nonperforming assets at period end	$ 426	$ 571	$ 401		
Net loan charge-offs	237	252	111		
Net loan charge-offs to average total loans	0.34 %	0.37 %	0.15 %		

- Net income attributable to Key of $1.4 billion in 2025, compared to $1.1 billion in 2024, an increase of 32.6%, largely driven by an increase in investment banking and debt placement fees and commercial mortgage servicing income, along with lower FDIC assessment charges
- Taxable equivalent net interest income increased in 2025 by $489 million, or 27.1%, from the prior year, due to favorable deposit costs
- Average loan and lease balances increased $909 million in 2025, or 1.3%, driven by an increase in commercial and industrial loans
- Average deposit balances increased $45 million in 2025, or 0.1%, driven by our focus on growing deposits across our commercial businesses
- Provision for credit losses increased $72 million in 2025 compared to the prior year, resulting from reserve builds due to changes in economic conditions and portfolio growth, partially offset by lower net charge-offs
- Noninterest income increased $116 million in 2025, or 7.1%, from the prior year, driven by growth in investment banking and debt placement fees and commercial mortgage servicing income
- Noninterest expense increased by $71 million in 2025, or 3.9%, from the prior year, primarily driven by higher personnel expense related to incentive compensation associated with noninterest income growth and continued investments in people, partially offset by decreases in FDIC special assessment charges and operating lease expenses

Financial Condition

Loans and loans held for sale

Figure 9 shows the composition of our loan portfolio at December 31 for each of the past two years.

Figure 9. Composition of Loans

December 31, *Dollars in millions*	2025		2024	
	Amount	Percent of Total	Amount	Percent of Total
COMMERCIAL				
Commercial and industrial [a]	$ 57,688	54.1 %	$ 52,909	50.7 %
Commercial real estate:				
Commercial mortgage	13,707	12.9	13,310	12.8
Construction	2,844	2.7	2,936	2.8
Total commercial real estate loans	16,551	15.6	16,246	15.6
Commercial lease financing [b]	2,270	2.1	2,736	2.6
Total commercial loans	76,509	71.8	71,891	68.9
CONSUMER				
Real estate — residential mortgage	18,732	17.6	19,886	19.1
Home equity loans	5,703	5.3	6,358	6.1
Other consumer loans	4,644	4.4	5,167	5.0
Credit cards	953	0.9	958	0.9
Total consumer loans	30,032	28.2	32,369	31.1
Total loans [c]	$ 106,541	100.0 %	$ 104,260	100.0 %

(a) Loan balances include $205 million and $212 million, of commercial credit card balances at December 31, 2025, and December 31, 2024, respectively.
(b) Commercial lease financing includes receivables held as collateral for a secured borrowing of $1 million and $3 million at December 31, 2025, and December 31, 2024, respectively. Principal reductions are based on the cash payments received from these related receivables. Additional information pertaining to this secured borrowing is included in Note 17 ("Borrowings").
(c) Total loans exclude loans of $205 million at December 31, 2025, and $257 million at December 31, 2024, related to the discontinued operations of the education lending business.

At December 31, 2025, total loans outstanding from continuing operations were $106.5 billion, compared to $104.3 billion at the end of 2024. At December 31, 2025, 67% of our loans were variable rate as compared to 63% at the end of 2024. For more information on balance sheet carrying value, see Note 1 ("Summary of Significant Accounting Policies") under the headings "Loans" and "Loans Held for Sale."

Commercial loan portfolio

Commercial loans outstanding were $76.5 billion at December 31, 2025, an increase of $4.6 billion, or 6.4%, compared to December 31, 2024, primarily reflecting increases in commercial and industrial loans and commercial mortgage real estate loans.

Figure 10 provides our commercial loan portfolio by industry classification as of December 31, 2025, and December 31, 2024.

Figure 10. Commercial Loans by Industry

December 31, 2025 *Dollars in millions*	Commercial and industrial	Commercial real estate	Commercial lease financing	Total commercial loans	Percent of total
Industry classification:					
Agriculture	$ 908	$ 110	$ 76	$ 1,094	1.4 %
Automotive	2,475	610	—	3,085	4.0
Business services	3,228	227	85	3,540	4.6
Commercial real estate	8,124	12,045	1	20,170	26.4
Construction materials and contractors	1,978	238	153	2,369	3.1
Consumer goods	3,541	547	213	4,301	5.6
Consumer services	4,081	799	251	5,131	6.7
Equipment	1,586	153	45	1,784	2.3
Finance	12,165	96	167	12,428	16.3
Healthcare	2,714	1,334	133	4,181	5.5
Materials and extraction	2,105	177	104	2,386	3.1
Oil and gas	2,051	28	13	2,092	2.7
Public exposure	1,654	7	306	1,967	2.6
Technology	1,009	17	82	1,108	1.5
Transportation	1,022	121	276	1,419	1.9
Utilities	8,686	—	358	9,044	11.8
Other	361	42	7	410	.5
Total	$ 57,688	$ 16,551	$ 2,270	$ 76,509	100.0 %

December 31, 2024 *Dollars in millions*	Commercial and industrial	Commercial real estate	Commercial lease financing	Total commercial loans	Percent of total
Industry classification:					
Agriculture	$ 876	$ 99	$ 80	$ 1,055	1.5 %
Automotive	2,213	670	2	2,885	4.0
Business services	2,802	272	114	3,188	4.4
Commercial real estate	7,804	11,911	3	19,718	27.4
Construction materials and contractors	1,847	254	203	2,304	3.2
Consumer goods	3,557	528	190	4,275	5.9
Consumer services	4,115	627	328	5,070	7.1
Equipment	1,584	160	63	1,807	2.5
Finance	10,101	84	209	10,394	14.5
Healthcare	2,711	1,199	210	4,120	5.7
Materials and extraction	2,110	196	134	2,440	3.4
Oil and gas	1,950	28	10	1,988	2.8
Public exposure	2,003	7	387	2,397	3.3
Technology	829	25	95	949	1.3
Transportation	841	126	291	1,258	1.7
Utilities	7,186	—	412	7,598	10.6
Other	380	60	5	445	.7
Total	$ 52,909	$ 16,246	$ 2,736	$ 71,891	100.0 %

Commercial and industrial. Commercial and industrial loans are the largest component of our loan portfolio, representing 54% of our total loan portfolio at December 31, 2025, and 51% at December 31, 2024. This portfolio is approximately 92% variable rate and consists of loans primarily to large corporate, middle market, and small business clients.

Commercial and industrial loans totaled $57.7 billion at December 31, 2025, an increase of $4.8 billion, or 9.0%, compared to December 31, 2024. The increase was partly driven by increases in specialty finance lending within the finance industry classification. The finance industry classification is comprised primarily of finance companies, insurance companies, and leasing companies.

Commercial real estate loans. Our commercial real estate portfolio includes project loans primarily focused in market-rate and affordable multi-family housing loans, owner-occupied commercial and industrial operating company buildings, and community center grocer-anchored retail centers. These three commercial real estate segments make up 70% of our commercial real estate portfolio. Our non-owner-occupied portfolio is focused on operators of commercial real estate who not only utilize our loan products, but also utilize our broader industry-focused products and services and provide consistent pipelines into our agency, CMBS, and other long-term market take out products. This focus ensures our relationship clients foster and build portfolios with stable, recurring cash flows, with adequate, balanced cash reserves to support our balance sheet exposures through the economic cycle.

At December 31, 2025, commercial real estate loans totaled $16.6 billion, which includes $13.7 billion of mortgage loans and $2.8 billion of construction loans. Compared to December 31, 2024, this portfolio increased $305 million or 1.9%. Nonowner-occupied properties, generally properties for which at least 50% of the debt service is provided by rental income from nonaffiliated third parties, represented 81% of total commercial real estate loans outstanding at December 31, 2025

Our construction loans constitute 17% of commercial real estate loans as of December 31, 2025 compared to 18% as of December 31, 2024. Construction loans provide a stream of funding for properties not fully leased at origination to support debt service payments over the term of the contract or project. As of December 31, 2025, 76% of our construction portfolio are multi-family project loans. Our office exposure only represents 4% of commercial real estate loans at period end.

As shown in Figure 11, our commercial real estate loan portfolio includes various property types and geographic locations of the underlying collateral. These loans include commercial mortgage and construction loans in both Consumer Bank and Commercial Bank.

Figure 11. Commercial Real Estate Loans

	Geographic Region										
Dollars in millions	West	Southwest	Central	Midwest	Southeast	Northeast	National	Total	Percent of Total	Construction	Commercial Mortgage
December 31, 2025											
Nonowner-occupied:											
Data Center	**$ —**	**$ —**	**$ —**	**$ —**	**$ 24**	**$ —**	**$ 671**	**$ 695**	**4.2 %**	**$ 272**	**$ 423**
Diversified	**1**	**—**	**—**	**29**	**—**	**10**	**176**	**216**	**1.3**	**—**	**216**
Industrial	**37**	**1**	**77**	**154**	**262**	**166**	**211**	**908**	**5.5**	**72**	**836**
Land & Residential	**9**	**6**	**13**	**3**	**6**	**19**	**—**	**56**	**.3**	**38**	**18**
Lodging	**1**	**—**	**8**	**4**	**33**	**40**	**60**	**146**	**.9**	**—**	**146**
Medical Office	**35**	**—**	**31**	**1**	**20**	**63**	**43**	**193**	**1.2**	**9**	**184**
Multifamily	**1,303**	**356**	**1,328**	**1,201**	**1,762**	**1,228**	**404**	**7,582**	**45.8**	**2,150**	**5,432**
Office	**79**	**1**	**90**	**70**	**84**	**200**	**114**	**638**	**3.9**	**—**	**638**
Retail	**90**	**40**	**91**	**226**	**87**	**185**	**230**	**949**	**5.7**	**20**	**929**
Self Storage	**36**	**—**	**15**	**6**	**50**	**16**	**157**	**280**	**1.7**	**20**	**260**
Senior Housing	**90**	**95**	**35**	**103**	**181**	**81**	**192**	**777**	**4.7**	**94**	**683**
Skilled Nursing	**—**	**—**	**—**	**—**	**181**	**220**	**242**	**643**	**3.9**	**—**	**643**
Student Housing	**73**	**6**	**13**	**46**	**—**	**—**	**—**	**138**	**.8**	**—**	**138**
Other	**5**	**8**	**12**	**27**	**47**	**31**	**129**	**259**	**1.6**	**—**	**259**
Total nonowner-occupied	**1,759**	**513**	**1,713**	**1,870**	**2,737**	**2,259**	**2,629**	**13,480**	**81.4**	**2,675**	**10,805**
Owner-occupied	**1,026**	**—**	**316**	**519**	**124**	**929**	**157**	**3,071**	**18.6**	**169**	**2,902**
Total	**$ 2,785**	**$ 513**	**$ 2,029**	**$ 2,389**	**$ 2,861**	**$ 3,188**	**$ 2,786**	**$ 16,551**	**100.0 %**	**$ 2,844**	**$ 13,707**
Nonowner-occupied:											
Nonperforming loans	**$ 8**	**$ —**	**$ 25**	**$ 68**	**$ 48**	**$ 7**	**$ 1**	**$ 157**	**N/M**	**$ —**	**$ 157**
Accruing loans past due 90 days or more	**—**	**—**	**2**	**1**	**26**	**5**	**—**	**34**	**N/M**	**1**	**33**
Accruing loans past due 30 through 89 days	**1**	**—**	**1**	**1**	**56**	**8**	**—**	**67**	**N/M**	**—**	**67**
December 31, 2024											
Nonowner-occupied:											
Data Center	$ —	$ —	$ —	$ 98	$ 54	$ —	$ —	$ 152	.9 %	$ —	$ 152
Diversified	1	—	—	3	—	13	118	135	.8	—	135
Industrial	44	1	95	103	214	258	18	733	4.5	54	679
Land & Residential	10	7	3	7	—	21	—	48	.3	28	20
Lodging	48	—	12	14	46	55	59	234	1.4	—	234
Medical Office	35	43	42	—	37	97	17	271	1.7	—	271
Multifamily	1,303	485	1,201	1,204	2,325	1,336	156	8,010	49.3	2,405	5,605
Office	152	1	129	77	134	232	13	738	4.5	—	738
Retail	152	6	81	172	97	293	79	880	5.4	43	837
Self Storage	44	—	44	8	222	18	24	360	2.2	14	346
Senior Housing	172	39	97	85	54	142	4	593	3.7	154	439
Skilled Nursing	—	—	—	—	132	170	90	392	2.4	—	392
Student Housing	41	—	13	63	123	—	—	240	1.5	50	190
Other	1	10	7	112	40	48	—	218	1.3	—	218
Total nonowner-occupied	2,003	592	1,724	1,946	3,478	2,683	578	13,004	80.0	2,748	10,256
Owner-occupied	1,078	—	330	601	182	1,051	—	3,242	20.0	188	3,054
Total	$ 3,081	$ 592	$ 2,054	$ 2,547	$ 3,660	$ 3,734	$ 578	$ 16,246	100.0 %	$ 2,936	$ 13,310
Nonperforming loans	$ 5	$ —	$ 64	$ 80	$ 81	$ 13	$ —	$ 243	N/M	$ —	$ 243
Accruing loans past due 90 days or more	10	—	2	1	—	7	—	20	N/M	4	16
Accruing loans past due 30 through 89 days	1	—	—	3	19	9	—	32	N/M	—	32

West –	Alaska, California, Hawaii, Idaho, Montana, Oregon, Washington, and Wyoming
Southwest –	Arizona, Nevada, and New Mexico
Central –	Arkansas, Colorado, Oklahoma, Texas, and Utah
Midwest –	Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin
Southeast –	Alabama, Delaware, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, Washington, D.C., and West Virginia
Northeast –	Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Vermont
National –	Accounts in three or more regions

Consumer loan portfolio

Consumer loans outstanding at December 31, 2025, totaled $30.0 billion, a decrease of $2.3 billion, or 7.2%, from one year ago. The decrease was driven by declines across all consumer loan categories reflective of the intentional run-off of low-yielding loans, primarily consumer mortgages, and our focus on originating salable loans.

The residential mortgage portfolio is comprised of loans originated by our Consumer Bank and is the largest segment of our consumer loan portfolio as of December 31, 2025, representing approximately 62% of consumer loans. This is followed by our home equity portfolio comprising approximately 19% of consumer loans outstanding at year end.

We held the first lien position for approximately 63% of the home equity portfolio at December 31, 2025, and 65% at December 31, 2024. For loans with real estate collateral, we track borrower performance monthly. Regardless of the lien position, credit metrics are refreshed quarterly, including recent FICO scores as well as updated loan-to-value ratios. This information is used in establishing the ALLL. Our methodology is described in Note 1 ("Summary of Significant Accounting Policies") under the heading "Allowance for Loan and Lease Losses".

Figure 12 presents our consumer loans by geography.

Figure 12. Consumer Loans by State

Dollars in millions	Real estate — residential mortgage		Home equity loans		Other consumer loans		Credit cards		Total
December 31, 2025									
Washington	$	4,030	$	844	$	202	$	85	$ 5,161
Ohio		2,613		758		66		195	3,632
New York		626		1,587		702		326	3,241
Colorado		2,769		236		118		29	3,152
California		2,056		13		399		3	2,471
Oregon		1,145		487		85		41	1,758
Pennsylvania		378		395		296		62	1,131
Florida		675		36		343		13	1,067
Utah		759		215		53		17	1,044
Connecticut		618		200		100		29	947
Other		3,063		932		2,280		153	6,428
Total	$	18,732	$	5,703	$	4,644	$	953	$ 30,032
December 31, 2024									
Washington	$	4,312	$	929	$	214	$	85	$ 5,540
Ohio		2,662		895		111		197	3,865
New York		723		1,756		737		330	3,546
Colorado		2,891		258		131		30	3,310
California		2,191		12		442		3	2,648
Oregon		1,195		532		92		40	1,859
Pennsylvania		403		449		333		60	1,245
Florida		733		41		384		13	1,171
Utah		805		232		56		18	1,111
Connecticut		684		223		105		28	1,040
Other		3,287		1,031		2,562		154	7,034
Total	$	19,886	$	6,358	$	5,167	$	958	$ 32,369

Loan sales

As shown in Figure 13, during 2025, we sold $10.1 billion of our loans. Sales of loans classified as held for sale generated net gains of $147 million during 2025.

Figure 13 summarizes our loan sales during 2025 and 2024.

Figure 13. Loans Sold (Including Loans Held for Sale)

Dollars in millions	Commercial		Commercial Real Estate		Commercial Lease Financing		Residential Real Estate		Total	
2025										
Fourth quarter	$	81	$	2,804	$	50	$	331	$	3,266
Third quarter		79		2,513		61		359		3,012
Second quarter		239		1,465		—		338		2,042
First quarter		89		1,355		27		260		1,731
Total	$	488	$	8,137	$	138	$	1,288	$	10,051
2024										
Fourth quarter	$	150	$	2,584	$	—	$	342	$	3,076
Third quarter		60		1,406		90		393		1,949
Second quarter		56		860		61		312		1,289
First quarter		86		1,554		85		209		1,934
Total	$	352	$	6,404	$	236	$	1,256	$	8,248

Figure 14 shows loans that are either administered or serviced by us but not recorded on the balance sheet; this includes loans that were sold.

Figure 14. Loans Administered or Serviced

December 31, Dollars in millions	2025		2024		2023	
Commercial real estate loans	$	566,567	$	557,633	$	499,449
Residential mortgage		11,419		11,344		11,193
Education loans		152		189		248
Commercial lease financing		1,719		1,735		1,946
Commercial loans		576		603		667
Consumer direct		258		328		408
Consumer indirect		83		319		792
Total	$	580,774	$	572,151	$	514,703

In the event of default by a borrower, we are subject to recourse with respect to approximately $8.2 billion of the $580.8 billion of loans administered or serviced at December 31, 2025. These are primarily associated with commercial real estate loans administered or serviced. Additional information about this recourse arrangement is included in Note 19 ("Commitments, Contingent Liabilities, and Guarantees") under the heading "Recourse agreement with FNMA."

We derive income from several sources when retaining the right to administer or service loans that are sold. We earn noninterest income (recorded as "Consumer mortgage income" and "Commercial mortgage servicing fees") from fees for servicing or administering loans. This fee income is reduced by the amortization of related servicing assets. In addition, we earn interest income from investing funds generated by escrow deposits collected in connection with the servicing loans. Additional information about our mortgage servicing assets is included in Note 8 ("Mortgage Servicing Assets").

Maturities and sensitivity of certain loans to changes in interest rates

Figure 15 shows the remaining maturities of our loan portfolio and the sensitivity of certain loans to changes in interest rates as of December 31, 2025.

Figure 15. Remaining Maturities and Sensitivity of Certain Loans to Changes in Interest Rates[a]

December 31, 2025

Dollars in millions	Within One Year	One - Five Years	Five - Fifteen Years	Over Fifteen Years	Total
Commercial					
Commercial and industrial	$ 14,655	$ 39,461	$ 3,464	$ 108	$ 57,688
Commercial mortgage	5,227	6,158	1,959	363	13,707
Real estate — construction	1,285	1,275	255	29	2,844
Commercial lease financing	191	1,279	800	—	2,270
Total commercial loans	$ 21,358	$ 48,173	$ 6,478	$ 500	$ 76,509
Consumer					
Real estate - residential mortgage	$ 167	$ 36	$ 619	$ 17,910	$ 18,732
Home equity loans	103	192	1,543	3,865	5,703
Other consumer loans	569	675	1,951	1,449	4,644
Credit Cards	953	—	—	—	953
Total consumer loans	1,792	903	4,113	23,224	30,032
Total loans	$ 23,150	$ 49,076	$ 10,591	$ 23,724	$ 106,541
Loans with floating or adjustable interest rates [b]		$ 43,944	$ 2,940	$ 11,630	$ 58,514
Loans with predetermined interest rates [c]		5,132	7,651	12,094	24,877
Total		$ 49,076	$ 10,591	$ 23,724	$ 83,391

(a) Accrued interest of $459 million at December 31, 2025, is presented in "Accrued income and other assets" on the Consolidated Balance Sheets and is excluded from the amortized cost basis disclosed in this table.
(b) Floating and adjustable rates vary in relation to other interest rates (such as the base lending rate) or a variable index that may change during the term of the loan.
(c) Predetermined interest rates either are fixed or may change during the term of the loan according to a specific formula or schedule.

Securities

We manage our securities portfolio according to the following priorities: 1) store of liquidity, 2) interest rate risk management tool, and 3) source of earnings. In keeping with the first priority, the portfolio provides securities to meet our pledging requirements. Our securities portfolio totaled $48.2 billion at December 31, 2025, compared to $45.1 billion at December 31, 2024. Available-for-sale securities were $39.6 billion at December 31, 2025, compared to $37.7 billion at December 31, 2024. Held-to-maturity securities were $8.6 billion at December 31, 2025, compared to $7.4 billion at December 31, 2024.





Securities available for sale

The majority of our securities available-for-sale portfolio consists of federal agency mortgage-backed securities and CMOs. CMOs are debt securities secured by a pool of mortgages or mortgage-backed securities.

Figure 16 shows the composition, TE yields, and remaining maturities of our securities available for sale. For more information about these securities, including gross unrealized gains and losses by type of security and securities pledged, see Note 6 ("Securities").

Figure 16. Securities Available for Sale

Dollars in millions	U.S. Treasury, Agencies, and Corporations		Agency Residential Collateralized Mortgage Obligations[a]		Agency Residential Mortgage-backed Securities[a]		Agency Commercial Mortgage-backed Securities[a]		Total		Weighted-Average Yield[c]
December 31, 2025											
Remaining maturity:											
One year or less	$	2,911	$	3	$	47	$	124	$	3,085	4.33 %
After one through five years		4,864		1,167		3,275		1,198		10,504	3.49
After five through ten years		41		6,879		11,072		2,222		20,214	3.53
After ten years		70		516		4,801		406		5,793	4.17
Fair value	$	7,886	$	8,565	$	19,195	$	3,950	$	39,596	
Amortized cost[b]		7,842		10,269		19,451		4,284		41,846	3.67 %
Weighted-average yield[c]		4.16 %		1.91 %		4.58 %		2.89 %		3.67 %	—
Weighted-average maturity		1.5 years		7.9 years		10.8 years		6.9 years		8.0 years	—
December 31, 2024											
Fair value	$	8,904	$	9,224	$	15,169	$	4,410	$	37,707	
Amortized cost		8,928		11,409		16,038		4,927		41,302	3.48 %

(a) Maturity is based upon expected average lives rather than contractual terms.
(b) Excluded from the amortized cost of securities available for sale are basis adjustments for securities designated in active fair value hedges. Basis adjustments totaled $99 million and $(6) million as of December 31, 2025 and December 31, 2024, respectively. The securities being hedged are primarily U.S Treasuries, Agency RMBS, and Agency CMBS.
(c) Weighted-average yields are calculated based on amortized cost. Such yields have been adjusted to a TE basis using the statutory federal income tax rate in effect that calendar year.

Held-to-maturity securities

The majority of our held-to-maturity portfolio consists of federal agency CMOs and mortgage-backed securities. The portfolio is also comprised of asset-backed securities and foreign bonds. Figure 17 shows the composition, yields, and remaining maturities of these securities.

Figure 17. Held-to-Maturity Securities

Dollars in millions	Agency Residential Collateralized Mortgage Obligations[a]		Agency Residential Mortgage-backed Securities[a]		Agency Commercial Mortgage-backed Securities[a]		Asset-backed securities[a]		Other Securities		Total		Weighted-Average Yield[b]
December 31, 2025													
Remaining maturity:													
One year or less	$	38	$	—	$	351	$	75	$	8	$	472	2.57 %
After one through five years		1,244		213		756		2		16		2,231	3.44
After five through ten years		2,496		2,097		203		—		—		4,796	4.29
After ten years		248		64		811		—		—		1,123	3.49
Amortized cost	$	4,026	$	2,374	$	2,121	$	77	$	24	$	8,622	3.87 %
Fair value		3,858		2,373		1,983		75		24		8,313	
Weighted-average yield[b]		3.78 %		4.91 %		2.96 %		2.05 %		4.07 %		3.87 %	—
Weighted-average maturity		6.4 years		6.6 years		8.3 years		0.5 years		1.5 years		6.9 years	—
December 31, 2024													
Amortized cost	$	4,577	$	151	$	2,333	$	308	$	26	$	7,395	3.43 %
Fair value		4,248		134		2,130		300		25		6,837	

(a) Maturity is based upon expected average lives rather than contractual terms.
(b) Weighted-average yields are calculated based on amortized cost. Such yields have been adjusted to a TE basis using the statutory federal income tax rate in effect that calendar year.

Deposits and other sources of funds

Figure 18. Breakdown of Deposits at December 31, 2025



The following presents the breakdown of our deposits by product for the noted periods.

December 31,		
Dollars in billions	**2025**	**2024**
Money market deposits	$ **42.7** $	41.0
Demand deposits	**61.3**	57.6
Savings deposits	**4.4**	4.6
Time deposits	**12.7**	17.0
Noninterest bearing deposits	**27.6**	29.6
Total	$ **148.7** $	149.8

Our highly diversified deposit base is our primary source of funding. At December 31, 2025, our deposits totaled $148.7 billion, a decrease of $1.0 billion, compared to December 31, 2024.

Uninsured deposits totaled $66.2 billion and $64.4 billion at December 31, 2025 and December 31, 2024, respectively. Uninsured deposits are defined as the portion of deposit accounts in U.S. offices that exceed the FDIC insurance limit or similar state deposit insurance regimes and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regimes.

Figure 19 presents estimated uninsured deposits for the noted periods which reflect amounts disclosed in KeyBank's Call Report adjusted for intercompany deposits, which are not customer facing and are eliminated in consolidation, and accrued interest.

Figure 19. Estimated Uninsured Deposits

December 31,				
Dollars in billions		**2025**		**2024**
Uninsured deposits[a]	$	66.2	$	64.4
Total deposits		148.7		149.8
Uninsured % of Deposits		45 %		43 %
[a] Intercompany deposits and accrued interest excluded from uninsured deposits	$	12.8	$	12.4

As of December 31, 2025 and December 31, 2024, approximately $12.0 billion and $12.3 billion, respectively, of uninsured deposits were collateralized by government-backed securities.

Figure 20 presents the maturity distribution of estimated uninsured time deposits.

Figure 20. Maturity Distribution of Uninsured Time Deposit Amounts

December 31,				
Dollars in millions		**2025**		**2024**
Remaining maturity:				
Three months or less	$	636	$	575
After three through six months		381		582
After six through twelve months		152		220
After twelve months		29		77
Total	$	1,198	$	1,454

Wholesale funds, consisting of short-term borrowings and long-term debt, totaled $11.0 billion at December 31, 2025, compared to $14.2 billion at December 31, 2024. The decrease reflects maturities in long-term debt and a reduced need for wholesale borrowings. Wholesale funding supplements client deposit funding and may rise or fall with seasonal or other funding needs. For more information regarding our wholesale funds, see Item 7. Management's Discussion & Analysis of Financial Condition & Results of Operations under the heading "Risk Management - Liquidity risk management" of this report.

Capital

Our capital management objective is to maintain capital levels consistent with our risk appetite and of a sufficient amount to operate and support our clients under a wide range of economic conditions. Our current capital levels position us well to execute against our capital priorities including supporting organic growth, investing in our business, and providing an attractive return to our investors through dividends and share repurchases.

The following sections discuss certain ways we have deployed our capital. For further information, see the Consolidated Statements of Changes in Equity and Note 21 ("Shareholders' Equity").



CASH DIVIDENDS PER COMMON SHARE



COMMON SHARE REPURCHASES (IN MILLIONS)

Dividends

Consistent with our capital plan, the Board declared a quarterly dividend of $.205 per Common Share for each of the four quarters of 2025. These quarterly dividend payments brought our annual dividend to $.82 per Common Share for 2025.

Common Shares outstanding

Our Common Shares are traded on the NYSE under the symbol KEY with 25,873 holders of record at December 31, 2025. Our book value per Common Share was $16.27 based on 1.1 billion shares outstanding at December 31, 2025, compared to $14.21 based on 1.1 billion shares outstanding at December 31, 2024. At December 31, 2025, our tangible book value per Common Share was $13.77, compared to $11.70 at December 31, 2024.

Figure 21 shows activities that caused the change in our outstanding Common Shares over the past two years.

Figure 21. Changes in Common Shares Outstanding

		2025 Quarters				
In thousands	2025	Fourth	Third	Second	First	2024
Shares outstanding at beginning of period	1,106,786	1,112,952	1,112,453	1,111,986	1,106,786	936,564
Share repurchases	(11,109)	(11,109)	—	—	—	—
Shares issued under employee compensation plans (net of cancellations and returns)	6,724	558	499	467	5,200	7,351
Shares issued under Scotiabank investment agreement	—	—	—	—	—	162,871
Shares outstanding at end of period	1,102,401	1,102,401	1,112,952	1,112,453	1,111,986	1,106,786

In March 2025, the Board of Directors authorized a share repurchase program pursuant to which we may purchase up to $1.0 billion of Common Shares. Information on repurchases of Common Shares by KeyCorp is included in Part II, Item 5. "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this report. During the fourth quarter of 2025, we began repurchasing shares under the share repurchase program authorized by the Board of Directors in March 2025.

During 2025, Common Shares outstanding decreased by 4.4 million shares, primarily driven by share repurchases in the fourth quarter. For more information on share activity, see Note 21 ("Shareholders' Equity").

At December 31, 2025, we had 154.3 million treasury shares, compared to 149.9 million treasury shares at December 31, 2024. The increase in treasury shares during the year was primarily attributable to the repurchase of 11.1 million shares beginning in the fourth quarter. Going forward, we expect to reissue treasury shares as needed in connection with stock-based compensation awards and for other corporate purposes.

Capital adequacy

Capital adequacy is an important indicator of financial stability and performance. All of our capital ratios remained in excess of regulatory requirements at December 31, 2025. Our capital and liquidity levels are intended to position us to weather an adverse operating environment while continuing to serve our clients' needs, as well as to meet the Regulatory Capital Rules described in the "Supervision and regulation" section of Item 1 of this report. Our shareholders' equity to assets ratio was 11.1% at December 31, 2025, compared to 9.7% at December 31, 2024. Our tangible common equity to tangible assets ratio was 8.4% at December 31, 2025, compared to 7.0% at December 31, 2024. See the section entitled "GAAP to Non-GAAP Reconciliations," which presents the computations of certain financial measures related to "tangible common equity." The minimum capital and leverage ratios under the Regulatory Capital Rules together with the estimated ratios of KeyCorp at December 31, 2025, are set forth in the "Supervision and Regulation" section in Item 1 of this report.

Figure 22 represents the details of our regulatory capital positions at December 31, 2025, and December 31, 2024, under the Regulatory Capital Rules. Information regarding the regulatory capital ratios of KeyCorp's banking subsidiaries is presented in Note 21 ("Shareholders' Equity").

Figure 22. Capital Components and Risk-Weighted Assets

December 31, *Dollars in millions*		2025		2024
COMMON EQUITY TIER 1				
Key shareholders' equity (GAAP)	$	20,381	$	18,176
Less: Preferred Stock [a]		2,446		2,446
Add: CECL phase-in [b]		—		59
Common Equity Tier 1 capital before adjustments and deductions		17,935		15,789
Less: Goodwill, net of deferred taxes		2,556		2,574
Intangible assets, net of deferred taxes		7		24
Deferred tax assets		136		172
Net unrealized gains (losses) on available-for-sale securities, net of deferred taxes		(1,789)		(2,729)
Accumulated gains (losses) on cash flow hedges, net of deferred taxes		68		(438)
Amounts in AOCI attributed to pension and postretirement benefit costs, net of deferred taxes		(238)		(303)
Total Common Equity Tier 1 capital		17,195		16,489
TIER 1 CAPITAL				
Common Equity Tier 1		17,195		16,489
Additional Tier 1 capital instruments and related surplus		2,446		2,445
Less: Deductions		—		—
Total Tier 1 capital		19,641		18,934
TIER 2 CAPITAL				
Tier 2 capital instruments and related surplus		1,522		1,767
Allowance for losses on loans and liability for losses on lending-related commitments [c]		1,747		1,635
Less: Deductions		—		—
Total Tier 2 capital		3,269		3,402
Total risk-based capital	$	22,910	$	22,336
RISK-WEIGHTED ASSETS [a]	$	145,933	$	138,296
AVERAGE QUARTERLY TOTAL ASSETS	$	187,035	$	188,855
CAPITAL RATIOS				
Tier 1 risk-based capital		13.46 %		13.69 %
Total risk-based capital		15.70		16.15
Leverage [d]		10.50		10.03
Common Equity Tier 1		11.78		11.92

(a) Net of capital surplus.
(b) As of January 1, 2025, the CECL optional transition provision had been fully phased-in. Amounts prior to January 1, 2025, reflect Key's election to adopt the CECL optional transition provision.
(c) The ALLL included in Tier 2 capital is limited by regulation to 1.25% of the institution's standardized total risk-weighted assets (excluding its standardized market risk-weighted assets). The ALLL includes $11 million and $13 million of allowance classified as "discontinued assets" on the balance sheet at December 31, 2025, and December 31, 2024, respectively.
(d) This ratio is Tier 1 capital divided by average quarterly total assets as defined by the Federal Reserve less: (i) goodwill, (ii) the disallowed intangible and deferred tax assets, and (iii) other deductions from assets for leverage capital purposes.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements

We are party to various types of off-balance sheet arrangements, which could lead to contingent liabilities or risks of loss that are not reflected on the balance sheet.

Variable interest entities

In accordance with the applicable accounting guidance for consolidations, we consolidate a VIE if we have: (i) a variable interest in the entity; (ii) the power to direct activities of the VIE that most significantly impact the entity's economic performance; and (iii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE (i.e., we are considered to be the primary beneficiary). Additional information regarding the nature of VIEs and our involvement with them is included in Note 1 ("Summary of Significant Accounting Policies") under the heading "Principles of Consolidation and Basis of Presentation" and in Note 12 ("Variable Interest Entities").

Commitments to extend credit or funding

Loan commitments provide for financing on predetermined terms as long as the client continues to meet specified criteria. These commitments generally carry variable rates of interest and have fixed expiration dates or other termination clauses. We typically charge a fee for our loan commitments. Since a commitment may expire without resulting in a loan or being fully utilized, the total amount of an outstanding commitment may significantly exceed any related cash outlay. Further information about our loan commitments at December 31, 2025, is presented in Note 19 (“Commitments, Contingent Liabilities, and Guarantees”) under the heading “Commitments to Extend Credit or Funding.”

Other off-balance sheet arrangements

Other off-balance sheet arrangements include financial instruments that do not meet the definition of a guarantee in accordance with the applicable accounting guidance, and other relationships, such as liquidity support provided to asset-backed commercial paper conduits, indemnification agreements and intercompany guarantees. Information about such arrangements is provided in Note 19 (“Commitments, Contingent Liabilities, and Guarantees”) under the heading “Other Off-Balance Sheet Risk.”

Guarantees

We are a guarantor in various agreements with third parties. As guarantor, we may be contingently liable to make payments to the guaranteed party based on changes in a specified interest rate, foreign exchange rate or other variable (including the occurrence or nonoccurrence of a specified event). These variables, known as underlyings, may be related to an asset or liability, or another entity’s failure to perform under a contract. Additional information regarding these types of arrangements is presented in Note 19 (“Commitments, Contingent Liabilities, and Guarantees”) under the heading “Guarantees.”

Risk Management

Overview

Like all financial services companies, we engage in business activities that come with related risks. The most significant risks we face are credit, compliance, operational, liquidity, market, strategic, model, and technology risks, as depicted in the following chart. We manage such risks across the entire enterprise to maintain safety and soundness and maximize profitable growth. Certain of these risks are defined and discussed in greater detail in the remainder of this section.


Define / Identify
Quantify / Measure
Test / Monitor
Mitigate / Respond
Manage / Govern
Aggregate / Report
Credit
Market
Liquidity
Operational
Technology
Compliance
Model
Strategic

Our risk appetite is defined as the level of risk we are willing to accept and prudently manage in pursuit of our strategic objectives. It is consistent with our pursuit of risk-adjusted shareholder returns, our corporate risk-taking capacity and willingness to accept risk. Our risk appetite statement is an important component of our enterprise risk

governance framework, reinforces our risk culture, and provides focus on our primary risk management tenets of soundness, profitability, and growth.

Our risk appetite framework serves as a guide for establishing corporate and business strategies as well as for developing and evaluating strategic objectives and capital planning activities. It is articulated through qualitative statements and quantitative metrics, approved by the Board of Directors, and translated into limits, targets, and other measures at appropriate levels in the organization.

Maintaining a strong risk culture plays an integral role in achieving our strategic objectives and delivering for our stakeholders. Each employee plays a proactive role by complying with applicable laws and regulations, treating our customers fairly and responsibly, and demonstrating the highest levels of professionalism, conduct, and ethics. Our risk culture is centered on maintaining strong practices for risk awareness, identification, escalation, and mitigation across the enterprise.

We seek to sustain strong enterprise risk management practices consistent with industry standards and regulatory expectations. The table below depicts our risk management hierarchy and associated responsibilities and activities of each group.


Board of Directors
Level I
Risk Committee
Compensation & Organization Committee
Nominating & Corporate Governance Committee
Technology Committee
Audit Committee
Level II
Enterprise Risk Management Committee
Asset Liability Committee
Capital Committee
Credit Risk Committee
Compliance Risk Committee
Operational Risk Committee
Compensation & Benefits Oversight Committee
Risk Review (Internal Audit)
Disclosure Committee
Level III
Management Level Sub-Committees

Group	Overview and Responsibilities	Activities
Board of Directors	• Oversight capacity • Oversees that Key's risks are managed in a manner that is effective and balanced • Fiduciary duty to Key's shareholders	• Understands Key's risk philosophy • Approves the risk appetite • Inquires about risk practices • Reviews the portfolio of risks • Compares the actual risks to the risk appetite • Is apprised of significant risks, both actual and emerging, and determines whether management is responding appropriately • Challenges management and promotes accountability
Board of Directors Risk Committee[a]	• Assists the Board in oversight of strategies, policies, procedures, and practices relating to the assessment and management of enterprise-wide risk, including credit, market, liquidity, model, operational, compliance, strategic, and technology risks • Assists the Board in overseeing risks related to capital adequacy, capital planning, and capital actions	• Reviews and provides oversight of management's activities related to the enterprise-wide risk management framework, which includes an annual review of the ERM Policy, including the Risk Appetite Statement, and management and ERM reports • Approves any material changes to Executive Level (Level II) Risk Governance Committee charters and significant policies relating to risk management, including corporate risk metrics for major risk categories
Board of Directors Compensation & Organization Committee[a]	• Assists the Board in oversight of compensation policies and practices to support Key's efforts to attract, retain, develop, motivate, and reward a high performing and collaborative workforce to achieve its business objectives	• Oversees compensation for Key's Board-Reported Executives, talent management and organizational development, including succession planning, leadership development and strategic hiring objectives
Board of Directors Nominating & Corporate Governance Committee[a]	• Assists the Board with oversight of corporate governance matters and Key's policies and practices on significant issues of corporate responsibility	• Oversees the evaluation of the Board, the directors, and the Lead Director • Provides guidance on Board-related matters, including director candidates, director compensation, director independence, the Board committee structure, and succession planning matters • Reviews the Corporate Governance Guidelines • Provides oversight with respect to community investment strategy
Board of Directors Technology Committee [a]	• Assists the Board with oversight of major technology investments and technology risks	• Supports Key's strategic objectives in areas such as cybersecurity, fraud, and data, project management, technology strategy, technology innovation, and emerging technology trends • In consultation with the Risk Committee, oversees technology-related risks including (but not limited to) cybersecurity, business resiliency, and other technology-related risks as necessary and appropriate
Board of Directors Audit Committee[a]	• Assists the Board in oversight of financial statement integrity, regulatory and legal requirements, independent auditors' qualifications and independence, and the performance of the internal audit function and independent auditors • Assists the Board in oversight of financial reporting, legal matters, and fraud risk	• Meets with management and approves significant policies relating to the risk areas overseen by the Audit Committee • Receives reports on enterprise risk • Convenes to discuss the content of our financial disclosures and quarterly earnings releases
Executive Level (Level II) Risk Governance Committees	• Includes ERM Committee, Asset Liability Committee, Capital Committee, Credit Risk Committee, Compliance Risk Committee, and Operational Risk Committee, as well as the Compensation & Benefits Oversight Committee and the Disclosure Committee. Level II Risk Governance Committees report to the Risk Committee of the Board (except for the Compensation & Benefits Oversight Committee, which reports to the Compensation & Organization Committee of the Board, and the Disclosure Committee, which reports to the Audit Committee of the Board) and are generally responsible for the activities listed herein	• Escalation of risk issues, particularly issues that have the potential to increase aggregated risk beyond Key's risk appetite, to the appropriate Level I Governance Committee, typically the Risk or Audit Committees of the Board • Identifying early warning events or trends, top and emerging risks and discussing forward looking assessments • Approving certain risk metrics • Monitoring certain metric limits, as well as associated risk levels to the Board approved risk appetite • Providing governance, direction, oversight and high-level management of their associated risk and the risk assessment process which is used in capital adequacy stress testing; • Monitoring stress testing results related to their associated risks (if required per committee charter) and escalating emerging risks as appropriate • Providing assurance, advice and support to the Risk Committee on their associated risk
Management Level (Level III) Risk Governance Committees	• Includes attendees from each of the Three Lines of Defense: First Line (line of business and support areas), Second Line (risk management), and Third Line (internal audit function)	• Supports the ERM Committee, Asset Liability Committee, Capital Committee, Credit Risk Committee, Compliance Risk Committee, and Operational Risk Committee, as well as the Compensation & Benefits Oversight Committee and the Disclosure Committee, by identifying early warning events and trends, escalating emerging risks, and discussing forward-looking assessments
Internal Audit	• Provides the KeyCorp Board and management with independent, risk-based, and objective assurance, advice, insight, and foresight	• Conducts objective examinations of evidence for the purpose of providing independent assessments to the Audit Committee, management, and outside parties on the adequacy and effectiveness of business processes, risk management activities, internal controls, and governance processes for KeyCorp

(a) Certain Board Committees, including the Audit and Risk Committees, meet jointly, as appropriate, to discuss matters that relate to each committee's responsibilities. Committee chairpersons routinely meet with management during interim months to plan agendas for upcoming meetings and to discuss emerging trends and events that have transpired since the preceding meeting. All members of the Board receive formal reports designed to keep them abreast of significant developments during the interim months.

We utilize a Three Lines of Defense model for risk governance which establishes roles and responsibilities for each of the Three Lines, consisting of Business and Support Areas, Risk Management, and Internal Audit relative to the management and oversight of risk. As the first line of defense, Lines of Business and Support Areas have the primary responsibility to accept, own, and proactively identify, monitor, and manage risk. The second line of defense, Risk Management, provides independent, centralized oversight over all risk categories by aggregating, analyzing, and reporting risk information. The third line of defense, Internal Audit, is responsible for independently evaluating the appropriateness of the risk governance framework for the size, complexity, and risk profile of Key.

Market risk management

Market risk is the risk that movements in market risk factors, including interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and volatilities will reduce Key's income and the value of its portfolios. These factors influence prospective yields, values, or prices associated with the instrument. We are exposed to market risk both in our trading and nontrading activities, which include asset and liability management activities. Our risk management activities are focused on ensuring that we properly identify, measure, and manage such risks across the entire enterprise to maintain safety and soundness, and to maximize profitability. Information regarding our fair value policies, procedures, and methodologies is provided in Note 1 ("Summary of Significant Accounting Policies") under the heading "Fair Value Measurements" and Note 5 ("Fair Value Measurements") in this report.

Trading market risk

Key incurs market risk as a result of trading activities that are used in support of client facilitation and hedging activities, principally within our investment banking and capital markets businesses. Key has exposures to a wide range of risk factors including interest rates, equity prices, foreign exchange rates, credit spreads, and commodity prices, as well as the associated implied volatilities and spreads. Our primary market risk exposures are a result of trading and hedging activities in the derivative and fixed income markets, including securitization exposures. At December 31, 2025, we did not have any re-securitization positions. We maintain modest trading inventories to facilitate customer flow, make markets in securities, and hedge certain risks including but not limited to credit spread risk and interest rate risk. The risks associated with these activities are mitigated in accordance with the Market Risk policies. The majority of our positions are traded in active markets.

Governance structure - Trading market risk

Market risk management is an integral part of Key's risk culture. The Joint KeyCorp and KeyBank National Association Risk Committee ("Board Risk Committee") provides oversight of trading market risks. The ALCO and the Market Risk Committee regularly review and discuss market risk exposures and results of monitoring activities. Market risk policies and procedures have been defined and take into account our tolerance for risk and consideration for the business environment. The Market Risk Committee approves market risk policies and recommends our significant market risk policy to the ALCO and the Board Risk Committee for approval.

MTRM, as the second line of defense, is an independent risk management function that partners with the lines of business to identify, measure, and monitor market risks throughout our company. MTRM is responsible for ensuring transparency of significant market risks, monitoring compliance with established limits, and escalating limit exceptions to appropriate senior management. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. Market risk is monitored through various measures, such as VaR, and through routine stress testing, sensitivity, and scenario analyses. MTRM conducts stress tests for each position using historical worst case and standard shock scenarios. VaR, stressed VaR, and other analyses are prepared daily and distributed to appropriate management.

Covered positions. We monitor the market risk of our covered positions as defined in the Market Risk Rule, which includes all of our trading positions as well as all foreign exchange and commodity positions, regardless of whether the position is in a trading account. Key's covered positions may also include mortgage-backed and asset-backed securities that may be identified as securitization positions or re-securitization positions under the Market Risk Rule. MTRM as well as the LOB that trades securitization positions monitor the positions, the portfolio composition and the risks identified in this section on a daily basis consistent with the Market Risk policies and procedures. At December 31, 2025, covered positions did not include any re-securitization positions. Instruments that are used to hedge nontrading activities, such as bank-issued debt and loan portfolios, equity positions that are not actively traded, and securities financing activities, do not meet the definition of a covered position. MTRM conducts an initial assessment of a position and shares with the Covered Position Working Group, which provides recommendation of the classification of a position, with final determination made by MTRM and legal. Decisions on the classification of Covered Positions are communicated to the Market Risk Committee as needed.

Our significant portfolios of covered positions are detailed below. We analyze market risk by portfolios of covered positions and do not separately measure and monitor our portfolios by risk type. The descriptions below incorporate the respective risk types associated with each of these portfolios.

- Fixed income includes those instruments associated with our capital markets business and the trading of securities as a dealer. These instruments may include positions in municipal bonds, bonds backed by the U.S. government, agency and corporate bonds, certain mortgage-backed and asset-backed securities, securities issued by the U.S. Treasury, money markets, and certain CMOs. The activities and instruments within the fixed income portfolio create exposures to interest rate and credit spread risks.
- Interest rate derivatives include interest rate swaps, caps, and floors, which are transacted primarily to accommodate the needs of commercial loan clients. In addition, we enter into interest rate derivatives to offset or mitigate the interest rate risk related to the client positions. The activities within this portfolio create exposures to interest rate risk.

VaR and stressed VaR. VaR is the estimate of the maximum amount of loss on an instrument or portfolio due to adverse market conditions during a given time interval within a stated confidence level. Stressed VaR is used to assess extreme conditions on market risk within our trading portfolios. MTRM calculates VaR and stressed VaR at various confidence levels daily, and the results are closely monitored. VaR and stressed VaR results are also provided to our regulators and utilized in regulatory capital calculations.

We use a historical simulation VaR model to measure the potential adverse effect of changes in interest rates, foreign exchange rates, equity prices, and credit spreads on the fair value of our covered positions and other non-covered positions. Historical moves in risk factors across various asset classes are incorporated in VaR metrics. Additional consideration is given to the risk factors to estimate the exposures that contain optionality features, such as options and cancellable provisions. VaR is calculated using daily observations over a one-year lookback period and approximates a 95% confidence level. Statistically, this means that we would expect to incur losses greater than VaR, on average, five out of 100 trading days, or three to four times each quarter.

The VaR model is an effective tool in estimating ranges of possible gains and losses on our positions. However, there are limitations inherent in the VaR model since it uses historical results over a given time interval to estimate future performance. Historical results may not be indicative of future results, and changes in the market or composition of our portfolios could have a significant impact on the accuracy of the VaR model. We regularly review and enhance the modeling techniques, inputs, and assumptions used. The VaR model undergoes periodic review and validation by Key's Model Risk team. The Model Risk Committee oversees the Model Validation Program, and results of validations are discussed with the ERM Committee.

MTRM backtests the VaR model on a daily basis to evaluate its predictive power. The test compares VaR model results at the 99% confidence level to daily held profit and loss (the profit/loss resulting from changes in risk factors applied to the previous trading day's closing positions; held profit and loss excludes fees, commissions, reserves, net interest income, and intraday trading). Backtesting exceptions occur when daily held profit and loss exceeds VaR. There were four backtesting exceptions for KeyCorp during the past 250 trading days ended December 31, 2025, generally caused by large moves in rates. The total number of VaR backtesting breaches for KeyCorp over the preceding 250 trading days is used to determine the multiplier for the VaR based capital requirement under the Market Risk Rule. The multiplier increases from a minimum of 3.0 to a maximum of 4.0, depending on the number of backtesting exceptions. All KeyCorp backtesting exceptions are thoroughly reviewed in the context of VaR model use and performance. The backtesting multiplier for KeyCorp was 3.0 for both December 31, 2025, and December 31, 2024. We do not engage in correlation trading or utilize the internal model approach for measuring default and credit migration risk. Our net VaR approach incorporates diversification, but our VaR calculation does not include the impact of counterparty risk and our own credit spreads on derivatives.

The aggregate VaR at the 99% confidence level with a one day holding period for all covered positions was $0.8 million at December 31, 2025, and $1.4 million at December 31, 2024. Figure 23 summarizes our VaR at the 99% confidence level with a one day holding period for significant portfolios of covered positions for the three months ended December 31, 2025, and December 31, 2024.

Figure 23. VaR for Significant Portfolios of Covered Positions

| | 2025 | | | | 2024 | | | |
| | Three months ended December 31, | | | | Three months ended December 31, | | | |
Dollars in millions	High	Low	Mean	December 31,	High	Low	Mean	December 31,
Trading account assets:								
Fixed income	$ 1.3	$ .6	$ .9	$ .7	$ 1.3	$ .4	$ .9	$ .8
Derivatives:								
Interest rate	$ .2	$ .1	$ .1	$ .1	$ .6	$ .4	$ .5	$ .5

Stressed VaR is calculated by running the portfolios through a predetermined stress period which is approved by the Market Risk Committee and is calculated at the 99% confidence level using the same model and assumptions used for general VaR. The aggregate stressed VaR for all covered positions was $2.6 million at December 31, 2025, and $5.2 million at December 31, 2024. Figure 24 summarizes our stressed VaR at the 99% confidence level with a one day holding period for significant portfolios of covered positions for the three months ended December 31, 2025, and December 31, 2024. Changes in VaR are dependent on portfolio composition, inventory levels, and other market factors.

Figure 24. Stressed VaR for Significant Portfolios of Covered Positions

| | 2025 | | | | 2024 | | | |
| | Three months ended December 31, | | | | Three months ended December 31, | | | |
Dollars in millions	High	Low	Mean	December 31,	High	Low	Mean	December 31,
Trading account assets:								
Fixed income	$ 2.3	$ .9	$ 1.6	$ 2.3	$ 5.2	$ 1.3	$ 3.3	$ 4.8
Derivatives:								
Interest rate	$ .3	$ .1	$ .2	$ .2	$ .4	$ .2	$ .3	$ .3

Market risk is a component of our internal capital adequacy assessment. Our risk-weighted assets include a market risk-equivalent asset amount, which consists of a VaR component, stressed VaR component, a *de minimis* exposure amount, and a specific risk add-on including the securitization positions. The aggregate market value of the securitization positions as defined by the Market Risk Rule was $19 million at December 31, 2025, all of which were mortgage-backed security positions. Specific risk is the price risk of individual financial instruments, which is not accounted for by changes in broad market risk factors and is measured through a standardized approach. Market risk weighted assets, including the specific risk calculations, are run quarterly by MTRM in accordance with the Market Risk Rule, and approved by the Chief Market & Treasury Risk Officer.

Nontrading market risk

Most of our nontrading market risk is derived from interest rate fluctuations and its impacts on our traditional loan and deposit products, as well as investments, hedging relationships, long-term debt, and certain short-term borrowings. Interest rate risk, which is inherent in the banking industry, is measured by the potential for fluctuations in net interest income and the EVE. Such fluctuations may result from changes in interest rates and differences in the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. We manage the exposure to changes in net interest income and the EVE in accordance with our risk appetite and in accordance with the Board-approved ERM policy.

Interest rate risk positions are influenced by a number of factors, including the balance sheet positioning that arises out of customer preferences for loan and deposit products, economic conditions, the competitive environment within our markets, changes in market interest rates that affect client activity, and our hedging, investing, funding, and capital positions. The primary components of interest rate risk exposure consist of reprice risk, basis risk, yield curve risk, and option risk.

- *"Reprice risk"* is the exposure to changes in the level of interest rates and occurs when the volume of interest-bearing liabilities and the volume of interest-earning assets they fund (e.g., deposits used to fund loans) do not mature or reprice at the same time.
- *"Yield curve risk"* is the exposure to nonparallel changes in the slope of the yield curve (where the yield curve depicts the relationship between the yield on a particular type of security and its term to maturity) and occurs when interest-bearing liabilities and the interest-earning assets that they fund do not price or reprice to the same term point on the yield curve.
- *"Option risk"* is the exposure to a customer or counterparty's ability to take advantage of the interest rate environment and terminate or reprice one of our assets, liabilities, or off-balance sheet instruments prior to contractual maturity. Option risk occurs when exposures to customer and counterparty early withdrawals or prepayments are not mitigated with an offsetting position or appropriate compensation.
- *"Basis risk"* is the exposure to asymmetrical changes in interest rate indexes and occurs when floating-rate assets and floating-rate liabilities reprice at the same time, but in response to different market factors or indexes.

Governance structure - Nontrading market risk

The management of nontrading market risk is centralized within Corporate Treasury. The Risk Committee of our Board provides oversight of nontrading market risk. The ERM Committee, the ALCO, and the Treasury Risk Oversight Committee ("TROC") review reports on the interest rate risk exposures described above. In addition, the ALCO and the TROC review reports on stress tests and sensitivity analyses related to interest rate risk. These committees have various responsibilities related to managing nontrading market risk, including recommending, approving, and monitoring strategies that maintain risk positions within approved tolerance ranges. The A/LM policy provides the framework for the oversight and management of interest rate risk and is administered by the ALCO. The MTRM, as the second line of defense, provides additional oversight.

Net interest income simulation analysis. The primary tool we use to measure our interest rate risk is simulation analysis. For purposes of this analysis, we estimate our net interest income based on the current and projected composition of our on- and off-balance sheet positions, accounting for recent and anticipated trends in customer activity. The analysis also incorporates assumptions for the current and projected interest rate environments and balance sheet growth projections based on a most likely macroeconomic outlook. The modeling incorporates investment portfolio and swap portfolio balances consistent with management's desired interest rate risk positioning. The simulation model estimates the amount of net interest income at risk by simulating the change in net interest income that would occur if rates were to gradually diverge from market expectations over the next 12 months (subject to a floor on market interest rates at zero).

Figure 25 presents the results of the simulation analysis at December 31, 2025, and December 31, 2024. At December 31, 2025, our simulated exposure to changes in interest rates remained neutral. The exposure to declining rates has changed from 0.15% as of December 31, 2024 to (0.35)% as of December 31, 2025, while the exposure to rising rates has changed from (0.39)% as of December 31, 2024 to 0.41% as of December 31, 2025. The modest shift toward asset sensitivity was caused principally by the adoption of a new pricing model for indeterminate maturity interest-bearing deposits in the first quarter of 2025. The new deposit beta model incorporates more historical data and features that we believe more accurately reflect the behavior of our clients in rising and declining interest rate cycles. In addition, since the beginning of the second quarter of 2025, Key now measures simulated change in net interest income relative to implied forwards in a baseline scenario. Previously, metrics were calculated against a flat-rate assumption in the baseline scenario.

We are actively managing the balance sheet to maintain desired IRR positioning in the current environment. Tolerance levels for risk management require the development of remediation plans to maintain residual risk within tolerance if simulation modeling demonstrates that a gradual, parallel 200 basis point increase or 200 basis point decrease in interest rates over the next 12 months would adversely affect net interest income over the same period by more than 5.0%, revised mid-2025 from 5.5% to reflect tighter risk management. Current modeled exposure is within Board-approved tolerances.

Figure 25. Simulated Change in Net Interest Income

	December 31, 2025		December 31, 2024	
Basis point change assumption	-200	+200	-200	+200
Tolerance level	(5.00)%	(5.00)%	(5.50)%	(5.50)%
Interest rate risk assessment	(0.35)%	0.41 %	0.15 %	(0.39)%

Simulation analyses produce an estimate of interest rate exposure based on assumption inputs within the model. Assumptions are tailored to the specific interest rate environment and validated on a regular basis. However, actual results may differ from those derived in simulation analyses due to unanticipated changes to the balance sheet composition, customer behavior, product pricing, market interest rates, changes in management's desired interest rate risk positioning, investment, funding and hedging activities or repercussions from exogenous events.

Regular sensitivity analyses are performed on the model inputs that could materially change the resulting risk assessments. Assessments are performed using different yield curve shapes, including steepenings or flattenings of the curve, immediate changes in market interest rates, and changes in the relationship of money market interest rates. Assessments are also performed on changes to the following assumptions: loan and deposit balances, the pricing of deposits without contractual maturities, changes in lending spreads, prepayments on loans and securities, investment, funding and hedging activities, and liquidity and capital management strategies.

The results of additional assessments indicate that net interest income could increase or decrease from the base simulation results presented in Figure 25. Net interest income is highly dependent on the timing, magnitude, frequency, and path of interest rate changes and the associated assumptions for deposit repricing relationships, lending spreads, and the balance behavior of transaction accounts. If fixed-rate assets increase by $1 billion, or fixed-rate liabilities decrease by $1 billion, then the potential benefit to declining rates would increase by approximately 21 basis points. A five percentage point increase or decrease in the interest-bearing deposit beta assumption changes the current simulation results by approximately 97 basis points.

The current interest rate risk position could fluctuate to higher or lower levels of risk depending on the competitive environment and client behavior that may affect the actual volume, mix, maturity, and repricing characteristics of loan and deposit flows. Corporate Treasury's discretionary activities related to funding, investing, and hedging may also change as a result of changes in customer business flows or changes in management's desired interest rate risk positioning. As changes occur to both the configuration of the balance sheet and the outlook for the economy, management proactively evaluates hedging opportunities that may change the interest rate risk profile.

Simulations are also conducted that measure the effect of changes in market interest rates in the second and third years of a three-year horizon. These simulations are conducted in a similar manner to those based on a 12-month horizon. To capture longer-term exposures, changes in the EVE are calculated as discussed in the following section.

Economic value of equity modeling. EVE complements net interest income simulation analysis as it estimates risk exposure beyond 12-, 24-, and 36-month horizons. EVE modeling measures the extent to which the economic values of assets, liabilities, and off-balance sheet instruments may change in response to fluctuations in interest rates. EVE is calculated by subjecting the balance sheet to an immediate increase or decrease in interest rates, measuring the resulting change in the values of assets, liabilities, and off-balance sheet instruments, and comparing those amounts with the base case of the current interest rate environment. EVE policy limits are measured against a +/-200 basis point scenario subject to a floor on market interest rates at zero. This analysis is highly dependent upon assumptions applied to assets and liabilities with non-contractual maturities. Those assumptions are based on historical behaviors, as well as forward expectations. Remediation plans are similarly developed if the analysis indicates that the EVE will decrease by 15% or more in response to an instantaneous increase or decrease in interest rates. The position is within these guidelines as of December 31, 2025.

Management of interest rate exposure. The results of the various interest rate risk analyses are used to formulate A/LM strategies to achieve the desired risk profile while managing to objectives for capital adequacy and liquidity risk exposures. Specifically, risk positions are managed by purchasing or selling securities, issuing term debt with floating or fixed interest rates, and using derivatives. Interest rate swaps and options are predominantly used, which modify the interest rate characteristics of certain assets and liabilities.

Figure 26 shows all swap positions held for A/LM purposes. These positions are used to convert the contractual interest rate index of agreed-upon amounts of assets and liabilities (i.e., notional amounts) to another interest rate index. For example, fixed-rate debt is converted to a floating rate through a "receive fixed/pay variable" interest rate swap. The volume, maturity, and mix of portfolio swaps change frequently to reflect broader A/LM objectives and the balance sheet positions to be hedged. For more information about how interest rate swaps are used to manage the risk profile, see Note 7 ("Derivatives and Hedging Activities").

Figure 26. Portfolio Swaps and Options by Interest Rate Risk Management Strategy

	December 31, 2025					December 31, 2024	
			Weighted-Average				
Dollars in millions	Notional Amount	Fair Value	Maturity (Years)	Receive Rate	Pay Rate	Notional Amount	Fair Value
Receive fixed/pay variable — conventional loans	$ 37,050	$ 66	1.7	3.3 %	3.8 %	$ 18,750	$ (442)
Receive fixed/pay variable — conventional debt	8,722	(198)	4.2	2.7	3.8	9,818	(470)
Receive fixed/pay variable — forward loans	2,200	40	2.6	4.1	3.8	19,200	(114)
Receive fixed/pay variable — forward debt	—	—	—	—	—	950	(22)
Pay fixed/receive variable — conventional debt	50	—	2.5	4.0	3.6	50	1
Pay fixed/receive variable — securities	10,194	(100)	2.2	3.8	4.1	9,405	5
Total portfolio swaps	$ 58,216	$ (192) [(a)]	2.2	3.3 %	3.8 %	$ 58,173	$ (1,042) [(a)]
Floors — forward purchased	$ 3,250	$ —	.1	— %	— %	$ 3,250	$ 2
Floors — forward sold	3,250	—	.1	—	—	3,250	(1)
Total floors	$ 6,500	$ —	—	— %	— %	$ 6,500	$ 1

(a)   Excludes accrued interest of $173 million and $51 million at December 31, 2025, and December 31, 2024, respectively.

Liquidity risk management

Liquidity risk, which is inherent in the banking industry, is measured by our ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund new business opportunities at a reasonable cost, in a timely manner, and without adverse consequences. Liquidity management involves maintaining sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in cash flows of assets and liabilities under both normal and adverse conditions.

Governance structure

We manage liquidity for all of our affiliates on a consolidated basis. This approach considers the funding sources available to each entity, as well as each entity's capacity to manage through adverse conditions.

The management of consolidated liquidity risk is centralized within Corporate Treasury. Oversight and governance is provided by the Board, the ALCO, the TROC, and the Chief Risk Officer. The Asset Liability Management Policy provides the framework for the oversight and management of liquidity risk and is administered by the ALCO. The Corporate Treasury Oversight group within MTRM, as the second line of defense, provides additional oversight. Our current liquidity risk management practices are in compliance with the Federal Reserve Board's Enhanced Prudential Standards.

These committees mentioned above regularly review liquidity and funding summaries, liquidity trends, peer comparisons, variance analyses, liquidity projections, internal liquidity stress tests, and goal tracking reports. The reviews generate a discussion of positions, trends, and directives on liquidity risk and shape a number of our decisions. When liquidity pressure is elevated, positions are monitored more closely and reporting is more intensive. To ensure that emerging issues are identified, we monitor an extensive set of systemic and idiosyncratic early warning indicators daily.

Factors affecting liquidity

Our liquidity could be adversely affected by both direct and indirect events. An example of a direct event would be a downgrade in our credit ratings by a rating agency. Examples of indirect events (events unrelated to us) that could impair our access to liquidity would be an act of terrorism or war, natural disasters, global pandemics, political events, or the default or bankruptcy of a major corporation, mutual fund, or hedge fund. Similarly, market speculation, or rumors about us or the banking industry in general, may adversely affect the cost and availability of normal funding sources.

Our credit ratings and rating agency outlooks at December 31, 2025, are shown in Figure 27. While we believe these credit ratings, under normal conditions in the capital markets, will enable KeyCorp or KeyBank to issue fixed income securities to investors, downgrades in our credit ratings could increase our cost of funds, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing to lend to us.

Figure 27. Credit Ratings

December 31, 2025	Outlook	Short-Term Borrowings	Long-Term Deposits[a]	Senior Long-Term Debt	Subordinated Long-Term Debt	Capital Securities	Preferred Stock
KEYCORP							
Standard & Poor's	Stable	A-2	N/A	BBB	BBB-	BB	BB
Moody's	Positive	P-2	N/A	Baa2	Baa2	Baa3	Ba1
Fitch Ratings, Inc.	Stable	F1	N/A	A-	N/A	BB+	BB+
DBRS, Inc.	Stable	R-1 (low)	N/A	A (low)	BBB (high)	BBB (high)	BBB (low)
KEYBANK							
Standard & Poor's	Stable	A-2	N/A	BBB+	BBB	N/A	N/A
Moody's	Positive	P-2	P-1/A2	Baa1	Baa2	N/A	N/A
Fitch Ratings, Inc.	Stable	F1	F1/A	A-	BBB+	N/A	N/A
DBRS, Inc.	Stable	R-1 (low)	A	A	A (low)	N/A	N/A

(a)   P-1 rating assigned by Moody's is specific to KeyBank's short-term bank deposit ratings. F1 assigned by Fitch Ratings, Inc. is specific to KeyBank's short-term deposit ratings.

Managing liquidity risk

Most of our liquidity risk is derived from our business model, which involves taking in deposits, many of which can be withdrawn at any time, and lending them out in the form of illiquid loan assets. The assessments of liquidity risk are measured under the assumption of normal operating conditions as well as under stressed environments. We manage these exposures in accordance with our risk appetite, and within Board-approved policy limits.

We regularly monitor our liquidity position and funding sources and measure our capacity to obtain funds in a variety of hypothetical scenarios in an effort to maintain an appropriate mix of available and affordable funding. In the normal course of business, we perform a monthly internal liquidity stress test at the consolidated KeyCorp level. From time to time, we may conduct internal liquidity stress tests more frequently, and use assumptions to reflect the changed market environment. Our testing incorporates estimates for loan and deposit lives based on our historical studies. Internal liquidity stress tests analyze potential liquidity scenarios under various funding constraints and time periods. Ultimately, they determine the periodic effects that major direct and indirect events would have on our access to funding markets and our ability to fund our normal operations. To compensate for the effect of these assumed liquidity pressures, we consider alternative sources of liquidity and maturities over different time periods to project how funding needs would be managed.

Our primary source of funding for KeyBank is customer deposits resulting in a consolidated loan-to-deposit ratio of 72.5% as of December 31, 2025. If the cash flows needed to support operating and investing activities are not satisfied by deposit balances, we rely on wholesale funding or on-balance sheet liquid reserves. Additionally, excess cash generated by operating, investing, and deposit-gathering activities may be used to repay outstanding debt or invest in liquid assets.

We maintain a Contingency Funding Plan that outlines the process for addressing a liquidity crisis. As part of the plan, we maintain on-balance sheet liquid reserves referred to as our liquid asset portfolio, which consists of high quality liquid assets. During a stress period, that reserve could be used as a source of funding to provide time to develop and execute a longer-term strategy. Figure 28 shows our available contingent liquidity at December 31, 2025 and December 31, 2024. As of December 31, 2025, our secured term borrowings were $810 million, a decrease of $519 million compared to December 31, 2024 due to a reduction in FHLB borrowings.

Figure 28. Available Contingent Liquidity

December 31, *Dollars in billions*		2025		2024
Available contingent liquidity:				
Unpledged securities	$	**29.4**	$	25.5
Net balances of federal funds sold and balances in our Federal Reserve account		**9.3**		17.4
Unused secured borrowing capacity at the Federal Reserve Bank of Cleveland		**39.5**		36.7
Unused secured borrowing capacity at the FHLB		**18.9**		18.9
Total	$	**97.0**	$	98.5

Long-term liquidity strategy

Our long-term liquidity strategy is to be predominantly funded by core deposits. However, we may use wholesale funds to sustain an adequate liquid asset portfolio, meet daily cash demands, and allow management flexibility to execute business initiatives. Key's client-based relationship strategy provides for a strong core deposit base that, in conjunction with intermediate and long-term wholesale funds managed to a diversified maturity structure and investor base, supports our liquidity risk management strategy. We use the loan-to-deposit ratio as a metric to monitor these strategies. Our target loan-to-deposit ratio is around 80% (at December 31, 2025, our loan-to-deposit ratio was 72.5%), which we calculate as the sum of total loans, loans held for sale, and nonsecuritized discontinued loans divided by deposits.

Liquidity programs

We have several liquidity programs that are designed to enable KeyCorp and KeyBank to raise funds in the public and private debt markets. The proceeds from most of these programs can be used for general corporate purposes, including acquisitions. These liquidity programs are reviewed from time to time by the Board and are renewed and replaced as necessary. There are no restrictive financial covenants in any of these programs.

KeyCorp maintains a Medium-Term Note Program that permits KeyCorp to issue notes with original maturities of nine months or more. At December 31, 2025, KeyCorp had $13.3 billion available for issuance under the Medium-Term Note Program.

Under its Bank Note Program, KeyBank may issue up to $20 billion of notes. At December 31, 2025, there was $20.0 billion available for issuance under the KeyBank Bank Note Program.

Liquidity for KeyCorp

The primary sources of liquidity for KeyCorp are dividends from KeyBank and the proceeds from the issuance of debt and capital securities. KeyCorp has sufficient liquidity when it can service its debt; support customary corporate operations and activities (including acquisitions); support occasional guarantees of subsidiaries' obligations in transactions with third parties at a reasonable cost, in a timely manner, and without adverse consequences; and fund capital distributions in the form of dividends and share buybacks.

We use a parent cash coverage months metric as the primary measure to assess parent company liquidity. The parent cash coverage months metric measures the number of months into the future where projected obligations can be met with the current quantity of liquidity. We generally issue term debt to supplement dividends from KeyBank to manage our liquidity position at or above our targeted levels. The parent company generally maintains cash and short-term investments in an amount sufficient to meet projected debt maturities and dividends for the next 24 months. At December 31, 2025, KeyCorp held $4.9 billion in cash and short-term investments, which we projected to be sufficient to meet our projected obligations, including the repayment of our maturing debt obligations for the periods prescribed by our risk tolerance.

Typically, KeyCorp meets its liquidity requirements through regular dividends from KeyBank, supplemented with the proceeds from term debt issuances. Federal banking law limits the amount of capital distributions that a bank can make to its holding company without prior regulatory approval. A national bank's dividend-paying capacity is affected by several factors, including net profits (as defined by statute) for the two previous calendar years and for the current year, up to the date of dividend declaration. During 2025, KeyBank paid $1.4 billion in cash dividends to KeyCorp, and during the fourth quarter of 2025, KeyBank paid $525 million in cash dividends to KeyCorp. At December 31, 2025, KeyBank had $783 million in regulatory capacity to pay any dividends to KeyCorp without prior regulatory approval.

Our liquidity position and recent activity

Our liquid asset portfolio, which includes overnight and short-term investments, as well as unencumbered, high quality liquid securities held as protection against a range of potential liquidity stress scenarios, continues to exceed the amount that we estimate would be necessary to manage through an adverse liquidity event by providing sufficient time to develop and execute a longer-term solution.

On December 29, 2025 all of the KeyBank outstanding 4.700% Fixed Rate Senior Bank Notes due January 26, 2026 were called at a redemption price equal to 100% of the outstanding principal amount of the Senior Bank Notes plus accrued and unpaid interest to, but excluding, the redemption date.

In addition, on January 28, 2026, also under the Medium-Term Note Program, KeyCorp issued $750 million of 5.305% Fixed-to-Floating Rate Senior Notes due January 28, 2037.

From time to time, KeyCorp or KeyBank may seek to retire, repurchase, or exchange outstanding debt, capital securities, preferred shares, or common shares through cash purchase, privately negotiated transactions or other means. Additional information on repurchases of Common Shares by KeyCorp is included in Part II, Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities of this report. Such transactions depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, regulatory requirements, and other factors. The amounts involved may be material, individually or collectively.

The Consolidated Statements of Cash Flows summarize our sources and uses of cash by type of activity for the years ended December 31, 2025, and December 31, 2024.

Credit risk management

Credit risk is the risk of loss arising from an obligor's inability or failure to meet contractual payment or performance terms. Like other financial services institutions, we make loans, extend credit, distribute credit risk, purchase securities, provide financial and payments products, and enter into financial derivative contracts, all of which have related credit risk.

Credit policy, approval, and evaluation

We manage credit risk exposure through a multifaceted program. The Credit Risk Committee recommends Significant Level 1 credit policies to the Board Risk Committee for approval. These policies are communicated throughout the organization to foster a consistent approach to granting credit.

Our credit risk management team and certain individuals within our lines of business, to whom credit risk management has delegated limited credit authority, are responsible for credit approval. Individuals with assigned credit authority are authorized to grant exceptions to credit policies. It is not unusual to make exceptions to established policies when mitigating circumstances dictate, however, a corporate level tolerance has been established to keep exceptions at an acceptable level based upon portfolio and economic considerations.

Our credit risk management team uses risk models to evaluate consumer loans. These models, known as scorecards, forecast the probability of serious delinquency and default for an applicant. The scorecards are embedded in the application processing system, which allows for real-time scoring and automated decisions for many of our products. We periodically validate the loan scoring processes.

We maintain an active concentration management program to mitigate concentration risk in our credit portfolios. For individual obligors, we employ a sliding scale of exposure, known as hold limits, which is dictated by the type of loan and strength of the borrower.

Allowance for loan and lease losses



We estimate the appropriate level of the ALLL on at least a quarterly basis. The methodology used is described in Note 1 ("Summary of Significant Accounting Policies") under the heading "Allowance for Loan and Lease Losses." Briefly, the ALLL estimate uses various models and estimation techniques based on our historical loss experience, current borrower characteristics, current conditions, reasonable and supportable forecasts and other relevant factors. The ALLL at December 31, 2025, represents our best estimate of the lifetime expected credit losses inherent in the loan portfolio at that date. For more information, see Note 4 ("Asset Quality").

As shown in Figure 29, our ALLL from continuing operations increased by $18 million, or 1.3%, from December 31, 2024. The commercial ALLL increased by $41 million, or 4.0%, from December 31, 2024, driven by changes in the economic outlook and loan growth, partly offset by improving credit quality trends. The consumer ALLL decreased $23 million, or 6.2%, from December 31, 2024, driven by the impact of ongoing loan balance reductions and strong credit performance.

Figure 29. Allocation of the Allowance for Loan and Lease Losses

December 31, *Dollars in millions*	2025 Total Allowance	2025 Percent of Allowance to Total Allowance	2025 Percent of Loan Type to Total Loans	2024 Total Allowance	2024 Percent of Allowance to Total Allowance	2024 Percent of Loan Type to Total Loans
Commercial and industrial	$ 745	50.6 %	54.1 %	$ 639	45.4 %	50.7 %
Commercial real estate:						
Commercial mortgage	252	19.2	12.9	320	22.7	12.8
Construction	55	3.5	2.7	51	3.6	2.8
Total commercial real estate loans	307	22.7	15.6	371	26.3	15.6
Commercial lease financing	26	1.7	2.1	27	1.9	2.6
Total commercial loans	1,078	75.0	71.8	1,037	73.6	68.9
Real estate — residential mortgage	66	4.7	17.6	90	6.4	19.1
Home equity loans	52	4.7	5.3	70	5.0	6.1
Other consumer loans	149	9.9	4.4	136	9.6	5.0
Credit cards	82	5.7	.9	76	5.4	.9
Total consumer loans	349	25.0	28.2	372	26.4	31.1
Total loans [(a)]	$ 1,427	100.0 %	100.0 %	$ 1,409	100.0 %	100.0 %

(a)   Excludes allocations of the ALLL related to the discontinued operations of the education lending business in the amount of $11 million at December 31, 2025, and $13 million at December 31, 2024.

Net loan charge-offs

Figure 30 shows the trend in our net loan charge-offs by loan type, while the composition of loan charge-offs and recoveries by type of loan is presented in Figure 32. Figure 31 shows the ratio of net charge-offs by loan category as a percentage of the respective average loan balance.

Over the past 12 months, net loan charge-offs decreased $10 million, mainly reflecting a decrease in charge-offs of consumer loans.

Figure 30. Net Loan Charge-offs from Continuing Operations[a]

Year ended December 31,

Dollars in millions	2025		2024	
Commercial and industrial	$	255	$	305
Commercial real estate:				
Commercial mortgage		87		38
Construction		—		—
Total commercial real estate loans		87		38
Commercial lease financing		6		2
Total commercial loans		348		345
Real estate — residential mortgage		(2)		(2)
Home equity loans		(1)		—
Other consumer loans		48		56
Credit cards		37		41
Total consumer loans		82		95
Total net loan charge-offs	$	430	$	440
Net loan charge-offs to average loans		.41 %		.41 %
Net loan charge-offs from discontinued operations — education lending business	$	2	$	3

(a)   Credit amounts indicate that recoveries exceeded charge-offs.

Figure 31. Net Loan Charge-offs to Average Loans from Continuing Operations[a]

Year ended December 31,

	2025	2024
Commercial and industrial	0.46 %	0.56 %
Commercial real estate:		
Commercial mortgage	0.65	0.27
Construction	0.01	—
Total commercial real estate loans	0.54	0.22
Commercial lease financing	0.25	0.05
Total commercial loans	0.47	0.46
Real estate — residential mortgage	(0.01)	(0.01)
Home equity loans	(0.01)	—
Other consumer loans	0.96	1.01
Credit cards	4.08	4.44
Total consumer loans	0.26	0.29
Total net loan charge-offs	0.41 %	0.41 %

(a)   Credit amounts indicate that recoveries exceeded charge-offs.

Figure 32. Summary of Loan and Lease Loss Experience from Continuing Operations

Year ended December 31,
Dollars in millions

	2025		2024
Average loans outstanding	$ 105,660	$	107,724
Allowance for loan and lease losses at beginning of period	$ 1,409	$	1,508
Loans charged off:			
Commercial and industrial	$ 312	$	363
Commercial real estate:			
Commercial mortgage	94		40
Construction	—		—
Total commercial real estate loans [a]	94		40
Commercial lease financing	6		7
Total commercial loans [b]	412		410
Real estate — residential mortgage	2		3
Home equity loans	2		2
Other consumer loans	56		64
Credit cards	45		47
Total consumer loans	105		116
Total loans charged off	517		526
Recoveries:			
Commercial and industrial	57		58
Commercial real estate:			
Commercial mortgage	7		2
Construction	—		—
Total commercial real estate loans [a]	7		2
Commercial lease financing	—		5
Total commercial loans [b]	64		65
Real estate — residential mortgage	4		5
Home equity loans	3		2
Other consumer loans	8		8
Credit cards	8		6
Total consumer loans	23		21
Total recoveries	87		86
Net loan charge-offs	(430)		(440)
Provision (credit) for loan and lease losses	448		341
Allowance for loan and lease losses at end of year	$ 1,427	$	1,409
Liability for credit losses on lending-related commitments at beginning of the year	290		296
Provision (credit) for losses on lending-related commitments	23		(6)
Liability for credit losses on lending-related commitments at end of the year [c]	$ 313	$	290
Total allowance for credit losses at end of the year	$ 1,740	$	1,699
Net loan charge-offs to average total loans	.41 %		.41 %
Allowance for loan and lease losses to period-end loans	1.34		1.35
Allowance for credit losses to period-end loans	1.63		1.63
Allowance for loan and lease losses to nonperforming loans	232.0		185.9
Allowance for credit losses to nonperforming loans	282.9		224.1
Discontinued operations — education lending business:			
Loans charged off	$ 3	$	4
Recoveries	1		1
Net loan charge-offs	$ (2)	$	(3)

(a)   See Figure 11 and the accompanying discussion in the "Loans and loans held for sale" section for more information related to our commercial real estate loan portfolio.
(b)   See Figure 10 and the accompanying discussion in the "Loans and loans held for sale" section for more information related to our commercial loan portfolio.
(c)   Included in "accrued expense and other liabilities" on the balance sheet.

Nonperforming assets

Figure 33 shows the composition of our nonperforming assets. As shown in Figure 33, nonperforming assets decreased $145 million during 2025. See Note 1 ("Summary of Significant Accounting Policies") under the headings "Nonperforming Loans," "Impaired Loans," and "Allowance for Loan and Lease Losses" for a summary of our nonaccrual and charge-off policies.

Figure 33. Summary of Nonperforming Assets and Past Due Loans from Continuing Operations

December 31,

Dollars in millions	2025	2024
Commercial and industrial	$ 256	$ 322
Commercial real estate:		
Commercial mortgage	157	243
Construction	—	—
Total commercial real estate loans [a]	157	243
Commercial lease financing	7	—
Total commercial loans [b]	420	565
Real estate — residential mortgage	104	92
Home equity loans	80	89
Other consumer loans	4	5
Credit cards	7	7
Total consumer loans	195	193
Total nonperforming loans	615	758
Nonperforming loans held for sale	3	—
OREO	9	14
Other nonperforming assets	—	—
Total nonperforming assets	$ 627	$ 772
Accruing loans past due 90 days or more	$ 99	$ 90
Accruing loans past due 30 through 89 days	220	206
Nonperforming assets from discontinued operations — education lending business	2	2
Nonperforming loans to period-end portfolio loans	.58 %	.73 %
Nonperforming assets to period-end portfolio loans plus OREO and other nonperforming assets	.59	.74

(a) See Figure 11 and the accompanying discussion in the "Loans and loans held for sale" section for more information related to our commercial real estate loan portfolio.
(b) See Figure 10 and the accompanying discussion in the "Loans and loans held for sale" section for more information related to our commercial loan portfolio.

Figure 34 shows the types of activity that caused the change in our nonperforming loans during each of the last four quarters and the years ended December 31, 2025, and December 31, 2024.

Figure 34. Summary of Changes in Nonperforming Loans from Continuing Operations

Dollars in millions	2025	2025 Quarters				2024
		Fourth	Third	Second	First	
Balance at beginning of period	$ 758	$ 658	$ 696	$ 686	$ 758	$ 574
Loans placed on nonaccrual status	861	248	210	233	170	1,140
Charge-offs	(517)	(124)	(140)	(127)	(126)	(526)
Loans sold	(20)	(7)	(13)	—	—	(72)
Payments	(323)	(124)	(68)	(74)	(57)	(259)
Transfers to OREO	(5)	(1)	(1)	(1)	(2)	(6)
Loans returned to accrual status	(139)	(35)	(26)	(21)	(57)	(93)
Balance at end of period	$ 615	$ 615	$ 658	$ 696	$ 686	$ 758

Operational and compliance risk management

Like all businesses, we are subject to operational risk, which is the risk of loss resulting from human error or malfeasance, inadequate or failed internal processes and systems, and external events. These events include, among other things, threats to our cybersecurity, as we are reliant upon information systems and the internet to conduct our business activities. Operational risk intersects with compliance risk, which is the risk of loss from violations of, or noncompliance with, laws, rules and regulations, prescribed practices, and ethical standards. Under the Dodd-Frank Act, large financial companies like Key are subject to heightened prudential standards and regulation. This heightened level of regulation has increased our operational risk. While operational and compliance risk are separate risk disciplines in KeyCorp's ERM framework, losses and/or additional regulatory compliance costs are included in operational loss reporting and could take the form of explicit charges, increased operational costs, or harm to our reputation.

We seek to mitigate operational risk through identification and measurement of risk, alignment of business strategies with risk appetite and tolerance, and a system of internal controls and reporting. We continuously strive to strengthen our system of internal controls to improve the oversight of our operational risk and to ensure compliance with laws, rules, and regulations. For example, an operational event database tracks the amounts and sources of operational risk and losses. This tracking mechanism helps to identify weaknesses and to highlight the need to take corrective action. We also rely upon software programs designed to assist in assessing operational risk and monitoring our control processes. This technology has enhanced the reporting of the effectiveness of our controls to senior management and the Board.

The Operational Risk Management Program provides the framework for the structure, governance, roles, and responsibilities, as well as the content, to manage operational risk for Key. The Compliance Risk Management Program serves the same function in managing compliance risk for Key. The Operational Risk Committee and the Compliance Risk Committee support the ERM Committee by identifying early warning events and trends, escalating emerging risks, and discussing forward-looking assessments. Both the Operational Risk Committee and the Compliance Risk Committee include attendees from each of the Three Lines of Defense. Primary responsibility for managing and monitoring internal control mechanisms lies with the managers of our various lines of business. The Operational Risk Committee and Compliance Risk Committee are senior management committees that oversee our level of operational and compliance risk and direct and support our operational and compliance infrastructure and related activities. These committees and the Operational Risk Management and Compliance Risk Management functions are an integral part of our ERM Program. Our Internal Audit function regularly assesses the overall effectiveness of our Operational Risk Management and Compliance Risk Management Programs and our system of internal controls. Internal Audit reports the results of reviews on internal controls and systems to senior management and the Audit Committee and updates the Risk Committee, as appropriate, on matters related to the oversight of these controls.

Cybersecurity

For information on our cybersecurity risk management and governance practices, please see Item 1C. Cybersecurity of this report.

GAAP to Non-GAAP Reconciliations

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, nor as a substitute for analyses of results as reported under GAAP.

The tangible common equity ratio and the return on tangible common equity ratio have been a focus for some investors, and management believes that these ratios may assist investors in analyzing Key's capital position without regard to the effects of intangible assets and preferred stock. Since analysts and banking regulators may assess our capital adequacy using tangible common equity, we believe it is useful to enable investors to assess our capital adequacy on these same bases.

Year ended December 31,

Dollars in millions		2025		2024		2023
Tangible common equity to tangible assets at period end						
Key shareholders' equity (GAAP)	$	20,381	$	18,176	$	14,637
Less: Intangible assets		2,760		2,779		2,806
Preferred Stock [(a)]		2,446		2,446		2,446
Tangible common equity (non-GAAP)	$	15,175	$	12,951	$	9,385
Total assets (GAAP)	$	184,381	$	187,168	$	188,281
Less: Intangible assets		2,760		2,779		2,806
Tangible assets (non-GAAP)	$	181,621	$	184,389	$	185,475
Tangible common equity to tangible assets ratio (non-GAAP)		8.36 %		7.02 %		5.06 %
Average tangible common equity						
Average Key shareholders' equity (GAAP)	$	19,493	$	15,408	$	13,881
Less: Intangible assets (average)		2,769		2,793		2,826
Preferred Stock (average)		2,500		2,500		2,500
Average tangible common equity (non-GAAP)	$	14,224	$	10,115	$	8,555
Return on average tangible common equity from continuing operations						
Net income (loss) from continuing operations attributable to Key common shareholders (GAAP)	$	1,685	$	(306)	$	821
Average tangible common equity (non-GAAP)		14,224		10,115		8,555
Return on average tangible common equity from continuing operations (non-GAAP)		11.85 %		(3.03)%		9.60 %
Return on average tangible common equity consolidated						
Net income (loss) attributable to Key common shareholders (GAAP)	$	1,686	$	(304)	$	824
Average tangible common equity (non-GAAP)		14,224		10,115		8,555
Return on average tangible common equity consolidated (non-GAAP)		11.85 %		(3.01)%		9.63 %
Pre-provision net revenue						
Net interest income (GAAP)	$	4,636	$	3,765	$	3,913
Plus: Taxable-equivalent adjustment		35		45		30
Noninterest income		2,842		809		2,470
Less: Noninterest expense		4,703		4,545		4,734
Pre-provision net revenue from continuing operations (non-GAAP)	$	2,810	$	74	$	1,679

(a) Net of capital surplus.

Adjusted noninterest expense and adjusted noninterest income are non-GAAP measures in that they are adjusted to exclude the impact of significant or unusual items. Management believes adjusting for significant or unusual items provide investors with useful information to gain a better understanding of ongoing operations and enhance comparability of results with prior periods, as well as demonstrate the effects of the financial impacts related to those selected items.

Year ended December 31,

Dollars in millions		2025		2024		2023
Adjusted noninterest expense						
Noninterest expense (GAAP)	$	4,703	$	4,545	$	4,734
Adjustments:						
Efficiency related expenses		—		—		(131)
Pension settlement (other expense)		—		—		(18)
FDIC special assessment (other expense)		26		(25)		(190)
Adjusted noninterest expense (non-GAAP)	$	4,729	$	4,520	$	4,395
Adjusted noninterest income						
Noninterest income (GAAP)	$	2,842	$	809	$	2,470
Adjustments:						
Loss on sale of securities for securities repositioning		—		1,833		—
Scotiabank investment agreement valuation (other income)		—		3		—
Adjusted noninterest income (non-GAAP)	$	2,842	$	2,645	$	2,470

Critical Accounting Policies and Estimates

Our business is dynamic and complex. Consequently, we must exercise judgment in choosing and applying accounting policies and methodologies. These choices are critical — not only are they necessary to comply with GAAP, they also reflect our view of the appropriate way to record and report our overall financial performance. All accounting policies are important, and all policies described in Note 1 ("Summary of Significant Accounting Policies") should be reviewed for a greater understanding of how we record and report our financial performance.

In our opinion, some accounting policies are more likely than others to have a critical effect on our financial results and to expose those results to potentially greater volatility. These policies apply to areas of relatively greater business importance, or require us to exercise judgment and to make assumptions and estimates that affect amounts reported in the financial statements. Because these assumptions and estimates are based on current circumstances, they may prove to be inaccurate, or we may find it necessary to change them. The following is a description of our current critical accounting policies. We rely heavily on the use of judgment, assumptions, and estimates to make a number of core decisions, including accounting for the ALLL and assets and liabilities that involve valuation methodologies. In addition, we may employ outside valuation experts to assist us in determining fair values of certain assets and liabilities.

Allowance for loan and lease losses

The allowance for loan and lease losses represents management's estimate of all expected credit losses over the expected contractual life of our existing loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. These critical estimates include significant use of our own historical data and complex methods to interpret them. We have an ongoing process to evaluate and enhance the quality, quantity, and timeliness of our data and interpretation methods used in the determination of these allowances. These evaluations are inherently subjective, as they require material estimates and may be susceptible to significant change, and include, among others:

- PD,
- LGD,
- Outstanding balance of the loan,
- Movement through delinquency stages,
- Amounts and timing of expected future cash flows,
- Value of collateral, which may be obtained from third parties,
- Economic forecasts which are obtained from a third party provider, and
- Qualitative factors, such as changes in current economic conditions, that may not be reflected in modeled results.

As described in our accounting policy related to the ALLL in Note 1 ("Summary of Significant Accounting Policies") of this report under the heading "Allowance for Loan and Lease Losses," we employ a disciplined process and methodology to establish our ALLL, which has three main components: (i) asset specific / individual loan reserves; (ii) quantitative (formulaic or pooled) reserves; and (iii) qualitative (judgmental) reserves.

We use a non-DCF factor-based approach to estimate expected credit losses that include component PD/LGD/EAD models as well as less complex estimation methods for smaller loan portfolios. Probability of default models estimate the likelihood a borrower will cease making payments as agreed. These models use observed loan-level information and projected paths of macroeconomic variables. Borrower credit attributes including FICO scores of consumers and internally assigned risk ratings for commercial borrowers are significant inputs to the models. Consumer FICO scores are refreshed quarterly and commercial risk ratings are updated annually with select borrowers updated more frequently. The macroeconomic trends that have a significant impact on the probability of default vary by portfolio segment. Exposure at default models estimate the loan balance at the time of default. We use an amortization based formulaic approach to estimate account level EAD for all term loans. We use portfolio specific methods in each of our revolving product portfolios. LGD models estimate the loss we will suffer once a loan is in default. Account level inputs to LGD models include collateral attributes, such as loan to value.

If we observe limitations in the data or models, we use model overlays to make adjustments to model outputs to capture a particular risk or compensate for a known limitation. These variables and others may result in actual loan losses that differ from the originally estimated amounts.

This estimate produced by our models is forward-looking and requires management to use forecasts about future economic conditions to determine the expected credit loss over the remaining life of an instrument. Moody's Consensus forecast is our source of macroeconomic projections, including the interest rate forecasts used in the credit models. We use a two year reasonable and supportable period across all products to forecast economic conditions. As the length of the life of a financial asset increases, these inputs may become impractical to estimate as reasonable and supportable. We believe the two year time horizon appropriately aligns with our business planning, available industry guidance, and reliability of various forecasting services. Following this two year period in which supportable forecasts can be generated, for all modeled loan portfolios, we revert expected credit losses to a level that is consistent with our historical information by reverting the macroeconomic variables (model inputs) to their long run average. We revert to historical loss rates for less complex estimation methods for smaller portfolios.

A four quarter reversion period is used where the macroeconomic variables linearly revert to their long run average following the two year reasonable and supportable period. We use a 20 year lookback period for determining long run historical average of the macroeconomic variables. We determined the 20 year lookback period is appropriate as it captures the previous two economic cycles as well as the impact from the pandemic.

The ALLL is sensitive to various macroeconomic drivers such as GDP and unemployment as well as portfolio attributes such as remaining term, outstanding balance, risk ratings, FICO, LTV, and delinquency status. Our ALLL models were designed to capture the correlation between economic and portfolio changes. As such, evaluating shifts in individual portfolio attributes and macroeconomic variables in isolation may not be indicative of past or future performance.

It is difficult to estimate how potential changes in any one factor or input might affect the overall ALLL because we consider a wide variety of factors and inputs in estimating the ALLL. Changes in the factors and inputs considered may not occur at the same rate and may not be consistent across all geographies or product types, and changes in factors and input may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. However, to consider the impact of a hypothetical alternate economic forecast, we compare the modeled quantitative allowance results using a downside economic scenario. The maximum difference in the quarterly macroeconomic variables as of December 31, 2025, between the base and downside scenarios over the two year reasonable and supportable period includes an approximate 6 percentage point decline in GDP annualized growth and an approximate 4 percentage point increase in the U.S. unemployment rate. The difference between these two scenarios would have driven an increase of approximately 1.7x for commercial and 1.6x for the consumer modeled allowance results.

Similarly, deteriorating conditions for portfolio factors were also considered by moderately stressing key portfolio drivers, relative to the baseline portfolio conditions. Stressing risk ratings by two ratings for commercial loans generates a 1.5x increase in the commercial modeled allowance results. Stressing FICO by ten points, and LTV and utilization by 10% for consumer loans generates a 1.1x increase in the consumer modeled allowance results.

Note that these analyses demonstrate the sensitivity of the ALLL to key quantitative assumptions, but exclude potential impacts to non-modeled allowance components and reserves for individually assessed loans. Furthermore, these analyses are not intended to estimate changes in the overall ALLL as they do not reflect qualitative factors, changes in current economic conditions that may not be reflected in quantitatively derived results, and other relevant factors that must be considered to ensure the ALLL reflects our best estimate of current expected credit losses.

Valuation methodologies

Fair value measurements

We measure or monitor many of our assets and liabilities on a fair value basis. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) as opposed to the price that would be paid to acquire the asset or received to assume the liability (an entry price), in an orderly transaction between market participants at the measurement date under current market conditions. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third-party investor under current market conditions.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market are used (Level 2 valuations). Where observable market data is not available, the valuation is generated from model based techniques that use significant assumptions not observable in the market, but observable based on our specific data (Level 3 valuations). Unobservable assumptions reflect our estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

The selection and weighting of the various fair value techniques may result in a fair value higher or lower than carrying value. Considerable judgment may be involved in determining the amount that is most representative of fair value.

For assets and liabilities recorded at fair value, our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items where there is an active market. In certain cases, when market observable inputs for model-based valuation techniques may not be readily available, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. The models used to determine fair value adjustments are regularly evaluated by management for relevance under current facts and circumstances.

Changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. When market data is not available, we use valuation techniques requiring more management judgment to estimate the appropriate fair value.

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary measure of accounting. Fair value is used on a nonrecurring basis to measure certain assets or liabilities (including held-to-maturity securities, commercial loans held for sale, and OREO) for impairment or for disclosure purposes in accordance with current accounting guidance.

Impairment analysis also relates to long-lived assets and core deposit and other intangible assets. An impairment loss is recognized if the carrying amount of the asset is not likely to be recoverable and exceeds its fair value. In determining the fair value, management uses models and applies the techniques and assumptions previously discussed.

See Note 1 under the heading "Fair Value Measurements" and Note 5 ("Fair Value Measurements") for a detailed discussion of determining fair value, including pricing validation processes.

Goodwill

The valuation and testing methodologies used in our analysis of goodwill impairment are summarized in Note 1 under the heading "Goodwill and Other Intangible Assets." Goodwill is initially recorded as the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is tested for impairment for all three of our reporting units: Consumer Bank, Commercial Bank and Institutional Bank. We perform our annual impairment test as of October 1st and on an interim basis if events or changes in circumstances between annual tests suggest additional testing is needed. Testing may be either quantitative or qualitative. Fair value is measured during quantitative tests using a combination of income and market approaches. If the fair value of a reporting unit declines below its carrying value, an impairment charge will be recognized for any amount by which the carrying value exceeds the reporting unit's fair value, to the extent that the loss recognized does not exceed the amount of the goodwill allocated to that reporting unit. When utilizing the qualitative testing approach, Key examines numerous qualitative factors such as financial performance, market capitalization and other industry and economic trends to conclude whether it is more likely than not that goodwill is impaired.

Effective in the first quarter of 2024, we realigned our real estate capital business from our Commercial Bank reporting unit to our Institutional Bank reporting unit. The move was done to align product-based teams to the client-facing businesses they serve with the goal of reducing overhead and complexity and creating a better client experience. Additionally, due to the realignment, a portion of goodwill was reallocated from our Commercial Bank reporting unit to our Institutional Bank reporting unit immediately after the realignment based on the relative fair value of the transferred business. This realignment was identified as a triggering event for purposes of goodwill impairment testing. As a result, interim goodwill impairment tests were performed during the first quarter of 2024 reflecting the reporting units both immediately before and immediately after the realignment, neither of which resulted in impairment.

Key's quantitative test estimates the fair value of the reporting units using the income approach (weighted 50%) and two market based approaches: the publicly traded company approach (weighted 25%) and the recent transactions approach (weighted 25%). For the market based approaches, valuations of reporting units considered a combination of earnings and equity multiples based on either public companies with characteristics similar to the reporting unit or actual prices paid from recent transactions. Since the fair values determined under the market approaches are representative of noncontrolling interests, the valuations incorporated a control premium. For the income approach, estimated future cash flows were derived from internal forecasts and economic expectations for each reporting unit.

The inputs and assumptions utilized for the valuation of each reporting unit include projections of future cash flows, discount rates, valuation multiples of comparable public companies, and recent transaction information. Future cash flows are based on multi-year forecasts for each reporting unit and include inputs and assumptions such as net interest margin, expected credit losses, noninterest income, noninterest expense, and required capital. A terminal growth rate is estimated for each reporting unit based on market expectations of inflation and economic conditions in the financial services industry. Discount rates are developed using the Capital Asset Pricing Model ("CAPM") which considers a risk free rate, 5-year adjusted beta based on peer companies, a market equity risk premium, a size premium, and a company specific risk premium. The discount rates for the Consumer, Commercial, and Institutional reporting units used in the most recent quantitative assessment, which was performed in the first quarter of 2024, were, 13%, 13.5%, and 13.5%, respectively.

The results of the 2024 interim quantitative goodwill impairment tests indicated that the fair values of the Consumer, Commercial and Institutional Bank reporting units were in excess of their respective carrying values both immediately prior to and immediately after the realignment. Therefore, there was no goodwill impairment. This was the most recent quantitative test performed by Key.

We performed an annual qualitative impairment test for all three of our reporting units as of October 1, 2025. This test involved reviewing updated internal forecasts, evaluating market data, assessing reasonableness of critical assumptions used in the last quantitative goodwill impairment test and considering recent transactions and events that could impact the fair value of each reporting unit. Key concluded it was not more likely than not that goodwill was impaired as of October 1, 2025, our annual testing date.

Additionally, we monitored events and circumstances during the period from October 1, 2025 through December 31, 2025, including macroeconomic and market factors, industry and banking sector events, Key specific performance indicators, and updated management forecasts. Based on these considerations, we concluded that it was not more-likely-than-not that the fair value of one or more of the reporting units was below its respective carrying value as of December 31, 2025.

Additional information is provided in Note 11 ("Goodwill and Other Intangible Assets").

Accounting and reporting developments

The following table presents accounting guidance pending adoption.

Standard	Required Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2024-03 and ASU 2025-01 Income Statement— Reporting Comprehensive Income—Expense Disaggregation Disclosures (Topic 220-40)	January 1, 2027 Early adoption is permitted.	The guidance requires public companies disclose additional information about certain types of costs and expenses. The guidance could be applied on a prospective or retrospective basis.	The guidance is not expected to have a material impact on Key's disclosures.
ASU 2025-06— Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40)	January 1, 2028 Early adoption permitted.	The guidance revises the accounting for internal-use software by replacing prescriptive development stage guidance with a principle-based capitalization threshold. Entities are required to begin capitalizing costs when management commits funding and it is probable the software will be completed and used as intended. This guidance may be applied on a prospective, retrospective or modified retrospective basis.	We are currently evaluating the impact of this guidance on its financial condition and results of operations.
ASU 2025-08 Financial Instruments—Credit Losses (Topic 326): Purchased Loans	January 1, 2027 Early adoption is permitted.	This guidance expands the types of acquired financial assets that must use the gross-up approach under ASC 326. Certain non-PCD loans considered "seasoned" are now accounted for using the gross-up approach at acquisition. All non-PCD loans acquired in a business combination are considered "seasoned" and other acquired loans are considered "seasoned" if they were purchased at least 90 days after origination and the acquirer did not originate the loans. This guidance must be applied prospectively to loans that are acquired on or after the initial application date.	While we are currently evaluating the impact of this guidance on its financial condition and results of operations, we would also assess for early adoption upon any applicable future activity.
ASU 2025-09 Derivatives and Hedging (Topic 815) Hedge Accounting Improvements	January 1, 2027 Early adoption is permitted.	The accounting update expands cash flow hedge accounting by allowing the grouping of forecasted transactions with similar risk exposures. It introduces a model that allows entities to hedge forecasted interest payments on certain variable rate debt using simplified assumptions. The guidance also broadens hedge accounting for nonfinancial forecasted transactions, permitting eligible components of spot and forward purchases or sales to be designated as hedged risks. The amendments update hedge accounting for net written options to better reflect changes in interest rate markets proceeding the discontinuation of LIBOR. Further, this new guidance improves accounting for dual hedge strategies involving foreign currency debt by eliminating recognition mismatches and better reflecting the economics of combined interest rate and foreign exchange risk management. The guidance should be applied on a prospective basis.	We will early adopt this guidance within the first half of 2026 and do not expect it to have a material impact on our financial condition or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information included under the caption "Risk Management — Market risk management" in the MD&A beginning on page 76 is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Annual Report on Internal Control over Financial Reporting

We are responsible for the preparation, content and integrity of the financial statements and other statistical data and analyses compiled for this annual report. The financial statements and related notes have been prepared in conformity with U.S. generally accepted accounting principles and include amounts which of necessity are based on management's best estimates and judgments and give due consideration to materiality. We believe the financial statements and notes present fairly our financial position, results of operations and cash flows in all material respects.

We are responsible for establishing and maintaining a system of internal control that is designed to protect our assets and the integrity of our financial reporting as defined in the Securities Exchange Act of 1934, as amended. This corporate-wide system of controls includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of KeyCorp; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of KeyCorp are made only in accordance with authorizations of management and directors of KeyCorp; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of KeyCorp's assets that could have a material effect on the consolidated financial statements. All employees are required to comply with our code of ethics. We conduct an annual certification process to ensure that our employees meet this obligation. Although any system of internal control can be compromised by human error or intentional circumvention of required procedures, we believe our system provides reasonable assurance that financial transactions are recorded and reported properly, providing an adequate basis for reliable financial statements.

During 2025, the Audit Committee of the Board of Directors met regularly with Management, internal audit, and the independent registered public accounting firm, Ernst & Young LLP, to review the scope of their audits and to discuss the evaluation of internal accounting controls and financial reporting matters. The independent registered public accounting firm and the internal auditors have free access to, and meet confidentially with, the audit committee to discuss appropriate matters. Also, KeyCorp maintains a Disclosure Review Committee. This committee's purpose is to design and maintain disclosure controls and procedures to ensure that material information relating to the financial and operating condition of KeyCorp is properly reported to its Chief Executive Officer, Chief Financial Officer, Chief Auditor, and the Audit Committee of the Board of Directors in connection with the preparation and filing of periodic reports and the certification of those reports by the Chief Executive Officer and the Chief Financial Officer.

Management's Assessment of Internal Control over Financial Reporting

Management assessed, with participation of KeyCorp's Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control and procedures over financial reporting using criteria described in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, we believe we maintained an effective system of internal control over financial reporting as of December 31, 2025.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KeyCorp's internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report dated February 23, 2026.

Christopher M. Gorman
Chairman and Chief Executive Officer

Clark H. Khayat
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of KeyCorp

Opinion on Internal Control over Financial Reporting

We have audited KeyCorp's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, KeyCorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of KeyCorp as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 23, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

KeyCorp's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on KeyCorp's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to KeyCorp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Cleveland, Ohio
February 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of KeyCorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KeyCorp as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of KeyCorp at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), KeyCorp's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of KeyCorp's management. Our responsibility is to express an opinion on KeyCorp's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to KeyCorp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Allowance for Loan and Lease Losses (ALLL)

Description of the Matter

KeyCorp's loan and lease portfolio totaled $106.5 billion as of December 31, 2025 and the associated ALLL was $1.4 billion. As discussed in Note 1 and 4 of the financial statements, the ALLL represents management's current estimate of lifetime credit losses inherent in the loan portfolio at the balance sheet date. Management estimates the ALLL using relevant available information, from internal and external sources, relating to past events, current portfolio specific and economic conditions, and reasonable and supportable forecasts. The ALLL is the sum of (i) asset specific / individual loan reserves; (ii) quantitative (formulaic or pooled) reserves; and (iii) qualitative (judgmental) reserves. Management estimates the quantitative reserves using probability of default / loss given default / exposure at default models ("loss forecasting models"), as well as other estimation methods for smaller loan portfolios. The ALLL also considers qualitative factors related to idiosyncratic risk factors, changes in current economic conditions that may not be reflected in quantitatively derived results, and other relevant factors to reflect management's best estimate of current expected credit losses.

Auditing management's ALLL was complex due to the loss forecasting models used to compute the quantitative reserve and involves a high degree of subjectivity and judgment in evaluating management's determination of the qualitative factor adjustments to the ALLL described above.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over KeyCorp's ALLL process, including controls over the appropriateness of the ALLL methodology, operation and monitoring of loss forecasting models, the reliability and accuracy of data used in developing the ALLL estimate, and management's review and approval process over the economic forecast, qualitative adjustments and overall ALLL results.

With the assistance of EY specialists, we tested management's loss forecasting models, including evaluating the conceptual soundness of model methodology, assessing model performance and governance, testing key modeling assumptions and independently recalculating model output. We also verified the underlying economic forecast data used to estimate the quantitative reserve was complete and accurate.

To test the qualitative factor adjustments, among other procedures, we assessed management's methodology and considered whether relevant risks were reflected in the models and whether adjustments to the model output were appropriate. We tested the completeness, accuracy and relevance of the underlying data used to estimate the qualitative adjustments. We evaluated whether qualitative adjustments were reasonable based on changes in economic conditions, the loan portfolio, and management's policies and procedures. For example, we evaluated the reasonableness of qualitative adjustments (or lack thereof) for concentrations of credit by independently comparing to loan portfolio information. We also assessed whether qualitative adjustments were consistent with publicly available information (e.g., macroeconomic data). Further, we performed an independent search for the existence of new or contrary information relating to risks impacting the qualitative factor adjustments to validate that management's considerations are appropriate. Additionally, we evaluated whether the overall ALLL, inclusive of qualitative factor adjustments, appropriately reflects losses expected in the loan and lease portfolio by comparing to peer bank data and KeyCorp's actual historical loss data.

Ernst & Young LLP

We have served as KeyCorp's auditor since 1994.
Cleveland, Ohio
February 23, 2026

Consolidated Balance Sheets

December 31,

Dollars in millions, except per share data

		2025		2024
ASSETS				
Cash and due from banks	$	1,287	$	1,743
Short-term investments		10,163		17,504
Trading account assets		1,061		1,283
Securities available for sale		39,596		37,707
Held-to-maturity securities (fair value: $8,313 and $6,837)		8,622		7,395
Other investments		949		1,041
Loans, net of unearned income of $303 and $311		106,541		104,260
Allowance for loan and lease losses		(1,427)		(1,409)
Net loans		105,114		102,851
Loans held for sale [a]		1,077		797
Premises and equipment		628		614
Goodwill		2,752		2,752
Other intangible assets		8		27
Corporate-owned life insurance		4,432		4,394
Accrued income and other assets		8,481		8,797
Discontinued assets		211		263
Total assets	$	184,381	$	187,168
LIABILITIES				
Deposits:				
Interest-bearing deposits	$	121,100	$	120,132
Noninterest-bearing deposits		27,613		29,628
Total deposits		148,713		149,760
Federal funds purchased and securities sold under repurchase agreements		13		14
Bank notes and other short-term borrowings		1,071		2,130
Accrued expense and other liabilities		4,286		4,983
Long-term debt		9,917		12,105
Total liabilities		164,000		168,992
EQUITY				
Preferred stock		2,500		2,500
Common Shares, $1 par value; authorized 2,100,000,000 shares; issued 1,256,702,081 shares at December 31, 2025 and 2024		1,257		1,257
Capital surplus		6,035		6,038
Retained earnings		15,359		14,584
Treasury stock, at cost (154,301,387 and 149,915,630 shares)		(2,810)		(2,733)
Accumulated other comprehensive income (loss)		(1,960)		(3,470)
Total equity		20,381		18,176
Total liabilities and equity	$	184,381	$	187,168

(a)   Total loans held for sale include Real estate — residential mortgage loans held for sale at fair value of $149 million at December 31, 2025, and $93 million at December 31, 2024.

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31,
Dollars in millions, except per share amounts

	2025	2024	2023
INTEREST INCOME			
Loans	$ 5,749	$ 6,026	$ 6,219
Loans held for sale	61	60	61
Securities available for sale	1,599	1,142	793
Held-to-maturity securities	264	284	312
Trading account assets	56	61	55
Short-term investments	624	792	414
Other investments	33	62	73
Total interest income	8,386	8,427	7,927
INTEREST EXPENSE			
Deposits	2,919	3,307	2,322
Federal funds purchased and securities sold under repurchase agreements	13	4	79
Bank notes and other short-term borrowings	84	164	308
Long-term debt	734	1,187	1,305
Total interest expense	3,750	4,662	4,014
NET INTEREST INCOME	4,636	3,765	3,913
Provision for credit losses	471	335	489
Net interest income after provision for credit losses	4,165	3,430	3,424
NONINTEREST INCOME			
Trust and investment services income	591	557	516
Investment banking and debt placement fees	780	688	542
Cards and payments income	337	331	340
Service charges on deposit accounts	295	261	270
Corporate services income	294	275	302
Commercial mortgage servicing fees	287	258	190
Corporate-owned life insurance income	140	138	132
Consumer mortgage income	58	58	51
Operating lease income and other leasing gains	43	76	92
Other income	23	23	46
Net securities gains (losses)	(6)	(1,856)	(11)
Total noninterest income	2,842	809	2,470
NONINTEREST EXPENSE			
Personnel	2,917	2,714	2,660
Net occupancy	270	266	267
Computer processing	425	414	368
Business services and professional fees	193	174	168
Equipment	83	80	88
Operating lease expense	38	63	77
Marketing	95	94	109
Other expense	682	740	997
Total noninterest expense	4,703	4,545	4,734
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,304	(306)	1,160
Income taxes	476	(143)	196
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,828	(163)	964
Income (loss) from discontinued operations	1	2	3
NET INCOME (LOSS)	$ 1,829	$ (161)	$ 967
Income (loss) from continuing operations attributable to Key common shareholders	$ 1,685	$ (306)	$ 821
Net income (loss) attributable to Key common shareholders	1,686	(304)	824
Per Common Share:			
Income (loss) from continuing operations attributable to Key common shareholders	$ 1.53	$ (.32)	$ .88
Income (loss) from discontinued operations, net of taxes	—	—	—
Net income (loss) attributable to Key common shareholders [a]	1.53	(.32)	.89
Per Common Share — assuming dilution:			
Income (loss) from continuing operations attributable to Key common shareholders	$ 1.52	$ (.32)	$ .88
Income (loss) from discontinued operations, net of taxes	—	—	—
Net income (loss) attributable to Key common shareholders [a]	1.52	(.32)	.88
Weighted-average Common Shares outstanding (000)	1,098,558	949,561	927,217
Effect of Common Share options and other stock awards [b]	9,436	—	5,542
Weighted-average Common Shares and potential Common Shares outstanding (000) [c]	1,107,994	949,561	932,759

(a) EPS may not foot due to rounding.
(b) For periods ended in a loss from continuing operations attributable to Key common shareholders, anti-dilutive instruments have been excluded from the calculation of diluted earnings per share.
(c) Assumes conversion of Common Share options and other stock awards and/or convertible preferred stock, as applicable.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Year ended December 31,

Dollars in millions		2025	2024	2023
Net income (loss)	$	**1,829** $	(161) $	967
Other comprehensive income (loss), net of tax:				
Net unrealized gains (losses) on securities available for sale, net of income taxes of $(326), $(459), and $(222)		**1,018**	1,456	705
Net unrealized gains (losses) on derivative financial instruments, net of income taxes of $(137), $(104), and $(114)		**427**	329	361
Net pension and postretirement benefit costs, net of income taxes of $(20), $8, and $0		**65**	(26)	—
Total other comprehensive income (loss), net of tax		**1,510**	1,759	1,066
Comprehensive income (loss) attributable to Key	$	**3,339** $	1,598 $	2,033

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

Dollars in millions, except per share amounts	Preferred Shares Outstanding (000)	Common Shares Outstanding (000)	Preferred Stock	Common Shares	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
						Key Shareholders' Equity			
BALANCE AT DECEMBER 31, 2022	1,996	933,325	$ 2,500	$ 1,257	$ 6,286	$ 15,616	$ (5,910)	$ (6,295)	$ 13,454
Net income (loss)						967			967
Other comprehensive income (loss)								1,066	1,066
Deferred compensation					(5)				(5)
Cash dividends declared									
Common Shares ($.82 per share)						(768)			(768)
Series D Preferred Stock ($50.00 per depositary share)						(26)			(26)
Series E Preferred Stock ($1.531252 per depositary share)						(31)			(31)
Series F Preferred Stock ($1.4125 per depositary share)						(24)			(24)
Series G Preferred Stock ($1.406252 per depositary share)						(25)			(25)
Series H Preferred Stock ($1.55 per depositary share)						(37)			(37)
Open market Common Share repurchases		(2,550)			—		(38)		(38)
Employee equity compensation program Common Share repurchases		(1,833)			—		(34)		(34)
Common shares reissued (returned) for stock options and other employee benefit plans		7,622			—		138		138
BALANCE AT DECEMBER 31, 2023	1,996	936,564	$ 2,500	$ 1,257	$ 6,281	$ 15,672	$ (5,844)	$ (5,229)	$ 14,637
Net income (loss)						(161)			(161)
Other comprehensive income (loss)								1,759	1,759
Deferred compensation					(3)				(3)
Cash dividends declared									
Common Shares ($.82 per share)						(784)			(784)
Series D Preferred Stock ($50.00 per depositary share)						(26)			(26)
Series E Preferred Stock ($1.531252 per depositary share)						(31)			(31)
Series F Preferred Stock ($1.4125 per depositary share)						(24)			(24)
Series G Preferred Stock ($1.406252 per depositary share)						(25)			(25)
Series H Preferred Stock ($1.55 per depositary share)						(37)			(37)
Employee equity compensation program Common Share repurchases		(1,991)			—		(28)		(28)
Common Shares reissued (returned) for stock options and other employee benefit plans		9,342			(42)		170		128
Common Shares reissued under Scotiabank investment agreement, net of issuance costs		162,871			(198)		2,969		2,771
BALANCE AT DECEMBER 31, 2024	1,996	1,106,786	$ 2,500	$ 1,257	$ 6,038	$ 14,584	$ (2,733)	$ (3,470)	$ 18,176
Net income (loss)						1,829			1,829
Other comprehensive income (loss)								1,510	1,510
Deferred compensation					1				1
Cash dividends declared									
Common Shares ($0.82 per share)						(911)			(911)
Series D Preferred Stock ($50.00 per depositary share)						(26)			(26)
Series E Preferred Stock ($1.531252 per depositary share)						(31)			(31)
Series F Preferred Stock ($1.4125 per depositary share)						(24)			(24)
Series G Preferred Stock ($1.406252 per depositary share)						(25)			(25)
Series H Preferred Stock ($1.55 per depositary share)						(37)			(37)
Open market Common Share repurchases		(11,109)			—		(200)		(200)
Employee equity compensation program Common Share repurchases		(1,963)			—		(35)		(35)
Common Shares reissued (returned) for stock options and other employee benefit plans		8,687			(4)		158		154
BALANCE AT DECEMBER 31, 2025	1,996	1,102,401	$ 2,500	$ 1,257	$ 6,035	$ 15,359	$ (2,810)	$ (1,960)	$ 20,381

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Year ended December 31,

Dollars in millions		**2025**		**2024**		**2023**
OPERATING ACTIVITIES						
Net income (loss)	$	1,829	$	(161)	$	967
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Provision for credit losses		471		335		489
Depreciation, amortization, and accretion, net		21		73		154
Increase in cash surrender value of corporate-owned life insurance		(123)		(118)		(110)
Stock-based compensation expense		132		104		121
Deferred income taxes (benefit)		4		(351)		(108)
Proceeds from sales of loans held for sale		10,042		8,174		8,859
Originations of loans held for sale, net of repayments		(10,280)		(8,490)		(8,434)
Net losses (gains) from sale of loans held for sale		(147)		(120)		(135)
Net losses (gains) on leased equipment		—		(9)		(9)
Net securities and other investments losses (gains)		6		1,856		11
Net losses (gains) on sales of fixed assets		—		(7)		18
Net change in:						
Trading account assets		222		(141)		(313)
Accrued income and other assets		221		(270)		554
Accrued expense and other liabilities		(723)		(72)		450
Other operating activities, net		533		(139)		389
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		2,208		664		2,903
INVESTING ACTIVITIES						
Net decrease (increase) in short-term investments, excluding acquisitions		7,341		(6,687)		(8,385)
Purchases of securities available for sale		(7,813)		(21,078)		(2,160)
Proceeds from sales of securities available for sale		5		17,932		1,752
Proceeds from prepayments and maturities of securities available for sale		7,338		2,758		3,225
Purchases of held-to-maturity securities		(2,273)		—		(1,194)
Proceeds from prepayments and maturities of held-to-maturity securities		1,054		1,190		1,343
Net decrease (increase) in other investments		92		202		58
Net decrease (increase) in loans, excluding acquisitions, sales, and transfers		(2,664)		7,920		6,668
Proceeds from sales of portfolio loans		156		194		151
Proceeds from corporate-owned life insurance		86		107		96
Purchases of premises, equipment, and software		(107)		(65)		(142)
Proceeds from sales of premises and equipment		4		24		5
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		3,219		2,497		1,417
FINANCING ACTIVITIES						
Net increase (decrease) in deposits		(1,047)		4,173		2,992
Net increase (decrease) in short-term borrowings		(1,060)		(947)		(6,372)
Net proceeds from issuance of long-term debt		1,556		1,646		5,240
Payments on long-term debt		(4,052)		(9,057)		(5,052)
Repurchases of long-term debt		—		—		(92)
Open market common share repurchases		(200)		—		(38)
Employee equity compensation program Common Share repurchases		(35)		(28)		(34)
Net proceeds from reissuance of Common Shares		9		10		1
Net proceeds from Scotiabank investment		—		2,771		—
Cash dividends paid		(1,054)		(927)		(911)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(5,883)		(2,359)		(4,266)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(456)		802		54
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR		1,743		941		887
CASH AND DUE FROM BANKS AT END OF YEAR	$	1,287	$	1,743	$	941
Additional disclosures relative to cash flows:						
Interest paid	$	3,710	$	4,160	$	3,109
Income taxes paid [a]		71		68		156
Noncash items:						
Reduction of secured borrowing and related collateral	$	2	$	4	$	6
Loans transferred to portfolio from held for sale		106		124		208
Loans transferred to held for sale from portfolio		6		3		19
Loans transferred to other real estate owned		5		6		7

(a) Refer to Note 13 Income Taxes for additional details on income taxes paid by jurisdiction.

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Organization

We are one of the nation's largest bank-based financial services companies, providing deposit, lending, cash management, and investment services to individuals and small and medium-sized businesses through our subsidiary, KeyBank. We also provide a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications, and derivatives to middle market companies in selected industries throughout the United States through our subsidiary, KBCM. As of December 31, 2025, KeyBank operated 940 full-service retail banking branches and 1,120 ATMs in 15 states, as well as additional offices, online and mobile banking capabilities, and a telephone banking call center. Additional information pertaining to our two reportable business segments, Consumer Bank and Commercial Bank, is included in Note 23 ("Business Segment Reporting").

Use of Estimates

Our accounting policies conform to US GAAP and prevailing practices within the financial services industry. We must make certain estimates and judgments when determining the amounts presented in our consolidated financial statements and the related notes. If these estimates prove to be inaccurate, actual results could differ from those reported.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of KeyCorp and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Some previously reported amounts have been reclassified in the Consolidated Statements of Cash Flows from "other operating activities, net" to either the net change in "accrued income and other assets" or "accrued expense and other liabilities" to align with updated presentation. Some previously reported amounts have been reclassified in the Consolidated Statements of Income from "other income" to "net securities gains (losses)".

The consolidated financial statements also include the accounts of any voting rights entities in which we have a controlling financial interest and certain VIEs. In accordance with the applicable accounting guidance for consolidations, we consolidate a VIE if we have (i) a variable interest in the entity; (ii) the power to direct activities of the VIE that most significantly affect the entity's economic performance; and (iii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE (i.e., we are considered to be the primary beneficiary). Variable interests can include equity interests, subordinated debt, derivative contracts, leases, service agreements, guarantees, standby letters of credit, loan commitments, and other contracts, agreements, and financial instruments. See Note 12 ("Variable Interest Entities") for information on our involvement with VIEs.

We use the equity method to account for unconsolidated investments in voting rights entities or VIEs if we have significant influence over the entity's operating and financing decisions (usually defined as a voting or economic interest of 20% to 50%, but not controlling). Unconsolidated investments in voting rights entities or VIEs in which we have a voting or economic interest of less than 20% generally are carried at fair value or a cost measurement alternative. Investments held by our registered broker-dealer and investment company subsidiaries (principal investing entities and Real Estate Capital line of business) are carried at fair value.

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users or filed with the SEC.

Cash and Cash Equivalents

Cash and due from banks are considered "cash and cash equivalents" for financial reporting purposes. We do not consider cash on deposit with the Federal Reserve to be restricted.

Loans

We assess all loan modifications to determine whether one is granted to a borrower experiencing financial difficulty, regardless of whether the modification loan terms include a concession. Modifications granted to borrowers experiencing financial difficulty may be in the form of an interest rate reduction, payment delay, other modifications, or some combination thereof. A borrower is considered to be experiencing financial difficulty when there is significant doubt about the borrower's ability to make required payments on the loan or to get equivalent financing from another creditor at a market rate for a similar loan.

Loans held in portfolio, which management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are carried at the principal amount outstanding, net of unearned income, including net deferred loan fees and costs and unamortized premiums and discounts. We defer certain nonrefundable loan origination and commitment fees, and the direct costs of originating or acquiring loans. The net deferred amount is amortized over the estimated lives of the related loans as an adjustment to the yield.

Accrued interest on loans is included in "other assets" on the balance sheet and is excluded from the calculation of the allowance for credit losses due to our charge-off policy to reverse accrued interest on nonperforming loans against interest income in a timely manner.

Sales-type leases are carried at the aggregate of the lease receivable, estimated unguaranteed residual values, and deferred initial direct fees and costs if certain criteria are met. Direct financing leases are carried at the aggregate of the lease receivable, estimated unguaranteed residual values, and deferred initial direct fees and costs, less unearned income. Unearned income on direct financing leases is amortized over the lease terms using a method approximating the interest method that produces a constant rate of return. Deferred initial direct fees and costs for both sales-type and direct financing leases are amortized over the lease terms as an adjustment to the yield.

Expected credit losses on net investments in leases, including any unguaranteed residual asset, are included in the ALLL. Net gains or losses on sales of lease residuals are included in "other income" or "other expense" on the income statement. Additional information pertaining to the value of lease residuals is provided in Note 9 ("Leases").

Loans Held for Sale

Loans held for sale generally include certain residential and commercial mortgage loans, other commercial loans, and student loans. Loans are initially classified as held for sale when they are individually identified as being available for immediate sale and a formal plan exists to sell them. Loans held for sale are recorded at either fair value, if elected, or the lower of cost or fair value. Fair value is determined based on available market data for similar assets. When a loan is originated as held-for-sale, origination fees and costs are deferred but not amortized. Upon sale of the loans, deferred origination fees and costs are recognized as part of the calculated gain or loss on sale. Our commercial loans (including commercial mortgage and non-mortgage loans) and student loans, which we originated and intend to sell, are carried at the lower of aggregate cost or fair value. Subsequent declines in fair value for loans held for sale are recognized as a charge to "other income" on the income statement. Consumer real estate - residential mortgages loans have been elected to be carried at fair value. Subsequent increases and decreases in fair value for loans elected to be measured at fair value are recorded to "consumer mortgage income" on the income statement. Additional information regarding fair value measurements associated with our loans held for sale is provided in Note 5 ("Fair Value Measurements").

We may transfer certain loans to held for sale at the lower of cost or fair value. If a loan is transferred from the loan portfolio to the held-for-sale category, any write-down in the carrying amount of the loan at the date of transfer is recorded as a reduction in the ALLL. When a loan is transferred into the held for sale category, we stop amortizing the related deferred fees and costs. The remaining unamortized fees and costs are recognized as part of the cost basis of the loan at the time it is sold. We may also transfer loans from held for sale to the loan portfolio held for investment. If a loan held for sale for which fair value accounting was elected is transferred to held for investment, it will continue to be accounted for at fair value in the loan portfolio.

Nonperforming Loans

Nonperforming loans are loans for which we do not accrue interest income and may include commercial and consumer loans and leases, modified loans to borrowers experiencing financial difficulty. Nonperforming loans do not include loans held for sale. Once a loan is designated nonaccrual, the interest accrued but not collected is reversed against interest income, and payments subsequently received are applied to principal until qualifying for return to accrual.

We generally classify commercial loans as nonperforming and stop accruing interest (i.e., designate the loan "nonaccrual") when the borrower's principal or interest payment is 90 days past due unless the loan is well-secured and in the process of collection. Commercial loans are also placed on nonaccrual status when payment is not past due but we have serious doubts about the borrower's ability to comply with existing repayment terms. Once a loan is designated nonaccrual (and as a result assessed for impairment), the interest accrued but not collected is reversed against loan interest income, and payments subsequently received are applied to principal. Commercial loans are typically charged off in full or charged down to the fair value of the underlying collateral when the borrower's payment is 180 days past due.

We classify consumer loans as nonperforming and stop accruing interest when the borrower's payment is 120 days past due, unless the loan is well-secured and in the process of collection. Any second lien home equity loan with an associated first lien that is 120 days or more past due or in foreclosure, or for which the first mortgage delinquency timeframe is unknown, is reported as a nonperforming loan. Secured loans that are discharged through Chapter 7 bankruptcy and not formally re-affirmed are designated as nonperforming loans. Our charge-off policy for most consumer loans takes effect when payments are 120 days past due. Home equity and residential mortgage loans generally are charged down to net realizable value when payment is 180 days past due. Credit card loans and similar unsecured products continue to accrue interest until the account is charged off at 180 days past due.

Commercial and consumer loans may be returned to accrual status if we are reasonably assured that all contractually due principal and interest are collectible and the borrower has demonstrated a sustained period (generally six months) of repayment performance under the contracted terms of the loan and applicable regulation.

Purchased Loans

Purchased performing loans that do not have evidence of deterioration in credit quality at acquisition are recorded at fair value at the acquisition date. Any premium or discount associated with purchased performing loans is recognized in interest income based on the effective yield method of amortization for term loans or the straight-line method of amortization for revolving loans. The methods utilized to estimate the required ALLL for purchased performing loans is similar to originated loans.

Purchased loans that have experienced a more-than-insignificant deterioration in credit quality since origination are deemed PCD loans. PCD loans are initially recorded at fair value along with an allowance for credit losses determined using the same methodology as originated loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

Allowance for Loan and Lease Losses

We estimate the ALLL using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The ALLL is measured on a collective (pool) basis when similar risk characteristics exist. Our portfolio segments include commercial and consumer. Each of these two segments comprises multiple loan classes. Classes are characterized by similarities in initial measurement, risk attributes, and the manner in which we monitor and assess credit risk. The commercial segment is composed of commercial and industrial, commercial real estate, and commercial lease financing loan classes. The consumer lending segment is composed of residential mortgage, home equity, consumer direct, credit card, student lending and consumer indirect loan classes.

The ALLL represents our current estimate of lifetime credit losses inherent in our loan portfolio at the balance sheet date. In determining the ALLL, we estimate expected future losses for the loan's entire contractual term adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications.

The ALLL is the sum of three components: (i) asset specific/ individual loan reserves; (ii) quantitative (formulaic or pooled) reserves; and (iii) qualitative (judgmental) reserves.

Asset Specific / Individual Component

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. We have elected to apply the practical expedient to measure expected credit losses of a collateral dependent asset using the fair value of the collateral, less any costs to sell, when foreclosure is not probable, when repayment of the loan is expected to be provided substantially through the operation or sale of the collateral, and the borrower is experiencing financial difficulty.

Individual reserves are determined as follows:
- For commercial non-accruing loans greater than or equal to a defined dollar threshold, individual reserves are determined based on an analysis of the present value of the loan's expected future cash flows or the fair value of the collateral less costs to sell.
- For commercial non-accruing loans below the defined dollar threshold, an established LGD percentage is multiplied by the loan balance and the results are aggregated for purposes of measuring specific reserve impairment.
- The population of individually assessed consumer loans includes loans deemed collateral dependent. These loans are written down based on the collateral's fair market value less costs to sell.

Quantitative Component

We use a non-DCF factor-based approach to estimate expected credit losses that include component PD/LGD/EAD models as well as less complex estimation methods for smaller loan portfolios.
- PD: This component model is used to estimate the likelihood that a borrower will cease making payments as agreed. The major contributors to this are the borrower credit attributes and macro-economic trends. The objective of the PD model is to produce default likelihood forecasts based on the observed loan-level information and projected paths of macroeconomic variables.
- LGD: This component model is used to estimate the loss on a loan once a loan is in default.
- EAD: This component model estimates the loan balance at the time the borrower stops making payments. For all term loans, an amortization based formulaic approach is used for account level EAD estimates. We calculate EAD using a portfolio specific method in each of our revolving product portfolios. For line products that are unconditionally cancellable, the balances will either use a paydown curve or be held flat through the life of the loan.

Qualitative Component

The ALLL also includes identified qualitative factors related to idiosyncratic risk factors, changes in current economic conditions that may not be reflected in quantitatively derived results, and other relevant factors to ensure the ALLL reflects our best estimate of current expected credit losses. While our reserve methodologies strive to reflect all relevant risk factors, there continues to be uncertainty associated with, but not limited to, potential imprecision in the estimation process due to the inherent time lag of obtaining information and normal variations between estimates and actual outcomes. We provide additional reserves that are designed to provide coverage for losses attributable to such risks. The ALLL also includes factors that may not be directly measured in the determination of individual or collective reserves. Such qualitative factors may include:

- The nature and volume of the institution's financial assets;
- The existence, growth, and effect of any concentrations of credit;
- The volume and severity of past due financial assets, the volume of nonaccrual assets, and the volume and severity of adversely classified or graded assets;
- The value of the underlying collateral for loans that are not collateral dependent;
- The institution's lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries;
- The quality of the institution's credit review function;
- The experience, ability, and depth of the institution's lending, investment, collection, and other relevant management and staff;
- The effect of other external factors such as the regulatory, legal and technological environments; competition; and events such as natural disasters; and
- Actual and expected changes in international, national, regional, and local economic and business conditions and developments in which the institution operates that affect the collectability of financial assets.

Liability for Credit Losses on Lending-Related Commitments

The liability for credit losses on lending-related commitments, such as letters of credit and unfunded loan commitments, is included in "accrued expense and other liabilities" on the balance sheet. Expected credit losses are estimated over the contractual period in which we are exposed to credit risk via a contractual obligation unless that obligation is unconditionally cancellable by us. The liability for credit losses on lending-related commitments is adjusted as a provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Consistent with our estimation process on our loan and lease portfolio, we use a non-DCF factor-based approach to estimate expected credit losses that include component PD/LGD/EAD models as well as less complex estimation methods for smaller portfolios.

Allowance for Credit Losses on Other Financial Assets

The allowance for credit losses on other financial assets, such as other receivables and servicing advances, is determined based on historical loss information and other available indicators. If such information does not indicate any expected credit losses, Key may estimate the allowance for credit losses on other financial assets to be zero or close to zero.

Fair Value Measurements

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market. Therefore, fair value represents an exit price at the measurement date. We value our assets and liabilities based on the principal or most advantageous market where each would be sold (in the case of assets) or transferred (in the case of liabilities). In the absence of observable market transactions, we consider liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

Valuation inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on our own information or assessment of assumptions used by other market participants in pricing the asset or liability. Our unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets and liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date.

Assets and liabilities are recorded at fair value on a recurring or nonrecurring basis. Nonrecurring fair value adjustments are typically recorded as a result of the application of lower of cost or fair value accounting; or impairment. At a minimum, we conduct our valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 5 ("Fair Value Measurements").

Short-Term Investments

Short-term investments consist of segregated, interest-bearing deposits due from banks, the Federal Reserve, and certain non-U.S. banks as well as reverse repurchase agreements and United States Treasury Bills with an original maturity of three months or less.

Trading Account Assets

Trading account assets are debt and equity securities, as well as commercial loans, that we purchase and hold but intend to sell in the near term. These assets are reported at fair value. Realized and unrealized gains and losses on trading account assets are reported in "other income" on the income statement.

Securities

Securities available for sale. Debt securities that we intend to hold for an indefinite period of time but that may be sold in response to changes in interest rates, prepayment risk, liquidity needs, or other factors are classified as available-for-sale and reported at fair value. Realized gains and losses resulting from sales of securities using the specific identification method, are included in "net securities gains (losses)" on the income statement. Unrealized holding gains are recorded through other comprehensive income. Unrealized losses in fair value below the amortized cost basis are assessed to determine whether the impairment gets recorded through other comprehensive income or through earnings using a valuation allowance.

For available-for-sale securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of these criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value in "net securities gains (losses)" on the income statement. For debt securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized costs, the nature of the security, the underlying collateral, and the financial condition of the issuers, among other factors. If this assessment indicates a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for available-for-sale securities is recorded for the credit loss, limited by the amount that the fair value is less than the amortized costs basis. Any impairment that has not been recorded through an allowance for available-for-sale securities is recognized in other comprehensive income.

Changes in the allowance for available-for-sale securities are recorded as provision for (or reversal of) credit loss. Losses are charged against the allowance for available-for-sale securities when management believes the uncollectibility of an available-for-sale security is confirmed or when either criteria regarding intent or requirement to sell is met.

For additional information on our available-for-sale portfolio, refer to Note 6 ("Securities").

Held-to-maturity securities. Debt securities that we have the intent and ability to hold until maturity are classified as held-to-maturity and are carried at cost and adjusted for amortization of premiums and accretion of discounts using the interest method. This method produces a constant rate of return on the adjusted carrying amount.

The held-to-maturity portfolio is classified by the following major security types: agency residential collateralized mortgage obligations, agency residential mortgage-backed securities, agency commercial mortgage-backed securities, asset backed securities, and other. "Other securities" held in the held-to-maturity portfolio consist of foreign bonds and capital securities. Management measures expected credit losses on held-to-maturity securities on a collective basis by major security type. The estimate of expected losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. We do not measure expected credit losses on held-to-maturity securities in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is zero.

For additional information on our held-to-maturity portfolio, refer to Note 6 ("Securities").

Other Investments

Other investments include equity and mezzanine instruments as well as other types of investments that generally are carried at the alternative cost method. The alternative cost method results in these investments being recorded at cost, less any impairment, plus or minus changes resulting from observable market transactions. Adjustments are included in "other income" on the income statement. At each reporting period, we assess if these investments continue to qualify for this measurement alternative.

Derivatives and Hedging

All derivatives are recognized on the balance sheet at fair value in "accrued income and other assets" or "accrued expense and other liabilities." The net increase or decrease in derivatives is included in "other operating activities, net" within the statement of cash flows. Accounting for changes in fair value (i.e., gains or losses) of derivatives differs depending on whether the derivative has been designated and qualifies as part of a hedge relationship, and on the type of hedge relationship. For derivatives that are not in a hedge relationship, any gain or loss, as well as any premium paid or received, is recognized immediately in earnings in "corporate services income" or "other income" on the income statement, depending whether the derivative is for customer accommodation or risk management, respectively. A derivative that is designated and qualifies as a hedging instrument must be designated as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

A fair value hedge is used to limit exposure to changes in the fair value of existing assets, liabilities, and commitments caused by changes in interest rates or other economic factors. The change in the fair value of an instrument designated as a fair value hedge is recorded in earnings at the same time as a change in fair value of the hedged item attributable to the hedged risk and recorded in the same income statement line as the change in fair value of the hedged item.

A cash flow hedge is used to minimize the variability of future cash flows that is caused by changes in interest rates or other economic factors. The gain or loss on a cash flow hedge is recorded as a component of AOCI on the balance sheet and reclassified to earnings in the same period in which the hedged transaction affects earnings (e.g., when we incur variable-rate interest on debt, earn variable-rate interest on loans, or sell commercial real estate loans) and recorded in the same income statement line as the hedged transaction.

A net investment hedge is used to hedge the exposure of changes in the carrying value of investments as a result of changes in the related foreign exchange rates. The gain or loss on a net investment hedge is recorded as a component of AOCI on the balance sheet when the terms of the derivative match the notional and currency risk being hedged. The amount in AOCI is reclassified into income when the hedged transaction affects earnings (e.g., when we dispose or liquidate a foreign subsidiary).

Hedge "effectiveness" is determined by the extent to which changes in the fair value of a derivative instrument offset changes in the fair value, cash flows, or carrying value attributable to the risk being hedged. If the relationship between the change in the fair value of the derivative instrument and the change in the hedged item falls within a range considered to be the industry norm, the hedge is considered "highly effective" and qualifies for hedge accounting. A hedge is "ineffective" if the relationship between the changes falls outside the acceptable range. In that case, hedge accounting is discontinued on a prospective basis. Hedge effectiveness is tested at least quarterly.

We take into account the impact of bilateral collateral and master netting agreements that allow us to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. As a result, we could have derivative contracts with negative fair values included in derivative assets on the balance sheet and contracts with positive fair values included in derivative liabilities. Derivative assets and derivative liabilities are recorded within "accrued income and other assets" and "accrued expense and other liabilities," respectively.

Additional information regarding the accounting for derivatives is provided in Note 7 ("Derivatives and Hedging Activities").

Loan Sales and Securitizations

We sell and at times may securitize loans and other financial assets. We recognize the sale and securitization of loans or other financial assets when the transferred assets are legally isolated from our creditors and the appropriate accounting criteria are met. When we securitize loans or other financial assets, we may retain a portion of the securities issued, including senior interests, subordinated interests, interest-only strips, servicing rights, and other interests, all of which are considered retained interests in the transferred assets. The interests are initially measured at fair value which is based on independent third party market prices or market prices for similar assets. If market prices are not available, fair value is estimated based on the present value of expected future cash flows using assumptions as to discount rates, interest rates, prepayment speeds, and credit losses. Loans sold or securitized are removed from the balance sheet and a net gain or loss is recorded depending on the fair value of the loans sold and the retained interests at the date of sale. The net gain or loss is recognized in "other income," "consumer mortgage income," or "investment banking and debt placement fees" at the time of sale.

Servicing Assets

We service commercial real estate and residential mortgage loans. Servicing assets and liabilities purchased or retained are initially measured at fair value and are recorded as a component of "accrued income and other assets" on the balance sheet. When no ready market value (such as quoted market prices, or prices based on sales or purchases of similar assets) is available to determine the fair value of servicing assets, fair value is determined by calculating the present value of future cash flows associated with servicing the loans. This calculation is based on a number of assumptions, including the market cost of servicing, the discount rate, the prepayment rate, and the default rate.

We account for our servicing assets using the amortization method. The amortization of servicing assets is determined in proportion to, and over the period of, the estimated net servicing income and recorded in either "consumer mortgage income" or "commercial mortgage servicing fees" on the income statement.

Servicing assets are evaluated quarterly for possible impairment. This process involves stratifying the assets based upon one or more predominant risk characteristics and determining the fair value of each class. The characteristics may include financial asset type, size, interest rate, date of origination, term and geographic location. If the evaluation indicates that the carrying amount of the servicing assets exceeds their fair value, the carrying amount is reduced by recording a charge to income in the amount of such excess and establishing a valuation reserve allowance. If impairment is determined to be other-than-temporary, a direct write-off of the carrying amount would be recorded. Additional information pertaining to servicing assets is included in Note 8 ("Mortgage Servicing Assets").

Leases

For leases where Key is the lessee that have initial terms greater than one year, right-of-use assets and corresponding lease liabilities are reported on the balance sheet. Leases with an initial term of less than one year are not recorded on the balance sheet. Our leases where Key is the lessee are primarily classified as operating leases. Operating lease expense is recognized in "net occupancy" and "equipment" on a straight-line basis over the lease term. For additional information, see Note 9 ("Leases").

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. We determine depreciation of premises and equipment using the straight-line method over the estimated useful lives of the particular assets. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or terms of the leases. Premises and equipment are evaluated for impairment whenever events or circumstances indicate that the carrying value of the asset may not be recoverable.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Goodwill is assigned to reporting units as of the acquisition date based on the expected benefit to such reporting unit from the synergies of the business combination. Goodwill is not amortized. Goodwill is tested at the reporting unit level for impairment, at least annually as of October 1, or when indicators of impairment exist.

We may elect to perform a qualitative analysis to determine whether or not it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. When conducting a qualitative analysis, we evaluate both internal and external factors, including recent performance, updated projections, stock prices and economic conditions. If we elect to bypass this qualitative analysis, or conclude via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative goodwill impairment test is performed. If the fair value is less than the carrying value, an impairment charge is recorded for the difference, to the extent that the loss recognized does not exceed the amount of the goodwill allocated to that reporting unit.

The amount of capital being allocated to our reporting units as a proxy for the carrying value is based on a combination of regulatory and economic equity. Fair values are estimated using a combination of market and income approaches. The market approach incorporates comparable public company multiples along with data related to recent merger and acquisition activity. The income approach consists of discounted cash flow modeling that utilizes internal forecasts and various other inputs and assumptions. A multi-year internal forecast is prepared for each reporting unit and a terminal growth rate is estimated for each one based on market expectations of inflation and economic conditions in the financial services industry. Earnings projections for reporting units are adjusted for after tax cost savings expected to be realized by a market participant. The discount rate applied to our cash flows is derived from the CAPM. The buildup to the discount rate includes a risk-free rate, 5-year adjusted beta based on peer companies, a market equity risk premium, a size premium and a company specific risk premium. The discount rates differ between our reporting units as they have different levels of risk. A sensitivity analysis is typically performed on key assumptions, such as the discount rates, net interest margin and cost savings estimates.

Other intangible assets with finite lives are amortized on either an accelerated or straight-line basis. We monitor for impairment indicators for goodwill and other intangible assets on a quarterly basis. Additional information pertaining to goodwill and other intangible assets is included in Note 11 ("Goodwill and Other Intangible Assets").

Business Combinations

We account for our business combinations using the acquisition method of accounting. Under this accounting method, the acquired company's assets and liabilities are recorded at fair value at the date of acquisition, except as provided for by the applicable accounting guidance, and the results of operations of the acquired company are combined with Key's results from the date of acquisition forward. Acquisition costs are expensed when incurred. The difference between the purchase price and the fair value of the net assets acquired (including identifiable intangible assets) is recorded as goodwill. Our accounting policy for intangible assets is summarized in this note under the heading "Goodwill and Other Intangible Assets."

Securities Financing Activities

We enter into repurchase agreements to finance overnight customer sweep deposits. We also enter into repurchase and reverse repurchase agreements to settle other securities obligations. We account for these securities financing agreements as collateralized financing transactions. Repurchase and reverse repurchase agreements are recorded on the balance sheet at the amounts that the securities will be subsequently sold or repurchased. Securities borrowed transactions are recorded on the balance sheet at the amounts of cash collateral advanced. While our securities financing agreements incorporate a right of set off, the assets and liabilities are reported on a gross basis. Reverse repurchase agreements and securities borrowed transactions are included in "short-term investments" on the balance sheet; repurchase agreements are included in "federal funds purchased and securities sold under repurchase agreements." Fees received in connection with these transactions are recorded in interest income; fees paid are recorded in interest expense.

Contingencies and Guarantees

We recognize liabilities for the fair value of our obligations under certain guarantees issued. These liabilities are included in "accrued expense and other liabilities" on the balance sheet. If we receive a fee for a guarantee requiring liability recognition, the amount of the fee represents the initial fair value of the "stand ready" obligation. If there is no fee, the fair value of the stand ready obligation is determined using expected present value measurement techniques, unless observable transactions for comparable guarantees are available. The subsequent accounting for these stand ready obligations depends on the nature of the underlying guarantees. We account for our release from risk under a particular guarantee when the guarantee expires or is settled, or by a systematic and rational amortization method, depending on the risk profile of the guarantee. Contingent aspects of certain guarantees are assessed a reserve under CECL if required.

Contingent liabilities may result from litigation, claims and assessments, loss or damage to Key. We recognize liabilities from contingencies when a loss is probable and can be reasonably estimated.

Additional information regarding contingencies and guarantees is included in Note 19 ("Commitments, Contingent Liabilities, and Guarantees").

Revenue Recognition

We recognize revenues as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. Our principal source of revenue is interest income from loans and investments. We also earn noninterest income from various banking and financial services offered through both the Commercial and Consumer banks.

Interest Income. The largest source of revenue for us is interest income. Interest income is primarily recognized on an accrual basis according to nondiscretionary formulas in written contracts, such as loan agreements or securities contracts.

Noninterest Income. We earn noninterest income through a variety of financial and transaction services provided to commercial and consumer clients. Revenue is recorded for noninterest income based on the contractual terms for the service or transaction performed. In certain circumstances, noninterest income is reported net of associated expenses.

Trust and Investment Services Income. Trust and investment services revenues include brokerage commissions trust and asset management commissions.

Revenue from trade execution and brokerage services is earned through commissions from trade execution on behalf of clients. Revenue from these transactions is recognized at the trade date. Any ongoing service fees are recognized on a monthly basis as services are performed.

Trust and asset management services include asset custody and investment management services provided to individual and institutional customers. Revenue is recognized monthly based on a minimum annual fee, and the market value of assets in custody. Additional fees are recognized for transactional activity at a point in time.

Investment Banking and Debt Placement Fees. Investment banking and debt placement fees consist of syndication fees, debt and equity underwriting fees, financial advisor fees, gains on sales of commercial mortgages, and agency origination fees. Revenues for these services are recorded at a point in time, upon completion of a contractually identified transaction, or when an advisory opinion is provided. Investment banking and debt placement costs are reported on a gross basis within other expense on the income statement.

Service Charges on Deposit Accounts. Revenue from service charges on deposit accounts is earned through cash management, wire transfer, and other deposit-related services as well as overdraft, non-sufficient funds, account management and other deposit-related fees. Revenue is recognized for these services either over time, corresponding with deposit accounts' monthly cycle, or at a point in time for transactional related services and fees. Certain reward costs are netted within revenues from service charges on deposits.

Corporate Services Income. Corporate services income includes various ancillary service revenue including letter of credit fees, loan fees, non-hedging derivatives gains and losses, and certain capital market fees. Revenue from these fees is recorded in a manner that reflects the timing of when transactions occur, and as services are provided.

Cards and Payments Income. Cards and payments income consists of debit card, consumer and commercial credit card, and merchant services income. Revenue sources include interchange fees from credit and debit cards processed through card association networks, merchant services, and other card related services. Interchange rates are generally set by the credit card associations and based on purchase volumes and other factors. Interchange fees are recognized as transactions occur. Certain card network costs and reward costs are netted within interchange revenues. Merchant services income represents account management fees and transaction fees charged to merchants for the processing of card association network transactions. Merchant services revenue is recognized as transactions occur, or as services are performed.

Corporate-Owned Life Insurance Income. Income from corporate-owned life insurance primarily represents changes in the cash surrender value of life insurance policies held on certain key employees. Revenue is recognized in each period based on the change in the cash surrender value during the period.

Stock-Based Compensation

Stock-based compensation is measured using the fair value method of accounting on the grant date. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. We estimate expected forfeitures when stock-based awards are granted and record compensation expense only for awards that are expected to vest. Compensation expense related to awards granted to employees is recorded in "personnel expense" on the Consolidated Statements of Income while compensation expense related to awards granted to directors is recorded in "other expense."

We recognize compensation expense for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period).

We estimate the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 15 ("Stock-Based Compensation"). Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than 10 years after their grant date. We recognize stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

We use shares repurchased under our annual capital plan submitted to our regulators (treasury shares) for share issuances under all stock-based compensation programs.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in "Accrued income and other assets" or "Accrued expense and other liabilities" in the consolidated balance sheets, as appropriate. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

We use the proportional amortization method for LIHTC and certain NMTC investments, whereby the associated investment tax credits are recognized as a reduction to tax expense. Certain federal tax credits that are nonrefundable and transferable under applicable regulations are accounted for as government grants and recorded as a reduction to the amortized cost or net investment in the applicable asset generating the credit, generally within "Accrued income and other assets" or "Loans, net of unearned income". Amounts are amortized through depreciation or as an adjustment to yield over the estimated life of the asset. Any gain or loss on the transfer of a tax credit is recorded within noninterest income.

Earnings Per Share

Basic net income per common share is calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared (distributed earnings) and participation rights in undistributed earnings. Distributed and undistributed earnings are allocated between common and participating security shareholders based on their respective rights to receive dividends. Nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities (e.g., nonvested service-based restricted stock units). Undistributed net losses are not allocated to nonvested restricted shareholders, as these shareholders do not have a contractual obligation to fund the incurred losses. Net income attributable to common shares is then divided by the weighted-average number of common shares outstanding during the period.

Diluted net income per common share is calculated using the more dilutive of either the treasury method or the two-class method. The dilutive calculation considers the potential dilutive effect of common stock equivalents determined under the treasury stock method. Common stock equivalents include stock options and service- and performance-based restricted stock and stock units granted under our stock plans. Net income attributable to common shares is then divided by the total of weighted-average number of common shares and common stock equivalents outstanding during the period.

Accounting Guidance Adopted in 2025

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740)	Annual periods beginning January 1, 2025 Early adoption is permitted.	This guidance requires certain tax disclosures related to rate reconciliation and income taxes paid. The guidance should be applied on a prospective or retrospective basis.	The guidance did not have a material impact on Key's disclosures. See Note 13 ("Income Taxes") for enhanced disclosures.

2. Earnings Per Common Share

Basic earnings per share is the amount of earnings (adjusted for dividends declared on our preferred stock) available to each Common Share outstanding during the reporting periods. Diluted earnings per share is the amount of earnings available to each Common Share outstanding during the reporting periods adjusted to include the effects of potentially dilutive Common Shares. Potentially dilutive Common Shares include stock options and other stock-based awards. Potentially dilutive Common Shares are excluded from the computation of diluted earnings per share in the periods where the effect would be antidilutive.

Our basic and diluted earnings per Common Share are calculated as follows:

Year ended December 31,

Dollars in millions, except per share amounts		2025	2024	2023
EARNINGS				
Income (loss) from continuing operations	$	1,828	$ (163)	$ 964
Less: Dividends on preferred stock		143	143	143
Income (loss) from continuing operations attributable to Key common shareholders		1,685	(306)	821
Income (loss) from discontinued operations, net of taxes		1	2	3
Net income (loss) attributable to Key common shareholders	$	1,686	$ (304)	$ 824
WEIGHTED-AVERAGE COMMON SHARES				
Weighted-average Common Shares outstanding (000)		1,098,558	949,561	927,217
Effect of common share options and other stock awards[a]		9,436	—	5,542
Weighted-average common shares and potential Common Shares outstanding (000) [b]		1,107,994	949,561	932,759
EARNINGS PER COMMON SHARE				
Income (loss) from continuing operations attributable to Key common shareholders	$	1.53	$ (.32)	$ .88
Income (loss) from discontinued operations, net of taxes		—	—	—
Net income (loss) attributable to Key common shareholders [c]		1.53	(.32)	.89
Income (loss) from continuing operations attributable to Key common shareholders — assuming dilution		1.52	(.32)	.88
Income (loss) from discontinued operations, net of taxes — assuming dilution		—	—	—
Net income (loss) attributable to Key common shareholders — assuming dilution [c]		1.52	(.32)	.88

(a) For periods ended in a loss from continuing operations attributable to Key common shareholders, anti-dilutive instruments have been excluded from the calculation of diluted earnings per share.
(b) Assumes conversion of Common Share options and other stock awards and/or convertible preferred stock, as applicable.
(c) EPS may not foot due to rounding.

3. Loan Portfolio

Loan Portfolio by Portfolio Segment and Class of Financing Receivable [(a)]

December 31, Dollars in millions		2025		2024
Commercial and industrial [(b)(c)]	$	57,688	$	52,909
Commercial real estate:				
Commercial mortgage		13,707		13,310
Construction		2,844		2,936
Total commercial real estate loans		16,551		16,246
Commercial lease financing [(c)]		2,270		2,736
Total commercial loans		76,509		71,891
Real estate — residential mortgage		18,732		19,886
Home equity loans		5,703		6,358
Other consumer loans		4,644		5,167
Credit cards		953		958
Total consumer loans		30,032		32,369
Total loans [(d)]	$	106,541	$	104,260

(a) Accrued interest of $459 million and $456 million at December 31, 2025, and December 31, 2024, respectively, is presented in "Accrued income and other assets" on the Consolidated Balance Sheets and is excluded from the amortized cost basis disclosed in this table.

(b) Loan balances include $205 million and $212 million of commercial credit card balances at December 31, 2025, and December 31, 2024, respectively.

(c) Commercial and industrial includes receivables held as collateral for a secured borrowing of $211 million at December 31, 2024. Commercial lease financing includes receivables of $1 million and $3 million held as collateral for a secured borrowing at December 31, 2025, and December 31, 2024, respectively. Principal reductions are based on the cash payments received from these related receivables. Additional information pertaining to this secured borrowing is included in Note 17 ("Borrowings").

(d) Total loans exclude loans of $205 million at December 31, 2025, and $257 million at December 31, 2024, related to the discontinued operations of the education lending business. These amounts are included within "Discontinued assets" on the Consolidated Balance Sheet.

We have access to secured borrowings from the Federal Reserve and advances from the FHLB. As of December 31, 2025 and December 31, 2024, loans and leases totaling $71.0 billion and $67.5 billion, respectively, were pledged to the FRB and FHLB for access to these contingent funding sources.

4. Asset Quality

ALLL

We estimate the appropriate level of the ALLL on at least a quarterly basis. The methodology is described in Note 1 ("Summary of Significant Accounting Policies") under the heading "Allowance for Loan and Lease Losses" of this report.

The ALLL at December 31, 2025, represents our current estimate of lifetime credit losses inherent in the loan portfolio at that date. The changes in the ALLL by loan category for the periods indicated are as follows:

Twelve Months Ended December 31, 2025:

Dollars in millions	December 31, 2024	Provision	Charge-offs	Recoveries	December 31, 2025
Commercial and Industrial	$ 639	$ 361	$ (312)	$ 57	$ 745
Commercial real estate:					
Real estate — commercial mortgage	320	19	(94)	7	252
Real estate — construction	51	4	—	—	55
Total commercial real estate loans	371	23	(94)	7	307
Commercial lease financing	27	5	(6)	—	26
Total commercial loans	1,037	389	(412)	64	1,078
Real estate — residential mortgage	90	(26)	(2)	4	66
Home equity loans	70	(19)	(2)	3	52
Other consumer loans	136	61	(56)	8	149
Credit cards	76	43	(45)	8	82
Total consumer loans	372	59	(105)	23	349
Total ALLL — continuing operations	1,409	448 [(a)]	(517)	87	1,427
Discontinued operations	13	—	(3)	1	11
Total ALLL — including discontinued operations	$ 1,422	$ 448	$ (520)	$ 88	$ 1,438

(a) Excludes a provision related to reserves on lending-related commitments of $23 million.

Twelve Months Ended December 31, 2024:

Dollars in millions	December 31, 2023	Provision	Charge-offs	Recoveries	December 31, 2024
Commercial and Industrial	$ 556	$ 388	$ (363)	$ 58	$ 639
Commercial real estate:					
Real estate — commercial mortgage	419	(61)	(40)	2	320
Real estate — construction	52	(1)	—	—	51
Total commercial real estate loans	471	(62)	(40)	2	371
Commercial lease financing	33	(4)	(7)	5	27
Total commercial loans	1,060	322	(410)	65	1,037
Real estate — residential mortgage	162	(74)	(3)	5	90
Home equity loans	86	(16)	(2)	2	70
Other consumer loans	122	70	(64)	8	136
Credit cards	78	39	(47)	6	76
Total consumer loans	448	19	(116)	21	372
Total ALLL — continuing operations	1,508	341 (a)	(526)	86	1,409
Discontinued operations	16	—	(4)	1	13
Total ALLL — including discontinued operations	$ 1,524	$ 341	$ (530)	$ 87	$ 1,422

(a)   Excludes a credit related to reserves on lending-related commitments of $6 million.

Twelve Months Ended December 31, 2023

Dollars in millions	December 31, 2022	Provision	Charge-offs	Recoveries	December 31, 2023
Commercial and industrial	$ 601	$ 99	$ (188)	$ 44	$ 556
Commercial real estate:					
Real estate — commercial mortgage	203	253	(39)	2	419
Real estate — construction	28	23	—	1	52
Total commercial real estate loans	231	276	(39)	3	471
Commercial lease financing	32	(4)	—	5	33
Total commercial loans	864	371	(227)	52	1,060
Real estate — residential mortgage	196	(37)	(1)	4	162
Home equity loans	98	(13)	(2)	3	86
Other consumer loans	113	52	(51)	8	122
Credit cards	66	42	(37)	7	78
Total consumer loans	473	44	(91)	22	448
Total ALLL — continuing operations	1,337	415 (a)	(318)	74	1,508
Discontinued operations	21	(2)	(4)	1	16
Total ALLL — including discontinued operations	$ 1,358	$ 413	$ (322)	$ 75	$ 1,524

(a)   Excludes a provision related to reserves on lending-related commitments of $74 million.

As described in Note 1 ("Summary of Significant Accounting Policies"), we estimate the ALLL using relevant available information, from internal and external sources, relating to past events, current economic and portfolio conditions, and reasonable and supportable forecasts. In our estimation of expected credit losses, we use a two year reasonable and supportable period across all products. Following this two year period in which supportable forecasts can be generated, for all modeled loan portfolios, we revert expected credit losses to a level that is consistent with our historical information by reverting the macroeconomic variables (model inputs) to their long run average. We revert to historical loss rates for less complex estimation methods for smaller portfolios. A 20-year fixed length look back period is used to calculate the long run average of the macroeconomic variables. A four quarter reversion period is used where the macroeconomic variables linearly revert to their long run average following the two year reasonable and supportable period.

We develop our reasonable and supportable forecasts using relevant data including, but not limited to, changes in economic output, unemployment rates, property values, and other factors associated with the credit losses on financial assets. Some macroeconomic variables apply to all portfolio segments, while others are more portfolio specific. The following table discloses key macroeconomic variables for each loan portfolio.

Segment	Portfolio	Key Macroeconomic Variables [a]
Commercial	Commercial and industrial	BBB corporate bond rate (spread), fixed investment, business bankruptcies, GDP, industrial production, unemployment rate, and Producer Price Index
	Commercial real estate	Property & real estate price indices, unemployment rate, business bankruptcies, GDP, and SOFR
	Commercial lease financing	BBB corporate bond rate (spread), GDP, and unemployment rate
Consumer	Real estate — residential mortgage	GDP, home price index, unemployment rate, 30 year mortgage rate and U.S. household income
	Home equity	Home price index, unemployment rate, and 30 year mortgage rate
	Other consumer	Unemployment rate, prime rate and U.S. household income
	Credit cards	Unemployment rate and U.S. household income
	Discontinued operations	Unemployment rate

(a) Variables include all transformations and interactions with other risk drivers. Additionally, variables may have varying impacts at different points in the economic cycle.

In addition to macroeconomic drivers, portfolio attributes such as remaining term, outstanding balance, risk ratings, utilization, FICO, LTV, and delinquency also drive ALLL changes. Our ALLL models were designed to capture the correlation between economic and portfolio changes. As such, evaluating shifts in individual portfolio attributes and macroeconomic variables in isolation may not be indicative of past or future performance.

Economic Outlook

As of December 31, 2025, the economy in 2025 has unfolded better than expected and the outlook is for continued, but slowing, expansion in 2026. As growth weakens and inflationary pressures continue, policy uncertainty adds significant economic strain.

We utilized the Moody's November 2025 Consensus forecast as the baseline forecast to estimate our expected credit losses as of December 31, 2025. This baseline scenario reflects slowing growth over the next two years, but no recession. U.S. GDP is forecasted to grow at an annual rate of 1.8% for 2026 and 2.0% for 2027. The labor market is weakening and the National Unemployment Rate is expected to increase modestly over 2026. The U.S. Consumer Price Index is forecasted to remain at 3% for 2026. The Federal Funds Rate decreases to 3.0-3.25% by late 2026.

Tariffs and the geopolitical environment remain uncertain, which poses potential downside-risks to the economic outlook over the next two years. These economic uncertainty considerations continue to be addressed through a qualitative reserve adjustment, which leverages downside economic assumptions.

As a result of the current economic uncertainty, our future loss estimates may vary considerably from our December 31, 2025 assumptions.

Commercial Loan Portfolio

The commercial ALLL increased by $41 million, or 4.0%, from December 31, 2024, through December 31, 2025. The change in the reserve levels is reflective of the elevated economic uncertainty and loan growth. The reserve build due to these drivers was partly offset by a reserve release due to the net impacts of improving credit quality trends, particularly in commercial real estate.

Consumer Loan Portfolio

The consumer ALLL decreased $23 million, or 6.2%, from December 31, 2024, through December 31, 2025. The decrease is driven by the impact of ongoing loan reductions and continued strong credit performance, particularly for the residential mortgage loan book which represents the largest segment of the consumer portfolio.

Credit Risk Profile

The prevalent risk characteristic for both commercial and consumer loans is the risk of loss arising from an obligor's inability or failure to meet contractual payment or performance terms. Evaluation of this risk is stratified and monitored by the loan risk rating grades assigned for the commercial loan portfolios and the refreshed FICO score assigned for the consumer loan portfolios. The internal risk grades assigned to loans follow our definitions of Pass and Criticized, which are consistent with published definitions of regulatory risk classifications. Loans with a pass rating represent those loans not classified on our rating scale for credits, as minimal credit risk has been identified. Criticized loans are those loans that either have a potential weakness deserving management's close attention or have a well-defined weakness that may put full collection of contractual cash flows at risk. Borrower FICO scores provide information about the credit quality of our consumer loan portfolio as they provide an indication as to the likelihood that a debtor will repay its debts. The scores are obtained from a nationally recognized consumer rating agency and are presented in the tables below at the dates indicated.

Most extensions of credit are subject to loan grading or scoring. Loan grades are assigned at the time of origination, verified by credit risk management, and periodically re-evaluated thereafter. This risk rating methodology blends our judgment with quantitative modeling. Commercial loans generally are assigned two internal risk ratings. The first rating reflects the probability that the borrower will default on an obligation; the second rating reflects expected recovery rates on the credit facility. Default probability is determined based on, among other factors, the financial strength of the borrower, an assessment of the borrower's management, the borrower's competitive position within its industry sector, and our view of industry risk in the context of the general economic outlook. Types of exposure, transaction structure, and collateral, including credit risk mitigants, affect the expected recovery assessment.

Commercial Credit Exposure
Credit Risk Profile by Creditworthiness Category and Vintage [a][b]

As of December 31, 2025			Term Loans Amortized Cost Basis by Origination Year and Internal Risk Rating					Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Dollars in millions	2025	2024	2023	2022	2021	Prior			
Commercial and Industrial									
Risk Rating:									
Pass	$ 9,473	$ 5,864	$ 2,263	$ 5,313	$ 2,648	$ 4,115	$ 24,267	$ 174	$ 54,117
Criticized (Accruing)	139	218	171	463	259	493	1,535	37	3,315
Criticized (Nonaccruing)	1	14	18	54	21	33	115	—	256
Total commercial and industrial	9,613	6,096	2,452	5,830	2,928	4,641	25,917	211	57,688
Current period gross write-offs	13	27	22	27	8	28	187	—	312
Real estate — commercial mortgage									
Risk Rating:									
Pass	3,246	826	651	1,911	1,519	2,997	1,366	29	12,545
Criticized (Accruing)	8	99	60	326	237	246	20	9	1,005
Criticized (Nonaccruing)	—	16	3	95	31	9	3	—	157
Total real estate — commercial mortgage	3,254	941	714	2,332	1,787	3,252	1,389	38	13,707
Current period gross write-offs	19	14	1	18	29	10	3	—	94
Real estate — construction									
Risk Rating:									
Pass	468	565	771	262	130	72	296	2	2,566
Criticized (Accruing)	—	—	20	95	36	127	—	—	278
Criticized (Nonaccruing)	—	—	—	—	—	—	—	—	—
Total real estate — construction	468	565	791	357	166	199	296	2	2,844
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Commercial lease financing									
Risk Rating:									
Pass	322	228	293	433	249	609	—	—	2,134
Criticized (Accruing)	5	4	26	55	18	21	—	—	129
Criticized (Nonaccruing)	—	—	5	2	—	—	—	—	7
Total commercial lease financing	327	232	324	490	267	630	—	—	2,270
Current period gross write-offs	—	—	3	1	—	2	—	—	6
Total commercial loans	$ 13,662	$ 7,834	$ 4,281	$ 9,009	$ 5,148	$ 8,722	$ 27,602	$ 251	$ 76,509
Total commercial loan current period gross write-offs	$ 32	$ 41	$ 26	$ 46	$ 37	$ 40	$ 190	$ —	$ 412

As of December 31, 2024	Term Loans Amortized Cost Basis by Origination Year and Internal Risk Rating						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Dollars in millions	2024	2023	2022	2021	2020	Prior			
Commercial and Industrial									
Risk Rating:									
Pass	$ 6,345	$ 3,097	$ 7,119	$ 3,934	$ 1,617	$ 3,969	$ 22,709	$ 115	$ 48,905
Criticized (Accruing)	172	219	597	419	208	476	1,550	41	3,682
Criticized (Nonaccruing)	23	13	68	30	2	31	153	2	322
Total commercial and industrial	6,540	3,329	7,784	4,383	1,827	4,476	24,412	158	52,909
Current year gross write-offs	1	12	65	106	4	31	144	—	363
Real estate — commercial mortgage									
Risk Rating:									
Pass	1,052	748	2,818	2,202	594	3,194	1,001	41	11,650
Criticized (Accruing)	31	85	571	281	93	316	30	9	1,416
Criticized (Nonaccruing)	—	—	123	52	3	66	—	—	244
Total real estate — commercial mortgage	1,083	833	3,512	2,535	690	3,576	1,031	50	13,310
Current year gross write-offs	—	—	1	6	—	32	1	—	40
Real estate — construction									
Risk Rating:									
Pass	199	846	1,021	340	87	67	42	2	2,604
Criticized (Accruing)	—	17	112	58	68	77	—	—	332
Criticized (Nonaccruing)	—	—	—	—	—	—	—	—	—
Total real estate — construction	199	863	1,133	398	155	144	42	2	2,936
Current year gross write-offs	—	—	—	—	—	—	—	—	—
Commercial lease financing									
Risk Rating:									
Pass	301	430	626	368	217	679	—	—	2,621
Criticized (Accruing)	2	34	33	9	16	21	—	—	115
Criticized (Nonaccruing)	—	—	—	—	—	—	—	—	—
Total commercial lease financing	303	464	659	377	233	700	—	—	2,736
Current year gross write-offs	—	—	—	—	—	7	—	—	7
Total commercial loans	$ 8,125	$ 5,489	$ 13,088	$ 7,693	$ 2,905	$ 8,896	$ 25,485	$ 210	$ 71,891
Total commercial loan current year gross write-offs	$ 1	$ 12	$ 66	$ 112	$ 4	$ 70	$ 145	$ —	$ 410

(a) Accrued interest of $338 million and $322 million as of December 31, 2025, and December 31, 2024, respectively, presented in "Accrued income and other assets" on the Consolidated Balance Sheets, was excluded from the amortized cost basis disclosed in these tables.

(b) Gross write-off information is presented on a year-to-date basis for both the twelve months ended December 31, 2025 and December 31, 2024.

Consumer Credit Exposure
Credit Risk Profile by FICO Score and Vintage [a][b]

As of December 31, 2025		Term Loans Amortized Cost Basis by Origination Year and FICO Score						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Dollars in millions		2025	2024	2023	2022	2021	Prior			
Real estate — residential mortgage										
FICO Score:										
750 and above	$	358 $	224 $	607 $	5,342 $	6,738 $	3,403 $	— $	— $	16,672
660 to 749		69	36	86	504	582	420	—	—	1,697
Less than 660		2	11	23	87	73	149	—	—	345
No Score		2	2	2	1	—	9	2	—	18
Total real estate — residential mortgage		431	273	718	5,934	7,393	3,981	2	—	18,732
Current period gross write-offs		—	—	—	—	—	2	—	—	2
Home equity loans										
FICO Score:										
750 and above		43	26	23	117	676	1,164	1,749	179	3,977
660 to 749		18	13	13	41	149	258	718	58	1,268
Less than 660		2	3	5	15	44	109	253	21	452
No Score		—	—	—	—	—	1	5	—	6
Total home equity loans		63	42	41	173	869	1,532	2,725	258	5,703
Current period gross write-offs		—	—	—	—	—	—	2	—	2
Other consumer loans										
FICO Score:										
750 and above		175	73	104	986	1,032	595	81	—	3,046
660 to 749		112	48	74	220	218	179	172	—	1,023
Less than 660		17	12	21	54	52	46	54	—	256
No Score		12	8	5	10	13	6	265	—	319
Total consumer direct loans		316	141	204	1,270	1,315	826	572	—	4,644
Current period gross write-offs		4	5	7	9	9	7	15	—	56
Credit cards										
FICO Score:										
750 and above		—	—	—	—	—	—	479	—	479
660 to 749		—	—	—	—	—	—	364	—	364
Less than 660		—	—	—	—	—	—	108	—	108
No Score		—	—	—	—	—	—	2	—	2
Total credit cards		—	—	—	—	—	—	953	—	953
Current period gross write-offs		—	—	—	—	—	—	45	—	45
Total consumer loans	$	810 $	456 $	963 $	7,377 $	9,577 $	6,339 $	4,252 $	258 $	30,032
Total consumer loan current period gross write-offs	$	4 $	5 $	7 $	9 $	9 $	9 $	62 $	— $	105

As of December 31, 2024		Term Loans Amortized Cost Basis by Origination Year and FICO Score						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
Dollars in millions		2024	2023	2022	2021	2020	Prior			
Real estate — residential mortgage										
FICO Score:										
750 and above	$	281 $	669 $	5,720 $	7,203 $	2,247 $	1,510 $	— $	— $	17,630
660 to 749		67	116	597	655	199	280	—	—	1,914
Less than 660		4	13	81	63	24	134	—	—	319
No Score		3	2	1	—	1	15	1	—	23
Total real estate — residential mortgage		355	800	6,399	7,921	2,471	1,939	1	—	19,886
Current period gross write-offs		1	—	1	—	—	1	—	—	3
Home equity loans										
FICO Score:										
750 and above		33	31	139	775	612	731	1,886	251	4,458
660 to 749		17	17	50	181	129	186	772	80	1,432
Less than 660		2	5	15	40	31	82	263	25	463
No Score		—	—	—	—	—	1	4	—	5
Total home equity loans		52	53	204	996	772	1,000	2,925	356	6,358
Current period gross write-offs		—	—	—	—	—	1	1	—	2
Other consumer loans										
FICO Score:										
750 and above		107	143	1,149	1,210	527	245	88	—	3,469
660 to 749		70	109	275	268	128	108	184	—	1,142
Less than 660		9	23	59	59	29	24	56	—	259
No Score		35	12	18	17	7	12	196	—	297
Total consumer direct loans		221	287	1,501	1,554	691	389	524	—	5,167
Current period gross write-offs		—	7	17	12	7	6	15	—	64
Credit cards										
FICO Score:										
750 and above		—	—	—	—	—	—	476	—	476
660 to 749		—	—	—	—	—	—	372	—	372
Less than 660		—	—	—	—	—	—	109	—	109
No Score		—	—	—	—	—	—	1	—	1
Total credit cards		—	—	—	—	—	—	958	—	958
Current period gross write-offs		—	—	—	—	—	—	47	—	47
Total consumer loans	$	628 $	1,140 $	8,104 $	10,471 $	3,934 $	3,328 $	4,408 $	356 $	32,369
Total consumer current period gross write-offs	$	1 $	7 $	18 $	12 $	7 $	8 $	63 $	— $	116

(a) Accrued interest of $121 million and $134 million as of December 31, 2025, and December 31, 2024, respectively, presented in "Accrued income and other assets" on the Consolidated Balance Sheets, was excluded from the amortized cost basis disclosed in this table.

(b) Gross write-off information is presented on a year-to-date basis for both the twelve months ended December 31, 2025 and December 31, 2024.

Nonperforming and Past Due Loans

Our policies for determining past due loans, placing loans on nonaccrual, applying payments on nonaccrual loans, and resuming accrual of interest for our commercial and consumer loan portfolios are disclosed in Note 1 ("Summary of Significant Accounting Policies") under the heading "Nonperforming Loans".

The following aging analysis of past due and current loans as of December 31, 2025, and December 31, 2024, provides further information regarding Key's credit exposure.

Aging Analysis of Loan Portfolio[a]

December 31, 2025
Dollars in millions

LOAN TYPE[a]	Current[b][c]	30-59 Days Past Due [b]	60-89 Days Past Due [b]	90 and Greater Days Past Due [b]	Non-performing Loans	Total Past Due and Non-performing Loans	Total Loans [d]
Commercial and industrial	$ 57,336	$ 38	$ 17	$ 41	$ 256	$ 352	$ 57,688
Commercial real estate:							
Commercial mortgage	13,450	47	20	33	157	257	13,707
Construction	2,843	—	—	1	—	1	2,844
Total commercial real estate loans	16,293	47	20	34	157	258	16,551
Commercial lease financing	2,260	3	—	—	7	10	2,270
Total commercial loans	$ 75,889	$ 88	$ 37	$ 75	$ 420	$ 620	$ 76,509
Real estate — residential mortgage	$ 18,593	$ 21	$ 14	$ —	$ 104	$ 139	$ 18,732
Home equity loans	5,593	18	7	5	80	110	5,703
Other consumer loans	4,606	15	10	9	4	38	4,644
Credit cards	926	6	4	10	7	27	953
Total consumer loans	$ 29,718	$ 60	$ 35	$ 24	$ 195	$ 314	$ 30,032
Total loans	$ 105,607	$ 148	$ 72	$ 99	$ 615	$ 934	$ 106,541

(a) Amounts in table represent amortized cost and exclude loans held for sale.
(b) Accrued interest of $459 million presented in "Accrued income and other assets" on the Consolidated Balance Sheets is excluded from the amortized cost basis disclosed in this table.
(c) Includes balances of $66 million in Commercial mortgage and $6 million in Real estate - residential mortgage associated with loans sold to GNMA that are 90 days or more past due where Key has the right but not the obligation to repurchase and whose payments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veteran Affairs.
(d) Net of unearned income, net of deferred fees and costs, and unamortized discounts and premiums.

December 31, 2024
Dollars in millions

LOAN TYPE[a]	Current[b][c]	30-59 Days Past Due [b]	60-89 Days Past Due [b]	90 and Greater Days Past Due [b]	Non-performing Loans	Total Past Due and Non-performing Loans	Total Loans [d]
Commercial and industrial	$ 52,473	$ 48	$ 21	$ 45	$ 322	$ 436	$ 52,909
Commercial real estate:							
Commercial mortgage	13,018	4	29	16	243	292	13,310
Construction	2,932	—	—	4	—	4	2,936
Total commercial real estate loans	15,950	4	29	20	243	296	16,246
Commercial lease financing	2,728	1	6	1	—	8	2,736
Total commercial loans	$ 71,151	$ 53	$ 56	$ 66	$ 565	$ 740	$ 71,891
Real estate — residential mortgage	$ 19,766	$ 20	$ 8	$ —	$ 92	$ 120	$ 19,886
Home equity loans	6,232	26	8	3	89	126	6,358
Other consumer loans	5,129	15	9	9	5	38	5,167
Credit cards	928	6	5	12	7	30	958
Total consumer loans	$ 32,055	$ 67	$ 30	$ 24	$ 193	$ 314	$ 32,369
Total loans	$ 103,206	$ 120	$ 86	$ 90	$ 758	$ 1,054	$ 104,260

(a) Amounts in table represent amortized cost and exclude loans held for sale.
(b) Accrued interest of $456 million presented in "Accrued income and other assets" on the Consolidated Balance Sheets is excluded from the amortized cost basis disclosed in this table.
(c) Includes balances of $75 million in Commercial mortgage and $7 million in Real estate - residential mortgage associated with loans sold to GNMA that are 90 days or more past due where Key has the right but not the obligation to repurchase and whose payments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veteran Affairs.
(d) Net of unearned income, net of deferred fees and costs, and unamortized discounts and premiums.

At December 31, 2025, the carrying amount of our commercial nonperforming loans outstanding represented 76% of their original contractual amount owed, total nonperforming loans outstanding represented 82% of their original contractual amount owed, and nonperforming assets in total were carried at 83% of their original contractual amount owed.

Nonperforming loans reduced expected interest income by $49 million, $54 million, and $37 million for each of the twelve months ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

The amortized cost basis of nonperforming loans on nonaccrual status for which there is no related allowance for credit losses was $386 million at December 31, 2025.

Collateral-dependent Financial Assets

We classify financial assets as collateral-dependent when our borrower is experiencing financial difficulty, and we expect repayment to be provided substantially through the operation or sale of the collateral. Our commercial loans have collateral that includes cash, accounts receivable, inventory, commercial machinery, commercial properties, commercial real estate construction projects, enterprise value, and stock or ownership interests in the borrowing entity. When appropriate we also consider the enterprise value of the borrower as a repayment source for collateral-dependent loans. Our consumer loans have collateral that includes residential real estate, automobiles, boats, and RVs.

At December 31, 2025 and December 31, 2024, the recorded investment of consumer residential mortgage loans in the process of foreclosure was approximately $70 million and $72 million, respectively.

There were no significant changes in the extent to which collateral secures our collateral-dependent financial assets during 2025.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

As part of our loss mitigation activities, we may agree to modify the contractual terms of a loan to a borrower experiencing financial difficulty. Our loan modifications are handled on a case-by-case basis and are negotiated to achieve mutually agreeable terms that maximize loan collectability and meet the borrower's financial needs. Such modifications may include an extension of maturity date, interest rate reduction, an other than insignificant payment delay, other modifications, or some combination thereof. Many factors can go into what is considered an other than insignificant payment delay such as the significance of the restricted payment amount relative to the normal loan payment or the relative significance of the delay to the original loan terms. Generally, Key considers any delay in payment of greater than 90 days in the last 12 months to be significant. The ALLL for loans modified for borrowers experiencing financial difficulty is determined based on Key's ALLL policy as described within Note 1 ("Summary of Significant Accounting Policies").

Modifications for Borrowers Experiencing Financial Difficulty

Our strategy in working with commercial borrowers is to allow them time to improve their financial position through loan modification. Commercial borrowers that are rated substandard or worse in accordance with the regulatory definition, or that cannot otherwise restructure at market terms and conditions, are considered to be experiencing financial difficulty. A modification of a loan is subject to the normal underwriting standards and processes for other similar credit extensions, both new and existing. The modified loan is evaluated to determine if it is a new loan or a continuation of the prior loan.

Consumer loans in which a borrower requires a modification as a result of negative changes to their financial condition or to avoid default, generally indicate the borrower is experiencing financial difficulty. The primary modifications made to consumer loans are amortization, maturity date and interest rate changes. Consumer borrowers identified as experiencing financial difficulty are generally unable to refinance their loans through our normal origination channel or through other independent sources.

The following tables show the amortized cost basis at the end of the noted reporting periods of the loans modified to borrowers experiencing financial difficulty within the past 12 months of the noted periods. The tables do not include those modifications that only resulted in an insignificant payment delay. The tables do not include consumer loans that are still within a trial modification period. Trial modifications may be done for consumer borrowers where a trial payment plan period is offered in advance of a permanent loan modification. As of December 31, 2025, there were 167 loans totaling $26 million in a trial modification period. As of December 31, 2024, there were 120 loans totaling $20 million in a trial modification period.

Commitments outstanding to lend additional funds to borrowers experiencing financial difficulty whose loans were modified were $110 million and $15 million at December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025	Interest Rate Reduction	Term Extension	Other	Combination[a]	Total	
Dollars in millions	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	% of Total Loan Type
LOAN TYPE						
Commercial and Industrial	$ 2	$ 236	$ 22	$ 44	$ 304	0.53 %
Commercial real estate:						
Commercial mortgage	—	159	5	67	231	1.69
Construction	—	30	—	—	30	1.05
Total commercial real estate loans	—	189	5	67	261	1.58
Total commercial loans	$ 2	$ 425	$ 27	$ 111	$ 565	0.74 %
Real estate — residential mortgage	$ 3	$ 1	$ —	$ 10	$ 14	0.07 %
Home equity loans	4	1	—	4	9	0.16
Other consumer loans	—	2	—	2	4	0.09
Credit cards	—	—	—	3	3	0.31
Total consumer loans	$ 7	$ 4	$ —	$ 19	$ 30	0.10 %
Total loans	$ 9	$ 429	$ 27	$ 130	$ 595	0.56 %

(a) Combination modifications consist primarily of loans modified with both an interest rate reduction and a term extension.

As of December 31, 2024	Interest Rate Reduction	Term Extension	Other	Combination[a]	Total	
Dollars in millions	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	% of Total Loan Type
LOAN TYPE						
Commercial and Industrial	$ —	$ 118	$ 25	$ 20	$ 163	0.31 %
Commercial real estate:						
Commercial mortgage	28	236	22	21	307	2.31
Construction	—	29	—	—	29	0.99
Total commercial real estate loans	28	265	22	21	336	2.07
Total commercial loans	$ 28	$ 383	$ 47	$ 41	$ 499	0.69 %
Real estate — residential mortgage	$ 1	$ 1	$ —	$ 12	$ 14	0.07 %
Home equity loans	3	1	2	7	13	0.20
Other consumer loans	—	2	—	3	5	0.10
Credit cards	—	—	—	3	3	0.31
Total consumer loans	$ 4	$ 4	$ 2	$ 25	$ 35	0.11 %
Total loans	$ 32	$ 387	$ 49	$ 66	$ 534	0.51 %

(a) Combination modifications consist primarily of loans modified with both an interest rate reduction and a term extension.

As of December 31, 2023	Interest Rate Reduction	Term Extension	Other	Combination[a]	Total	
Dollars in millions	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	Amortized Cost Basis	% of Total Loan Type
LOAN TYPE						
Commercial and Industrial	$ —	$ 180	$ 49	$ 34	$ 263	0.47 %
Commercial real estate:						
Commercial mortgage	—	4	2	—	6	0.04
Construction	—	—	—	—	—	—
Total commercial real estate loans	—	4	2	—	6	0.03
Total commercial loans	$ —	$ 184	$ 51	$ 34	$ 269	0.35 %
Real estate — residential mortgage	$ —	$ —	$ 1	$ 9	$ 10	0.05 %
Home equity loans	2	1	1	5	9	0.13
Other consumer loans	—	1	—	2	3	0.05
Credit cards	—	—	—	4	4	0.40
Total consumer loans	$ 2	$ 2	$ 2	$ 20	$ 26	0.07 %
Total loans	$ 2	$ 186	$ 53	$ 54	$ 295	0.26 %

(a) Combination modifications consist primarily of loans modified with both an interest rate reduction and a term extension.

Financial Effects of Modifications to Borrowers Experiencing Financial Difficulty

The following table summarizes the financial impacts of loan modifications made to specific loans for the noted periods.

Twelve months ended December 31, 2025	Weighted-average Interest Rate Change	Weighted-average Term Extension (in years)
LOAN TYPE		
Commercial and Industrial	**(0.87)%**	**1.24**
Commercial mortgage	**— %**	**0.96**
Construction	**— %**	**0.50**
Real estate — residential mortgage	**(1.86)%**	**5.85**
Home equity loans	**(2.97)%**	**7.55**
Other consumer loans	**(3.65)%**	**1.20**
Credit cards	**(8.27)%**	**1.00**

Twelve months ended December 31, 2024	Weighted-average Interest Rate Change	Weighted-average Term Extension (in years)
LOAN TYPE		
Commercial and Industrial	(4.12)%	1.75
Commercial mortgage	(1.49)%	0.66
Construction	— %	2.87
Real estate — residential mortgage	(1.81)%	6.15
Home equity loans	(4.03)%	6.53
Other consumer loans	(4.06)%	0.77
Credit cards	(16.26)%	1.00

Twelve months ended December 31, 2023	Weighted-average Interest Rate Change	Weighted-average Term Extension (in years)
LOAN TYPE		
Commercial and Industrial	(5.69)%	0.59
Commercial mortgage	— %	1.37
Real estate — residential mortgage	(1.97)%	7.58
Home equity loans	(4.02)%	6.87
Other consumer loans	(3.62)%	1.01
Credit cards	(14.90)%	1.00

Amortized Cost Basis of Modified Loans That Subsequently Defaulted

Key considers modifications to borrowers experiencing financial difficulty that subsequently become 90 days or more past due under modified terms as subsequently defaulted. The following table presents the amortized cost of modified loans to borrowers experiencing financial difficulty that were within 12 months of their modification and subsequently defaulted within the noted periods.

Twelve months ended December 31, 2025 *Dollars in millions*	Interest Rate Reduction	Term Extension	Other	Combination	Total
LOAN TYPE					
Commercial and Industrial	$ —	$ 2	$ 5	$ —	$ 7
Commercial real estate					
Commercial mortgage	—	18	—	—	18
Total commercial real estate loans	—	18	—	—	18
Total commercial loans	$ —	$ 20	$ 5	$ —	$ 25
Real estate — residential mortgage	$ —	$ —	$ —	$ 1	$ 1
Home equity loans	—	—	1	—	1
Total consumer loans	$ —	$ —	$ 1	$ 1	$ 2
Total loans	$ —	$ 20	$ 6	$ 1	$ 27

Twelve months ended December 31, 2024

Dollars in millions	Interest Rate Reduction		Term Extension		Other		Combination		Total	
LOAN TYPE										
Commercial and Industrial	$	—	$	22	$	—	$	1	$	23
Commercial real estate										
Commercial mortgage		11		—				—		11
Total commercial real estate loans		11		—		—		—		11
Total commercial loans	$	11	$	22	$	—	$	1	$	34
Real estate — residential mortgage	$	—	$	—	$	—	$	1	$	1
Home equity loans		—		—		—		2		2
Total consumer loans	$	—	$	—	$	—	$	3	$	3
Total loans	$	11	$	22	$	—	$	4	$	37

Twelve months ended December 31, 2023

Dollars in millions	Interest Rate Reduction		Term Extension		Other		Combination		Total	
LOAN TYPE										
Commercial and Industrial	$	—	$	7	$	—	$	3	$	10
Commercial real estate										
Commercial mortgage		—		—		1		—		1
Total commercial real estate loans		—		7		1		3		11
Commercial lease financing		—		—		—		—		—
Total commercial loans	$	—	$	7	$	1	$	3	$	11
Total consumer loans	$	—	$	—	$	—	$	—	$	—
Total loans	$	—	$	7	$	1	$	3	$	11

Key closely monitors the performance of loans that are modified for borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the amortized cost as of December 31, 2025, of loans modified during the 12 months then ended, by aging.

As of December 31, 2025

Dollars in millions	Current		30-89 Days Past Due		90 and Greater Days Past Due		Total	
LOAN TYPE								
Commercial and Industrial	$	286	$	7	$	11	$	304
Commercial real estate								
Commercial mortgage		184		42		5		231
Construction		30		—		—		30
Total commercial real estate loans		214		42		5		261
Commercial lease financing		—		—		—		—
Total commercial loans	$	500	$	49	$	16	$	565
Real estate — residential mortgage	$	12	$	1	$	1	$	14
Home equity loans		9		—		—		9
Other consumer loans		4		—		—		4
Credit cards		3		—		—		3
Total consumer loans	$	28	$	1	$	1	$	30
Total loans	$	528	$	50	$	17	$	595

The following table presents the amortized cost as of December 31, 2024, of loans modified during the 12 months then ended, by aging.

As of December 31, 2024 *Dollars in millions*		Current		30-89 Days Past Due		90 and Greater Days Past Due		Total
LOAN TYPE								
Commercial and Industrial	$	154	$	3	$	6	$	163
Commercial real estate								
Commercial mortgage		260		19		28		307
Construction		29		—		—		29
Total commercial real estate loans		289		19		28		336
Total commercial loans	$	443	$	22	$	34	$	499
Real estate — residential mortgage	$	12	$	1	$	1	$	14
Home equity loans		11		1		1		13
Other consumer loans		5		—		—		5
Credit cards		3		—		—		3
Total consumer loans	$	31	$	2	$	2	$	35
Total loans	$	474	$	24	$	36	$	534

The following table presents the amortized cost as of December 31, 2023, of loans modified during the 12 months then ended, by aging.

As of December 31, 2023 *Dollars in millions*		Current		30-89 Days Past Due		90 and Greater Days Past Due		Total
LOAN TYPE								
Commercial and Industrial	$	238	$	25	$	—	$	263
Commercial real estate								
Commercial mortgage		6		—		—		6
Total commercial real estate loans	$	244	$	25	$	—	$	269
Total commercial loans	$	244	$	25	$	—	$	269
Real estate — residential mortgage	$	9	$	1	$	—	$	10
Home equity loans		8		—		1		9
Other consumer loans		3		—		—		3
Credit cards		3		1		—		4
Total consumer loans	$	23	$	2	$	1	$	26
Total loans	$	267	$	27	$	1	$	295

Liability for Credit Losses on Lending-related Commitments

The liability for credit losses on lending-related commitments is included in "accrued expense and other liabilities" on the balance sheet. This includes credit risk for recourse associated with loans sold under the Fannie Mae Delegated Underwriting and Servicing program and credit losses inherent in unfunded lending-related commitments, such as letters of credit and unfunded loan commitments, and certain financial guarantees.

Changes in the liability for credit losses on lending-related commitments are summarized as follows:

Dollars in millions		Twelve months ended December 31,		
		2025		**2024**
Balance at beginning of period	$	**290**	$	296
Provision (credit) for losses on off balance sheet exposures		**23**		(6)
Other		**—**		—
Balance at end of period	$	**313**	$	290

5. Fair Value Measurements

In accordance with GAAP, Key measures certain assets and liabilities at fair value. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market of the asset or liability. Additional information regarding our accounting policies for determining fair value is provided in Note 1 ("Summary of Significant Accounting Policies") under the heading "Fair Value Measurements."

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with GAAP. For more information on the valuation techniques used to measure classes of assets and liabilities reported at fair value on a recurring basis as well as the classification of each in the valuation hierarchy, see below. The following tables present assets and liabilities measured at fair value on a recurring basis at December 31, 2025, and December 31, 2024.

Dollars in millions	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS MEASURED ON A RECURRING BASIS								
Trading account assets:								
U.S. Treasury, agencies and corporations	$ —	$ 674	$ —	$ 674	$ —	$ 930	$ —	$ 930
States and political subdivisions	—	60	—	60	—	127	—	127
Other mortgage-backed securities	—	316	—	316	—	183	—	183
Other securities	—	6	—	6	—	25	—	25
Total trading account securities	—	1,056	—	1,056	—	1,265	—	1,265
Commercial loans	—	5	—	5	—	18	—	18
Total trading account assets	—	1,061	—	1,061	—	1,283	—	1,283
Securities available for sale:								
U.S. Treasury, agencies and corporations	—	7,886	—	7,886	—	8,904	—	8,904
States and political subdivisions	—	—	—	—	—	—	—	—
Agency residential collateralized mortgage obligations	—	8,565	—	8,565	—	9,224	—	9,224
Agency residential mortgage-backed securities	—	19,195	—	19,195	—	15,169	—	15,169
Agency commercial mortgage-backed securities	—	3,950	—	3,950	—	4,410	—	4,410
Other securities	—	—	—	—	—	—	—	—
Total securities available for sale	$ —	$ 39,596	$ —	$ 39,596	$ —	$ 37,707	$ —	$ 37,707
Other investments:								
Principal investments:								
Indirect (measured at NAV) [a]	$ —	$ —	$ —	$ 9	$ —	$ —	$ —	$ 14
Total principal investments	—	—	—	9	—	—	—	14
Equity investments:								
Direct	—	—	3	3	—	—	2	2
Direct (measured at NAV) [a]	—	—	—	71	—	—	—	54
Indirect (measured at NAV) [a]	—	—	—	3	—	—	—	3
Total equity investments	—	—	3	77	—	—	2	59
Total other investments	—	—	3	86	—	—	2	73
Loans, net of unearned income (residential)	—	—	11	11	—	—	10	10
Loans held for sale (residential)	—	149	—	149	—	93	—	93
Derivative assets:								
Interest rate	—	135	(3)	132	—	114	(4)	110
Foreign exchange	39	44	—	83	93	31	—	124
Commodity	—	249	—	249	—	363	—	363
Credit	—	—	—	—	—	—	—	—
Other	—	7	1	8	—	15	—	15
Derivative assets	39	435	(2)	472	93	523	(4)	612
Netting adjustments [b]	—	—	—	(297)	—	—	—	(363)
Total derivative assets	39	435	(2)	175	93	523	(4)	249
Total assets on a recurring basis at fair value	$ 39	$ 41,241	$ 12	$ 41,078	$ 93	$ 39,606	$ 8	$ 39,415
LIABILITIES MEASURED ON A RECURRING BASIS								
Bank notes and other short-term borrowings:								
Short positions	$ 412	$ 409	$ —	$ 821	$ 107	$ 773	$ —	$ 880
Derivative liabilities:								
Interest rate	—	577	—	577	—	965	—	965
Foreign exchange	36	44	—	80	85	32	—	117
Commodity	—	237	—	237	—	343	—	343
Credit	—	8	—	8	—	—	—	—
Other	—	25	—	25	—	14	—	14
Derivative liabilities	36	891	—	927	85	1,354	—	1,439
Netting adjustments [b]	—	—	—	(274)	—	—	—	(411)
Total derivative liabilities	36	891	—	653	85	1,354	—	1,028
Total liabilities on a recurring basis at fair value	$ 448	$ 1,300	$ —	$ 1,474	$ 192	$ 2,127	$ —	$ 1,908

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

(b) Netting adjustments represent the amounts recorded to convert our derivative assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. The net basis takes into account the impact of bilateral collateral and master netting agreements that allow us to settle all derivative contracts with a single counterparty on a net basis and to offset the net derivative position with the related cash collateral. Total derivative assets and liabilities include these netting adjustments.

Qualitative Disclosures of Valuation Techniques

The following table describes the valuation techniques and significant inputs used to measure the classes of assets and liabilities reported at fair value on a recurring basis, as well as the classification of each within the valuation hierarchy.

Asset/liability class	Valuation technique	Valuation hierarchy classification(s)
Securities (includes trading account assets, securities available for sale, and U.S. Treasury Bills classified as short-term investments)	Fair value of level 1 securities is determined by: • Quoted market prices available in an active market for identical securities. This includes exchange-traded equity securities. Fair value of level 2 securities is determined by: • Pricing models (either by a third party pricing service or internally). Inputs include: yields, benchmark securities, bids, offers, actual trade data (i.e., spreads, credit ratings, and interest rates) for comparable assets, spread tables, matrices, high-grade scales, and option-adjusted spreads. • Observable market prices of similar securities. The valuations provided by the third-party pricing service are based on observable market inputs, which include benchmark yields, reported trades, issuer spreads, benchmark securities, bids, offers, and reference data obtained from market research publications. Inputs used by the third-party pricing service in valuing CMOs and other mortgage-backed securities also include new issue data, monthly payment information, whole loan collateral performance, and "To Be Announced" prices. In valuations of securities issued by state and political subdivisions, inputs used by the third-party pricing service also include material event notices. We regularly validate the pricing methodologies of valuations derived from a third-party pricing service to ensure the fair value determination is consistent with applicable accounting guidance and that our assets are properly classified in the fair value hierarchy. To perform this validation, we: • review documentation received from our third-party pricing service regarding the inputs used in its valuations and determine a level assessment for each category of securities; • substantiate actual inputs used for a sample of securities by comparing the actual inputs used by our third-party pricing service to comparable inputs for similar securities; and • substantiate the fair values determined for a sample of securities by comparing the fair values provided by our third-party pricing service to prices from other independent sources for the same and similar securities. We analyze variances and conduct additional research with our third-party pricing service and take appropriate steps based on our findings.	Level 1 and 2 (primarily Level 2)
Commercial loans (trading account assets)	Fair value is based on: • Observable market price spreads for similar loans. Valuations reflect prices within the bid-ask spread that are most representative of fair value.	Level 2
Principal investments (indirect)	Indirect principal investments include primary and secondary investments in private equity funds engaged mainly in venture- and growth-oriented investing. These investments do not have readily determinable fair values and qualify for the practical expedient to estimate fair value based upon net asset value per share (or its equivalent, such as member units or an ownership interest in partners' capital to which a proportionate share of net assets is attributed). Indirect principal investments are also accounted for as investment companies, whereby each investment is adjusted to fair value with any net realized or unrealized gain/loss recorded in the current period's earnings. The fair value and related unfunded commitments of our indirect principal investments at December 31, 2025, was $9 million and $1 million, respectively. No additional financial support was provided for the years ended December 31, 2025, and December 31, 2024. At December 31, 2025, no significant liquidation of the underlying investments has been communicated to Key.	NAV

Asset/liability class	Valuation technique	Valuation hierarchy classification(s)
Other direct equity investments	Fair value is determined using: • Discounted cash flows • Operating performance and market/exit multiples of comparable businesses • Other unique facts and circumstances related to each individual investment For level 3 securities, increases in the discount rate applied in the discounted cash flow models would negatively affect the fair value. Increases in valuation multiples of comparable companies would positively affect the fair value.	Level 3
Other direct and indirect equity investments (NAV)	Certain direct and indirect investments do not have readily determinable fair values and qualify for the practical expedient in the accounting guidance that allows us to estimate fair value based upon net asset value per share. These are typically comprised of investments in venture capital funds engaged mainly in venture- and growth-oriented investing. The unfunded commitments of these investments as of December 31, 2025, totaled $57 million.	NAV
Loans held for sale and held for investment (residential)	Residential mortgage loans held for sale are accounted for at fair value. Fair values are based on: • Quoted market prices, where available • Prices for other traded mortgage loans with similar characteristics • Purchase commitments and bid information received from market participants Prices are adjusted as necessary to include: • The embedded servicing value in the loans • The specific characteristics of certain loans that are priced based on the pricing of similar loans. Residential loans held for investment: Certain residential loans held for sale contain salability exceptions that make them unable to be sold into the performing loan sales market. Loans in this category are transferred to the held to maturity loan portfolio and are included in "Loans, net of unearned income" on the balance sheet. This type of loan is classified as level 3 in the valuation hierarchy as transaction details regarding sales of this type of loan are often unavailable. Fair value is based upon: • Unobservable bid information from brokers and investors Higher (lower) unobservable bid information would have resulted in higher (lower) fair value measurements.	Level 2 and 3 (primarily level 2)
Derivatives	Certain foreign exchanged derivative instruments are able to be valued using quoted prices in active markets and are therefore classified as Level 1 instruments. The majority of our derivative positions are Level 2 and are valued using internally developed models based on market convention and observable market inputs. These derivative contracts include interest rate swaps, commodity swaps, certain options, floors, cross currency swaps, credit default swaps, and forward mortgage loan sale commitments. Significant inputs used in the valuation models include: • SOFR and Overnight Index Swap (OIS) curves, index pricing curves, foreign currency curves • Volatility surfaces (a three-dimensional graph of implied volatility against strike price and maturity) We have customized derivative instruments and risk participations that are classified as Level 3 instruments. These derivative positions are valued using internally developed models, with inputs consisting of available market data, including: • Credit spreads and interest rates The unobservable internally derived assumptions include: • Loss given default • Internal risk assessments of customers The fair value represents an estimate of the amount that the risk participation counterparty would need to pay/receive as of the measurement date based on the probability of customer default on the swap transaction and the fair value of the underlying customer swap. Therefore, for sold risk participation agreements, a higher loss probability and a lower credit rating would negatively affect the fair value of the risk participations and a lower loss probability and higher credit rating would positively affect the fair value of the risk participations. (For purchased risk participation agreements, higher loss probabilities and lower credit ratings would positively affect the fair value.)	Level 1, 2, and 3 (primarily level 2)

Asset/liability class	Valuation technique	Valuation hierarchy classification(s)
Derivatives (continued)	We use interest rate lock commitments for our residential mortgage business, which are classified as Level 3 instruments. The significant components of the valuation model include: • Interest rates observable in the market • Investor supplied prices for similar loans and securities • The probability of the loan closing (i.e. the "pull-through" amount, a significant unobservable input). Increases (decreases) in the probability of the loan closing would have resulted in higher (lower) fair value measurements. Valuation of residential mortgage forward sale commitments utilizes observable market prices of comparable commitments and mortgage securities (Level 2). The fair values of our derivatives include a credit valuation adjustment related to both counterparty and our own creditworthiness. The credit component considers master netting and collateral agreements and is determined by the individual counterparty based on potential future exposures, expected recovery rates, and market-implied probabilities of default.	Level 1, 2, and 3 (primarily level 2)
Liability for short positions	This includes fixed income securities held by our broker dealer in its trading inventory. Fair value of level 1 securities is determined by: • Quoted market prices available in an active market for identical securities Fair value of level 2 securities is determined by: • Observable market prices of similar securities • Market activity, spreads, credit ratings and interest rates for each security type	Level 1 and 2

We also make liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when we are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

Changes in Level 3 Fair Value Measurements

The change in the fair values of our Level 3 financial instruments measured at fair value on a recurring basis for the years ended December 31, 2025, and December 31, 2024 was not material.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in accordance with GAAP. The adjustments to fair value generally result from the application of accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment. There were no liabilities measured at fair value on a nonrecurring basis at December 31, 2025, and December 31, 2024.

The following table presents our assets measured at fair value on a nonrecurring basis at December 31, 2025, and December 31, 2024:

	December 31, 2025				December 31, 2024			
Dollars in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS MEASURED ON A NONRECURRING BASIS								
Collateral-dependent loans	$ —	$ —	$ 56	$ 56	$ —	$ —	$ 152	$ 152
Accrued income and other assets	—	—	32	32	—	—	14	14
Total assets on a nonrecurring basis at fair value	$ —	$ —	$ 88	$ 88	$ —	$ —	$ 166	$ 166

Qualitative Disclosures of Valuation Techniques

The following table describes the valuation techniques and significant inputs used to measure the significant classes of assets and liabilities reported at fair value on a nonrecurring basis, as well as the classification of each within the valuation hierarchy.

Asset/liability class	Valuation technique	Valuation hierarchy classification(s)
Collateral-dependent loans	When a loan is collateral-dependent, the fair value of the loan is determined based on the fair value of the underlying collateral less estimated selling costs.	Level 3
OREO, other repossessed personal properties, and right-of-use assets[a]	OREO, other repossessed properties, and right-of-use assets are valued based on: • Appraisals and third-party price opinions, less estimated selling costs Generally, we classify these assets as Level 3, but OREO and other repossessed properties for which we receive binding purchase agreements are classified as Level 2. Returned lease inventory is valued based on market data for similar assets and is classified as Level 2.	Level 2 and 3
Other equity investments	We have other investments in equity securities that do not have readily determinable fair values and do not qualify for the practical expedient to measure the investment using a net asset value per share. We have elected to measure these securities at cost less impairment plus or minus adjustments due to observable orderly transactions. Impairment is recorded when there is evidence that the expected fair value of the investment has declined to below the recorded cost. At each reporting period, we assess if these investments continue to qualify for this measurement alternative. At December 31, 2025, and December 31, 2024, the carrying amount of equity investments recorded under this method was $467 million and $394 million, respectively. We recorded no impairment for the year ended December 31, 2025. We recorded $5 million impairment for the year ended December 31, 2024.	Level 3
Mortgage Servicing Rights[a]	Refer to Note 8 ("Mortgage Servicing Assets")	Level 3

(a) Asset classes included in "Accrued income and other assets" on the Consolidated Balance Sheets

Quantitative Information about Level 3 Fair Value Measurements

The range and weighted-average of the significant unobservable inputs used to measure the fair value our material Level 3 recurring and nonrecurring assets at December 31, 2025, and December 31, 2024, along with the valuation techniques used, are shown in the following table:

	Level 3 Asset (Liability)				Range (Weighted-Average) [a]	
Dollars in millions	December 31, 2025	December 31, 2024	Valuation Technique	Significant Unobservable Input	December 31, 2025	December 31, 2024
Recurring						
Loans, net of unearned income (residential)	$ 11	$ 10	Market comparable pricing	Comparability factor	**74.30%-99.00% (84.99%)**	68.00 - 95.00% (77.48%)
Derivative instruments:						
Interest rate	(3)	(4)	Discounted cash flows	Probability of default	**.02 - 100% (4.40%)**	.02 - 100% (5.00%)
				Loss given default	**0 - 1 (.49)**	0 - 1 (.50)
Insignificant level 3 assets, net of liabilities[b]	4	2				
Nonrecurring						
Collateral dependent loans	56	152	Fair value of underlying collateral	Liquidity discount	**0 - 100.00% (40.00%)**	0 - 100.00% (33.00%)
Accrued income and other assets:[c]						
OREO and other assets	8	14	Appraised value	Appraised value	**N/M**	N/M

(a) The weighted average of significant unobservable inputs is calculated using a weighting relative to fair value.
(b) Represents the aggregate amount of Level 3 assets and liabilities measured at fair value on a recurring basis that are individually and in the aggregate insignificant. The amount includes certain equity investments and certain financial derivative assets and liabilities.
(c) Excludes $24 million pertaining to mortgage servicing assets measured as of December 31, 2025. Refer to Note 8 ("Mortgage Servicing Assets") for significant unobservable inputs pertaining to these assets.

Fair Value Disclosures of Financial Instruments

The carrying amounts and estimated fair value for certain financial instruments that are not recorded at fair value in the consolidated balance sheet as of December 31, 2025, and December 31, 2024, are shown in the following table.

Dollars in millions	Carrying Amount	December 31, 2025			
		Fair Value			
		Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS					
Cash and short-term investments [a]	$ 11,450	$ 11,450	$ —	$ —	$ 11,450
Held-to-maturity securities [b]	8,622	—	8,313	—	8,313
Other investments [c]	863	—	—	863	863
Loans, net of unearned income [d]	105,103	—	—	101,946	101,946
Loans held for sale [c]	928	—	—	928	928
FINANCIAL LIABILITIES					
Time deposits [e]	$ 12,680	$ —	$ 12,731	$ —	$ 12,731
Short-term borrowings [a]	263	—	263	—	263
Long-term debt [e]	9,917	9,318	729	—	10,047
Deposits with no stated maturity [a]	136,033	—	136,033	—	136,033

Dollars in millions	Carrying Amount	December 31, 2024			
		Fair Value			
		Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS					
Cash and short-term investments [a]	$ 19,247	$ 19,247	$ —	$ —	$ 19,247
Held-to-maturity securities [b]	7,395	—	6,837	—	6,837
Other investments [c]	967	—	—	967	967
Loans, net of unearned income [d]	102,841	—	—	99,105	99,105
Loans held for sale [c]	704	—	—	704	704
FINANCIAL LIABILITIES					
Time deposits [e]	$ 16,952	$ —	$ 17,068	$ —	$ 17,068
Short-term borrowings [a]	1,264	—	1,264	—	1,264
Long-term debt [e]	12,105	11,430	$ 477	—	11,907
Deposits with no stated maturity [a]	132,808	—	132,808	—	132,808

Valuation Methods and Assumptions

(a) Fair value equals or approximates carrying amount. The fair value of deposits with no stated maturity does not take into consideration the value ascribed to core deposit intangibles.

(b) Fair values of held-to-maturity securities are determined by using models that are based on security-specific details, as well as relevant industry and economic factors. The most significant of these inputs are quoted market prices, interest rate spreads on relevant benchmark securities, and certain prepayment assumptions. We review the valuations derived from the models to ensure that they are reasonable and consistent with the values placed on similar securities traded in the secondary markets.

(c) Information pertaining to our methodology for measuring the fair values of these assets and liabilities is included in the sections entitled "Qualitative Disclosures of Valuation Techniques" and "Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis" in this Note.

(d) The fair value of loans is based on the present value of the expected cash flows. The projected cash flows are based on the contractual terms of the loans, adjusted for prepayments and use of a discount rate based on the relative risk of the cash flows, taking into account the loan type, maturity of the loan, liquidity risk, servicing costs, and a required return on debt and capital. In addition, an incremental liquidity discount is applied to certain loans, using historical sales of loans during periods of similar economic conditions as a benchmark. The fair value of loans includes lease financing receivables at their aggregate carrying amount, which is equivalent to their fair value.

(e) Fair values of time deposits and non-publicly traded long-term debt are based on discounted cash flows utilizing relevant market inputs.

We determine fair value based on assumptions pertaining to the factors that a market participant would consider in valuing the asset. A substantial portion of our fair value adjustments are related to liquidity. During 2025 and 2024, the fair values of our loan portfolios generally remained stable, primarily due to sustained liquidity in the loan markets. If we were to use different assumptions, the fair values shown in the preceding table could change.

Discontinued assets - education lending business. Our discontinued assets include government-guaranteed and private education loans originated through our education lending business that was discontinued in September 2009. This portfolio consists of loans recorded at carrying value with appropriate valuation reserves and loans recorded at fair value. All of these loans were excluded from the table above as follows:

- Loans at carrying value, net of allowance, of $205 million ($155 million at fair value) at December 31, 2025, and $257 million ($192 million at fair value) at December 31, 2024

These loans are classified as Level 3 because we rely on unobservable inputs when determining fair value since observable market data is not available.

6. Securities

The amortized cost, unrealized gains and losses, and approximate fair value of our securities available for sale and held-to-maturity securities are presented in the following tables. Gross unrealized gains and losses represent the difference between the amortized cost and the fair value of securities on the balance sheet as of the dates indicated. Accordingly, the amount of these gains and losses may change in the future as market conditions change.

December 31, Dollars in millions	2025 Amortized Cost [a][b]	2025 Gross Unrealized Gains	2025 Gross Unrealized Losses	2025 Fair Value	2024 Amortized Cost [a][b]	2024 Gross Unrealized Gains	2024 Gross Unrealized Losses	2024 Fair Value
SECURITIES AVAILABLE FOR SALE								
U.S. Treasury, agencies, and corporations	$ 7,842	$ 61	$ 17	$ 7,886	$ 8,928	$ 20	$ 44	$ 8,904
Agency residential collateralized mortgage obligations	10,269	4	1,708	8,565	11,409	8	2,193	9,224
Agency residential mortgage-backed securities	19,451	201	457	19,195	16,038	3	872	15,169
Agency commercial mortgage-backed securities	4,284	1	335	3,950	4,927	—	517	4,410
Total securities available for sale	$ 41,846	$ 267	$ 2,517	$ 39,596	$ 41,302	$ 31	$ 3,626	$ 37,707
HELD-TO-MATURITY SECURITIES								
Agency residential collateralized mortgage obligations	$ 4,026	$ 8	$ 176	$ 3,858	$ 4,577	$ 3	$ 332	$ 4,248
Agency residential mortgage-backed securities	2,374	12	13	2,373	151	—	17	134
Agency commercial mortgage-backed securities	2,121	1	139	1,983	2,333	—	203	2,130
Asset-backed securities [c]	77	—	2	75	308	—	8	300
Other securities	24	—	—	24	26	—	1	25
Total held-to-maturity securities	$ 8,622	$ 21	$ 330	$ 8,313	$ 7,395	$ 3	$ 561	$ 6,837

(a) Amortized cost amounts exclude accrued interest receivable which is recorded within "other assets" on the balance sheet. At December 31, 2025, accrued interest receivable on available for sale securities and held-to-maturity securities totaled $121 million and $26 million, respectively. At December 31, 2024, accrued interest receivable on available for sale securities and held-to-maturity securities totaled $109 million and $21 million, respectively.

(b) Excluded from the amortized cost of securities available for sale are basis adjustments for securities designated in active fair value hedges. Basis adjustments totaled $99 million and $(6) million as of December 31, 2025 and December 31, 2024, respectively. The securities being hedged are primarily U.S Treasuries, Agency RMBS, and Agency CMBS.

(c) Amortized costs includes $74 million of securities as of December 31, 2025, and $303 million of securities as of December 31, 2024, related to the purchase of senior notes from a securitization collateralized by sold indirect auto loans.

The following table summarizes securities in an unrealized loss position for which an allowance for credit losses has not been recorded as of December 31, 2025, and December 31, 2024:

	Duration of Unrealized Loss Position					
	Less than 12 Months		12 Months or Longer		Total	
Dollars in millions	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2025						
Securities available for sale:						
U.S. Treasury, agencies, and corporations	$ —	$ —	$ 525	$ 17	$ 525	$ 17
Agency residential collateralized mortgage obligations	—	—	7,677	1,708	7,677	1,708
Agency residential mortgage-backed securities	1,226	7	5,583	450	6,809	457
Agency commercial mortgage-backed securities	7	—	3,777	335	3,784	335
Held-to-maturity securities:						
Agency residential collateralized mortgage obligations	240	2	3,023	174	3,263	176
Agency residential mortgage-backed securities	526	2	125	11	651	13
Agency commercial mortgage-backed securities	—	—	1,914	139	1,914	139
Asset-backed securities	—	—	75	2	75	2
Other securities	5	—	6	—	11	—
Total securities in an unrealized loss position	$ 2,004	$ 11	$ 22,705	$ 2,836	$ 24,709	$ 2,847
December 31, 2024						
Securities available for sale:						
U.S. Treasury, agencies, and corporations	$ 3,647	$ 8	$ 508	$ 36	$ 4,155	$ 44
Agency residential collateralized mortgage obligations	91	—	8,108	2,193	8,199	2,193
Agency residential mortgage-backed securities	11,364	254	3,145	618	14,509	872
Agency commercial mortgage-backed securities	50	1	4,360	516	4,410	517
Held-to-maturity securities:						
Agency residential collateralized mortgage obligations	569	18	3,387	314	3,956	332
Agency residential mortgage-backed securities	—	—	134	17	134	17
Agency commercial mortgage-backed securities	—	—	2,060	203	2,060	203
Asset-backed securities	—	—	300	8	300	8
Other securities	7	—	8	1	15	1
Total securities in an unrealized loss position	$ 15,728	$ 281	$ 22,010	$ 3,906	$ 37,738	$ 4,187

Based on our evaluation at December 31, 2025, an allowance for credit losses has not been recorded nor have unrealized losses been recognized into income. The issuers of the securities are of high credit quality and have a history of no credit losses, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely attributed to changes in interest rates and other market conditions. The issuers continue to make timely principal and interest payments.

The following table presents gross realized gains and losses associated with our securities available for sale portfolio for the noted periods. Realized losses for the year ended December 31, 2024, relate primarily to the strategic repositioning completed in the third and fourth quarters of 2024.

Year ended December 31, *Dollars in millions*	2025		2024		2023
Securities available for sale					
Realized gains	$	— $	— $		4
Realized (losses)		—	(1,863)		(8)

At December 31, 2025, securities available-for-sale and held-to-maturity securities totaling $18.7 billion were pledged to secure securities sold under repurchase agreements, to secure public and trust deposits, to facilitate access to secured funding, and for other purposes required or permitted by law.

The following table shows our securities by remaining maturity at December 31, 2025. CMOs, other mortgage-backed securities, and asset-backed securities in the available for sale portfolio and held-to-maturity portfolio are presented based on their expected average lives. The remaining securities, in both the available-for-sale and held-to-maturity portfolios, are presented based on their remaining contractual maturity. Actual maturities may differ from expected or contractual maturities since borrowers have the right to prepay obligations with or without prepayment penalties.

December 31, 2025 *Dollars in millions*	Securities Available for Sale		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,070	$ 3,085	$ 472	$ 467
Due after one through five years	10,796	10,504	2,231	2,176
Due after five through ten years	21,855	20,214	4,796	4,671
Due after ten years	6,125	5,793	1,123	999
Total	$ 41,846	$ 39,596	$ 8,622	$ 8,313

7. Derivatives and Hedging Activities

We are a party to various derivative instruments, mainly through our subsidiary, KeyBank. The primary derivatives that we use are interest rate swaps, caps, floors, forwards, and futures; foreign exchange contracts; commodity derivatives; and credit derivatives. Generally, these instruments help us manage exposure to interest rate risk, mitigate the credit risk inherent in our loan portfolio, hedge against changes in foreign currency exchange rates, and facilitate client financing and hedging needs.

Additional information regarding our accounting policies for derivatives is provided in Note 1 ("Summary of Significant Accounting Policies") under the heading "Derivatives and Hedging."

Derivatives Designated in Hedge Relationships

Net interest income and the EVE change in response to changes in the mix of assets, liabilities, and off-balance sheet instruments and the associated interest rates tied to each instrument. In addition, differences in the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities cause net interest income and the EVE to fluctuate. We utilize derivatives that have been designated as part of a hedge relationship in accordance with the applicable accounting guidance to manage net interest income and EVE to within our stated risk tolerances. The primary derivative instruments used to manage interest rate risk are interest rate swaps.

We designate certain "receive fixed/pay variable" interest rate swaps as fair value hedges. These contracts convert certain fixed-rate long-term debt into variable-rate obligations, thereby modifying our exposure to changes in interest rates. As a result, we receive fixed-rate interest payments in exchange for making variable-rate payments over the lives of the contracts without exchanging the notional amounts.

Similarly, we designate certain "receive fixed/pay variable" interest rate swaps as cash flow hedges. These contracts effectively convert certain floating-rate loans into fixed-rate loans to reduce the potential adverse effect of interest rate decreases on future interest income. Again, we receive fixed-rate interest payments in exchange for making variable-rate payments over the lives of the contracts without exchanging the notional amounts.

We designate interest rate floors as cash flow hedges. Interest rate floors also reduce the potential adverse effect of interest rate decreases on future interest income. We receive interest payments when the reference rate specified in the contracts falls below a strike price or floor rate in exchange for an upfront premium.

We designate certain "pay fixed/receive variable" interest rate swaps as fair value hedges. These swaps convert certain fixed-rate securities into floating rate securities. The swaps reduce the potential adverse effects from higher interest rates on valuations and future interest income.

We designate certain "pay fixed/receive variable" interest rate swaps as cash flow hedges. These swaps convert certain floating-rate debt into fixed-rate debt. We also use these swaps to manage the interest rate risk associated with anticipated sales of certain commercial real estate loans. The swaps protect against the possible short-term decline in the value of the loans that could result from changes in interest rates between the time they are originated and the time they are sold.

Derivatives Not Designated in Hedge Relationships

We may enter into interest rate swap contracts to manage economic risks but do not designate the instruments in hedge relationships. Excluding contracts addressing customer exposures, the amount of derivatives hedging risks on an economic basis at December 31, 2025, was not significant.

Like other financial services institutions, we originate loans and extend credit, both of which expose us to credit risk. We actively manage our overall loan portfolio and the associated credit risk in a manner consistent with asset quality objectives and concentration risk tolerances to mitigate portfolio credit risk. Purchasing credit protection through default swaps and risk participation agreements enables us to transfer to a third party a portion of the credit risk associated with a particular extension of credit, including situations where there is a forecasted sale of loans. We purchase credit default swaps to reduce the credit risk associated with the debt securities held in our trading portfolio.

We also enter into derivative contracts for other purposes, including:

* interest rate swap, cap, and floor contracts entered into generally to accommodate the needs of commercial loan clients;
* energy and base metal swap and option contracts entered into to accommodate the needs of clients;
* foreign exchange forward and option contracts entered into primarily to accommodate the needs of clients; and
* futures contracts and positions with third parties that are intended to offset or mitigate the interest rate or market risk related to client positions discussed above.

Fair Values, Volume of Activity, and Gain/Loss Information Related to Derivative Instruments

The following table summarizes the fair values of our derivative instruments on a gross and net basis as of December 31, 2025, and December 31, 2024. The change in the notional amounts of these derivatives by type from December 31, 2024, to December 31, 2025, indicates the volume of our derivative transaction activity during 2025. The notional amounts are not affected by bilateral collateral and master netting agreements. The derivative asset and liability balances are presented on a gross basis, prior to the application of bilateral collateral and master netting agreements. Total derivative assets and liabilities are adjusted to take into account the impact of legally enforceable master netting agreements that allow us to settle all derivative contracts with a single counterparty on a net basis and to offset the net derivative position with the related cash collateral. Where master netting agreements are not in effect or are not enforceable under bankruptcy laws, we do not adjust those derivative assets and liabilities with counterparties. Securities collateral related to legally enforceable master netting agreements is not offset on the balance sheet. Our derivative instruments are included in "accrued income and other assets" or "accrued expenses and other liabilities" on the Consolidated Balance Sheets, as indicated in the following table:

Dollars in millions		December 31, 2025			December 31, 2024		
			Fair Value [a]			Fair Value [a]	
		Notional Amount	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedging instruments:							
Interest rate	$	64,228 $	(13) $	4 $	64,701 $	(4) $	3
Derivatives not designated as hedging instruments:							
Interest rate		74,994	145	573	72,215	114	962
Foreign exchange		5,767	83	80	6,516	124	117
Commodity		5,553	249	237	8,778	363	343
Credit		107	—	8	60	—	—
Other [b]		4,217	8	25	3,145	15	14
Total derivatives not designated as hedging instruments:		90,638	485	923	90,714	616	1,436
Total		154,866	472	927	155,415	612	1,439
Netting adjustments [c]		—	(297)	(274)	—	(363)	(411)
Net derivatives in the balance sheet		154,866	175	653	155,415	249	1,028
Other collateral [d]		—	(22)	(1)	—	—	(1)
Net derivative amounts	$	154,866 $	153 $	652 $	155,415 $	249 $	1,027

(a) We take into account bilateral collateral and master netting agreements that allow us to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. As a result, we could have derivative contracts with negative fair values included in derivative assets and contracts with positive fair values included in derivative liabilities.

(b) Other derivatives include interest rate lock commitments related to our residential and commercial banking activities, forward sale commitments related to our residential mortgage banking activities, forward purchase and sales contracts consisting of contractual commitments associated with "to be announced" securities and when-issued securities, and other customized derivative contracts.

(c) Netting adjustments represent the amounts recorded to convert our derivative assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. As of December 31, 2025, excess collateral that has not been offset against net derivative instrument positions totaled $165 million of cash collateral and $218 million of securities collateral posted as well as $3 million of cash collateral and $78 million of securities collateral held. As of December 31, 2024, excess collateral that has not been offset against net derivative instrument positions totaled $168 million of cash collateral and $215 million of securities collateral posted as well as $13 million of cash collateral and $32 million of securities collateral held.

(d) Other collateral represents the amount that cannot be used to offset our derivative assets and liabilities from a gross basis to a net basis in accordance with the applicable accounting guidance. The other collateral consists of securities and is exchanged under bilateral collateral and master netting agreements that allow us to offset the net derivative position with the related collateral. The application of the other collateral cannot reduce the net derivative position below zero. Therefore, excess other collateral, if any, is not reflected above.

Fair value hedges. During the year ended December 31, 2025, we did not exclude any portion of fair value hedging instruments from the assessment of hedge effectiveness.

The following tables summarize the amounts that were recorded on the balance sheet as of December 31, 2025 and December 31, 2024, related to cumulative basis adjustments for fair value hedges.

Dollars in millions	December 31, 2025			
	Balance sheet line item in which the hedge item is included	Carrying amount of hedged item[a]	Hedge accounting basis adjustment - active hedges	Hedge accounting basis adjustment - discontinued hedges
Interest rate contracts	Long-term debt $	8,504 $	(199) $	(3)
Interest rate contracts	Securities available for sale[b]	12,843	(100)	14

Dollars in millions	December 31, 2024			
	Balance sheet line item in which the hedge item is included	Carrying amount of hedged item[a]	Hedge accounting basis adjustment - active hedges	Hedge accounting basis adjustment - discontinued hedges
Interest rate contracts	Long-term debt $	10,249 $	(490) $	(4)
Interest rate contracts	Securities available for sale[b]	12,097	5	17

(a) The carrying amount represents the portion of the asset or liability designated as the hedged item.

(b) Certain amounts are designed as fair value hedges under the portfolio layer method. The carrying amount represents the amortized costs basis of the prepayable financial assets used to designate hedging relationships in which the hedged item is the last layer expected to be remaining at the end of the relationship. At December 31, 2025 and December 31, 2024, the amortized cost of the closed portfolios used in these hedging relationships was $7 billion and $5 billion, respectively, of which $5 billion and $4 billion were designated in a portfolio layer hedging relationship. At December 31, 2025 and December 31, 2024, the cumulative basis adjustments associated with these amounts totaled $(35) million and $41 million, which is comprised of $(50) million and $24 million in active hedging relationships and $14 million and no adjustments for discontinued hedging relationships.

Cash flow hedges. During the year ended December 31, 2025, we did not exclude any portion of these hedging instruments from the assessment of hedge effectiveness.

Considering the interest rates, yield curves, and notional amounts as of December 31, 2025, we expect to reclassify an estimated $25 million of after-tax net losses on derivative instruments designated as cash flow hedges from AOCI to income during the next 12 months. In addition, we expect to reclassify approximately $1 million of net losses related to terminated cash flow hedges from AOCI to income during the next 12 months. These reclassified amounts could differ from actual amounts recognized due to changes in interest rates hedge de-designations and the addition of other hedges subsequent to December 31, 2025. As of December 31, 2025, the maximum length of time over which we hedge forecasted transactions is 3.76 years.

The following tables summarize the effect of fair value and cash flow hedge accounting on the income statement for the years ended December 31, 2025, December 31, 2024, and December 31, 2023.

	Location and amount of net gains (losses) recognized in income on fair value and cash flow hedging relationships			
Year ended December 31, 2025 *Dollars in millions*	Interest expense – long-term debt	Interest income – loans	Interest Income - securities	Investment banking and debt placement fees
Twelve Months Ended December 31, 2025				
Total amounts presented in the consolidated statement of income	$ (734) $	5,749 $	1,599 $	780
Net gains (losses) on fair value hedging relationships				
Interest contracts				
Recognized on hedged items	(296)	—	105	—
Recognized on derivatives designated as hedging instruments	126	—	(86)	—
Net income (expense) recognized on fair value hedges	$ (170) $	— $	19 $	—
Net gain (loss) on cash flow hedging relationships				
Realized gains (losses) (pre-tax) reclassified from AOCI into net income				
Interest contracts	$ (2) $	(358) $	— $	—
Net income (expense) recognized on cash flow hedges	$ (2) $	(358) $	— $	—

	Location and amount of net gains (losses) recognized in income on fair value and cash flow hedging relationships			
Year ended December 31, 2024 *Dollars in millions*	Interest expense – long-term debt	Interest income – loans	Interest Income - securities	Investment banking and debt placement fees
Twelve Months Ended December 31, 2024				
Total amounts presented in the consolidated statement of income	$ (1,187) $	6,026 $	1,142 $	688
Net gains (losses) on fair value hedging relationships				
Interest contracts				
Recognized on hedged items	56	—	(111)	—
Recognized on derivatives designated as hedging instruments	(332)	—	239	—
Net income (expense) recognized on fair value hedges	$ (276) $	— $	128 $	—
Net gain (loss) on cash flow hedging relationships				
Realized gains (losses) (pre-tax) reclassified from AOCI into net income				
Interest contracts	$ (2) $	(733) $	— $	—
Net income (expense) recognized on cash flow hedges	$ (2) $	(733) $	— $	—

	Location and amount of net gains (losses) recognized in income on fair value and cash flow hedging relationships			
Year ended December 31, 2023 *Dollars in millions*	Interest expense – long-term debt	Interest income – loans	Interest Income - securities	Investment banking and debt placement fees
Twelve Months Ended December 31, 2023				
Total amounts presented in the consolidated statement of income	$ (1,305) $	6,219 $	793 $	542
Net gains (losses) on fair value hedging relationships				
Interest contracts				
Recognized on hedged items	(119)	—	181	—
Recognized on derivatives designated as hedging instruments	(135)	—	(132)	—
Net income (expense) recognized on fair value hedges	$ (254) $	— $	49 $	—
Net gain (loss) on cash flow hedging relationships				
Realized gains (losses) (pre-tax) reclassified from AOCI into net income				
Interest contracts	$ (2) $	(956) $	— $	5
Net income (expense) recognized on cash flow hedges	$ (2) $	(956) $	— $	5

The following table summarizes the pre-tax effect of cash flow hedges for the years ended December 31, 2025, December 31, 2024, and December 31, 2023.

Year ended December 31, *Dollars in millions*	2025	2024	2023
Net Gains (Losses) Recognized in OCI			
Interest contracts	$ 309 $	(448) $	(289)
Net Gains (Losses) Reclassified From AOCI Into Income			
Interest income — Loans	$ (358) $	(733) $	(956)
Interest expense — Long-term debt	(2)	(2)	(2)
Investment banking and debt placement fees	—	—	5
Total	$ (360) $	(735) $	(953)

Nonhedging instruments. The following table summarizes the pre-tax net gains (losses) on our derivatives that are not designated as hedging instruments for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, and where they are recorded on the income statement.

Year ended December 31, *Dollars in millions*	2025				2024				2023			
	Corporate services income	Consumer mortgage income	Other income	Total	Corporate services income	Consumer mortgage income	Other income	Total	Corporate services income	Consumer mortgage income	Other income	Total
NET GAINS (LOSSES)												
Interest rate	$ 51	$ —	$ 6	$ 57	$ 35	$ —	$ —	$ 35	$ 41	$ —	$ —	$ 41
Foreign exchange	49	—	—	49	50	—	—	50	50	—	—	50
Commodity	7	—	—	7	12	—	—	12	22	—	—	22
Credit	—	—	(47)	(47)	1	—	(58)	(57)	2	—	(52)	(50)
Other	—	—	(7)	(7)	—	2	5	7	—	(1)	(6)	(7)
Total net gains (losses)	$ 107	$ —	$ (48)	$ 59	$ 98	$ 2	$ (53)	$ 47	$ 115	$ (1)	$ (58)	$ 56

Counterparty Credit Risk

We enter into derivative transactions with two primary groups: broker-dealers and banks, and clients. We use several means to mitigate and manage exposure to credit risk on derivative contracts. We enter into bilateral collateral and master netting agreements that provide for the net settlement of all contracts with a single counterparty in the event of default. Additionally, we monitor counterparty credit risk exposure on each contract to determine appropriate limits on our total credit exposure across all product types. We review our collateral positions on a daily basis and exchange collateral with our counterparties in accordance with standard ISDA documentation, central clearing rules, and other related agreements. We hold collateral in the form of cash and highly rated securities issued by the U.S. Treasury, government-sponsored enterprises, or GNMA. Cash collateral of $103 million was netted against derivative assets on the balance sheet at December 31, 2025, compared to $75 million of cash collateral netted against derivative assets at December 31, 2024. The cash collateral netted against derivative liabilities totaled $80 million at December 31, 2025, and $124 million at December 31, 2024.

The following table summarizes the fair value of our derivative assets by type at the dates indicated. These assets represent our net exposure to potential loss after taking into account the effects of bilateral collateral and master netting agreements and other means used to mitigate risk.

December 31, *Dollars in millions*	2025	2024
Interest rate	$ 82	$ 58
Foreign exchange	39	81
Commodity	149	170
Credit	—	—
Other	8	15
Derivative assets before collateral	278	324
Plus (Less): Related collateral	(103)	(75)
Total derivative assets	$ 175	$ 249

Credit Derivatives

We are a buyer and, under limited circumstances, may be a seller of credit protection through the credit derivative market. We purchase credit derivatives to manage the credit risk associated with specific commercial lending and swap obligations as well as exposures to debt securities. Our credit derivative portfolio was in a net liability position of $1 million as of December 31, 2025 and a nominal net liability position as of December 31, 2024. Our credit derivative portfolio consists of traded credit default swap indices and risk participation agreements.

Our credit derivative portfolio may consist of the following:

- *Single-name credit default swap*: A bilateral contract whereby the seller agrees, for a premium, to provide protection against the credit risk of a specific entity (the "reference entity") in connection with a specific debt obligation. The protected credit risk is related to adverse credit events, such as bankruptcy, failure to make payments, and acceleration or restructuring of obligations, identified in the credit derivative contract.
- *Traded credit default swap index:* Represents a position on a basket or portfolio of reference entities.
- *Risk participation agreement:* A transaction in which the lead participant has a swap agreement with a customer. The lead participant (purchaser of protection) then enters into a risk participation agreement with a counterparty (seller of protection), under which the counterparty receives a fee to accept a portion of the lead participant's

credit risk. If the customer defaults on the swap contract, the counterparty to the risk participation agreement must reimburse the lead participant for the counterparty's percentage of the positive fair value of the customer swap as of the default date. If the customer swap has a negative fair value, the counterparty has no reimbursement requirements. If the customer defaults on the swap contract and the seller fulfills its payment obligations under the risk participation agreement, the seller is entitled to a *pro rata* share of the lead participant's claims against the customer under the terms of the swap agreement.

The following table provides information on the types of credit derivatives sold by us and held on the balance sheet at December 31, 2025, and December 31, 2024. The notional amount represents the amount that the seller could be required to pay. The payment/performance risk shown in the table represents a weighted average of the default probabilities for all reference entities in the respective portfolios. These default probabilities are implied from observed credit indices in the credit default swap market, which are mapped to reference entities based on Key's internal risk rating.

December 31, *Dollars in millions*	2025			2024		
	Notional Amount	Average Term (Years)	Payment / Performance Risk	Notional Amount	Average Term (Years)	Payment / Performance Risk
Other	$ 9	3.62	1.76 %	$ 2	7.64	2.03 %
Total credit derivatives sold	$ 9	—	—	$ 2	—	—

Credit Risk Contingent Features

We have entered into certain derivative contracts that require us to post collateral to the counterparties when these contracts are in a net liability position. The amount of collateral to be posted is based on the amount of the net liability and thresholds generally related to our long-term senior unsecured credit ratings with Moody's and S&P. Collateral requirements also are based on minimum transfer amounts, which are specific to each Credit Support Annex (a component of the ISDA Master Agreement) that we have signed with the counterparties. In a limited number of instances, counterparties have the right to terminate their ISDA Master Agreements with us if our ratings fall below a certain level, usually investment-grade level (i.e., "Baa3" for Moody's and "BBB-" for S&P). At December 31, 2025, KeyBank's rating was "Baa1" with Moody's and "BBB+" with S&P, and KeyCorp's rating was "Baa2" with Moody's and "BBB" with S&P. Refer to the table below for the aggregate fair value of all derivative contracts with credit risk contingent features held by KeyBank that were in a net liability position.

Dollars in millions	December 31, 2025	December 31, 2024
Net derivative liabilities with credit-risk contingent features	$ (49)	$ (83)
Collateral posted	49	80

As of December 31, 2025, and December 31, 2024, the fair value of additional collateral that could be required to be posted as a result of the credit risk related contingent features being triggered was immaterial to Key's consolidated financial statements. At December 31, 2025 and December 31, 2024, only KeyBank held derivative contacts with credit risk contingent features.

8. Mortgage Servicing Assets

We originate and periodically sell commercial and residential mortgage loans but continue to service those loans for the buyers. We also may purchase the right to service commercial mortgage loans for other lenders. We record a servicing asset if we purchase or retain the right to service loans in exchange for servicing fees that exceed the going market servicing rate and are considered more than adequate compensation for servicing. Additional information pertaining to the accounting for mortgage and other servicing assets is included in Note 1 ("Summary of Significant Accounting Policies") under the heading "Servicing Assets."

Commercial

Changes in the carrying amount of commercial mortgage servicing assets are summarized as follows:

Year ended December 31, *Dollars in millions*	2025	2024
Balance at beginning of period	$ 609	$ 638
Servicing retained from loan sales	83	67
Purchases	11	28
Amortization	(125)	(124)
Balance at end of period	$ 578	$ 609
Fair value at end of period	$ 736	$ 819

The fair value of commercial mortgage servicing assets is determined by calculating the present value of future cash flows associated with servicing the loans. This calculation uses a number of assumptions that are based on current market conditions. The range and weighted-average of the significant unobservable inputs used to determine fair value our commercial mortgage servicing assets along with the valuation techniques, are shown in the following table:

dollars in millions		December 31, 2025			December 31, 2024		
Valuation Technique	Significant Unobservable Input	Range		Weighted- Average	Range		Weighted- Average
Discounted cash flow	Expected defaults	1.00 %	2.00 %	1.01 %	1.00 %	2.00 %	1.01 %
	Residual cash flows discount rate	6.96 %	10.84 %	10.58 %	7.00 %	10.61 %	10.31 %
	Escrow earn rate	3.94 %	4.09 %	4.08 %	4.62 %	4.70 %	4.69 %
	Prepayment rate	8.00 %	45.00 %	10.05 %	8.00 %	45.00 %	10.29 %

If these economic assumptions change or prove incorrect, the fair value of commercial mortgage servicing assets may also change. Expected credit losses, escrow earn rates, and discount rates are critical to the valuation of commercial mortgage servicing assets. Estimates of these assumptions are based on how a market participant would view the respective rates and reflect historical data associated with the commercial mortgage loans, industry trends, and other considerations. Actual rates may differ from those estimated due to changes in a variety of economic factors. A decrease in the value assigned to the escrow earn rates would cause a decrease in the fair value of our commercial mortgage servicing assets. An increase in the assumed default rates of commercial mortgage loans or an increase in the assigned discount rates would cause a decrease in the fair value of our commercial mortgage servicing assets. Prepayment activity on commercial serviced loans does not significantly impact the valuation of our commercial mortgage servicing assets. Unlike residential mortgages, commercial mortgages experience significantly lower prepayments due to certain contractual restrictions impacting the borrower's ability to prepay the mortgage.

The sensitivity of the fair value of commercial mortgage servicing assets to adverse fluctuations in key assumptions as of December 31, 2025, is presented below:

Dollars in millions	2025
Key assumptions:	
Escrow earn rate assumptions	4.08 %
Effect on fair value from 10% adverse change	$ (29)
Effect on fair value from 20% adverse change	(57)
Discount rate assumptions	10.58 %
Effect on fair value from 10% adverse change	$ (19)
Effect on fair value from 20% adverse change	(36)
Default rate assumptions	1.01 %
Effect on fair value from 10% adverse change	$ (2)
Effect on fair value from 20% adverse change	(3)
Prepayment rate assumptions	10.05 %
Effect on fair value from 10% adverse change	$ (6)
Effect on fair value from 20% adverse change	(13)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change.

Assumptions and information for originated mortgage servicing right additions for the year ended December 31, 2025 are shown in the following table:

Dollars in millions		2025
Unpaid principal balance of loans sold during the period	$	8,511
Pretax gains related to the sale of mortgage loans		131
Weighted average servicing fee rate		0.16 %
Weighted average assumptions:		
Escrow earn rate assumption		4.88 %
Discount rate assumption		9.82 %
Default rate assumption		1.04 %
Prepayment rate assumption		12.71 %

The amortization of commercial mortgage servicing assets is determined in proportion to, and over the period of, the estimated net servicing income. The amortization of commercial servicing assets for each period, as shown in the table at the beginning of this note, is recorded as a reduction to contractual fee income. The contractual fee income from servicing commercial mortgage loans totaled $400 million for the year ended December 31, 2025, $382 million for the year ended December 31, 2024, and $314 million for the year ended December 31, 2023. This fee income was partially offset by $125 million of amortization for the year ended December 31, 2025, $124 million for the year ended December 31, 2024, and $123 million for the year ended December 31, 2023. Both the contractual fee income and the amortization are recorded, net, in "commercial mortgage servicing fees" on the income statement.

Residential

Changes in the carrying amount of residential mortgage servicing assets are summarized as follows:

Dollars in millions		2025		2024
Balance at beginning of period	$	111	$	108
Servicing retained from loan sales		14		13
Amortization		(12)		(11)
Temporary recoveries (impairments)		—		1
Balance at end of period	$	113	$	111
Fair value at end of period	$	137	$	138

The fair value of mortgage servicing assets is determined by calculating the present value of future cash flows associated with servicing the loans. This calculation uses a number of assumptions that are based on current market conditions. The range and weighted-average of the significant unobservable inputs used to fair value our mortgage servicing assets at December 31, 2025, and December 31, 2024, along with the valuation techniques, are shown in the following table:

		December 31, 2025			December 31, 2024		
Valuation Technique	Significant Unobservable Input	Range		Weighted-Average	Range		Weighted-Average
Discounted cash flow	Prepayment speed	6.01 %	33.07 %	8.33 %	5.42 %	46.30 %	7.69 %
	Discount rate	6.50 %	8.75 %	6.62 %	6.50 %	8.75 %	6.61 %
	Servicing cost	$ 70.00	$ 4,332	$ 76.47	$ 70.00	$ 4,332	$ 75.99

If these economic assumptions change or prove incorrect, the fair value of residential mortgage servicing assets may also change. Prepayment speed, discount rates, and servicing cost are critical to the valuation of residential mortgage servicing assets. Estimates of these assumptions are based on how a market participant would view the respective rates and reflect historical data associated with the residential mortgage loans, industry trends, and other considerations. Actual rates may differ from those estimated due to changes in a variety of economic factors. An increase in the prepayment speed would cause a decrease in the fair value of our residential mortgage servicing assets. An increase in the assigned discount rates and servicing cost assumptions would cause a decrease in the fair value of our residential mortgage servicing assets.

The sensitivity of the fair value of residential mortgage servicing assets to adverse fluctuations in key assumptions as of December 31, 2025, is presented below:

Dollars in millions		2025
Key Assumptions:		
Prepayment speed		8.33 %
Effect on Fair Value of a 10% adverse change	$	(4)
Effect on Fair Value of a 20% adverse change		(8)
Discount rate		6.62 %
Effect on Fair Value of a 10% adverse change	$	(4)
Effect on Fair Value of a 20% adverse change		(7)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. Changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value is calculated without changing any other assumption, while in reality changes in one factor may result in changes in another, which may either magnify or counteract the effect of the change.

The amortization of residential servicing assets for December 31, 2025, as shown in the table above, is recorded as a reduction to contractual fee income. The contractual fee income from servicing residential mortgage loans totaled $41 million for the year ended December 31, 2025, $40 million for the year ended December 31, 2024, and $38 million for the year ended December 31, 2023. This fee income was offset by $12 million of amortization for the year ended December 31, 2025, $11 million for the year ended December 31, 2024, and $9 million for the year ended December 31, 2023. Both the contractual fee income and the amortization are recorded, net, in "consumer mortgage income" on the income statement.

9. Leases

As a lessee, we enter into leases of land, buildings, and equipment. Our real estate leases primarily relate to bank branches and office space. The leases of equipment principally relate to technology assets for data processing and data storage. As a lessor, we primarily provide financing through our equipment leasing business.

Lessee

Our leases are classified as either operating or financing and have remaining terms ranging from 1 to 20 years with the exception of certain ground leases that have terms over 30 years although certain leases have extension or termination options. Lease payments are discounted using Key's incremental borrowing rate, consistent with what Key would pay to borrow on a collateralized basis over a term similar to each lease. Certain lease payments are variable and are based on a contractually defined index or transaction volume.

Operating lease expense is recognized in "net occupancy" and "equipment" on the income statement. The components of lease expense and cash flows related to leases are summarized as follows:

Dollars in millions		December 31, 2025		December 31, 2024		December 31, 2023
Operating lease cost	$	118	$	118	$	122
Variable lease cost		20		21		19
Finance lease cost		—		1		1
Total lease cost	$	138	$	140	$	142
Cash paid for amounts included in the measurement of lease liabilities	$	129	$	134	$	136
Right-of-use assets obtained in exchange for lease obligations		91		70		65

Additional balance sheet information related to leases is summarized as follows:

Dollars in millions	Balance sheet classification		December 31, 2025		December 31, 2024
Right-of-use assets	Accrued income and other assets	$	444	$	453
Operating lease liabilities	Accrued expense and other liabilities		484		506

Information pertaining to the lease term and weighted-average discount rate, and maturities of operating lease liabilities are summarized as follows:

Dollars in millions	December 31, 2025
2026	$ 127
2027	117
2028	95
2029	72
2030	49
Thereafter	78
Total lease payments	$ 538
Less imputed interest	54
Total operating lease liabilities	$ 484

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (years)	5.37	5.42
Weighted-average discount rate	3.72 %	3.40 %

Lessor Equipment Leasing

Leases may have fixed or floating rate terms. Variable payments are based on an index or other specified rate and are included in rental payments. Certain leases contain an option to extend the lease term or the option to terminate at the discretion of the lessee. Under certain conditions, lease agreements may also contain the option for a lessee to purchase the underlying asset.

Interest income from sales-type and direct financing leases is recognized in "interest income — loans" on the Consolidated Statements of Income. Income related to operating leases is recognized in "operating lease income and other leasing gains" on the Consolidated Statements of Income. The components of equipment leasing income are summarized in the table below:

Dollars in millions	December 31, 2025	December 31, 2024	December 31, 2023
Sales-type and direct financing leases			
Interest income on lease receivable	$ 54	$ 69	$ 78
Interest income related to accretion of unguaranteed residual asset	7	9	13
Interest income on deferred fees and costs	21	20	4
Total sales-type and direct financing lease income	82	98	95
Operating leases			
Operating lease income related to lease payments	43	68	84
Other operating leasing gains and (losses)	—	8	8
Total operating lease income and other leasing gains	43	76	92
Total lease income	$ 125	$ 174	$ 187

Equipment leasing receivables relate to sales-type and direct financing leases. The composition of the net investment in sales-type and direct financing leases is as follows:

Dollars in millions	December 31, 2025	December 31, 2024
Lease receivables	$ 1,916	$ 2,345
Unearned income	(276)	(270)
Unguaranteed residual value	454	421
Deferred fees and costs	5	1
Net investment in sales-type and direct financing leases	$ 2,099	$ 2,497

The residual value component of a lease represents the fair value of the leased asset at the end of the lease term. We rely on industry data, historical experience, independent appraisals and the experience of the equipment leasing asset management team to value lease residuals. Relationships with a number of equipment vendors give the asset management team insight into the life cycle of the leased equipment, pending product upgrades and competing products. Key assesses net investments in leases, including residual values, for impairment and recognizes any impairment losses in accordance with the impairment guidance for financial instruments. The carrying amount of residual assets covered by residual value guarantees at December 31, 2025, and December 31, 2024, was $269 million and $238 million, respectively.

At December 31, 2025, minimum future lease payments to be received for leases are as follows:

Dollars in millions	Sales-type and direct financing lease payments		Operating lease payments
2026	$	583	$	27
2027		410		19
2028		256		10
2029		182		5
2030		141		4
Thereafter		344		14
Total lease payments	$	1,916	$	79

The carrying amount of operating lease assets at December 31, 2025 and December 31, 2024, was $153 million and $224 million, respectively.

10. Premises and Equipment

Premises and Equipment

Our premises and equipment consisted of the following:

		December 31,	
Dollars in millions	Useful life (in years)	2025	2024
Land	Indefinite	$ 111	$ 111
Buildings and improvements	15-40	655	644
Leasehold improvements	1-15	575	556
Furniture and equipment	2-15	757	787
Capitalized building leases	1-14 (a)	18	18
Construction in process	N/A	42	24
Total premises and equipment		2,158	2,140
Less: Accumulated depreciation and amortization		(1,530)	(1,526)
Premises and equipment, net		$ 628	$ 614

(a) Capitalized building and equipment leases are amortized over the lesser of the useful life of asset or lease term.

Depreciation and amortization expense related to premises and equipment for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 was $87 million, $91 million, and $89 million, respectively. This includes amortization of assets under capital leases.

Software

Eligible costs related to computer software developed or obtained for internal use that add functionality, improve efficiency or extend the useful life of a system are capitalized. Amortization of capitalized software begins when it is ready for its intended use, which is after all substantial testing is completed. Capitalized costs are amortized using the straight-line or accelerated method over its useful life. Balances are included in "Accrued income and other assets".

Key had capitalized software assets, including internally-developed and purchased software and costs associated with certain cloud computing arrangements of $692 million and $597 million and related accumulated amortization of $399 million and $308 million as of December 31, 2025, and December 31, 2024, respectively. This includes in-process software that has not started amortizing. Amortization expense related to internal-use software for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, was $93 million, $84 million, and $78 million, respectively.

11. Goodwill and Other Intangible Assets

Our annual goodwill impairment testing is performed as of October 1 each year, or more frequently as events occur or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The reporting units at which goodwill is tested for impairment are the Consumer Bank, Commercial Bank and Institutional Bank reporting units. The Commercial Bank and Institutional Bank reporting units are aggregated within Key's overall Commercial Bank reporting segment. Additional information pertaining to our accounting policy for goodwill and other intangible assets is summarized in Note 1 ("Summary of Significant Accounting Policies") under the heading "Goodwill and Other Intangible Assets."

During the first quarter of 2024, Key realigned its real estate capital business from its Commercial Bank reporting unit to its Institutional Bank reporting unit. The move was done to align product-based teams to the client-facing businesses they serve with the goal of reducing overhead and complexity and creating a better client experience. This reorganization was identified as a triggering event for purposes of goodwill impairment testing. As a result, interim goodwill impairment tests were performed during the first quarter of 2024 reflecting the reporting units both immediately before and immediately after the realignment, neither of which resulted in impairment. The results of the interim impairment test reflecting the realignment indicated the fair value of each of the three reporting units, Consumer Bank, Commercial Bank, and Institutional Bank, exceeded their respective carrying values by more than 10%. We utilized a combination of market and income approaches to calculate the estimated fair values of our reporting units. We determined in that interim quantitative test that the estimated fair value of the Consumer Bank reporting unit was 18% greater than its carrying amount, the estimated fair value of the Commercial Bank reporting unit was 25% greater than its carrying amount, and the estimated fair value of the Institutional Bank reporting unit was 34% greater than its carrying amount. The carrying amounts of the reporting units represent the average equity based on blended capital for goodwill impairment testing and management reporting purposes. Based on the results of the 2024 interim quantitative test, there was no goodwill impairment. This was the most recent quantitative goodwill test performed by Key.

For our latest annual impairment test, we conducted a qualitative test as of October 1, 2025. This test involved reviewing updated internal forecasts, evaluating market data, assessing reasonableness of critical assumptions used in the last quantitative goodwill impairment test as of February 29, 2024 and considering recent transactions and events that could impact the goodwill at each reporting unit. Key concluded it was not more likely than not that goodwill was impaired as of October 1, 2025, our annual testing date.

Additionally, we monitored events and circumstances during the period from October 1, 2025 through December 31, 2025, including an evaluation of macroeconomic and market factors, industry and banking sector events, Key specific performance indicators and updated management forecasts. Based on these considerations, we concluded that it was not more-likely-than-not that goodwill was impaired as of December 31, 2025.

Changes in the carrying amount of goodwill by reporting segment are presented in the following table:

Dollars in millions	Consumer Bank	Commercial Bank	Total[a]
BALANCE AT DECEMBER 31, 2023	$ 1,819	$ 933	$ 2,752
BALANCE AT DECEMBER 31, 2024	1,819	933	2,752
BALANCE AT DECEMBER 31, 2025	$ 1,819	$ 933	$ 2,752

(a) There were no accumulated impairment losses related to any of Key's reporting units at December 31, 2025, December 31, 2024, and December 31, 2023.

The following table shows the gross carrying amount and the accumulated amortization of intangible assets subject to amortization:

December 31, Dollars in millions	2025		2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Core deposit intangibles	$ 356	$ 352	$ 356	$ 342
PCCR intangibles	16	16	16	16
Other intangible assets	154	150	154	141
Total	$ 526	$ 518	$ 526	$ 499

The following table presents estimated intangible asset amortization expense for the next five years.

		Estimated			
Dollars in millions	2026	2027	2028	2029	2030
Intangible asset amortization expense	$ 7	$ 1	$ —	$ —	$ —

12. Variable Interest Entities

A VIE is a partnership, limited liability company, trust, or other legal entity that meets any one of the following criteria:

- The entity does not have sufficient equity to conduct its activities without additional subordinated financial support from another party.
- The entity's investors lack the power to direct the activities that most significantly impact the entity's economic performance.
- The entity's equity at risk holders do not have the obligation to absorb losses or the right to receive residual returns.
- The voting rights of some investors are not proportional to their economic interests in the entity, and substantially all of the entity's activities involve, or are conducted on behalf of, investors with disproportionately few voting rights.

In the normal course of business, we engage in a variety of activities that involve VIEs. We evaluate our interests in VIEs to determine whether Key is the primary beneficiary and should consolidate the entity.

LIHTC investments. Through KCDC, we have made investments directly and indirectly in LIHTC operating partnerships formed by third parties. As a limited partner in these operating partnerships, we are allocated tax credits and deductions associated with the underlying properties. We have determined that we are not the primary beneficiary of these investments because the general partners have the power to direct the activities that most significantly influence the economic performance of their respective partnerships and have the obligation to absorb expected losses and the right to receive residual returns. As we are not the primary beneficiary of these investments, we do not consolidate them.

Through KCIC, formed as a wholly-owned subsidiary of KeyBank National Association, we create funds that hold interests in LIHTC investments. KCIC is the managing member of the fund. We have determined that we are not the primary beneficiary of the fund because although we have the power to direct the activities that most significantly influence its economic performance, we do not have benefits that could potentially be deemed significant to the fund. Therefore, we do not consolidate the fund.

Our maximum exposure to loss in connection with these partnerships consists of our unamortized investment balance plus any unfunded equity commitments and tax credits claimed but subject to recapture. We had $2.4 billion and $2.5 billion of investments in LIHTC operating partnerships at December 31, 2025, and December 31, 2024, respectively. These investments are recorded in "accrued income and other assets" on our Consolidated Balance Sheets. We do not have any loss reserves recorded related to these investments because we believe the likelihood of any loss is remote. For all legally binding unfunded equity commitments, we increase our recognized investment and recognize a liability. As of December 31, 2025, and December 31, 2024, we had liabilities of $1.1 billion and $1.4 billion, respectively, related to investments in qualified affordable housing projects, which are recorded in "accrued expense and other liabilities" on our Consolidated Balance Sheets. We continue to invest in these LIHTC operating partnerships.

The assets and liabilities presented in the table below convey the size of KCDC's direct and indirect investments at December 31, 2025, and December 31, 2024. As these investments represent unconsolidated VIEs, the assets and liabilities of the investments themselves are not recorded on our Consolidated Balance Sheets.

	Unconsolidated VIEs		
Dollars in millions	Total Assets	Total Liabilities	Maximum Exposure to Loss
December 31, 2025			
LIHTC investments	$ 11,212	$ 5,026	$ 2,913
December 31, 2024			
LIHTC investments	$ 9,901	$ 4,468	$ 2,996

We had $18 million and $29 million in NMTC investments at December 31, 2025 and December 31, 2024, respectively. These investments are recorded in "accrued income and other assets" on our Consolidated Balance Sheets.

We amortize our LIHTC and NMTC investments over the period that we expect to receive the tax benefits. During the twelve months ended December 31, 2025, we recognized $268 million of amortization, $258 million of tax credits and $65 million of other tax benefits associated with these investments within "income taxes" on our income statement. During the twelve months ended December 31, 2024, we recognized $234 million of amortization, $223 million of tax credits and $56 million of other tax benefits associated with these investments within "income taxes" on our income statement.

Principal investments. Through our principal investing entity, KCC, we have made investments in private equity funds engaged in venture- and growth-oriented investing. As a limited partner to these funds, KCC records these investments at fair value and receives distributions from the funds in accordance with the funds' partnership agreements. We are not the primary beneficiary of these investments as we do not hold the power to direct the activities that most significantly affect the funds' economic performance. Such power rests with the funds' general partners. In addition, we neither have the obligation to absorb the funds' expected losses nor the right to receive their residual returns. Our voting rights are also disproportionate to our economic interests, and substantially all of the funds' activities are conducted on behalf of investors with disproportionately few voting rights. Because we are not the primary beneficiary of these investments, we do not consolidate them.

Our maximum exposure to loss associated with indirect principal investments consists of the investments' fair value plus any unfunded equity commitments. The fair value of our indirect principal investments totaled $9 million and $14 million at December 31, 2025, and December 31, 2024, respectively. These investments are recorded in "other investments" on our Consolidated Balance Sheets. Additional information on indirect principal investments is provided in Note 5 ("Fair Value Measurements"). The table below reflects the size of the private equity funds in which we were invested as well as our maximum exposure to loss in connection with these investments at December 31, 2025.

	Unconsolidated VIEs		
Dollars in millions	Total Assets	Total Liabilities	Maximum Exposure to Loss
December 31, 2025			
Indirect investments	$ 1,858	$ 3	$ 10
December 31, 2024			
Indirect investments	$ 2,352	$ 3	$ 15

Through our principal investing entities, we have formed and funded operating entities that provide management and other related services to our investment company funds, which directly invest in portfolio companies. In return for providing services to our direct investment funds, these entities' receive a minority equity interest in the funds. This minority equity ownership is recorded at fair value on the entities' financial statements. Additional information on our direct principal investments is provided in Note 5 ("Fair Value Measurements"). While other equity investors manage the daily operations of these entities, we retain the power, through voting rights, to direct the activities of the entities that most significantly impact their economic performance. In addition, we have the obligation to absorb losses and the right to receive residual returns that could potentially be significant to these entities. As a result, we have determined that we are the primary beneficiary of these funds and have consolidated them since formation. The entities had no liabilities at December 31, 2025, and December 31, 2024, and other equity investors have no recourse to our general credit.

Other unconsolidated VIEs. We are involved with other various entities in the normal course of business which we have determined to be VIEs, and include investments in Small Business Investment Companies, Historic Tax Credit Investments, certain equity method investments, and other miscellaneous investments. We have determined that we are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact their economic performance or hold a variable interest that could potentially be significant. The table below shows our assets and liabilities associated with these unconsolidated VIEs at December 31, 2025, and December 31, 2024.These assets are recorded in "accrued income and other assets," "other investments," "securities available for sale," "held-to-maturity securities," and "loans, net of unearned income" on our Consolidated Balance Sheets. Our maximum exposure to loss is equal to the value of the assets recorded. Of the total balance as of December 31, 2025, $74 million related to the purchase of senior notes from a securitization collateralized by sold indirect auto loans. In addition, where we only have a lending arrangement in the normal course of business with unconsolidated VIEs we present the balances related to the lending arrangements in Note 4 ("Asset Quality").

	Other unconsolidated VIEs	
Dollars in millions	Total Assets	Total Liabilities
December 31, 2025		
Other unconsolidated VIEs	$ 508	$ —
December 31, 2024		
Other unconsolidated VIEs	$ 733	$ 1

13. Income Taxes

Income taxes included in the income statement are summarized below. We file a consolidated federal income tax return.

Year ended December 31,
Dollars in millions	2025	2024	2023
Currently payable:			
Federal	$ 391	$ 211	$ 257
State	82	(3)	48
Total currently payable	$ 473	$ 208	$ 305
Deferred:			
Federal	$ (10)	$ (307)	$ (84)
State	13	(44)	(25)
Total deferred	3	(351)	(109)
Total income tax (benefit) expense [a]	$ 476	$ (143)	$ 196

[a] There was income tax (benefit) expense on securities transactions of $(1) million in 2025, $(445) million in 2024, and $(3) million in 2023. Income tax expense excludes equity- and gross receipts-based taxes, which are assessed in lieu of an income tax in certain states in which we operate. These non-income taxes, which are recorded in "noninterest expense" on the income statement, totaled $43 million in 2025, $32 million in 2024, and $34 million in 2023.

Significant components of our deferred tax assets and liabilities included in "accrued income and other assets" on our Consolidated Balance Sheets, are as follows:

December 31,
Dollars in millions	2025	2024
Allowance for loan and lease losses	$ 422	$ 411
Employee benefits	212	209
Net unrealized securities losses	566	1,045
Federal tax credits	226	303
Non-tax accruals	79	109
Operating lease liabilities	121	127
State net operating losses and credits	5	20
Partnership investments	91	79
Other	137	149
Gross deferred tax assets	1,859	2,452
Less: Valuation Allowance	5	15
Total deferred tax assets	$ 1,854	$ 2,437
Leasing transactions	$ 306	$ 378
State taxes	25	76
Operating lease right-of-use assets	112	114
Goodwill	195	178
Other	67	68
Total deferred tax liabilities	705	814
Net deferred tax assets (liabilities) [a]	$ 1,149	$ 1,623

[a] From continuing operations.

We conduct quarterly assessments of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. The available evidence used in connection with these assessments includes taxable income in prior periods, projected future taxable income, potential tax-planning strategies, and projected future reversals of deferred tax items. These assessments involve a degree of subjectivity and may undergo significant change.

At December 31, 2025, we had net capital loss carryforwards of $4 million for which we have recorded $4 million of valuation allowances. The capital loss carryforwards, if not utilized, will expire beginning in 2027. Realization of this tax benefit is dependent upon Key's ability to generate sufficient capital gain in an appropriate tax year to offset the capital loss carryforward. Currently, generation of sufficient gain income is uncertain.

At December 31, 2025, we had no federal net operating loss carryforwards and federal credit carryforwards of $226 million. The federal credit carryforward consists of general business credits generated of $226 million, which expire in 2045, under the Internal Revenue Code. We currently expect to fully utilize these credits.

We had state net operating loss carryforwards of $80 million, resulting in a net state deferred tax asset of $3 million, for which we have recorded $1 million of valuation allowances, and state credit carryforwards of $2 million. If not utilized, the state net operating losses and state tax credits begin to expire in 2027 and 2029, respectively. We currently do not expect to utilize the state net operating losses for which we have recorded a valuation allowance. We currently expect to fully utilize these state credits.

The following table shows how our total income tax expense (benefit) and the resulting effective tax rate were derived:

Year ended December 31, *Dollars in millions*	2025 Amount	Rate	2024 Amount	Rate	2023 Amount	Rate
Income (loss) before income taxes times 21% statutory federal tax rate	$ 484	21.0 %	$ (64)	21.0 %	$ 244	21.0 %
State and local income taxes, net of federal income tax effect[a]	75	3.3	(33)	10.8	13	1.1
Tax credits						
Low-income housing/New markets	(252)	(10.9)	(211)	69.1	(196)	(16.9)
Change in valuation allowances	(2)	(.1)	3	(1.0)	—	—
Nontaxable or nondeductible items						
Tax-exempt interest income	(27)	(1.2)	(27)	8.8	(35)	(3.0)
Corporate-owned life insurance income	(29)	(1.3)	(29)	9.5	(28)	(2.4)
Share-based compensation expense	(2)	(.1)	5	(1.6)	1	.1
Federal deposit insurance	20	.9	25	(8.2)	22	1.9
Amortization of tax-advantaged investments	212	9.2	185	(60.5)	171	14.7
Other permanent differences	(3)	(.1)	7	(2.4)	(1)	(.1)
Changes in reserves of tax positions	—	—	(4)	1.3	5	.4
Total income tax expense (benefit)	$ 476	20.7 %	$ (143)	46.6 %	$ 196	16.9 %

(a) In 2025, New York, New York City, California, and Illinois comprised the majority of the state and local income taxes, net of federal income tax effect. In 2024, New York, New York City, California, Illinois, and Oregon comprised the majority of this category. In 2023, New York, New York City, California, and Illinois comprised the majority of this category.

The following table shows income taxes paid, net of refunds. Amounts presented for individual jurisdictions represented 5% or more of total income taxes paid, net of refunds, for each respective year.

Year ended December 31, *Dollars in millions*		2025		2024		2023
U.S. Federal	$	51	$	30	$	119
U.S. state and local						
California		5		—		11
Illinois		—		4		—
New Jersey		—		6		—
New York City		7		—		9
New York State		—		—		(16)
Other		8		28		33
Total	$	71	$	68	$	156

Liability for Unrecognized Tax Benefits

The change in our liability for unrecognized tax benefits is as follows:

Year ended December 31, *Dollars in millions*		2025		2024		2023
Balance at beginning of year	$	39	$	45	$	40
Increase for other tax positions of prior years		—		—		5
Decrease for payments and settlements		—		(3)		—
Decrease related to tax positions taken in prior years		(36)		(3)		—
Balance at end of year	$	3	$	39	$	45

Each quarter, we review the amount of unrecognized tax benefits recorded in accordance with the applicable accounting guidance. Any adjustment to unrecognized tax benefits is recorded in income tax expense. The amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $3 million at December 31, 2025, $39 million at December 31, 2024 and $45 million at December 31, 2023.

As permitted under the applicable accounting guidance, it is our policy to record interest and penalties related to unrecognized tax benefits in income tax expense. We recorded net interest benefit of $16 million, less than $1 million, and $4 million in 2025, 2024, and 2023, respectively. We did not recover any state tax penalties in 2025, 2024, or 2023. At December 31, 2025, we had $1 million accrued interest payable, compared to $1 million at December 31, 2024 and $0.6 million at December 31, 2023.

We file federal income tax returns, as well as returns in various state and foreign jurisdictions. We are subject to income tax examination by the IRS for the tax years 2020 and forward. Currently, we are under IRS audit for tax year 2020. We are not subject to income tax examinations by other tax authorities for years prior to 2016.

There were no unrecognized tax benefits presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, at December 31, 2025, and December 31, 2024, respectively.

One Big Beautiful Bill Act ("OBBBA")

On July 4, 2025, new U.S. tax legislation was signed into law, OBBBA, which makes permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA makes changes to certain U.S. corporate tax provisions, but many are generally not effective until 2026. Key does not expect any material change to our ongoing tax rate or any material impact on our results of operations.

Pre-1988 Bank Reserves acquired in a business combination

Retained earnings of KeyBank included approximately $92 million of allocated bad debt deductions for which no income taxes have been recorded. Under current federal law, these reserves are subject to recapture into taxable income if KeyBank, or any successor, fails to maintain its bank status under the Internal Revenue Code or makes non-dividend distributions or distributions greater than its accumulated earnings and profits. No deferred tax liability has been established as these events are not expected to occur in the foreseeable future.

14. Discontinued Operations

Discontinued operations includes our government-guaranteed and private education lending business. At December 31, 2025, and December 31, 2024, approximately $205 million and $257 million, respectively, of education loans are included in discontinued assets on our Consolidated Balance Sheets. Net interest income after provision for credit losses for this business is not material and is included in income (loss) from discontinued operations, net of taxes on the consolidated statements of income.

15. Stock-Based Compensation

We maintain several stock-based compensation plans, which are described below. Total compensation expense for these plans was $132 million for 2025, $104 million for 2024, and $121 million for 2023. The total income tax benefit recognized in the income statement for these plans was $32 million for 2025, $25 million for 2024, and $29 million for 2023.

Our compensation plans allow us to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other awards which may be denominated or payable in or valued by reference to our Common Shares or other factors, discounted stock purchases, and deferred compensation to eligible employees and directors. In 2019, shareholders approved the 2019 Equity Compensation Plan, under which 71,600,000 shares may be issued as equity awards. In 2023, shareholders approved an Amended and Restated 2019 Equity Compensation Plan, under which the number of shares that may be issued as equity awards was increased by 40,000,000 to 111,600,000. The Compensation and Organization Committee has authority to approve all stock option grants but may delegate some of its authority to grant awards from time to time. The committee has delegated to our Chief Executive Officer the authority to grant equity awards, including stock options, to any employee who is not designated an "officer" for purposes of Section 16 of the Exchange Act. No more than 3,000,000 Common Shares may be issued under this authority.

At December 31, 2025, we had 13,856,968 Common Shares available for future grant under our compensation plans. In accordance with a resolution adopted by the Compensation and Organization Committee of KeyCorp's Board of Directors, we may not grant options to purchase Common Shares, restricted stock or other shares under any long-term compensation plan in an aggregate amount that exceeds 6% of our outstanding Common Shares in any rolling three-year period.

Long-Term Incentive Compensation Program

Our Long-Term Incentive Compensation Program (the "Program") rewards senior executives and other employees critical to our long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock or cash, which generally vest at the rate of 25% per year;
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels and the service condition is met; and
- stock options that generally become exercisable at the rate of 25% per year.

During 2025, no performance units vested that were payable in stock and 36,078 performance units vested that were payable in cash. The total fair value of the performance units that vested in stock and cash during 2025 was zeroand $1 million, respectively. During 2024, 30,323 performance units vested that were payable in stock and 1,556,149 performance units vested that were payable in cash. The total fair value of the performance units that vested in stock and cash during 2024 totaled $1 million and $22 million, respectively.

The following table summarizes activity and pricing information for the nonvested shares in the Program for the year ended December 31, 2025.

	Vesting Contingent on Service Conditions		Vesting Contingent on Performance and Service Conditions - Payable in Stock		Vesting Contingent on Performance and Service Conditions - Payable in Cash	
	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2024	14,995,501 $	17.66	1,440,087 $	15.42	5,420,941 $	19.70
Granted	7,306,761	17.72	68,991	15.42	1,575,553	20.82
Vested	(5,552,419)	18.82	—	—	(36,078)	19.02
Forfeited[a]	(461,624)	17.53	—	—	(3,682,521)	18.52
Outstanding at December 31, 2025	16,288,219 $	17.27	1,509,078 $	15.42	3,277,895 $	20.99

(a) Includes awards that did not vest

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of our Common Shares on the grant date (or the prior business day if the grant date is not a business day).

Unlike time-lapsed and performance-based restricted stock or units, we do not pay dividends during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The weighted-average grant-date fair value of awards granted under the Program was $18.25 during 2025, $13.06 during 2024, and $17.81 during 2023. As of December 31, 2025, unrecognized compensation cost related to nonvested shares under the Program totaled $113 million. We expect to recognize this cost over a weighted-average period of 2.2 years. The total fair value of shares vested was $105 million in 2025, $130 million in 2024, and $133 million in 2023.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by KeyCorp will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is 100-110% of the closing price of our Common Shares on the grant date (or the prior business day if the grant date is not a business day).

We determine the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

The Black-Scholes model requires several assumptions, which we developed and update based on historical trends and current market observations. Our determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2025, 2024, and 2023 are shown in the following table.

Year ended December 31,	2025	2024	2023
Average option life	7.0 years	7.0 years	6.7 years
Future dividend yield	4.55 %	5.75 %	4.28 %
Historical share price volatility	.410	.422	.347
Weighted-average risk-free interest rate	4.5 %	4.2 %	3.9 %

The following table summarizes activity, pricing and other information for our stock options for the year ended December 31, 2025:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Life (in years)	Aggregate Intrinsic Value[a]
Outstanding at December 31, 2024	4,378,773 $	18.73	4.6 $	5
Granted	427,986	19.49		
Exercised	(655,461)	12.99		
Lapsed or canceled	(281,661)	19.75		
Outstanding at December 31, 2025	3,869,637 $	19.71	5.1 $	7
Expected to vest	1,157,330	19.14	7.9	3
Exercisable at December 31, 2025	2,672,495 $	19.98	3.8 $	4

(a) The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option.

The weighted-average grant-date fair value of options was $4.93 for options granted during 2025, $3.43 for options granted during 2024, and $4.23 for options granted during 2023. Stock option exercises numbered 655,461 in 2025, 819,268 in 2024, and 134,484 in 2023. The aggregate intrinsic value of exercised options was $4 million for 2025, $3 million for 2024, and $1 million for 2023. As of December 31, 2025, unrecognized compensation cost related to nonvested options under the plans totaled $1 million. We expect to recognize this cost over a weighted-average period of 2.3 years.

Cash received from options exercised was $8 million, $10 million, and $1 million in 2025, 2024, and 2023, respectively. The actual tax benefit realized for the tax deductions from options exercised was less than $1 million in 2025 and less than $1 million in 2024.

Deferred Compensation and Other Restricted Stock Awards

Our deferred compensation arrangements include voluntary and mandatory deferral programs for Common Shares awarded to certain employees and directors. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date. Deferrals under the voluntary programs are immediately vested.

We also may grant, upon approval by the Compensation and Organization Committee (or our Chief Executive Officer with respect to their delegated authority), other time-lapsed restricted stock or unit awards under various programs to recognize outstanding performance.

The following table summarizes activity and pricing information for the nonvested shares granted under our deferred compensation plans and these other restricted stock or unit award programs for the year ended December 31, 2025.

	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2024	2,296,263 $	16.28
Granted	575,556	16.61
Vested	(854,963)	18.29
Forfeited	(40,228)	14.05
Outstanding at December 31, 2025	1,976,628 $	15.50

The weighted-average grant-date fair value of awards granted was $16.61 during 2025, $15.69 during 2024, and $12.93 during 2023. As of December 31, 2025, unrecognized compensation cost related to nonvested shares granted under our deferred compensation plans and the other restricted stock or unit award programs totaled $9 million. We expect to recognize this cost over a weighted-average period of 2.5 years. The total fair value of shares vested was $16 million in 2025, $18 million in 2024, and $20 million in 2023.

Discounted Stock Purchase Plan

Our Discounted Stock Purchase Plan provides employees the opportunity to purchase our Common Shares at a 10% discount through payroll deductions. Purchases are limited to $10,000 in any month and $50,000 in any calendar year, and are immediately vested. To accommodate employee purchases, we issue treasury shares on or around the fifteenth day of the month following the month employee payments are received. We issued 430,033 Common Shares at a weighted-average cost to employees of $15.61 during 2025, 459,778 Common Shares at a weighted-average cost to employees of $13.96 during 2024, and 720,280 Common Shares at a weighted-average cost to employees of $10.62 during 2023.

Information pertaining to our method of accounting for stock-based compensation is included in Note 1 ("Summary of Significant Accounting Policies") under the heading "Stock-Based Compensation."

16. Employee Benefits

Pension Plans and Other Postretirement Benefit Plans

Key maintains a qualified cash balance pension plan and other nonqualified defined benefit plans. These plans are frozen and closed to new employees. We continue to credit participants' existing account balances for interest until they receive their plan benefits. Plans provide benefits based upon length of service and compensation levels.

We also sponsor a retiree healthcare plan in which all employees age 55 with five years of service (or employees age 50 with 15 years of service who are terminated under conditions that entitle them to a severance benefit) are eligible to participate. Participant contributions are adjusted annually. Key may provide a subsidy toward the cost of coverage for certain employees hired before 2001 with a minimum of 15 years of service at the time of termination. We use a separate VEBA trust to fund the retiree healthcare plan.

Key utilizes its fiscal year-end as the measurement date for its pension and other postretirement employee benefit plans. Actuarial gains and losses are deferred and amortized over the future service periods of active employees. We determine the expected return on plan assets using a calculated market-related value of plan assets. Gain or loss amounts in AOCI are only amortized to the extent that they exceed 10% of the greater of the market-related value or the projected benefit obligation.

During 2025 and 2024, Key did not recognize a settlement loss. In 2023, we recognized a settlement loss for lump sum payments made under certain pension plans. In accordance with the applicable accounting guidance for defined benefit plans, we performed a remeasurement of the affected plans in conjunction with the settlement and recognized the settlement loss reflected in the following table.

Net pension cost is recorded within "other expense." The components of net pension cost and the amount recognized in OCI for all funded and unfunded pension plans and postretirement benefit plan are as follows:

Year ended December 31, *Dollars in millions*	Pension Plans			Postretirement Benefit Plan		
	2025	2024	2023	2025	2024	2023
Interest cost on PBO	$ 43	$ 41	$ 45	$ 2	$ 2	$ 2
Expected return on plan assets	(44)	(39)	(42)	(2)	(2)	(2)
Amortization of losses (gains)	8	9	9	(1)	(1)	(1)
Amortization of prior service credit	—	—	—	(1)	(1)	(1)
Settlement loss	—	—	18	—	—	—
Net pension cost	$ 7	$ 11	$ 30	$ (2)	$ (2)	$ (2)
Other changes in plan assets and benefit obligations recognized in OCI:						
Net (gain) loss	$ 6	$ 26	$ 26	$ 1	$ 1	$ 1
Amortization of (gains)	(8)	6	(27)	—	—	—
Amortization of prior service credit	—	—	—	1	1	1
Total recognized in comprehensive income	$ (2)	$ 32	$ (1)	$ 2	$ 2	$ 2
Total recognized in net pension cost and comprehensive income	$ 5	$ 43	$ 29	$ —	$ —	$ —

The information related to our pension plans and postretirement benefit plan presented in the following tables is based on current actuarial reports using measurement dates of December 31, 2025, and December 31, 2024.

The following table summarizes changes in the PBO and changes in the FVA related to our pension plans and post retirement benefit plan. Actuarial losses in 2025 associated with the postretirement benefit plan are a result of asset performance. Actuarial gains in 2024 associated with the pension plans were primarily driven by an increase in discount rates.

Year ended December 31, *Dollars in millions*	Pension Plans		Postretirement Benefit Plan	
	2025	2024	2025	2024
PBO at beginning of year	$ 846	$ 923	$ 41	$ 40
Interest cost	43	41	2	2
Actuarial losses (gains)	14	(34)	7	6
Plan participants' contributions	—	—	2	1
Benefit payments	(81)	(84)	(8)	(8)
PBO at end of year	$ 822	$ 846	$ 44	$ 41
FVA at beginning of year	$ 805	$ 827	$ 41	$ 40
Actual return on plan assets	53 $	49	9 $	8
Employer contributions	13 $	13	— $	—
Plan participants' contributions	— $	—	2 $	1
Benefit payments	(81) $	(84)	(8) $	(8)
FVA at end of year	$ 790	$ 805	$ 44	$ 41

The following table summarizes the funded status of the pension plans, which equals the amounts recognized in the balance sheets at December 31, 2025, and December 31, 2024, as well as the amount of pre-tax AOCI not yet recognized as net pension cost for the pension plans and postretirement benefit plan. The postretirement benefit plan's PBO equaled its FVA at both December 31, 2025, and December 31, 2024. Therefore, no asset or liability was recognized on our Consolidated Balance Sheets with respect to that plan.

December 31, *Dollars in millions*	Pension Plans		Postretirement Benefit Plan	
	2025	2024	2025	2024
Funded status [a]	$ (32)	$ (40)		
Net prepaid pension cost recognized consists of:				
Noncurrent assets	$ 85	$ 80		
Current liabilities	(13)	(13)		
Noncurrent liabilities	(104)	(107)		
Net prepaid pension cost recognized [b]	$ (32)	$ (40)		
Net unrecognized losses (gains)	$ 329	$ 415	$ (8)	$ (8)
Net unrecognized prior service credit	—	—	(8)	(9)
Total unrecognized AOCI	$ 329	$ 415	$ (16)	$ (17)

(a)   The shortage of the FVA under the PBO.
(b)   Represents the accrued benefit liability of the pension plans.

At December 31, 2025, our primary qualified cash balance pension plan was sufficiently funded under the requirements of ERISA. Consequently, we are not required to make a minimum contribution to that plan in 2026. We also do not expect to make any significant discretionary contributions during 2026. There are no regulations that require contributions to the VEBA trust that funds our retiree healthcare plan, so there is no minimum funding requirement. We are permitted to make discretionary contributions to the VEBA trust, subject to certain IRS restrictions and limitations. We anticipate that our discretionary contributions in 2026, if any, will be minimal.

At December 31, 2025, we expect to pay the benefits from all funded and unfunded pension plans and postretirement benefit plan as follows:

Dollars in millions	Pension Plans	Postretirement Benefit Plan
2026	$ 78	$ 4
2027	77	4
2028	76	4
2029	74	4
2030	72	4
2030-2034	324	16

The ABO for all of our pension plans was $822 million at December 31, 2025, and $845 million at December 31, 2024. As indicated in the table below, collectively our pension plans had an ABO in excess of plan assets as follows:

December 31,		2025		2024	
Dollars in millions		Cash Balance Pension Plan	Other Defined Benefit Plans	Cash Balance Pension Plan	Other Defined Benefit Plans
PBO	$	705	$ 117	$ 725	$ 121
ABO		705	117	725	121
Fair value of plan assets		790	—	805	—

To determine the actuarial present value of benefit obligations, we assumed the following weighted-average rates.

December 31,	2025	2024
Pension Plans:		
Discount rate	5.05 %	5.33 %
Weighted-average interest crediting rate	4.84 %	4.74 %
Postretirement Benefit Plan:		
Discount rate	4.50 %	4.50 %

To determine net pension cost, we assumed the following weighted-average rates.

Year ended December 31,	2025	2024	2023
Pension Plans:			
Discount rate	5.33 %	4.68 %	4.85 %
Expected return on plan assets	5.25 %	4.50 %	4.50 %
Postretirement Benefit Plan:			
Discount rate	4.50 %	4.50 %	4.50 %
Expected return on plan assets	4.50 %	4.50 %	4.50 %

We estimate that we will recognize $9 million in net pension cost for 2026 related to our pension plans. We estimate that a 25 basis point increase or decrease in the expected return on plan assets would change our net pension cost for 2026 by approximately $2 million. Pension cost also is affected by an assumed discount rate. We estimate that a 25 basis point change in the assumed discount rate would change net pension cost for 2026 by approximately $1 million.

We expect to recognize a $2 million credit in net postretirement benefit cost for 2026 related to our postretirement benefit plan. The realized net investment income for the postretirement healthcare plan VEBA trust is subject to federal income taxes, which are reflected in the weighted-average expected return on plan assets shown above. Assumed healthcare cost trend rates do not have a material impact on net postretirement benefit cost or obligations since the postretirement plan has cost-sharing provisions and benefit limitations

Pension Plan Assets

The expected return on plan assets for our qualified cash balance pension plan is determined by considering a number of factors, the most significant of which are:

- Our expectations for returns on plan assets over the long term, weighted for the investment mix of the assets. These expectations consider, among other factors, historical capital market returns of equity, fixed income, convertible, and other securities, and forecasted returns that are modeled under various economic scenarios.
- Historical returns on our plan assets. Based on an annual reassessment of current and expected future capital market returns, our expected return on plan assets for estimating the year-end pension benefit obligation of our qualified cash balance pension plan was 5.25% for 2025, 5.25% for 2024 and 4.5% for 2023. We deemed a rate of 5.25% to be appropriate in estimating 2025 pension cost.

The investment objectives of the pension fund are developed to reflect the characteristics of the plan, such as pension formulas, cash lump sum distribution features, and the liability profiles of the plan's participants. An executive oversight committee reviews the plan's investment performance at least quarterly, and compares performance against appropriate market indices. The pension fund's investment objectives are to balance total return objectives with a continued management of plan liabilities, and to minimize the mismatch between assets and liabilities. The following table shows the asset target allocations prescribed by the pension fund's investment policies based on the plan's funded status at December 31, 2025.

Asset Class	2025
Global equity	16 %
Fixed income	84
Total	100 %

Investments consist of mutual funds, collective investment funds and insurance investments that invest in underlying assets in accordance with the target asset allocations shown above.

Although the pension funds' investment policies conditionally permit the use of derivative contracts, we have not entered into any such contracts, and we do not expect to employ such contracts in the future.

The valuation methodologies used to measure the fair value of pension plan assets vary depending on the type of asset, as described below. For an explanation of the fair value hierarchy, see Note 1 ("Summary of Significant Accounting Policies") under the heading "Fair Value Measurements."

Mutual funds. Exchange-traded mutual funds listed or traded on securities exchanges are valued at the closing price on the exchange or system where the security is principally traded. These securities are classified as Level 1 because quoted prices for identical securities in active markets are available. Non exchange-traded mutual funds are classified as Level 2.

Collective investment funds. Investments in collective investment funds are valued using the net asset value practical expedient and are not classified within the fair value hierarchy. Fair value is determined based on Key's proportionate share of total net assets in the fund.

Insurance investment contracts and pooled separate accounts. Deposits under insurance investment contracts and pooled separate accounts with insurance companies do not have readily determinable fair values and are valued using a methodology that is consistent with accounting guidance that allows the plan to estimate fair value based upon net asset value per share (or its equivalent, such as member units or an ownership in partners' capital to which a proportionate share of net assets is attributed); thus, these investments are not classified within the fair value hierarchy.

The following tables show the fair values of our pension plan assets by asset class at December 31, 2025, and December 31, 2024.

December 31, 2025

Dollars in millions	Level 1	Level 2	Level 3	Total
ASSET CLASS				
Mutual funds:				
Fixed income — U.S.	$ —	$ 321	$ —	$ 321
Collective investment funds (measured at NAV) [a]	—	—	—	446
Insurance investment contracts and pooled separate accounts (measured at NAV) [a]	—	—	—	23
Total net assets at fair value	$ —	$ 321	$ —	$ 790

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of plan assets presented elsewhere within this footnote.

December 31, 2024

Dollars in millions	Level 1	Level 2	Level 3	Total
ASSET CLASS				
Mutual funds:				
Fixed income — U.S.	$ —	$ 324	$ —	$ 324
Collective investment funds (measured at NAV) [a]	—	—	—	459
Insurance investment contracts and pooled separate accounts (measured at NAV) [a]	—	—	—	22
Total net assets at fair value	$ —	$ 324	$ —	$ 805

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of plan assets presented elsewhere within this footnote.

Postretirement Benefit Plan Assets

We estimate the expected returns on plan assets for the VEBA trust much the same way we estimate returns on our pension funds. The primary investment objectives of the VEBA trust are to obtain a market rate of return, take into consideration the safety and/or risk of the investment, and to diversify the portfolio in order to satisfy the trust's anticipated liquidity requirements. The following table shows the asset target allocations prescribed by the trust's investment policy.

Asset Class	Target Allocation 2025
U.S. equity securities	64 %
International equity securities	16
Fixed income securities	20
Total	100 %

Investments consist of mutual funds and other assets that invest in underlying assets in accordance with the target asset allocations shown above. Exchange-traded mutual funds are valued using quoted prices and, therefore, are classified as Level 1. Investments in other assets are valued using the Net Asset Value practical expedient and are not classified within the fair value hierarchy. These investments do not have readily determinable fair values and are valued using a methodology consistent with accounting guidance that allows the plan to estimate fair value based upon net asset value per share (or its equivalent, such as member units or an ownership in partners' capital to which a proportionate share of net assets is attributed).

The following tables show the fair values of our postretirement plan assets by asset class at December 31, 2025, and December 31, 2024.

December 31, 2025

Dollars in millions	Level 1	Level 2	Level 3	Total
ASSET CLASS				
Mutual funds:				
Equity — U.S.	$ 30	$ —	$ —	$ 30
Equity — International	5	—	—	5
Fixed income — U.S.	8	—	—	8
Other assets (measured at NAV)[a]	—	—	—	1
Total net assets at fair value	$ 43	$ —	$ —	44

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of plan assets presented elsewhere within this footnote.

December 31, 2024

Dollars in millions	Level 1	Level 2	Level 3	Total
ASSET CLASS				
Mutual funds:				
Equity — U.S.	$ 26	$ —	$ —	$ 26
Equity — International	6	—	—	6
Fixed income — U.S.	8	—	—	8
Other assets (measured at NAV)	—	—	—	1
Total net assets at fair value	$ 40	$ —	$ —	41

(a) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of plan assets presented elsewhere within this footnote.

Employee 401(k) Savings Plan

A substantial number of our employees are covered under a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. The plan permits employees to contribute from 1% to 100% of eligible compensation, with up to 7% being eligible for matching contributions in 2024 and 2025. The plan also permits us to provide a discretionary annual profit sharing contribution to eligible employees who have at least one year of service. We did not accrue profit sharing contributions for 2025, 2024 or 2023. We also maintain a deferred savings plan that provides certain employees with benefits they otherwise would not have been eligible to receive under the qualified plan once their compensation for the plan year reached the IRS contribution limits. Total expense associated with the above plans was $132 million in 2025, $145 million in 2024, and $99 million in 2023.

17. Borrowings

The following table presents a summary of our short-term borrowings:

December 31,

Dollars in millions	2025	2024
Federal funds purchased	$ —	$ —
Securities sold under repurchase agreements	13	14
Other short-term borrowings	1,071	2,130

As described below KeyCorp and KeyBank have a number of programs and facilities that support our short-term financing needs. Certain subsidiaries maintain credit facilities with third parties, which provide alternative sources of funding. KeyCorp is the guarantor of some of the third-party facilities.

Short-term credit facilities

We maintain cash on deposit in our Federal Reserve account, which can reduce our need to obtain funds through various short-term unsecured money market products. This account, which was maintained at $9.3 billion at December 31, 2025, and the unpledged securities in our investment portfolio provide a buffer to address unexpected short-term liquidity needs. We also have secured borrowing facilities at the FHLB and the Federal Reserve Bank of Cleveland to satisfy short-term liquidity requirements. As of December 31, 2025, our unused secured borrowing capacity was $39.5 billion at the Federal Reserve Bank of Cleveland and $18.9 billion at the FHLB.

Long-term borrowings

The following table presents the contractual rates and maturity dates of our long-term debt as of December 31, 2025 and the carrying values as of December 31, 2025 and December 31, 2024. We use interest rate swaps and caps, which modify the repricing characteristics of certain long-term debt, to manage interest rate risk. For more information about such financial instruments, see Note 7 ("Derivatives and Hedging Activities").

December 31,	Stated Rate	Maturity	Carrying Value	
Dollars in millions	2025	2025	2025	2024
Parent Company				
Senior notes	2.25% - 6.40%	2027 - 2035	$ 4,659	$ 4,251
Junior subordinated debentures	4.99% - 7.75%	2028 - 2037	447	444
Other variable rate notes			—	599
Total parent company			$ 5,106	$ 5,294
Subsidiaries				
Senior notes	3.97% - 5.85%	2027 - 2039	$ 2,229	$ 4,540
Subordinated notes	3.40% - 6.95%	2026 - 2032	1,932	1,869
Federal Home Loan Bank advances	1.39% - 7.36%	2026 - 2042	560	79
Other long-term debt[a]			90	112
Revolving loans			—	211
Total subsidiaries			$ 4,811	$ 6,811
Total long-term debt			$ 9,917	$ 12,105

(a)   Includes debt associated with secured borrowings, investment fund financing, and capital lease obligations.

Junior Subordinated Debentures

We own the outstanding common stock of business trusts formed by us that issued corporation-obligated mandatorily redeemable trust preferred securities. The trusts used the proceeds from the issuance of their trust preferred securities and common stock to buy debentures issued by KeyCorp. These debentures are the trusts' only assets; the interest payments from the debentures finance the distributions paid on the mandatorily redeemable trust preferred securities. KeyCorp does not consolidate these trusts, The outstanding common stock of these business trusts is recorded in "Other Investments" on our Consolidated Balance Sheets. We unconditionally guarantee the following payments or distributions on behalf of the trusts:

• required distributions on the trust preferred securities;
• the redemption price when a capital security is redeemed; and
• the amounts due if a trust is liquidated or terminated

The Regulatory Capital Rules require us to treat our mandatorily redeemable trust preferred securities as Tier 2 capital. The trust preferred securities must be redeemed when the related debentures mature, or earlier if provided in the governing structure. Each issue of trust preferred securities carries an interest rate identical to that of the related debenture.

At December 31, 2025, scheduled principal payments on long-term debt were as follows:

Dollars in millions	Parent	Subsidiaries	Total
2026	$ —	$ 1,111	$ 1,111
2027	771	1,275	2,046
2028	903	307	1,210
2029	881	345	1,226
2030	—	15	15
All subsequent years	2,551	1,758	4,309

18. Time Deposits

The table below shows the total amount of time deposits at December 31, 2025, by future contractual maturity range:

Dollars in millions	Time Deposits
2026	$ 12,229
2027	410
2028	18
2029	8
2030	5
All subsequent years	10
Total time deposits	$ 12,680

19. Commitments, Contingent Liabilities, and Guarantees

Commitments to Extend Credit or Funding

Loan commitments provide for financing on predetermined terms as long as the client continues to meet specified criteria. These agreements generally carry variable rates of interest and have fixed expiration dates or termination clauses. We typically charge a fee for our loan commitments. Since a commitment may expire without resulting in a loan, our aggregate outstanding commitments may significantly exceed our eventual cash outlay.

Loan commitments involve credit risk not reflected on our Consolidated Balance Sheets. We mitigate exposure to credit risk with internal controls that guide how we review and approve applications for credit, establish credit limits and, when necessary, demand collateral. In particular, we evaluate the creditworthiness of each prospective borrower on a case-by-case basis and, when appropriate, adjust the allowance for credit losses on lending-related commitments. Additional information pertaining to this allowance is included in Note 1 ("Summary of Significant Accounting Policies") under the heading "Liability for Credit Losses on Lending-Related Commitments," and in Note 4 ("Asset Quality").

We also provide financial support to private equity investments, including existing direct portfolio companies and indirect private equity funds, to satisfy unfunded commitments. These unfunded commitments are not recorded on our Consolidated Balance Sheets. Additional information on principal investing commitments is provided in Note 5 ("Fair Value Measurements"). Other unfunded equity investment commitments at December 31, 2025, and December 31, 2024, related to tax credit investments and were primarily attributable to LIHTC investments. Unfunded tax credit investment commitments are recorded on our Consolidated Balance Sheets in "other liabilities." Additional information on LIHTC commitments is provided in Note 12 ("Variable Interest Entities").

The following table shows the remaining contractual amount of each class of commitment related to extending credit or funding principal investments. For loan commitments and commercial letters of credit, this amount represents our maximum possible accounting loss on the unused commitment if the borrower were to draw upon the full amount of the commitment and subsequently default on payment for the total amount of the then outstanding loan.

December 31, *Dollars in millions*		2025		2024
Loan commitments:				
Commercial and other	$	**59,731**	$	57,010
Commercial real estate and construction		**3,561**		2,855
Home equity		**7,793**		8,360
Credit cards		**6,027**		6,784
Total loan commitments		**77,112**		75,009
Commercial letters of credit		**49**		63
Purchase card commitments		**993**		1,048
Principal investing commitments		**1**		1
Tax credit investment commitments		**1,132**		1,362
Total loan and other commitments	$	**79,287**	$	77,483

Legal Proceedings

Litigation. From time to time, in the ordinary course of business, we and our subsidiaries are subject to various litigation, investigations, and administrative proceedings. Private, civil litigation may range from individual actions involving a single plaintiff to putative or actual class action lawsuits with potentially thousands of class members, as well as arbitrations and mass arbitrations. Investigations may involve both formal and informal proceedings, by both government agencies and self-regulatory bodies. These matters may involve claims for substantial monetary or non-monetary relief. At times, these matters may present novel claims or legal theories. Due to the complex nature of these various other matters, it may be years before some matters are resolved. While it is impossible to ascertain the ultimate resolution or range of financial liability, based on information presently known to us, we do not believe there is any matter to which we are a party, or involving any of our properties, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on our financial condition. We continually monitor and reassess the potential materiality of these litigation matters. We note, however, that in light of the inherent uncertainty in legal proceedings there can be no assurance that the ultimate resolution will not exceed established accruals. As a result, the outcome of a particular matter, or a combination of matters, may be material to our results of operations for a particular period, depending upon the size of the loss or our income for that particular period.

On at least a quarterly basis, we assess our liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that we will incur a loss and the amount of the loss can be reasonably estimated, we record a liability in our consolidated financial statements. These legal accruals may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of the loss is not estimable, we have not accrued a liability for said loss, consistent with applicable accounting guidance. Based on information currently available to us and advice of counsel, we believe that our established accruals are adequate and the liabilities arising from the legal proceedings will not have a material adverse effect on our consolidated financial condition.

Guarantees

We are a guarantor in various agreements with third parties. The following table shows the types of guarantees that we had outstanding at December 31, 2025. Information pertaining to the basis for determining the liabilities recorded in connection with these guarantees is included in Note 1 ("Summary of Significant Accounting Policies") under the heading "Contingencies and Guarantees."

December 31, 2025 *Dollars in millions*		Maximum Potential Undiscounted Future Payments		Liability Recorded
Financial guarantees:				
Standby letters of credit	$	**6,453**	$	**69**
Recourse agreement with FNMA		**8,187**		**57**
Residential mortgage reserve		**3,418**		**8**
Written options [(a)]		**3,524**		**27**
Total	$	**21,582**	$	**161**

(a) The maximum potential undiscounted future payments represent notional amounts of derivatives qualifying as guarantees.

We determine the payment/performance risk associated with each type of guarantee described below based on the probability that we could be required to make the maximum potential undiscounted future payments shown in the preceding table. We use a scale of low (0% to 30% probability of payment), moderate (greater than 30% to 70% probability of payment), or high (greater than 70% probability of payment) to assess the payment/performance risk, and have determined that the payment/performance risk associated with each type of guarantee outstanding at December 31, 2025, is low.

Standby letters of credit. KeyBank issues standby letters of credit to address clients' financing needs. These instruments obligate us to pay a specified third party when a client fails to repay an outstanding loan or debt instrument or fails to perform some contractual nonfinancial obligation. Any amounts drawn under standby letters of credit are treated as loans to the client; they bear interest (generally at variable rates) and pose the same credit risk to us as a loan. At December 31, 2025, our standby letters of credit had a remaining weighted-average life of 2.0 years, with remaining actual lives ranging from less than 1 year to 8.9 years.

Recourse agreement with FNMA. At December 31, 2025, the outstanding commercial mortgage loans in this program had a weighted-average remaining term of 5.9 years, and the unpaid principal balance outstanding of loans sold by us as a participant was $25.1 billion. The maximum potential amount of undiscounted future payments that we could be required to make under this program, as shown in the preceding table, is equal to approximately 33% of the principal balance of loans outstanding at December 31, 2025. FNMA delegates responsibility for originating, underwriting, and servicing mortgages, and we assume a limited portion of the risk of loss during the remaining term on each commercial mortgage loan that we sell to FNMA. We maintain a reserve for such potential losses of $57 million that we believe approximates the fair value of our liability for the guarantee as described in Note 4 ("Asset Quality").

Residential Mortgage Banking. We often originate and sell residential mortgage loans and retain the servicing rights. Our loan sales activity is generally conducted through loan sales in a secondary market sponsored by FNMA and FHLMC and through the issuance of GNMA mortgage backed securities. Subsequent to the sale of mortgage loans, we do not typically retain any interest in the underlying loans except through our relationship as the servicer of the loans.

As is customary in the mortgage banking industry, we, or banks we have acquired, have made certain representations and warranties related to the sale of residential mortgage loans (including loans sold with servicing rights released) and to the performance of our obligations as servicer. The breach of any such representations or warranties could result in losses for us. Our maximum exposure to loss is equal to the outstanding principal balance of the sold loans; however, any loss would be reduced by any payments received on the loans or through the sale of collateral.

At December 31, 2025, the unpaid principal balance outstanding of loans sold by us was $11.4 billion. The maximum potential amount of undiscounted future payments that we could be required to make under this program, as shown in the preceding table, is equal to approximately 30% of the principal balance of loans outstanding at December 31, 2025.

Our liability for estimated repurchase obligations on loans sold, which is included in "accrued expenses and other liabilities" on our Consolidated Balance Sheets, was $8 million at December 31, 2025.

Written options. In the ordinary course of business, we "write" put options for clients that wish to mitigate their exposure to changes in interest rates and commodity prices. At December 31, 2025, our written put options had an average life of 1.7 years. These instruments are considered to be guarantees, as we are required to make payments to the counterparty (the client) based on changes in an underlying variable that is related to an asset, a liability, or an equity security that the client holds. We are obligated to pay the client if the applicable benchmark interest rate or commodity price is above or below a specified level (known as the "strike rate"). These written put options are accounted for as derivatives at fair value, as further discussed in Note 7 ("Derivatives and Hedging Activities"). We mitigate our potential future payment obligations by entering into offsetting positions with third parties.

Written put options where the counterparty is a broker-dealer or bank are accounted for as derivatives at fair value but are not considered guarantees since these counterparties typically do not hold the underlying instruments. In addition, we are a purchaser and seller of credit derivatives, which are further discussed in Note 7.

Other Off-Balance Sheet Risk

Other off-balance sheet risk stems from financial instruments that do not meet the definition of a guarantee as specified in the applicable accounting guidance, and from other relationships.

Indemnifications provided in the ordinary course of business. We provide certain indemnifications, primarily through representations and warranties in contracts that we execute in the ordinary course of business in connection with loan and lease sales and other ongoing activities, as well as in connection with purchases and sales of businesses. We maintain reserves, when appropriate, with respect to liability that reasonably could arise as a result of these indemnities.

Intercompany guarantees. KeyCorp, KeyBank, and certain of our affiliates are parties to various guarantees that facilitate the ongoing business activities of other affiliates. These business activities encompass issuing debt, assuming certain lease and insurance obligations, purchasing or issuing investments and securities, and engaging in certain leasing transactions involving clients.

20. Accumulated Other Comprehensive Income

The following table summarizes our changes in AOCI:

Dollars in millions	Unrealized gains (losses) on securities available for sale	Unrealized gains (losses) on derivative financial instruments	Net pension and postretirement benefit costs	Total
Balance at December 31, 2022	$ (4,895) $	(1,124) $	(276) $	(6,295)
Other comprehensive income before reclassification, net of income taxes	702	(364)	(18)	320
Amounts reclassified from accumulated other comprehensive income, net of income taxes [a]	3	725	18	746
Net current-period other comprehensive income, net of income taxes	705	361	—	1,066
Balance at December 31, 2023	$ (4,190) $	(763) $	(276) $	(5,229)
Other comprehensive income before reclassification, net of income taxes	38	(230)	(30)	(222)
Amounts reclassified from accumulated other comprehensive income, net of income taxes [a]	1,418	559	4	1,981
Net current-period other comprehensive income, net of income taxes	1,456	329	(26)	1,759
Balance at December 31, 2024	$ (2,734) $	(434) $	(302) $	(3,470)
Other comprehensive income before reclassification, net of income taxes	**1,018**	**154**	**61**	**1,233**
Amounts reclassified from accumulated other comprehensive income, net of income taxes [a]	**—**	**273**	**4**	**277**
Net current-period other comprehensive income, net of income taxes	**1,018**	**427**	**65**	**1,510**
Balance at December 31, 2025	$ **(1,716)** $	**(7)** $	**(237)** $	**(1,960)**

(a) See table below for details about these reclassifications.

Our reclassifications out of AOCI, are as follows:

Dollars in millions	Twelve Months Ended December 31,			Affected Line Item in the Consolidated Statement of Income
	2025	2024	2023	
Unrealized gains (losses) on available for sale securities				
Realized losses	$ — $	(1,863) $	(4)	Net securities gains (losses)
	—	(1,863)	(4)	Income (loss) from continuing operations before income taxes
	—	(445)	(1)	Income taxes
	$ — $	(1,418) $	(3)	Income (loss) from continuing operations
Unrealized gains (losses) on derivative financial instruments				
Interest rate	$ (358) $	(733) $	(956)	Interest income — Loans
Interest rate	(2)	(2)	(2)	Interest expense — Long-term debt
Interest rate	—	—	5	Investment banking and debt placement fees
	(360)	(735)	(953)	Income (loss) from continuing operations before income taxes
	(87)	(176)	(228)	Income taxes
	$ (273) $	(559) $	(725)	Income (loss) from continuing operations
Net pension and postretirement benefit costs				
Amortization of losses	$ (7) $	(8) $	(8)	Other expense
Settlement loss	—	—	(18)	Other expense
Amortization of prior service credit	1	1	1	Other expense
	(6)	(7)	(25)	Income (loss) from continuing operations before income taxes
	(2)	(3)	(7)	Income taxes
	$ (4) $	(4) $	(18)	Income (loss) from continuing operations

21. Shareholders' Equity

Comprehensive Capital Plan

On March 13, 2025, Key announced that its Board of Directors has authorized a share repurchase program pursuant to which we may purchase up to $1.0 billion of KeyCorp Common Shares, in the open market or in privately negotiated transactions.

As contemplated by the Investment Agreement, dated as of August 12, 2024, between KeyCorp and Scotiabank, in February 2025, we entered into an agreement with Scotiabank to permit Scotiabank to participate, through a periodic "true-up" right, in any repurchase by KeyCorp of its common stock on a *pro rata* basis. During 2025, Key completed $200 million in share repurchases, all within the fourth quarter, including $17 million from Scotiabank pursuant to the agreement noted above. We also repurchased $35 million of shares related to equity compensation programs in 2025.

Consistent with our capital plan, the Board declared a quarterly dividend of $.205 per common share for each of the four quarters in 2025. These quarterly dividend payments brought our annual dividend to $.82 per common share for 2025.

Scotiabank Investment

On August 12, 2024, we entered into an Investment Agreement with Scotiabank pursuant to which Scotiabank agreed to make a strategic minority investment in KeyCorp of approximately $2.8 billion, representing approximately 14.9% pro forma common stock ownership of KeyCorp, for a fixed price of $17.17 per share. On August 30, 2024, Scotiabank completed the initial purchase of 47,829,359 of KeyCorp's Common Shares with an investment of approximately $821 million in gross proceeds. With this investment, Scotiabank owned approximately 4.9% of KeyCorp's Common Shares. In connection with the completion of the initial purchase of the Scotiabank investment, we incurred $10 million in issuance costs, which are classified in shareholders' equity and recorded against the gross proceeds received.

On December 27, 2024, following the receipt of all necessary bank regulatory approvals, Scotiabank completed the final purchase of 115,042,316 of the KeyCorp's Common Shares, contemplated under the Investment Agreement with an investment of approximately $2.0 billion. Following the Second Closing, Scotiabank owns approximately 14.9% of our Common Shares. In connection with the completion of the Second Closing of the Scotiabank investment, we incurred $16 million in issuance costs, which are classified in shareholders' equity and recorded against the gross proceeds received.

Preferred Stock

The following table summarizes our preferred stock at December 31, 2025:

Preferred stock series	Amount outstanding (in millions)	Book value (net of capital surplus)	Shares authorized and outstanding	Par value	Liquidation preference	Ownership interest per depositary share	Liquidation preference per depositary share	2025 dividends paid per depositary share
5.000% Fixed-to-Floating Rate Perpetual Noncumulative Series D	$ 525	$ 519	21,000	$ 1	$ 25,000	1/25th	$ 1,000	$ 50.00
6.125% Fixed-to-Floating Rate Perpetual Noncumulative Series E	500	490	500,000	1	1,000	1/40th	25	1.531252
5.650% Fixed Rate Perpetual Noncumulative Series F	425	412	425,000	1	1,000	1/40th	25	1.412500
5.625% Fixed Rate Perpetual Non-Cumulative Series G	450	435	450,000	1	1,000	1/40th	25	1.406252
6.200% Fixed Rate Reset Perpetual Non-Cumulative Series H	600	590	600,000	1	1,000	1/40th	25	1.550000

22. Regulatory Matters

Capital Adequacy

KeyCorp and KeyBank (consolidated) must meet specific capital requirements imposed by federal banking regulators. Sanctions for failure to meet applicable capital requirements may include regulatory enforcement actions that restrict dividend payments, require the adoption of remedial measures to increase capital, terminate FDIC deposit insurance, and mandate the appointment of a conservator or receiver in severe cases. In addition, failure to maintain a "well capitalized" status affects how regulators evaluate applications for certain endeavors, including acquisitions, continuation and expansion of existing activities, and commencement of new activities, and could make clients and potential investors less confident. As of December 31, 2025, KeyCorp and KeyBank (consolidated) met all regulatory capital requirements.

KeyBank (consolidated) qualified for the "well capitalized" prompt corrective action capital category at December 31, 2025, because its capital and leverage ratios exceeded the prescribed threshold ratios for that capital category and it was not subject to any written agreement, order, or directive to meet and maintain a specific capital level for any capital measure. Since that date, we believe there has been no change in condition or event that has occurred that would cause the capital category for KeyBank (consolidated) to change.

BHCs are not assigned to any of the five prompt corrective action capital categories applicable to insured depository institutions. If, however, those categories applied to BHCs, we believe that KeyCorp would satisfy the criteria for a "well capitalized" institution at December 31, 2025, and since that date, we believe there has been no change in condition or event that has occurred that would cause such capital category to change. Because the regulatory capital categories under the prompt corrective action regulations serve a limited supervisory function, investors should not use them as a representation of the overall financial condition or prospects of KeyBank or KeyCorp.

At December 31, 2025, Key and KeyBank (consolidated) had regulatory capital in excess of all current minimum risk-based capital (including all adjustments for market risk) and leverage ratio requirements as shown in the following table.

Dollars in millions	Actual		Regulatory Minimum	Regulatory Minimum with Stress Capital Buffer	Well Capitalized
	Amount	Ratio	Ratio	Ratio	Ratio
December 31, 2025					
Total risk-based capital					
Key	$ 22,910	15.70 %	8.00 %	11.20 %	N/A
KeyBank (consolidated)	21,198	14.71	8.00	11.20	10.00 %
Common equity Tier 1 risk-based capital					
Key	$ 17,195	11.78 %	4.50 %	7.70 %	N/A
KeyBank (consolidated)	18,376	12.75	4.50	7.70	6.50 %
Tier 1 risk-based capital					
Key	$ 19,641	13.46 %	6.00 %	9.20 %	N/A
KeyBank (consolidated)	18,376	12.75	6.00	9.20	8.00 %
Leverage					
Key	$ 19,641	10.50 %	4.00 %	4.00 %	N/A
KeyBank (consolidated)	18,376	9.96	4.00	4.00	5.00 %
December 31, 2024					
Total risk-based capital					
Key	$ 22,336	16.15 %	8.00 %	11.10 %	N/A
KeyBank (consolidated)	20,518	15.12	8.00	11.10	10.00 %
Common equity Tier 1 risk-based capital					
Key	$ 16,489	11.92 %	4.50 %	7.60 %	N/A
KeyBank (consolidated)	17,560	12.94	4.50	7.60	6.50
Tier 1 risk-based capital					
Key	$ 18,934	13.69 %	6.00 %	9.10 %	N/A
KeyBank (consolidated)	17,560	12.94	6.00	9.10	8.00 %
Leverage					
Key	$ 18,934	10.03 %	4.00 %	4.00 %	N/A
KeyBank (consolidated)	17,560	9.42	4.00	4.00	5.00 %

Restrictions on Cash, Dividends, and Lending Activities

Capital distributions from KeyBank and other subsidiaries are our principal source of cash flows for paying dividends on our common and preferred shares, servicing our debt, and financing corporate operations. Federal banking law limits the amount of capital distributions that a bank can make to its holding company without prior regulatory approval. A national bank's dividend-paying capacity is affected by several factors, including net profits (as defined by statute) for the previous two calendar years and for the current year, up to the date the dividend is declared.

During 2025, KeyBank paid $1.4 billion in dividends to KeyCorp. At December 31, 2025, KeyBank had $783 million in regulatory capacity to pay any dividends to KeyCorp without prior regulatory approval. At December 31, 2025, KeyCorp held $4.9 billion in cash and short-term investments, which can be used to pay dividends to shareholders, service debt, and finance corporate operations.

23. Business Segment Reporting

The following is a description of the segments and their primary businesses at December 31, 2025.

Consumer Bank

The Consumer Bank serves individuals and small businesses throughout our 15-state branch footprint as well as healthcare professionals nationally through our digital channel by offering a variety of deposit and investment products, personal finance and financial wellness services, lending, mortgage and home equity, student loan refinancing, credit card, treasury services, and business advisory services. In addition, wealth management and investment services are offered to assist institutional, non-profit, and high-net-worth clients with their banking, trust, portfolio management, charitable giving, and related needs.

Commercial Bank

The Commercial Bank is an aggregation of our Institutional and Commercial operating segments. The Commercial operating segment is a full-service corporate bank focused principally on serving the borrowing, cash management, and capital markets needs of middle market clients within Key's 15-state branch footprint. The Institutional operating segment operates nationally, providing lending, equipment financing, and banking products and services to large corporate and institutional clients. The industry coverage and product teams have established expertise in the following sectors: Consumer, Energy, Healthcare, Industrial, Public Sector, Real Estate, and Technology. It is also a significant, national, commercial real estate lender and third-party master and special servicer of commercial mortgage loans. The operating segment also includes the KBCM platform which provides a broad suite of capital markets products and services including syndicated finance, debt and equity underwriting, fixed income and equity sales and trading, derivatives, foreign exchange, mergers & acquisition and other advisory, and public finance.

Other

Other includes various corporate treasury activities such as management of our investment securities portfolio, long-term debt, short-term liquidity and funding activities, and balance sheet risk management, our principal investing unit, and various exit portfolios as well as reconciling items, which primarily represent the unallocated portion of nonearning assets of corporate support functions. Charges related to the funding of these assets are part of net interest income and are allocated to the business segments through noninterest expense. Reconciling items also include intercompany eliminations and certain items that are not allocated to the business segments because they do not reflect their normal operations.

The table on the following page shows selected financial data for our reportable business segments for the years ended December 31, 2025, 2024, and 2023. The information was derived from the internal financial reporting system that we use to monitor and manage our financial performance. GAAP guides financial accounting, but there is no authoritative guidance for "management accounting" — the way we use our judgment and experience to make reporting decisions. Consequently, the line of business results we report may not be comparable to line of business results presented by other companies. The information from our internal financial reporting system is utilized by Key's Chief Operating Decision Maker ("CODM") in assessing performance of the business segments. Key's CODM is composed of its Chief Executive Officer and Chief Financial Officer.

The selected financial data is based on internal accounting policies designed to compile results on a consistent basis and in a manner that reflects the underlying economics of the businesses. In accordance with our policies:

- Net income (loss) is the primary measure of segment profit or loss utilized by the CODM in determining segment performance and resource allocation. It is compared to both budgeted and comparative historical amounts. Drivers of any significant variations from budgeted and comparative historical amounts are assessed to determine specific areas of focus for the business as needed.

- Net interest income (TE) is determined by assigning a standard cost for funds used or a standard credit for funds provided based on their assumed maturity, prepayment, and/or repricing characteristics.
- The consolidated provision for credit losses is allocated among the lines of business primarily based on their actual net loan charge-offs, adjusted periodically for loan growth and changes in risk profile. The amount of the consolidated provision is based on the methodology that we use to estimate our consolidated ALLL. This methodology is described in Note 1 ("Summary of Significant Accounting Policies") under the heading "Allowance for Loan and Lease Losses."
- Other direct noninterest expense represents other noninterest expenses such as business and professional fees, marketing, equipment, and other expenses that are incurred by each segment directly.
- Support and overhead consists of indirect expenses, such as computer servicing costs and corporate overhead, and is allocated based on assumptions regarding the extent that each line of business actually uses the services.

Developing and applying the methodologies that we use to allocate items among our lines of business is a dynamic process. Accordingly, financial results may be revised periodically to reflect enhanced alignment of expense base allocation drivers, changes in the risk profile of a particular business, or changes in our organizational structure.

Year ended December 31,	Consumer Bank			Commercial Bank		
Dollars in millions	2025	2024	2023	2025	2024	2023
SUMMARY OF OPERATIONS						
Net interest income (TE)	$ 2,709	$ 2,246	$ 2,221	$ 2,294	$ 1,805	$ 1,866
Noninterest income	957	924	937	1,745	1,629	1,429
Total revenue (TE) [a]	3,666	3,170	3,158	4,039	3,434	3,295
Provision for credit losses	169	126	111	299	227	379
Personnel expense	904	850	833	779	729	697
Other direct noninterest expense	561	600	690	288	347	436
Support and overhead	1,337	1,264	1,256	838	758	673
Allocated income taxes (benefit) and TE adjustments	168	79	64	388	282	227
Income (loss) from continuing operations	527	251	204	1,447	1,091	883
Income (loss) from discontinued operations, net of taxes	—	—	—	—	—	—
Net income (loss)	$ 527	$ 251	$ 204	$ 1,447	$ 1,091	$ 883
AVERAGE BALANCES [b]						
Loans and leases	$ 35,744	$ 38,744	$ 41,777	$ 69,407	$ 68,498	$ 75,782
Total assets [a]	38,760	41,613	44,593	78,833	77,782	85,542
Deposits	87,932	85,851	82,793	58,070	58,025	55,045
OTHER FINANCIAL DATA						
Expenditures for additions to long-lived assets [a], [b]	$ 71	$ 75	$ 72	$ 4	$ —	$ 3

Year ended December 31,	Other			Key		
Dollars in millions	2025	2024	2023	2025	2024	2023
SUMMARY OF OPERATIONS						
Net interest income (TE)	$ (332)	$ (241)	$ (144)	$ 4,671	$ 3,810	$ 3,943
Noninterest income	140	(1,744)	104	2,842	809	2,470
Total revenue (TE) [a]	(192)	(1,985)	(40)	7,513	4,619	6,413
Provision for credit losses	3	(18)	(1)	471	335	489
Personnel expense	1,234	1,135	1,130	2,917	2,714	2,660
Other direct noninterest expense	937	884	948	1,786	1,831	2,074
Support and overhead	(2,175)	(2,022)	(1,929)	—	—	—
Allocated income taxes (benefit) and TE adjustments	(45)	(459)	(65)	511	(98)	226
Income (loss) from continuing operations	(146)	(1,505)	(123)	1,828	(163)	964
Income (loss) from discontinued operations, net of taxes	1	2	3	1	2	3
Net income (loss)	$ (145)	$ (1,503)	$ (120)	$ 1,829	$ (161)	$ 967
AVERAGE BALANCES [b]						
Loans and leases	$ 509	$ 482	$ 445	$ 105,660	$ 107,724	$ 118,004
Total assets [a]	69,171	67,420	61,492	186,764	186,815	191,627
Deposits	3,274	2,279	6,221	149,276	146,155	144,059
OTHER FINANCIAL DATA						
Expenditures for additions to long-lived assets [a], [b]	$ 69	$ 115	$ 118	$ 144	$ 190	$ 193

[a] Substantially all revenue generated by our reportable business segments is derived from clients that reside in the United States. Substantially all long-lived assets, including premises and equipment, capitalized software, and goodwill held by our reportable business segments, are located in the United States.

[b] From continuing operations.

24. Condensed Financial Information of the Parent Company

CONDENSED BALANCE SHEETS

December 31, *Dollars in millions*		2025	2024
ASSETS			
Cash and due from banks	$	**4,868** $	5,149
Short-term investments		**28**	26
Other investments		**119**	96
Loans to:			
Banks		**300**	300
Nonbank subsidiaries		**—**	—
Total loans		**300**	300
Investment in subsidiaries:			
Banks		**19,075**	16,770
Nonbank subsidiaries		**914**	888
Total investment in subsidiaries		**19,989**	17,658
Accrued income and other assets		**756**	777
Total assets	$	**26,060** $	24,006
LIABILITIES			
Accrued expense and other liabilities	$	**573** $	536
Long-term debt due to:			
Subsidiaries		**447**	444
Unaffiliated companies [a]		**4,659**	4,850
Total long-term debt		**5,106**	5,294
Total liabilities		**5,679**	5,830
SHAREHOLDERS' EQUITY [b]		**20,381**	18,176
Total liabilities and shareholders' equity	$	**26,060** $	24,006

(a)   See Note 17 ("Borrowings") for information regarding contractual rates and maturity dates of debt that is held by the parent company.
(b)   See Key's Consolidated Statements of Changes in Equity.

CONDENSED STATEMENTS OF INCOME

Year ended December 31, *Dollars in millions*		2025	2024	2023
INCOME				
Dividends from subsidiaries:				
Bank subsidiaries	$	**1,375** $	750 $	675
Nonbank subsidiaries		**—**	—	—
Interest income from subsidiaries		**16**	20	15
Other income		**16**	14	24
Total income		**1,407**	784	714
EXPENSE				
Interest on long-term debt with subsidiary trusts		**30**	33	33
Interest on other borrowed funds		**317**	341	273
Personnel and other expense		**84**	77	111
Total expense		**431**	451	417
Income (loss) before income taxes and equity in net income (loss) less dividends from subsidiaries		**976**	333	297
Income tax (expense) benefit		**80**	94	95
Income (loss) before equity in net income (loss) less dividends from subsidiaries		**1,056**	427	392
Equity in net income (loss) less dividends from subsidiaries		**773**	(588)	575
NET INCOME (LOSS)	$	**1,829** $	(161) $	967
Total other comprehensive income (loss), net of tax [a]		**1,510**	1,759	1,066
Comprehensive income (loss)	$	**3,339** $	1,598 $	2,033

(a) See Key's Consolidated Statements of Comprehensive Income.

CONDENSED STATEMENTS OF CASH FLOWS

Year ended December 31,

Dollars in millions		2025	2024	2023
OPERATING ACTIVITIES				
Net income (loss) attributable to Key	$	1,829	$ (161)	$ 967
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Equity in net (income) loss less dividends from subsidiaries		(773)	588	(575)
Other operating activities, net		329	(752)	172
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		1,385	(325)	564
INVESTING ACTIVITIES				
Net (increase) decrease in securities available for sale and in short-term and other investments		(26)	(19)	(14)
Advances to subsidiaries		—	(250)	—
Sale or repayments of advances to subsidiaries		—	200	16
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(26)	(69)	2
FINANCING ACTIVITIES				
Net proceeds (payments) from issuance of long-term debt		(350)	1,000	—
Repurchase of Treasury Shares		(236)	(28)	(73)
Net proceeds from Scotiabank investment		—	2,771	—
Cash dividends paid		(1,054)	(927)	(912)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(1,640)	2,816	(985)
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(281)	2,422	(419)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR		5,149	2,727	3,146
CASH AND DUE FROM BANKS AT END OF YEAR	$	4,868	$ 5,149	$ 2,727

KeyCorp paid interest on borrowed funds totaling $244 million in 2025, $215 million in 2024, and $171 million in 2023.

25. Revenue from Contracts with Customers

The following table represents a disaggregation of revenue from contracts with customers, by business segment. The development and application of the methodologies that we use to allocate items among our business segments is a dynamic process. Accordingly, financial results may be revised periodically to reflect enhanced alignment of expense base allocations drivers, changes in the risk profile of a particular business, or changes in our organizational structure. Additional details of our revenue recognition policies and components of our noninterest income line items is provided within Note 1 ("Summary of Significant Accounting Policies") under the heading "Revenue Recognition."

| Year ended December 31, | 2025 | | |
Dollars in millions	Consumer Bank	Commercial Bank	Total Contract Revenue
NONINTEREST INCOME			
Trust and investment services income	$ 483	$ 75	$ 558
Investment banking and debt placement fees	—	551	551
Services charges on deposit accounts	144	151	295
Cards and payments income	175	162	337
Other noninterest income	8	—	8
Total revenue from contracts with customers	$ 810	$ 939	$ 1,749
Other noninterest income [a]			$ 953
Noninterest income from other segments [b]			140
Total noninterest income			$ 2,842

| Year ended December 31, | 2024 | | |
Dollars in millions	Consumer Bank	Commercial Bank	Total Contract Revenue
NONINTEREST INCOME			
Trust and investment services income	$ 449	$ 69	$ 518
Investment banking and debt placement fees	—	521	521
Services charges on deposit accounts	135	126	261
Cards and payments income	178	153	331
Other noninterest income	12	—	12
Total revenue from contracts with customers	$ 774	$ 869	$ 1,643
Other noninterest income [a]			$ 910
Noninterest income from other segments [b]			(1,744)
Total noninterest income			$ 809

| Year ended December 31, | 2023 | | |
Dollars in millions	Consumer Bank	Commercial Bank	Total Contract Revenue
NONINTEREST INCOME			
Trust and investment services income	$ 410	$ 68	$ 478
Investment banking and debt placement fees	—	344	344
Services charges on deposit accounts	158	111	269
Cards and payments income	187	145	332
Other noninterest income	12	—	12
Total revenue from contracts with customers	$ 767	$ 668	$ 1,435
Other noninterest income [a]			$ 931
Noninterest income from other segments [b]			104
Total noninterest income			$ 2,470

(a) Noninterest income considered earned outside the scope of contracts with customers.
(b) Other includes other segments that consists of corporate treasury, our principal investing unit, and various exit portfolios as well as reconciling items which primarily represents the unallocated portion of nonearning assets of corporate support functions. Charges related to the funding of these assets are part of net interest income and are allocated to the business segments through noninterest expense. Corporate treasury includes realized gains and loss from transaction associated with Key's investment securities portfolio. Reconciling items also includes intercompany eliminations and certain items that are not allocated to the business segments because they do not reflect their normal operations. Refer to Note 23 ("Business Segment Reporting") for more information.

We had no material contract assets or contract liabilities for the twelve months ended December 31, 2025, and December 31, 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, KeyCorp carried out an evaluation, under the supervision and with the participation of KeyCorp's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of KeyCorp's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), to ensure that information required to be disclosed by KeyCorp in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to KeyCorp's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Based upon that evaluation, KeyCorp's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, in all material respects, as of the end of the period covered by this report. No changes were made to KeyCorp's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, KeyCorp's internal control over financial reporting.

Reports Regarding Internal Controls

Management's Annual Report on Internal Control over Financial Reporting, the Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, and the Report of Independent Registered Public Accounting Firm are included in Item 8 on pages 98, 99, and 100, respectively.

ITEM 9B. OTHER INFORMATION

Insider trading arrangements

No director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of KeyCorp adopted, modified, or terminated any Rule 10b5-1 trading arrangement or any non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Exchange Act) during the quarter ended December 31, 2025, except as may be noted below. We do not permit the use of Rule 10b5-1 trading arrangements by our directors or executive officers.

Certain of our directors or officers have made elections to participate in, and are participating in, our KeyCorp Second Amended and Restated Discounted Stock Purchase Plan, our Long-Term Incentive Deferral Plan, our Directors' Deferred Share Sub-Plan, and the Dividend Reinvestment Plan and dividend reinvestment features under various compensation plans and arrangements, and previously made elections to participate in KeyCorp common stock funds that are now frozen but were previously available as an investment option under our Deferred Savings Plan and KeyCorp 401(k) plan. By participating in these plans or stock funds, the directors or officers have made, and/or may from time to time make, elections involving transactions in KeyCorp common shares which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as such term is defined in Item 408(c) of Regulation S-K of the Exchange Act).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our executive officers, and biographical information for each, are set forth in Item 1. Business of this report.

The other information required by this item will be set forth in the following sections of KeyCorp's Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders to be held on May 14, 2026 (the "2026 Proxy Statement"), and these sections are incorporated herein by reference:

- "Proposal One: Election of Directors"
- "Corporate Governance Documents — Code of Business Conduct and Ethics"
- "The Board of Directors and Its Committees — Board and Committee Responsibilities — Audit Committee"
- "Ownership of KeyCorp Equity Securities — Insider Trading Policies and Procedures"
- "Additional Information — Other Proposals and Director Nominations for the 2027 Annual Meeting of Shareholders"

KeyCorp expects to file the 2026 Proxy Statement with the SEC on or about March 27, 2026.

Any amendment to, or waiver from a provision of, the Code of Business Conduct and Ethics that applies to KeyCorp's Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, or any other executive officer or director, will be promptly disclosed on KeyCorp's website (www.key.com/ir) as required by laws, rules and regulations of the SEC.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in the following sections of the 2026 Proxy Statement and these sections are incorporated herein by reference:

- "Compensation Discussion and Analysis"
- "Compensation of Executive Officers and Directors"
- "Compensation and Organization Committee Report"
- "The Board of Directors and Its Committees — Oversight of Compensation Related Risks"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in the section captioned "Ownership of KeyCorp Equity Securities" contained in the 2026 Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be set forth in the following sections of the 2026 Proxy Statement and these sections are incorporated herein by reference:

- "The Board of Directors and Its Committees — Director Independence"
- "The Board of Directors and Its Committees — Related Party Transactions"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be set forth in the sections captioned "Audit Matters — Ernst & Young's Fees" and "Audit Matters — Pre-Approval Policies and Procedures" contained in the 2026 Proxy Statement, which sections are incorporated herein by reference.

<center>PART IV</center>

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

<center>177</center>

The following financial statements of KeyCorp and its subsidiaries, and the auditor's report thereon are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

(a) (2) Financial Statement Schedules

All financial statement schedules for KeyCorp and its subsidiaries have been included in this Form 10-K in the consolidated financial statements or the related footnotes, or they are either inapplicable or not required.

(a) (3) Exhibits*

3.1	Third Amended and Restated Articles of Incorporation of KeyCorp, effective May 23, 2019, filed as Exhibit 3.2 to Form 8-K on May 24, 2019.*
3.2	Certificate of Amendment to the Third Amended and Restated Articles of Incorporation of the Company with respect to Fixed Rate Reset Perpetual Non-Cumulative Preferred Stock, Series H, filed August 22, 2022, filed as Exhibit 4.1 to Form 8-K on August 24, 2022.*
3.3	Fourth Amended and Restated Regulations of KeyCorp, effective September 21, 2023.
4.1	Description of KeyCorp's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.2	Form of Certificate representing Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series D, filed as Exhibit 4.2 to Form 8-K on September 9, 2016.*
4.3	Deposit Agreement, dated as of September 9, 2016, among KeyCorp, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, filed as Exhibit 4.3 to Form 8-K on September 9, 2016.*
4.4	Form of Depositary Receipt related to Series D Preferred Stock (included as part of Exhibit 4.3), filed as Exhibit 4.4 to Form 8-K on September 9, 2016.*
4.5	Form of Certificate representing Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E, filed as Exhibit 4.2 to Form 8-K on December 12, 2016.*
4.6	Deposit Agreement, dated as of December 12, 2016, among KeyCorp, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, filed as Exhibit 4.3 to Form 8-K on December 12, 2016.*
4.7	Form of Depositary Receipt related to Series E Preferred Stock (included as part of Exhibit 4.6), filed as Exhibit 4.4 to Form 8-K on December 12, 2016.*
4.8	Form of Certificate representing Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series F, filed as Exhibit 4.2 to Form 8-K on July 30, 2018.*
4.9	Deposit Agreement, dated as of July 30, 2018, among KeyCorp, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, filed as Exhibit 4.3 to Form 8-K on July 30, 2018.*
4.10	Form of Depositary Receipt related to Series F Preferred Stock (included as part of Exhibit 4.9), filed as Exhibit 4.4 to Form 8-K on July 30, 2018.*
4.11	Form of Certificate representing Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series G, filed as Exhibit 4.2 to Form 8-K on April 29, 2019.*
4.12	Deposit Agreement, dated as of April 29, 2019, among KeyCorp, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, filed as Exhibit 4.3 to Form 8-K on April 29, 2019.*
4.13	Form of Depositary Receipt related to Series G Preferred Stock (included as part of Exhibit 4.12), filed as Exhibit 4.4 to Form 8-K on April 29, 2019.*
4.14	Form of Certificate representing Fixed Rate Reset Perpetual Non-Cumulative Preferred Stock, Series H, filed as Exhibit 4.2 to Form 8-K on August 24, 2022.*
4.15	Deposit Agreement, dated as of August 24, 2022, among KeyCorp, Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts described therein, filed as Exhibit 4.3 to Form 8-K on August 24, 2022.*
4.16	Form of Depositary Receipt related to Series H Preferred Stock (included as part of Exhibit 4.15), filed as Exhibit 4.4 to Form 8-K on August 24, 2022.*
10.1	Form of Cash-settling Performance Shares Award Agreement (2023-2025), filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2022.*.
10.2	Form of Cash-settling Performance Shares Award Agreement (2024-2026), filed as Exhibit 10.6 to Form 10-K for the year ended December 31, 2023. *
10.3	Form of Stock-settling Performance Shares Award Agreement (2025-2026), filed as Exhibit 10.1 to form 8-K on December 31,2024. *
10.4	Form of Cash-settling Performance Shares Award Agreement (2025-2027), filed as Exhibit 10.6 to Form 10-K for the year ended December 31, 2024.*
10.5	Form of Cash-settling Performance Shares Award Agreement (2026-2028).
10.6	Form of Stock Option Award Agreement under KeyCorp 2013 Equity Compensation Plan, filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2016.*
10.7	Form of Stock Option Award Agreement under KeyCorp 2013 Equity Compensation Plan, effective 2019, filed as Exhibit 10.8 to Form 10-K for the year ended December 31, 2018.*

10.8	Form of Stock Option Award Agreement under KeyCorp 2019 Equity Compensation Plan, effective 2020, filed as Exhibit 10.12 to Form 10-K for the year ended December 31, 2020.*.
10.9	Form of Stock Option Award Agreement under the KeyCorp Amended and Restated 2019 Equity Compensation Plan, effective 2026.
10.10	Form of Restricted Stock Unit Award Agreement (New Hire/Retention) under KeyCorp 2019 Equity Compensation Plan, filed as Exhibit 10.4 to KeyCorp's Registration Statement on Form S-8 on May 23, 2019, File No. 333-231689.*
10.11	Form of Restricted Stock Unit Award Agreement under KeyCorp 2019 Equity Compensation Plan, effective 2020, filed as Exhibit 10.17 to Form 10-K for the year ended December 31, 2020.*
10.12	Form of Restricted Stock Unit Award Agreement under KeyCorp Amended and Restated 2019 Equity Compensation Plan, filed as Exhibit 10.12 to Form 10-K for the year ended December 31, 2024.*
10.13	Form of Restricted Stock Unit Award Agreement (New Hire/Retention) under KeyCorp Amended and Restated 2019 Equity Compensation Plan, filed as Exhibit 10.13 to Form 10-K for the year ended December 31, 2024.*
10.14	Form of Restricted Stock Unit Award Agreement under KeyCorp Amended and Restated 2019 Equity Compensation Plan, effective 2026.
10.15	Form of Change of Control Agreement (Tier I) between KeyCorp and Certain Executive Officers of KeyCorp, dated as of March 8, 2012, filed as Exhibit 10.8 to Form 10-K for the year ended December 31, 2017.*
10.16	Form of Change of Control Agreement (Tier II Executives) between KeyCorp and Certain Executive Officers of KeyCorp, dated as of April 15, 2012, filed as Exhibit 10.9 to Form 10-K for the year ended December 31, 2017.*
10.17	KeyCorp Executive Annual Performance Plan (effective March 13, 2019), filed as Exhibit 10.1 to Form 8-K on March 15, 2019.*
10.18	KeyCorp Long-Term Incentive Deferral Plan, filed as Exhibit 10.14 to Form 10-K for the year ended December 31, 2018.*
10.19	KeyCorp 2013 Equity Compensation Plan (effective March 14, 2013), filed as Exhibit 10.17 to Form 10-K for the year ended December 31, 2018.*
10.20	KeyCorp 2019 Equity Compensation Plan (effective January 10, 2019), filed as Exhibit 10.1 to Form 8-K on May 24, 2019.*
10.21	KeyCorp Amended and Restated 2019 Equity Compensation Plan, filed as Exhibit 99.1 to KeyCorp's Registration Statement on Form S-8 on May 11, 2023, File No. 333-271833.*
10.22	Director Deferred Compensation Plan (May 18, 2000 Amendment and Restatement), filed as Exhibit 10.18 to Form 10-K for the year ended December 31, 2018.*
10.23	Amendment to the Director Deferred Compensation Plan (effective December 31, 2004), filed as Exhibit 10.20 to Form 10-K for the year ended December 31, 2014.*
10.24	KeyCorp Amended and Restated Second Director Deferred Compensation Plan (effective September 18, 2013), filed as Exhibit 10.20 to Form 10-K for the year ended December 31, 2018.*
10.25	KeyCorp Directors' Deferred Share Sub-Plan (effective September 18, 2013), filed as Exhibit 10.21 to Form 10-K for the year ended December 31, 2018.*
10.26	KeyCorp Amended and Restated Directors' Deferred Share Sub-Plan (effective May 23, 2019), filed as Exhibit 10.27 to Form 10-K for the year ended December 31, 2019.*
10.27	KeyCorp Amended and Restated Directors' Deferred Share Sub-Plan (effective September 16, 2020), filed as Exhibit 10 to Form 10-Q for the quarter ended September 30, 2020.*
10.28	KeyCorp Excess Cash Balance Pension Plan (effective January 1, 1998), filed as Exhibit 10.22 to Form 10-K for the year ended December 31, 2018.*
10.29	First Amendment to the KeyCorp Excess Cash Balance Pension Plan (effective July 1, 1999), filed as Exhibit 10.23 to Form 10-K for the year ended December 31, 2018.*
10.30	Second Amendment to the KeyCorp Excess Cash Balance Pension Plan (effective January 1, 2003), filed as Exhibit 10.24 to Form 10-K for the year ended December 31, 2018.*
10.31	Restated Amendment to KeyCorp Excess Cash Balance Pension Plan (effective December 31, 2004), filed as Exhibit 10.26 to Form 10-K for the year ended December 31, 2014.*
10.32	Disability Amendment to KeyCorp Excess Cash Balance Pension Plan (effective December 31, 2007), filed as Exhibit 10.21 to Form 10-K for the year ended December 31, 2017.*
10.33	KeyCorp Second Excess Cash Balance Pension Plan (effective February 8, 2010), filed as Exhibit 10.28 to Form 10-K for the year ended December 31, 2014.*
10.34	Amendment to the KeyCorp Second Excess Cash Balance Pension Plan (effective May 8, 2023), filed as Exhibit 10.35 to Form 10-K for the year ended December 31, 2023. *

10.35	Trust Agreement for certain amounts that may become payable to certain executives and directors of KeyCorp, dated April 1, 1997, and amended as of August 25, 2003, filed as Exhibit 10.28 to Form 10-K for the year ended December 31, 2018.*
10.36	KeyCorp Deferred Savings Plan (effective January 1, 2015), filed as Exhibit 10.31 to Form 10-K for the year ended December 31, 2014.*
10.37	Amendment to the KeyCorp Deferred Savings Plan (effective January 1, 2023), filed as Exhibit 10.37 to Form 10-K for the year ended December 31, 2022.*
10.38	Amendment to the KeyCorp Deferred Savings Plan (effective January 1, 2023), filed as Exhibit 10.38 to Form 10-K for the year ended December 31, 2022.*
10.39	KeyCorp Second Deferred Savings Plan (effective January 1, 2019), filed as Exhibit 10.30 to Form 10-K for the year ended December 31, 2018.*
10.40	Amended and Restated KeyCorp Second Deferred Savings Plan (effective January 1, 2023), filed as Exhibit 10.40 to Form 10-K for the year ended December 31, 2022.*
10.41	Amended and Restated KeyCorp Second Deferred Savings Plan (effective May 8, 2023), filed as Exhibit 10.40 to Form 10-K for the year ended December 31, 2024.*
10.42	Amended and Restated First Niagara Bank and First Niagara Financial Group, Inc. Directors Deferred Fees Plan, filed as Exhibit 10.32 to Form 10-K for the year ended December 31, 2018.*
10.43	First Niagara Financial Group, Inc. 2012 Equity Incentive Plan, filed as Exhibit 10.33 to Form 10-K for the year ended December 31, 2017.*
10.44	First Niagara Financial Group, Inc. 2012 Equity Incentive Plan, Amendment Number One, filed as Appendix B to First Niagara Financial Group, Inc.'s Schedule 14A filed on March 21, 2014.*
10.45	First Niagara Financial Group, Inc. 2012 Equity Incentive Plan, Amendment Number Two, filed as Appendix C to First Niagara Financial Group, Inc.'s Schedule 14A filed on March 21, 2014.*
10.46	Investment Agreement, dated August 12, 2024, by and between KeyCorp and The Bank of Nova Scotia, filed as Exhibit 10.1 to Form 8-K on August 13, 2024. * # †
19	KeyCorp Insider Trading Policy
21	Subsidiaries of the Registrant.
22	Subsidiary Issuers of Guaranteed Securities.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	KeyCorp Compensation Recovery Policy, filed as Exhibit 97 to Form 10-K for the year ended December 31, 2023.*
101	The following materials from KeyCorp's Form 10-K Report for the year ended December 31, 2025, formatted in inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Consolidated Statements of Comprehensive Income; (iii) the Consolidated Statements of Changes in Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to Consolidated Financial Statements.
104	The cover page from KeyCorp's Form 10-K for the year ended December 31, 2025, formatted in inline XBRL (contained in Exhibit 101).

*Incorporated by reference. Copies of these Exhibits have been filed with the SEC. Exhibits that are not incorporated by reference are filed with this report. Shareholders may obtain a copy of any exhibit, upon payment of reproduction costs, by writing KeyCorp Investor Relations, 127 Public Square, Mail Code OH-01-27-0737, Cleveland, OH 44114-1306.

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. KeyCorp hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

† Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a portion of the text and replacing it with [***]

KeyCorp hereby agrees to furnish the SEC upon request, copies of instruments, including indentures, which define the rights of long-term debt security holders. The documents listed as Exhibits 10.1 through 10.45 constitute

management contracts or compensatory plans or arrangements. In addition, certain confidential portions of the forms of award agreements listed within Exhibits 10.1 through Exhibit 10.45 may be omitted by means of marking such portions with the brackets ("[***]") because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

KEYCORP

/s/ Clark H. Khayat

Clark H. Khayat
Chief Financial Officer (Principal Financial Officer)
February 23, 2026

/s/ Stacy L. Gilbert

Stacy L. Gilbert
Chief Accounting Officer (Principal Accounting Officer)
February 23, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title
/s/ Christopher M. Gorman Christopher M. Gorman	Chairman, Chief Executive Officer and President (Principal Executive Officer), and Director
/s/ Clark H. Khayat Clark H. Khayat	Chief Financial Officer (Principal Financial Officer)
/s/ Stacy L. Gilbert Stacy L. Gilbert	Chief Accounting Officer (Principal Accounting Officer)
*Jacqueline Allard	Director
*Alexander M. Cutler	Director
*H. James Dallas	Director
*Elizabeth R. Gile	Director
*Ruth Ann M. Gillis	Director
*Robin N. Hayes	Director
*Carlton L. Highsmith	Director
*Richard J. Hipple	Director
*Somesh Khanna	Director
*Devina A. Rankin	Director
*Barbara R. Snyder	Director
*Richard J. Tobin	Director
*Todd J. Vasos	Director

/s/ James L. Waters

* By James L. Waters, attorney-in-fact
February 23, 2026

183

EXHIBIT 19

1. **Purpose**

This Policy provides guidelines with respect to transactions in the securities of Key and the companies with which Key does business. Key has adopted this Policy to promote compliance with federal, state, and foreign securities laws that prohibit persons who are aware of MNPI (as defined in Section 3.1.1) about a company from: (i) trading in securities of that company; or (ii) providing MNPI to other persons who may trade on the basis of that information. It is important to Key to avoid even the appearance of impropriety.

2. Scope

2.1 Persons Subject to the Policy

This Policy applies to all directors, officers, and employees of Key. Key may also determine that other persons should be subject to this Policy, such as contractors, vendors, or consultants who have access to MNPI. This Policy also applies to family members, other members of a person's household, and entities controlled by a person covered by this Policy, as defined below. Transactions by Family Members and Others. This Policy applies to your (a) spouse or domestic partner; (b) financially dependent children and other financially dependent family members, whether or not they live with you; and (c) anyone who lives in your household, including adult independent children, parents, grandparents, grandchildren, in-laws, siblings, and similar step- and adoptive relatives (collectively referred to as "Family Members").You are responsible for the transactions of these Family Members and therefore should make them aware of the need to confer with you before they engage in transactions in Key Securities (as defined in Section 2.2), and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.
Transactions by Entities that You Influence or Control. This Policy applies to any trust, corporation, partnership, or other entity where you have significant influence or control over decisions involving Key Securities (collectively referred to as "Controlled Entities"), including any trust or other entity established for estate planning purposes. Transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.
Certain lines of business may have policies and procedures that impose additional requirements and restrictions on covered employees with respect to MNPI and securities trading activity. These include, but are not limited to, the KeyBanc Capital Markets Inc. ("KBCM") Compliance Manual that has the KeyBanc Capital Markets Inc. ("KBCM") Personal Investment Policy, the KBCM Insider Trading policies and procedures, and the KBCM Information Barrier procedures; the Key Investment Services LLC ("KIS") Investment Advisory Code of Ethics, the KIS Investment Advisory policies and procedures; the Key Private Bank Conflicts of Interest Policy, and the Key Private Bank ("KPB") Personal Security Trading and Reporting Policy. To the extent that these policies and procedures are more detailed, restrictive and targeted, their more stringent restrictions supersede this Policy. The provisions of this Policy that are not superseded by more stringent provisions in related line of business policies continue to apply.

2.2 Transactions Subject to the Policy

This Policy applies to transactions in securities issued by Key (collectively referred to in this Policy as "Key Securities"), including Key's common stock, options to purchase common stock, or any other type of securities that Key may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by Key,

such as exchange-traded put or call options or swaps relating to Key Securities. Transactions subject to this Policy include purchases, sales, and bona fide gifts of Key Securities. Transactions that are not subject to this policy are described below in more detail under the heading
"Transactions Not Subject to the Policy" in Section 3.1.3 below.

2.3 Responsibility for Compliance

Persons subject to the Policy have ethical and legal obligations to maintain the confidentiality of information about Key and any company with which Key engages in transactions or does business, including, but not limited to, customers or suppliers of Key, and to not engage in transactions in Key Securities or the securities of any company with which Key does business while in possession of MNPI. Persons subject to the Policy must not engage in illegal trading and must avoid the appearance of improper trading.

Each individual is responsible for making sure that they comply with this Policy, and that Family Members and Controlled Entities whose transactions are subject to this Policy, as discussed above, also comply with this Policy.

In all cases, the responsibility for determining whether an individual is in possession of MNPI rests with that individual, and any action on the part of Key, the General Counsel, the General Counsel's designee, Key Legal, or any employee or officer pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties imposed by regulators, criminal liability, and disciplinary action by Key for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations."

All Key employees are required to complete the annual Culture, Conduct and Ethics Training, which addresses conflicts of interest and personal securities transactions, as well as the annual Protecting Key's Assets training, which addresses MNPI.

3. Policy

3.1 Policy Statement

It is the policy of Key that no director, officer, or other employee of Key (or any other person subject to this Policy) who is aware of MNPI relating to Key may, directly, or indirectly through Family Members or other persons or entities:

1. Engage in transactions in Key Securities, except as otherwise specified in this Policy under the heading "Transactions Not Subject to the Policy";

2. Recommend that others engage in transactions in of any Key Securities;

3. Disclose MNPI to persons within Key whose jobs do not require them to have that information, or outside of Key to other persons, including, but not limited to, family, friends, business associates, investors, and expert consulting firms, unless any such disclosure is made in accordance with Key's policies regarding the protection or authorized external disclosure of information regarding Key; or

4. Assist anyone engaged in the above activities.

In addition, it is the policy of Key that no director, officer, or other employee of Key (or any other person designated as subject to this Policy) who, in the course of working for Key, learns of MNPI about a company (1) with which Key does business, including a customer or supplier of Key, or (2) that is involved in a potential transaction or business relationship with Key, may either disclose MNPI about that company, engage in transactions in that company's securities, or recommend that others engage in transactions in that company's securities until the information becomes public or is no longer material (see Section 3.1.1 for a discussion of what is "material").

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempted from this Policy. The securities laws do not recognize any mitigating circumstances and in any event, even the appearance of an improper transaction must be avoided to preserve Key's reputation for adhering to the highest standards of conduct.

This Policy is one of Key's policies regarding employee conduct. Both this Policy and Key's Code of Business Conduct and Ethics (the "Code") restrict trading in Key Securities and the stock of other companies with which Key engages in transactions or does business in order to comply with applicable laws. Employees who violate this Policy may be subject to disciplinary action.

3.1.1. Definition of MNPI

Material Information. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company's stock price, whether it is positive or negative, should be considered material. There is no bright- line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- Projections of future earnings or losses, or other earnings guidance;
- Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
- Changes in Key's debt ratings;
- Significant regulatory developments;
- A pending or proposed merger, acquisition or tender offer;
- A pending or proposed acquisition or disposition of a significant asset;
- A pending or proposed joint venture;
- A restructuring of Key;
- Significant related party transactions;
- A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
- The establishment of a repurchase program for Key Securities;
- A change in Key's pricing or cost structure;

- A change in management;
- A change in auditors or notification that the auditor's reports may no longer be relied upon;
- Development of a significant new product, process, or service;
- Significant pending or threatened litigation, or the resolution of such litigation;
- Impending bankruptcy or the existence of severe liquidity problems;
- The gain or loss of a significant customer or supplier;
- The imposition of a ban on trading in Key Securities or the securities of another company;
- A significant disruption in Key's operations or loss, potential loss, breach, or unauthorized access of its property or assets, including its facilities and information technology infrastructure, including a significant cybersecurity incident; or
- The imposition of an event-specific restriction on trading in Key Securities or the securities of another company or the extension or termination of such restriction.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed broadly to the marketplace, such as through newswire services, a broadcast on widely available radio or television programs, publication in a widely-available newspaper, magazine or news website, and/or public disclosure documents filed with the United States Securities and Exchange Commission ("SEC") that are available on the SEC's website. By contrast, information would likely not be considered widely disseminated if it is available only to Key's employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the first business day after the day on which the information is released. If, for example, Key were to make an announcement on a Thursday, you should not engage in transactions in Key Securities until Friday. Depending on the particular circumstances, Key may determine that a longer or shorter period should apply to the release of specific MNPI. The employee is responsible for determining the status of the MNPI.

3.1.2. Special and Prohibited Transactions

Key has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to the Policy engage in certain types of transactions. It therefore is Key's policy that any persons covered by this Policy may not engage in any of the following transactions, as described below:

1. *Short Sales*. Short sales of Key Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in Key's prospects. In addition, short sales may reduce a seller's incentive to seek to improve Key's performance. For these reasons, short sales of Key Securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act (the "Exchange Act") prohibits officers and directors from engaging in short sales. (Short

sales arising from certain types of hedging transactions are governed by the paragraph below captioned "Hedging Transactions.")

2. *Publicly-Traded Options*. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a person covered by this Policy is trading based on MNPI and focus such person's attention on short-term performance at the expense of Key's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

3. *Hedging Transactions*. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds. Such hedging transactions may permit a person to continue to own Key Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, such person may no longer have the same objectives as Key's other shareholders. Therefore, persons covered by this Policy are prohibited from engaging in any such transactions.

4. *Margin Accounts and Pledges*. Key Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on a loan. Because a margin sale or foreclosure sale may occur at a time when the pledger is aware of MNPI or is not permitted to engage in transactions in Key Securities, persons covered by this Policy are prohibited from pledging Key Securities as collateral for margin purchases or a loan.

5. *Standing and Limit Orders*. Standing and limit orders create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer, or employee is in possession of MNPI. Key prohibits placing standing or limiting order on Key Securities.

3.1.3. Transactions Not Subject to the Policy

This Policy does <u>not</u> apply in the case of the following transactions, except as specifically noted:

1. *Stock Option Exercises*. This Policy does not apply to a cash exercise of a stock option. **However, Section 16 Insiders (as defined in Section 3.1.8) must still notify the General Counsel or the General Counsel's designee prior to the exercise in order to ensure that the transaction is properly reported for Section 16 purposes.**

   This Policy does apply, however, to an exercise of a stock option, whether acquired pursuant to Key's equity plans or otherwise, that includes any sale of Key Securities as part of a broker-assisted cashless exercise of an option, or any other sale or disposition of Key Securities for the purpose of generating the cash needed to pay the exercise price of an option or any related taxes. This also includes a "net exercise" of a stock option, whereby you elect to have Key withhold shares subject to an option to satisfy the exercise price or tax withholding due upon the exercise.

2. *Key 401(k) Savings Plan*. This Policy does not apply to purchases (to the extent, if any that the Key 401(k) Savings Plan from time to time permits such purchases) of Key Securities in the Key 401(k) Savings Plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election.

   This Policy does apply, however, to discretionary transactions you make under the Key 401(k) Savings Plan relating to your Key stock account in the 401(k) plan, including your election (to the extent, if any, that the Key 401(k) Savings Plan from time to time permits such elections) to:

   a. begin or terminate investing in the Key stock account of the 401(k) plan;

   b. increase or decrease the percentage of your periodic contributions that will be allocated to your Key stock account;

   c. make an intra-plan transfer of an existing account balance into or out of your Key stock account;

   d. borrow money against your Key stock account if the loan will result in a liquidation of some or all of your Key stock account balance; and

   e. pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to the Key stock account.

3. *Deferred Savings Plan.* This Policy does not apply to timely elections to defer base salary or performance-based compensation under the Deferred Savings Plan or the revocation of an existing election and the making of a new election as to the time and form of payment of deferred compensation under the Deferred Savings Plan.

   This Policy does apply, however, to discretionary transactions you make under the Deferred Savings Plan relating to your Key stock account in the plan, including your election (to the extent, if any, that the Deferred Savings Plan from time to time permits such elections) to:

   a. begin or terminate investing in the Key stock fund of the Deferred Savings Plan;

   b. increase or decrease the percentage of your periodic contributions that will be allocated to the Key stock fund; and

   c. make an intra-plan transfer of an existing account balance into or out of, or an election to make an in-service withdrawal from, the Key stock fund.

4. *Direct Stock Purchase and Discounted Stock Purchase Programs*. This Policy does not apply to purchases of Key Securities in the Discounted Stock Purchase Program and Direct Stock Purchase Program (administered by Computershare) resulting from your periodic or lump sum contribution of money to the programs pursuant to the election you made at the time of your enrolment in the program, including through a payroll deduction election or other recurring contribution.

   This Policy does apply, however, to:

a. voluntary purchases of Key Securities resulting from cash contributions you choose to make to the programs;

b. your initial election to participate in those programs;

c. your election to increase your level of participation in the programs (for example, through changes to payroll deductions or other recurring contributions); and

d. your sales of Key Securities purchased pursuant to the program.

5. *Dividend Reinvestment Plan*. This Policy does not apply to purchases of Key Securities under Key's dividend reinvestment plan or a broker's dividend reinvestment plan resulting from your reinvestment of dividends paid on Key Securities.

   This Policy does apply, however, to voluntary purchases of Key Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Key Securities purchased pursuant to the plan.

6. *Vesting of Equity Awards*. This Policy does not apply to the vesting of any Key Security, including those granted under Key's equity plans, or to the withholding of shares to satisfy tax withholding requirements upon vesting.

3.1.4. Rule 10b5-1 Plans

The use of Rule 10b5-1 Plans is prohibited

The use of Rule 10b5-1 plans can create risk as these plans allow employees to trade at pre-determined times even during blackout periods. Even a planned sale right before the announcement of MNPI could be perceived as Insider Trading. To avoid even the appearance of impropriety, employees are prohibited from having Rule 10b5-1 plans for transactions in KeyCorp Securities.

3.1.5. Post-Termination Transactions

This Policy continues to apply to certain transactions in Key Securities even after termination of service to Key, as explained below. If an individual is in possession of MNPI when their service terminates, that individual may not engage in transactions in Key Securities until that information has become public or is no longer material.

The pre-clearance procedures specified in the Policy for Section 16 Insiders will cease to apply to transactions in Key Securities upon the expiration of any blackout period or other Key-imposed trading restrictions applicable at the time of the termination of service. In addition, after termination of service to Key, Section 16 Insiders remain subject to Section 16 "short-swing" profit-disgorgement rules for up to six months after termination and are required to file Forms 4 to report any non- exempt transactions in Key Securities (i.e., purchases and sales) occurring within six months after an "opposite-way" non-exempt transaction that occurred while they were still serving at Key.

3.1.6. Consequences of Violations

Engaging in transactions in securities while aware of MNPI, or the disclosure of MNPI to others who then engage in transactions in Key Securities or other companies' securities, is prohibited by federal and state laws, as well as the laws of foreign jurisdictions. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Key-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can also tarnish a person's reputation and irreparably damage the person's career.

3.1.7. Trading Restrictions

Quarterly Trading Restrictions. The persons designated as subject to quarterly trading restrictions, as well as their Family Members and Controlled Entities, may not conduct any transactions involving Key Securities (other than as specified by this Policy), during a "Blackout Period" beginning on the 15th day of the last month of each quarter and ending on the first business day after the date of the public release of Key's earnings results for that quarter. In other words, these persons may only conduct transactions in Key Securities during the "Window Period" beginning on the first business day following the public release of Key's quarterly earnings and ending on the 14th day of the last month of the next fiscal quarter.

Event-Specific Trading Restriction Periods. From time to time, an event or development may occur that is material to Key and is known by only a few directors, officers, and/or employees. So long as the event or development remains material and nonpublic, the persons designated by the General Counsel may not engage in transactions in Key Securities, even though the trading window would otherwise be open (an "Event-Specific Blackout Period"). You may be directly notified of an Event-Specific Blackout Period or you may be denied preclearance without prior notice when you seek preclearance for a transaction in Key Securities. Since the existence of an Event-Specific Blackout Period may not be announced to all Key employees or Section 16 Insiders, you are prohibited from communicating the receipt of a notice of an Event-Specific Blackout Period or the denial of your preclearance requests to any other Key employee. If you inadvertently inform someone of an Event-Specific Blackout Period to which they were not already subject, please inform the General Counsel or the General Counsel's designee immediately. The General Counsel or the General Counsel's designee will inform you when you are no longer subject to an Event-Specific Blackout Period.

Even if you do not receive notice of an Event-Specific Blackout Period, you may not engage in transactions in Key Securities if you are aware of an event or development that is material to Key and has not yet been publicly disclosed.

Exceptions to Trading Restrictions. The quarterly trading restrictions and event- specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described under the heading "Transactions Not Subject to the Policy" in Section 3.1.3.

3.1.8. Additional Procedures and Considerations for Section 16 Insiders

Key has established additional procedures to assist Key in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of MNPI, and to avoid the appearance of any impropriety. These additional procedures are applicable only to Officers of KeyCorp that have been designated as Section 16 Officers and to members of the KeyCorp Board of Directors (collectively, "Section 16 Insiders").

Any proposed transaction involving Key Securities by others who are subject to this Policy by virtue of their relationship with a Section 16 Insider (as described under the heading "Persons Subject to the Policy" – "Transactions by Family Members and
Others" and "Transactions by Entities that You Influence or Control") is subject to the same procedures and guidelines that apply to the Section 16 Insiders. Section 16 Insiders should periodically review this Policy and the restrictions on trading in Key Securities with Family Members and Controlled Entities and remind them to coordinate any transaction in Key Securities with the Section 16 Insider. Section 16 Insiders should further remind those individuals to furnish them with any information that may be required for Section 16 reports (e.g., date of transaction, price per share, number of shares, etc.).

Pre-Clearance Procedures. Section 16 Insiders, as well as the Family Members and Controlled Entities of Section 16 Insiders, may not engage in any transaction in Key Securities without first obtaining pre-clearance of the transaction from the General Counsel or General Counsel's designee. If a Section 16 Insider seeks preclearance and permission to engage in the transaction is denied, then they should refrain from
initiating any transaction in Key Securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether they may be aware of any MNPI about Key and should describe fully those circumstances to the General Counsel or General Counsel's designee.

In addition to the pre-clearance referenced above, the Chief Executive Officer must notify the Chair of the Compensation and Organization Committee of the KeyCorp Board of Directors prior to any transaction in Key Securities.

Section 16 Filing Requirements. The SEC's rules under Section 16(a) of the Exchange Act impose reporting requirements on insiders. If there is any change in a Section 16 Insider's ownership of Key Securities at any time, other than through certain exempt transactions, the Section 16 Insider is required to file a Section 16 report on "Form 4" with the SEC by the close of the second business day following the date of Section 16-reportable transactions in Key Securities.

Key Legal will determine whether a Form 4 filing is required at the time a Section 16 Insider requests pre-clearance for a transaction. If Key Legal determines that a Form 4 filing is required after the Section 16 Insider requests pre- clearance, Key Legal will make the filing on the Section 16 Insider's behalf pursuant to the power-of-attorney authority the Section 16 Insider granted upon designation as a Section 16 Officer or election as a director. Upon filing, the Form 4 will be posted on the SEC's public filing database and will be available on Key's website (www.key.com/ir).

Short-Swing Profit Liability. Section 16 Insiders may be held liable under Section 16(b) of the Exchange Act for any profits earned on "opposite way" transactions that occur within a six month period (i.e., a sale followed by a purchase within six months, or a purchase followed by a sale within six months). Such "opposite way" transactions are "matched" to one another, and legal action could be pursued by a third-party against a Section 16 Insider who earned a profit or avoided a loss from those transactions. This is true even if the Section 16 Insider did not have a profit motive when engaging in the transactions.

Forms 144. Persons engaging in transactions in Key Securities should also be prepared to comply with Rule 144 promulgated under the Securities Act of 1933, as amended, and file a Form 144 with the SEC, if necessary, at the time of any sale.

Gifts. For the avoidance of doubt, this Policy applies to gifts, and Section 16 Insiders are required to report dispositions of Key Securities by gift on a Form 4 filed with the SEC by the close of the second business day following the gift.

3.2. Roles and Responsibilities Relative to the Key Insider Trading Policy

Risk Committee of KeyCorp Board of Directors ("Approving Body"): The Risk Committee of the KeyCorp Board of Directors provides oversight in the development and execution of the Policy and serves as its Approving Body. In this role, it holds final approval responsibilities for the Policy and any Material Revisions to it, as defined in Appendix A.1.

Risk Committee of the KBNA Board of Directors ("Approving Body"): The Risk Committee of the KBNA Board of Directors provides oversight and monitoring of the management of compliance risks that are specifically relevant to KBNA, and annually reviews and approves the Policy.

Enterprise Risk Management ("ERM") Committee ("Governing Body"): The Enterprise Risk Management Committee, chaired by the Chief Risk Officer and comprised of senior level executives, is responsible for governance, direction, oversight, and high- level management of risk. The ERM Committee provides direction in the development and execution of the Policy and serves as its Governing Body. In this role, the ERM Committee holds final review and approval responsibilities for the functions relating to the Policy (with the exception of Material Policy Revisions, as defined in Appendix A.1). The ERM Committee escalates related issues to the Risk Committee.

Chief Ethics Officer (Policy Owner): The Chief Ethics Officer manages the Ethics Office and acts as the Policy Owner.

Ethics Program Manager (Policy Manager): The Policy Manager is responsible for the day-to-day maintenance of this Policy. This includes the execution of required reviews, the management of certification and issue escalation processes, and the communication of Policy content.

Chief Compliance Officers: The Chief Compliance Officers for KBCM and KIS oversee execution of compliance risk practices and processes, ensure appropriate compliance risk oversight and governance, and support the second line of defense compliance risk infrastructure within their respective organizations, and report directly to the corresponding business executives.

Key Legal: Key Legal provides oversight and administration of this Policy for Section 16 Insiders and assists in efforts to manage compliance risk by providing advice and communicating significant changes to applicable laws and regulations.

Internal Audit: Internal Audit provides an independent and objective perspective on the adequacy and function of the organization, and of Key's controls and governance processes, as designed and represented by management.

Managers and All Employees: Managers and employees and others subject to this Policy are required to comply with the letter and the spirit of the Policy and to escalate issues of potential non-compliance as directed by the Code.

3.3. Compliance with the Key Insider Trading Policy

3.3.1. Compliance Requirements

The Ethics Office is responsible for the administration of the Policy under the oversight of the Chief Ethics Officer. Compliance with all practices and principles set forth in the Policy is required. The Ethics Office is responsible for oversight and implementation of this Policy and may supplement it with written notices that provide interpretations or explanations of the Policy or may implement additional specific or different requirements or procedures for designated business units.

3.3.2. Exception, non-compliance, interpretation resolution, and escalation

Non-compliance: Non-compliance with the Policy, if recognized, is reported to the Chief Ethics Officer and escalated to the General Counsel and/or the Chief Auditor when appropriate. Instances of non-compliance should be escalated to the ERM Committee (if necessary).

Interpretation issues: Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Chief Ethics Officer or designee by emailing the Ethics Office at ethics@keybank.com. Section 16 Insiders and their Family Members and Controlled Entities should contact the General Counsel or the General Counsel's designee with any questions.

3.4. Review Cycle

The Policy Owner will, at least annually, review this Policy and submit this Policy to the Governing and Approving Bodies for either validation or approval of revisions or enhancements. This review includes discussion of the appropriateness of the Policy, considering recent changes to organizational or governance structure, business strategy, regulatory environment, risk appetite (including risk measurement requirements) or other events and trends.

If revisions to the Policy are required outside of the annual review cycle, the Policy Manager will coordinate the necessary revisions. When completed, the Policy Owner assesses whether any agreed-upon revisions are material, as defined in Appendix A.1. When revisions are not material, the Policy Owner can approve all changes and report to the Governing Body and Risk Policy Office that the Policy has been updated. Material Policy Revisions require the approval of the Approving Body. The Policy Manager is responsible for reporting all Policy updates to the Risk Policy Office who is responsible for maintaining and updating approved Policies on the centralized Risk Management Policy and Programs SharePoint Database.

Appendix

A.1. Definitions

Insider Trading: Refers generally to buying or selling a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of MNPI about the security.

Material Policy Revision: Material Policy Revision is a substantive change, such as a change in responsibility, control or new activities required for compliance with the Policy. Administrative changes, such as stylistic edits or updates to naming standards, clarification of existing roles or processes, changes to conform with other approved governance documents and typographical corrections do not constitute Material Policy Revisions. Non-administrative changes to the title of the Policy Owner, Governing Body, Approving Body or other major roles constitute Material Policy Revisions. Changes to the individual currently holding the title (e.g., due to promotion) are not material.

EXHIBIT 21

KEYCORP
SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2025

Subsidiaries[a]	Jurisdiction of Incorporation or Organization	Parent Company
KeyBank National Association	United States	KeyCorp

(a) *Subsidiaries of KeyCorp other than KeyBank National Association are not listed above since, in the aggregate, they would not constitute a significant subsidiary. KeyBank National Association is 100% owned by KeyCorp.*

EXHIBIT 22

SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

KeyCorp has guaranteed the payment of certain amounts due with respect to the securities of its subsidiaries described below.

Subsidiary Issuer	Guaranteed Securities
KeyCorp Capital I	KeyCorp Capital I Floating Rate Capital Securities
KeyCorp Capital II	KeyCorp Capital II 6 7/8% Capital Securities
KeyCorp Capital III	KeyCorp Capital III 7 3/4% Capital Securities

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of KeyCorp:

Form S-3 No. 333-55959
Form S-3 No. 333-59175
Form S-3 No. 333-64601
Form S-3 No. 333-76619
Form S-3 No. 333-272573
Form S-8 No. 333-49609
Form S-8 No. 333-70669
Form S-8 No. 333-107074
Form S-8 No. 333-107075
Form S-8 No. 333-107076
Form S-8 No. 333-112225
Form S-8 No. 333-167093
Form S-8 No. 333-188703
Form S-8 No. 333-208272
Form S-8 No. 333-231689
Form S-8 No. 333-256086
Form S-8 No. 333-271833

of our reports dated February 23, 2026, with respect to the consolidated financial statements of KeyCorp and the effectiveness of internal control over financial reporting of KeyCorp included in this Annual Report (Form 10-K) of KeyCorp for the year ended December 31, 2025.

Ernst & Young LLP

Ernst & Young
Cleveland, Ohio
February 23, 2026

EXHIBIT 24

KEYCORP
POWER OF ATTORNEY

Each of the undersigned, an officer, a director, or both of KeyCorp, an Ohio corporation, hereby constitutes and appoints Clark H. I. Khayat, James L. Waters and Andrea R. McCarthy, and each of them, as his or her true and lawful attorney-in fact with full power of substitution and resubstitution, to sign in his or her name, place, and stead and to file with the United States Securities and Exchange Commission in accordance with Securities Exchange Act of 1934, as amended, KeyCorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and all exhibits, amendments and supplements thereto, with full power and authority to take such actions that the attorney-in-fact deems necessary in connection with the execution and filing of such Annual Report on Form 10-K.

This Power of Attorney may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

* * * * *

IN WITNESS WHEREOF, the undersigned has hereto set his or her hand as of February 23, 2026.

/s/ Christopher M. Gorman	/s/ Jacqueline Allard
Christopher M. Gorman Chairman and Chief Executive Officer, and Director (Principal Executive Officer)	Jacqueline Allard, Director
/s/ Alexander M. Cutler	/s/ H. James Dallas
Alexander M. Cutler, Director	H. James Dallas, Director
/s/ Elizabeth R. Gile	/s/ Ruth Ann M. Gillis
Elizabeth R. Gile, Director	Ruth Ann M. Gillis, Director
/s/ Robin N. Hayes	/s/ Carlton L. Highsmith
Robin N. Hayes, Director	Carlton L. Highsmith, Director
/s/ Richard J. Hipple	/s/ Somesh Khanna
Richard J. Hipple, Director	Somesh Khanna, Director
/s/ Devina A. Rankin	/s/ Barbara R. Snyder
Devina A. Rankin, Director	Barbara R. Snyder, Director
/s/ Richard J. Tobin	/s/ Todd J. Vasos
Richard J. Tobin, Director	Todd J. Vasos, Director

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, Christopher M. Gorman, certify that:

1.   I have reviewed this annual report on Form 10-K of KeyCorp;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2026   /s/ Christopher M. Gorman
                                           _____
                                           Christopher M. Gorman
                                           Chairman, Chief Executive Officer and President

EXHIBIT 31.2

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, Clark H. Khayat, certify that:

1.   I have reviewed this annual report on Form 10-K of KeyCorp;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2026   /s/ Clark H. Khayat
                                                             Clark H. Khayat
                                                             Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. 1350, the undersigned officer of KeyCorp (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2026   /s/ Christopher M. Gorman
                                                Christopher M. Gorman
                                                Chairman, Chief Executive Officer and President

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

Pursuant to 18 U.S.C. 1350, the undersigned officer of KeyCorp (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2025 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2026

/s/ Clark H. Khayat

Clark H. Khayat
Chief Financial Officer

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Investor Connection

Key is committed to communicating with investors accurately and cost-effectively. By choosing to receive Key's Proxy Statement and Annual Report on Form 10-K via the internet instead of receiving a paper copy, you get information faster and help us reduce costs and environmental impact. A copy of our 2025 Annual Report on Form 10-K is also available at no charge upon written request. If you wish to receive copies of any of the exhibits, we will send them to you upon payment of our expenses for doing so.

Please write to:
KeyCorp Investor Relations
127 Public Square • OH-01-27-0559
Cleveland, OH 44114-1306

If you hold your shares directly, you may sign up for electronic access at computershare.com through the Investor Center. If a broker holds your shares, contact the brokerage firm to sign up. Key also encourages shareholders to vote their shares over the internet or by phone instead of using the paper proxy card. Key's Investor Relations website, key.com/IR, provides quick access to useful information and shareholder services, including live webcasts of management's quarterly earnings discussions.

Annual meeting of shareholders
Thursday, May 14, 2026 • 8:30 a.m. ET
To be held virtually.

Common shares
KeyCorp common shares are listed on the New York Stock Exchange under the symbol KEY. Anticipated dividend payable dates are on or about the 15th of March, June, September, and December, subject to approval by our Board of Directors.

Quarterly financial releases
Key expects to announce quarterly earnings in April, July, and October 2026 and January 2027. Earnings announcements can be accessed on key.com/IR. Printed copies of our earnings announcements also can be obtained by selecting the Request Information link on key.com/IR or by calling Key's Investor Relations department at 216-689-4221.

Dividend reinvestment/Direct stock purchase plan
Computershare administers a direct stock purchase plan that provides an alternative to traditional methods of buying, holding and selling shares in KeyCorp and includes dividend reinvestment. The plan brochure and enrollment forms can be downloaded at www.computershare.com

Forward-looking statements
The preceding letter from our Chairman and Chief Executive Officer, accompanying articles, and this page contain forward-looking statements. For a discussion of factors that could cause future results to differ from historical performance or those forward-looking statements, see "Forward-looking Statements," "Supervision and Regulation," and "Item 1A. Risk Factors" of the attached Annual Report on Form 10-K.

 **key.com/IR**

 **Contact Us**
216-689-3000

Investor Relations
216-689-4221

Media Relations
216-471-3133

**Transfer Agent/
Registrar and
Shareholder
Services**
1-800-539-7216

 **Corporate
Headquarters**
KeyCorp
127 Public Square
Cleveland, OH 44114

**KeyCorp Investor
Relations**
127 Public Square
OH-01-127-0559
Cleveland, OH 44114

**Transfer Agent/
Registrar and
Shareholder Services**
Computershare
P.O. Box 43078
Providence, RI 02940

For Overnight Delivery
Computershare
150 Royall St.
Canton, MA 02021

KeyCorp 🔑

KeyCorp
127 Public Square
Cleveland, OH 44114-1306

001CSR00DC
Form No. 77-7700KC